As confidentially submitted to the U.S. Securities and Exchange Commission on September 18, 2025.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

DRC Medicine Inc.

Co-registrant is listed on the following page
(Exact name of registrant as specified in its charter)

_______________________

Delaware	2836	39-2610345
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o DRC Medicine Ltd.
Shinjuku i-Land Tower, 4th Floor
6-5-1 Nishi-Shinjuku Shinjuku-ku
Tokyo 163-1304, Japan
+81-3-3340-1979
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_______________________

Narumi Okazaki
Chief Executive Officer
Shinjuku i-Land Tower, 4th Floor
6-5-1 Nishi-Shinjuku Shinjuku-ku
Tokyo 163-1304, Japan
+81-3-3340-1979
(Name, address, including zip code and telephone number, including area code, of agent for service)

_______________________

Copies to:

[ ] Celine and Partners, P.L.L.C. 1345 6th Ave., 2nd Floor New York, NY 10105 Telephone: (212) 612-1400 (718) 463-2555 – Facsimile	Gary J. Ross, Esq. McCarter & English, LLP 250 West 55th Street, 13th Floor New York, NY 10019 Telephone: (212) 884-9339 (212) 609-6921 – Facsimile

_______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
DRC Medicine Ltd.	Japan	2836	Not Applicable

____________

(1)      The Co-Registrant has the following principal executive office:

c/o DRC Medicine Ltd.
Shinjuku i-Land Tower, 4th Floor
6-5-1 Nishi-Shinjuku Shinjuku-ku
Tokyo 163-1304, Japan
Tel: +81-3-3340-1979

(2)      The agent for service for the Co-Registrant is:

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102

The information in this preliminary proxy statement/prospectus is not complete and may be changed. DRC Medicine Inc. may not issue the securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED     , 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF RIBBON ACQUISITION CORP AND PROSPECTUS FOR UP TO [    ] SHARES OF COMMON STOCK, OF DRC MEDICINE INC.

To the Shareholders of Ribbon Acquisition Corp:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “EGM”) of the Shareholders of Ribbon Acquisition Corp, a Cayman Islands exempted company with limited liability (“Ribbon” or “SPAC”), which will be held at [    ] a.m., Eastern Time, on [    ], 2025, or at such other time and on such other date to which the EGM may be adjourned or postponed. The Board of Directors of Ribbon (the “Board” or “Ribbon”) has determined to convene and conduct the EGM in a virtual meeting format at [    ]. For the purposes of Ribbon’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the EGM may also be attended in person at Celine and Partners, P.L.L.C., 1345 Avenue of the Americas, New York, New York 10105-0302. The accompanying proxy statement/prospectus includes instructions on how to access the virtual EGM and how to listen and vote from home or any remote location with internet connectivity. You or your proxyholder will be able to attend and vote at the EGM by visiting [    ] and using a control number assigned by Odyssey Transfer and Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Ribbon will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On June 30, 2025, Ribbon entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) DRC Medicine Ltd., a Japanese corporation (Kabushiki Kaisha) (“DRC”), (ii) DRC Medicine Inc., a Delaware corporation (“Pubco”), and (iii) DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which the following will occur: (1) Pubco and DRC will engage in a share exchange, whereby the shareholders of DRC (the “Company Shareholders”) will exchange their shares in the Company for newly issued shared of Pubco (the “Share Exchange”); (2) the domestication of Ribbon as a Delaware corporation, in which Ribbon will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Current Charter, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”); (3) the merger of Ribbon with and into and Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Share Exchange, the Domestication and the Merger, the “Business Combination”).

The Domestication is intended to occur on the date that is one business day prior to the Closing Date. In connection with the Domestication, immediately prior to the Domestication, (1) Ribbon will effect the redemption of the Class A ordinary shares of Ribbon, par value $0.0001 per share (the “Ribbon Class A Shares”), initially issued in Ribbon’s initial public offering (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that are validly submitted for redemption and not withdrawn, (2) Ribbon Investment Company Ltd, a Cayman Islands exempted company and the sponsor of Ribbon (the “Sponsor”), the holder of Class B ordinary shares of Ribbon, par value $0.0001 per share (the “Ribbon Class B Shares” or the “Founder Shares,” and together with the Ribbon Class A Shares, the “Ribbon Ordinary Shares”) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Ribbon Class B Share held by it into one Ribbon Class A Share (the “Class B Share Conversion”). At the effective time of the Domestication, each outstanding Ribbon Class A Share (excluding Public Shares validly submitted for redemption but including Ribbon Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of common stock, par value $0.0001 per share, of Pubco (the “Pubco Common Stock”).

It is anticipated that upon completion of the Business Combination and assuming no additional shares of Ribbon Ordinary Shares are redeemed in connection with the Business Combination, the Ribbon Public Shareholders would own an interest of approximately [    ]% of Pubco, the Sponsor and the initial shareholders of Ribbon will own an interest of approximately [    ]% of Pubco, and the DRC security holders will own an interest of approximately [    ]% of Pubco, each on a non-diluted basis. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.” If the actual facts are different from the assumptions set forth therein (which they are likely to be), the percentage ownership set forth above will be different.

The Ribbon Units, Public Shares and Public Rights are traded on the Nasdaq Stock Market (the “Nasdaq”) under the symbols “RIBBU,” “RIBB” and “RIBBR,” respectively. On [    ], 2025, the closing sale prices of the Ribbon Units, Public Shares and Public Rights were $[    ], $[    ] and $[    ], respectively. Pubco will apply for listing, to be effective upon the Closing (acceptance of such listing is a condition to the Closing), of the shares of Pubco Common Stock on the Nasdaq under the proposed symbols “[    ].” There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Only holders of record of shares of Public Shares at the close of business on [    ], 2025 (the “Record Date”), are entitled to notice of and to vote and have their votes counted at the EGM and any adjournments of the EGM.

Ribbon obtained a fairness opinion provided by King Kee Appraisal and Advisory Limited, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering the opinion, which is attached to this proxy statement/prospectus as Annex G and is hereby incorporated by reference. The opinion confirmed that, as of [    ], 2025, the transaction consideration to be issued or paid to the shareholders of [    ] is fair from a financial point of view to Ribbon and the shareholders of Ribbon. The opinion does not constitute a recommendation to the relevant directors and officers of Ribbon or to any other persons in respect of the Business Combination, including as to how any holders of Ribbon Class A Ordinary Shares should vote or act in respect of the Business Combination.

The proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the EGM. Ribbon urges you to carefully read the entire document and the documents incorporated therein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 20 of the proxy statement/prospectus.

After careful consideration, Ribbon’s board of directors has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the EGM is in the best interests of Ribbon and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Ribbon’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Ribbon and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals.    See the sections entitled “Proposal 3: The Business Combination Proposal — Interests of Ribbon’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion of these matters.

Your vote is very important.    To ensure your representation at the EGM, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the EGM. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual EGM. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

On behalf of Ribbon’s board of directors, I would like to thank you for your support of Ribbon and look forward to the successful completion of the Business Combination.

Very truly yours,
/s/ Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD RIBBON CLASS A ORDINARY SHARES THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF RIBBON CLASS A ORDINARY SHARES AND PUBLIC RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE EGM, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EGM OF THE SHAREHOLDERS — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [    ], 2025 and is first being mailed to the shareholders of Ribbon on or about [    ], 2025.

ADDITIONAL INFORMATION

The accompanying document is the prospectus for securities of Pubco. This document also constitutes a notice of an extraordinary general meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the EGM of Ribbon at which Ribbon shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This proxy statement/prospectus is available without charge to shareholders of Ribbon upon written or oral request. This document and other filings by Ribbon with the U.S. Securities and Exchange Commission (the “SEC”) may be obtained by either written or oral request to Ribbon’s Chief Executive Officer, Angshuman (Bubai) Ghosh, at Ribbon Acquisition Corp, Central Park Tower LaTour Shinjuku Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023, Japan, or by telephone at +81 9085083462.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at the SEC’s internet site at www.sec.gov.

In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact [    ] (“[    ]”), Ribbon’s proxy solicitor, by calling [    ], or banks and brokers may call collect at [    ], or by emailing [    ]. You will not be charged for any of the documents that you request.

See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.

Information contained on the DRC website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the EGM, or no later than [    ], 2025.

RIBBON ACQUISITION CORP
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [    ], 2025

[    ], 2025

TO THE SHAREHOLDERS OF RIBBON ACQUISITION CORP:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “EGM”) of Ribbon Acquisition Corp, a Cayman Islands exempted company with limited liability (“Ribbon”), will be held virtually at [    ] a.m. Eastern Time on [    ], 2025. The Ribbon Board of Directors (the “Ribbon Board”) has determined to convene and conduct the EGM in a virtual meeting format at [    ]. For the purposes of the Current Charter, the EGM may also be attended in person at Celine and Partners, P.L.L.C., 1345 Avenue of the Americas, New York, New York 10105-0302. The accompanying proxy statement/prospectus includes instructions on how to access the virtual EGM and how to listen and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the EGM by visiting [    ] and using a control number assigned by Odyssey Transfer and Trust Company. The EGM will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Ribbon will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

At the EGM, you will be asked to consider and vote on the following proposals:

(1)    Proposal 1 — The NTA Proposal — To consider and vote upon a proposal by special resolution to make amendments to the Current Charter, which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by Ribbon, prior to the consummation of the Domestication and the proposed Business Combination, to remove from the Current Charter requirements limiting Ribbon’s ability to redeem Ordinary Shares and consummate an initial business combination if the amount of such redemptions would cause Ribbon to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Required Proposals (as defined below). Therefore, if the Required Proposals are not approved, then the NTA Proposal will have no effect, even if approved by Ribbon shareholders. The NTA Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The NTA Proposal.”

(2)    Proposal 2 — The Domestication Proposal — To consider and vote upon a proposal by special resolution to (a) change the domicile of Ribbon pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) adopt upon the Domestication (as defined herein) taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Ribbon’s Current Charter and which will remove or amend those provisions of Ribbon’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Ribbon will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Domestication Proposal.”

(3)    Proposal 3 — The Business Combination Proposal — To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated June 30, 2025 (the “Business Combination Agreement”) by and among (i) Ribbon, (ii) DRC Medicine Ltd., a Japanese corporation (Kabushiki Kaisha) (“DRC”), (iii) DRC Medicine Inc., a Delaware corporation (“Pubco”), and (iv) DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which the following will occur: (1) Pubco and DRC will engage in a share exchange, whereby the shareholders of DRC (the “Company Shareholders”) will exchange their shares in the Company for newly issued shared of Pubco (the “Share Exchange”); (2) the Domestication of Ribbon as a Delaware corporation (as described above); (3) the merger of Ribbon with and into and Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Share Exchange, the Domestication and the Merger, the “Business Combination”). The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

(4)    Proposal 4 — The Organizational Documents Proposal — To consider and vote upon on a non-binding advisory basis, certain governance provisions in the Proposed Charter, and these proposals are being presented in accordance with the requirements of the SEC as five separate sub-proposals. The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Organizational Documents Proposals.”

(5)    Proposal 5 — The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of common stock of Pubco (the “Pubco Common Stock”) in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan (as defined below), to the extent such issuances would require stockholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 5: The Nasdaq Proposal.”

(6)    Proposal 6 — The Incentive Plan Proposal — To consider and vote upon a proposal by ordinary resolution to approve the 2025 Stock Incentive Plan (the “Incentive Plan”). The form of the Incentive Plan to become effective upon consummation of the Business Combination is appended to the accompanying proxy statement/prospectus as Annex F. The board of directors of Pubco (the “Pubco Board”) intends to adopt the Incentive Plan, subject to approval from the shareholders of Ribbon, effective upon the Closing, to be used by Pubco on a going-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 6: The Incentive Plan Proposal.”

(7)     Proposal 7 — The Director Election Proposal — To consider and vote upon a proposal by ordinary resolution to elect five (5) directors, effective upon the Closing, to serve on Pubco Board for the applicable term, under the Proposed Charter, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, or removal. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 7: The Director Election Proposal.”

(8)     Proposal 8 — The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the EGM to a later date or dates, if necessary or desirable, at the determination of the Ribbon Board. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 8: The Adjournment Proposal.”

The proposals being submitted for a vote at the EGM are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. Ribbon urges you to carefully read the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the Ribbon Board has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the EGM is in the best interests of Ribbon and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Ribbon’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Ribbon and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 3: The Business Combination Proposal — Interests of Ribbon’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion of these conflicts.

The record date for the EGM is [    ], 2025 (the “Record Date”). Only holders of record of Ribbon Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote and have their votes counted at the EGM and any adjournments of the EGM.

The Ribbon Units, Ordinary Shares and Public Rights (each as defined in the accompanying proxy statement/prospectus) are traded on Nasdaq under the symbols “RIBBU,” “RIBB” and “RIBBR,” respectively. On [    ], 2025, the closing sale prices of the Ribbon Units, Ordinary Shares and Rights were $[    ], $[    ] and $[    ], respectively. Pubco will apply for listing, to be effective upon the Closing (acceptance of such listing is a condition to the Closing), of the shares of Pubco Common Stock (as defined in the accompanying proxy statement/prospectus) on the Nasdaq under the proposed symbol “[    ].” There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Pursuant to the Current Charter, a Public Shareholder (as defined in the proxy statement/prospectus) may request that Ribbon redeem all or a portion of its Public Shares (as defined in the proxy statement/prospectus) for cash if the Business Combination is consummated. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with Ribbon’s consent, until the consummation of the Business Combination, or such other date as determined by the Ribbon Board. A Public Shareholder can make such request by contacting the transfer agent, at the address or email address listed in the accompanying proxy statement/prospectus. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through Ribbon Units and you elect to separate your Ribbon Units into the underlying Public Shares and rights prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [            ], 2025 (two business days prior to the vote at the EGM), (i) submit a written request to Odyssey Transfer and Trust Company, Ribbon’s transfer agent, that Ribbon redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of Ribbon Units must elect to separate the underlying shares and warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Ribbon Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Ribbon Units into the underlying shares and rights, or if a holder holds Ribbon Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with Ribbon’s consent, until the consummation of the Business Combination, or such other date as determined by the Ribbon Board. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, Ribbon will redeem each Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (the “Trust Account”) established in connection with Ribbon’s initial public offering (“IPO”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Ribbon to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. As of [    ], 2025, this would have amounted to approximately $[    ] per Public Share. If a Public Shareholder exercises its redemption rights, it will be exchanging such shareholder’s Public Shares for the right to receive such shareholder’s pro rata share of the Trust Account and will no longer own such Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with Ribbon’s consent, until the consummation of the Business Combination, or such other date as determined by the Ribbon Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in the accompanying proxy statement/prospectus. See “EGM of the Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares without the prior consent of the Ribbon Board. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Required Proposals are interdependent on each other. The NTA Proposal and Organizational Documents Proposals are conditional upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Ribbon’s shareholders do not approve each of the Required Proposals at the EGM, the Business Combination may not be consummated.

Each of the Proposals other than the NTA Proposal and Domestication Proposal must be approved by ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the members as, being entitled to do so, vote in person or by proxy at the EGM.

The NTA Proposal, the Domestication Proposal must be approved by special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of such members as, being entitled to do so, vote in person, or, where proxies are allowed, by proxy at the EGM.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. Ribbon urges you to read the accompanying proxy statement/prospectus carefully.

If you have any questions or need assistance voting your Ordinary Shares, please contact Ribbon’s proxy solicitor, [    ]. This notice of the EGM and the proxy statement/prospectus are available at the SEC’s website at www.sec.gov.

By Order of the Board of Directors
/s/ Angshuman (Bubai) Ghosh
Angshuman (Bubai) Ghosh
Chairman of the Board

i

BASIS OF PRESENTATION AND GLOSSARY

Frequently Used Terms

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires:

“Ancillary Agreements” means the form of Registration Rights Agreement, Shareholder Support Agreements, the form of Lock-Up Agreement, and each other agreement, document, instrument and certificate contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.

“Business Combination” means, collectively, all of the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 30, 2025, as it may be further amended, restated or supplemented from time to time, by and among Ribbon, Pubco, DRC Medicine, and Merger Sub. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“Cayman Islands Companies Act” or the “Companies Act,” “Cayman Islands Act” or “the Act” refers to the Companies Act (Revised) of the Cayman Islands.

“Closing” means the closing of the Merger.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Current Charter” means the third amended and restated memorandum and articles of association of Ribbon.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domestication” means the transfer by way of continuation of Ribbon out of the Cayman Islands and into the State of Delaware as a Delaware corporation to be completed prior to the Merger in accordance with the Business Combination Agreement, the Cayman Companies Act and the DGCL.

“Domestication Effective Time” means the date of which the Domestication takes effect.

“DRC” means DRC Medicine Ltd., a Japanese corporation (Kabushiki Kaisha).

“DRC Consultant” means the financial advisor to DRC, Hesed Global Capital Pte. Ltd. (acting on behalf of Geneva Capital Pte. Ltd.) under the letter of agreement entered into between DRC and Geneva Capital Pte. Ltd. dated April 30, 2025 (“Consultant Agreement”).

“Extraordinary General Meeting” means the extraordinary general meeting of Ribbon, to be held by [at [*] a.m./p.m., Eastern Time, on [*], 2025, the physical location for which, in accordance with the Current Charter, shall be Celine & Partners PLLC office located at [*] [and virtually via […]], and any adjournments thereof].

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as it may be amended.

“IPO” or “Initial Public Offering” means Ribbon’s initial public offering of its units, Ordinary Shares and rights pursuant to the IPO Prospectus.

“Nasdaq” means The Nasdaq Global Market.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, governmental, quasi-governmental entity or agency or other similar entity, agency, whether or not a legal entity.

“Pubco” means DRC Medicine Inc. and its consolidated subsidiaries, immediately upon consummation of the Business Combination.

“Pubco Common Stock” means the shares common stock, par value $0.0001 per share, of Pubco.

“Pubco Board” means the board of directors of Pubco.

“Public Shares” means the Class A Ordinary Shares sold in the IPO (including Class A ordinary shares included in the overallotment units), whether they were purchased in the IPO or thereafter in the open market.

“Public Shareholders” means the public shareholders of Ribbon including the holders of the overallotment shares acquired by Ribbon’s underwriters.

“Record Date” means the date set by the Ribbon Board on which holders of Ribbon shares are entitled to attend and vote at the Extraordinary General Meeting.

“Redemption” means the redemption of the Public Shares for the Redemption Price.

“Redemption Date” means that date on which holders of Public Shares may be eligible to redeem their Public Shares for Redemption in accordance with the Current Charter in connection with the Closing of the Business Combination.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated in accordance with the Current Charter as of the applicable Redemption Date.

“Ribbon” means Ribbon Acquisition Corp, a Cayman Islands exempted company incorporated with limited liability (which is expected to transfer by way of continuation and domesticate as a Delaware corporation in accordance with the Business Combination Agreement).

“Ribbon Class A Ordinary Shares” means, prior to the Domestication, the Class A Ordinary Shares, $0.0001 par value each, of Ribbon.

“Ribbon Class B Ordinary Shares” means, prior to the Domestication, the Class B Ordinary Shares, $0.0001 par value each, of Ribbon.

“Ribbon Ordinary Shares” means, collectively and prior to the Domestication, the Ribbon Class A Ordinary Shares and Ribbon Class B Ordinary Shares.

“Ribbon Shareholders” means all holders of issued and outstanding shares of capital stock of Ribbon.

“Ribbon Unit” means the units of Ribbon, with each unit consists of one Class A ordinary share and one-seventh (1/7) of one right entitling the holder thereof to receive share upon the consummation of the initial business combination.

“Ribbon Rights” means Ribbon public rights and private rights, each entitling the holder to receive one share upon the consummation of an initial business combination.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” or “Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SPAC Financial Advisor” means the financial advisor to Ribbon, Alliance Global Partners, as appointed by Ribbon under the M&A Advisory Agreement between Ribbon and Alliance Global Partners dated June 3, 2025.

“Sponsor” means Ribbon Investment Company Ltd, a Cayman Islands exempted company.

“Trust Account” means the trust account established by Ribbon with the proceeds from the IPO and sale of Private Placement Units pursuant to the Trust Agreement in accordance with the IPO Prospectus.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to holders of securities of Pubco as of immediately following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.      That no additional Public Shareholders exercise their redemption rights prior to (in the event that, in connection with a meeting of Ribbon shareholders convened prior to the Closing Date, if any, Public Shareholders are provided an opportunity to redeem Public Shares in accordance with the terms of the Current Charter) or in connection with the Closing of the Business Combination. Please see the section entitled “EGM of the Shareholders — Redemption Rights.”

2.      That there are no transfers, distributions, conversions or forfeitures of securities held by the Sponsor prior to or in connection with the Closing.

3.      That there are no issuances of equity securities by Ribbon prior to the Closing.

4.      That, at the Closing, 1,750,000 shares of Pubco Common Stock will be issued to the DRC Consultant in accordance with the terms of the Consulting Agreement, and 25,000 shares of Pubco Common Stock will be issued to the SPAC Financial Advisor in accordance with the terms of the [            ] Agreement.

5.      Other than (i) the shares of Pubco Common Stock to be issued upon consummation of the Merger, (ii) the shares of Pubco Common Stock to be issued to the DRC Consultant and the SPAC Financial Advisor and (iii) the shares of Pubco Common Stock to be issued to the DRC Securityholders as consideration, there are no other issuances of equity or equity-linked securities of Pubco prior to or in connection with the Closing.

6.      Solely for purposes of calculating estimated pro forma share ownership immediately after the Closing, subject to the assumptions further described herein, the assumed Redemption Price upon consummation of the Business Combination is $[    ].

The share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Pubco security holders following the Business Combination also do not include any shares reserved for issuance in connection with, or equity awards that may be made in connection with or following completion of the Business Combination pursuant to the Incentive Plan, and do not give effect to any other potential dilutive issuances of equity or equity-linked securities

v

TRADEMARKS

This proxy statement/prospectus contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.”

Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the® orTM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes estimates, industry position, forecasts, market size growth and information that Ribbon and DRC obtained or derived from internal company reports, independent third-party reports and publications, surveys and studies by third parties. Some data are also based on good faith estimates, which are derived from internal company research or analyses, or review of internal company reports as well as the independent sources referred to above. Information that is based on market research, estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which DRC operates, and Pubco will operate, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualiﬁcations and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts, industry information or estimates from independent third parties, Ribbon and DRC. Although both Ribbon and DRC believe that third-party information on which the companies have based estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and is, in any event, subject to change and has not been independently verified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reﬂect Ribbon’s, Pubco’s, and DRC’s current views, as applicable, with respect to, among other things, their respective capital resources, performance and results of operations. Likewise, all of Ribbon’s and DRC’s statements, if any, regarding anticipated growth in operations, anticipated market conditions, demographics, reserves and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Ribbon and DRC caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Ribbon’s and DRC’s control, which could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, forecasts of growth, market opportunity and market share, potential benefits and the commercial attractiveness to its customers of products sold through DRC’s platform, the potential success of DRC’s marketing and growth strategies, potential benefits of the Business Combination (including with respect to shareholder value), and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of DRC’s and Ribbon’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions and none of Ribbon, Pubco or DRC guarantees that the transactions and events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including:

•        changes in the competitive industries and markets in which DRC operates or plans to operate;

•        changes in applicable laws or regulations affecting DRC’s business;

•        the ability of DRC to implement business plans and realize opportunities;

•        risks related to the expansion of DRC’s business;

•        risks related to DRC’s potential inability to maintain profitability and continue generating significant revenues;

•        current and future economic, political and social conditions in the U.S. economy and the impacts, uncertainty, unrest or concern about any of the foregoing may have on DRC’s business and the market in which it operates;

•        the ability of DRC to retain existing vendor partners, distributors and other material business relationships and attract new business partners in the future;

•        the potential inability of DRC to manage growth effectively;

•        DRC’s ability to continue to enhance its technology and customer-facing eCommerce platform;

•        the ability to recruit, train and retain qualified personnel;

•        risks related to supply shortages or a potential inability to keep pace with product or marketplace innovations;

•        risk related to DRC listing shares on the Nasdaq and operating as a public company;

•        risks related to DRC’s marketing and growth strategies;

•        the effects of competition on DRC’s business;

•        estimates for the prospects and financial performance of DRC’s business may prove to be incorrect or materially different from actual results;

•        the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or that the expected benefits of the proposed Business Combination or that the approval of the shareholders of Ribbon are not obtained;

•        costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions;

•        the amount of redemption requests made by the Public Shareholders;

•        the inability to satisfy the Aggregate Cash Consideration required to be paid to DRC Members or the terms of other closing conditions set forth in the Business Combination Agreement;

•        the ability of Ribbon or Pubco to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future;

•        DRC’s and Ribbon’s inability to complete the proposed Business Combination as contemplated by the Business Combination Agreement;

•        matters discovered by the parties as they complete their respective due diligence investigation of the other;

•        the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available to Pubco and DRC from and after the Closing;

•        the ability of Pubco to meet the initial listing standards of Nasdaq upon consummation of the Business Combination or to satisfy the continued listing requirements of Nasdaq after the Closing;

•        costs related to the proposed Business Combination;

•        expectations with respect to future operating and financial performance and growth;

•        the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination and definitive agreements for the Business Combination by the shareholders of Ribbon;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against DRC or Ribbon related to the Business Combination, and those factors discussed in Ribbon’s IPO Prospectus under the heading “Risk Factors,” and other documents of Ribbon filed, or to be filed, with the SEC; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Ribbon’s or DRC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ribbon nor DRC presently know or that Ribbon and DRC currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ribbon’s and DRC’s expectations, plans or forecasts of future events and views as of the date of this proxy statement/prospectus. Ribbon and DRC anticipate that subsequent events and developments may cause Ribbon’s and DRC’s assessments to change. However, while Ribbon, Pubco or DRC may elect to update these forward-looking statements at some point in the future, Ribbon, Pubco and DRC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ribbon’s and DRC’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Ribbon’s and DRC’s control. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to Ribbon, Pubco or DRC or a person acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE EGM

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the EGM, including with respect to the proposed Business Combination.    The following questions and answers do not include all the information that is important to Ribbon shareholders. We urge you to read this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the EGM. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this summary to “Ribbon,” the “SPAC,” “we,” “us” or “our” refer to Ribbon Acquisition Corp and references to “DRC” refer to DRC Medicine Ltd. prior to the Business Combination. References to “Pubco” refer to DRC Medicine Inc., and include DRC and any other direct or indirect subsidiaries of DRC, (to the extent applicable) after giving effect to the Business Combination.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus in connection with the EGM of Ribbon Acquisition Corp. Ribbon is holding the EGM to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     What proposals are shareholders of Ribbon being asked to vote upon?

A:     Ribbon’s shareholders are being asked to consider and vote upon the following proposals at the EGM.

The NTA Proposal — To consider and vote upon a proposal by special resolution to make amendments to the Current Charter, which amendments shall be effective, if adopted and implemented by Ribbon, prior to the consummation of the Domestication and the proposed Business Combination, to remove from the Current Charter requirements limiting Ribbon’s ability to redeem Ordinary Shares and consummate an initial business combination if the amount of such redemptions would cause Ribbon to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the NTA Proposal will have no effect, even if approved by Ribbon shareholders. The NTA Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The NTA Proposal.”

The Domestication Proposal — To consider and vote upon a proposal by special resolution to (a) change the domicile of Ribbon pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) adopt upon the Domestication (as defined herein) taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Ribbon’s Current Charter and which will remove or amend those provisions of Ribbon’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Ribbon will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Domestication Proposal.”

The Business Combination Proposal — To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated June 30, 2025 (the “Business Combination Agreement”) by and among (i) Ribbon, (ii) DRC Medicine Ltd., a Japanese corporation (Kabushiki Kaisha) (“DRC”), (iii) DRC Medicine Inc., a Delaware corporation (“Pubco”), and (iv) DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which the following will occur: (1) Pubco and DRC will engage in a share exchange, whereby the shareholders of DRC (the “Company Shareholders”) will exchange their shares in the Company for newly issued shared of Pubco (the “Share Exchange”); (2) the domestication of Ribbon as a Delaware corporation, in which Ribbon will de-register from the Register of

x

Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Current Charter, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”); (3) the merger of Ribbon with and into and Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Share Exchange, the Domestication and the Merger, the “Business Combination”). The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The Organizational Documents Proposals — To consider and vote upon on a non-binding advisory basis, certain governance provisions in the Proposed Charter, and these proposals are being presented in accordance with the requirements of the SEC as five separate sub-proposals. The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Organizational Documents Proposals.”

The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of common stock of Pubco (the “Pubco Common Stock”) in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan (as defined below), to the extent such issuances would require stockholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 5: The Nasdaq Proposal.

The Incentive Plan Proposal — To consider and vote upon a proposal by ordinary resolution to approve the 2025 Stock Incentive Plan (the “Incentive Plan”). The form of the Incentive Plan to become effective upon consummation of the Business Combination is appended to the accompanying proxy statement/prospectus as Annex F. The board of directors of Pubco (the “Pubco Board”) intends to adopt the Incentive Plan, subject to approval from the shareholders of Ribbon, effective upon the Closing, to be used by Pubco on a going-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 6: The Incentive Plan Proposal.”

The Director Election Proposal — To consider and vote upon a proposal by ordinary resolution to elect five (5) directors, effective upon the Closing, to serve on Pubco Board for the applicable term, under the Proposed Charter, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, or removal. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 7: The Director Election Proposal.”

The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the EGM to a later date or dates, if necessary or desirable, at the determination of the Ribbon Board. This proposal is referred to as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 8: The Adjournment Proposal.”

Q:     Why is Ribbon proposing the Business Combination?

A:     Ribbon was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. We believe that the Business Combination will provide our shareholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section titled “Proposal 3: The Business Combination Proposal — Ribbon Board’s Reasons for the Approval of the Business Combination.”

Q:     What will happen in the Business Combination?

A:     On the Closing Date, immediately following the consummation of the Domestication, Ribbon shall merge with and into the Merger Sub. As a result of the Merger, the separate existence of Ribbon shall cease, and the Merger Sub shall continue as the surviving company of the Merger. At the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger to be executed and filed in accordance with the relevant provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by the parties and specified in the Certificate of Merger.

Pursuant to the terms of the Business Combination Agreement, at the Effective Time, by virtue of the Merger, without any action on the part of any party or any other person:

•        Ribbon Shareholders shall be entitled to the consideration described in, and in accordance with the provisions of the Business Combination Agreement;

•        Every issued and outstanding Ribbon Unit shall be separated automatically into each’s individual components of one Ordinary Share and one Right to receive one-seventh (1/7th) of one Ordinary Share, and all Ribbon Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

•        Each Ribbon Class B Ordinary Shares that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) Ribbon Class A Ordinary Shares and each Ribbon Class B Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist, and each holder of Ribbon Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares;

•        Each Ribbon Class A Ordinary Shares (A) issued in connection with the Class B Ordinary Shares Conversion and (B) held as a result of the unit separation that is issued and outstanding (other than the Dissenting Shares) shall be cancelled in exchange for the right to receive one (1) share of Pubco Common Stock. All shares of Ribbon Class A Ordinary Shares (other than the Dissenting Shares) shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Ribbon Class A Ordinary Shares (other than the Dissenting Shares) shall thereafter cease to have any rights with respect thereto; and

•        Ribbon Dissenting Share issued and outstanding shall be cancelled and cease to exist and shall carry no right other than the right to receive the applicable payment.

Additionally, at the Effective Time, (i) all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company; (ii) the Governing Documents of Ribbon shall cease to have effect and shall be amended and restated in their entireties to be the Governing Documents of the Surviving Company; and (iii) the officers, and except as disclosed herein, the directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company. Pursuant to the Business Combination Agreement, the consummation of the Business Combination is subject to customary closing conditions.

Q:     Why is Ribbon proposing the Domestication?

A:     Ribbon Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Pubco’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Ribbon is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Pubco’s corporate legal affairs.

Domestication will not occur unless Ribbon Shareholders have approved the Domestication Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Organizational Documents Proposal and the Equity Incentive Plan Proposal and upon the Business Combination Agreement being in full force and effect prior to the Domestication. The Domestication will only occur immediately prior to, and on the same date as, the completion of the Business Combination.

Q:     What is involved with the Domestication?

A:     The Domestication will require Ribbon to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the Closing Date, Ribbon will cease to be an exempted company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, Ribbon will continue as a Delaware corporation. The Current Charter will be replaced by the Pubco Certificate of Incorporation and Pubco Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:     How will the Domestication affect my Ribbon securities?

A:     Pursuant to the Domestication and the Business Combination and without further action on the part of Ribbon shareholders, Each Ribbon Unit that is issued and outstanding immediately prior to the Domestication to be separated into one share of Pubco’s Common Stock and one-seventh (1/7) of one share of Class A Common Stock.

Q:     What changes are being made to Ribbon’s current charter in connection with the Domestication?

A:     Concurrently with the Domestication, Ribbon shall file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws, in each case substantially in the form agreed upon by Ribbon and DRC, with such changes as may be agreed to in writing by both parties.

Q:     What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Ordinary Shares and Rights?

A:     As discussed more fully under “Material U.S. Federal Income Tax Consequences,” Ribbon intends to report the Domestication as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. Assuming that the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes, and subject to the PFIC rules discussed below and under “Material U.S. Federal Income Tax Consequences,” U.S. Holders (as defined therein) will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder whose Ribbon Ordinary Shares and Ribbon Rights have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of shares of Ribbon entitled to vote and less than 10% of the total value of all classes of shares of Ribbon is not expected to recognize any gain or loss and is not expected to be required to include any part of Ribbon’s earnings in income pursuant to the Domestication;

•        A U.S. Holder whose Ribbon Ordinary Shares and Ribbon Rights have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of Ribbon shares entitled to vote and less than 10% of the total value of all classes of Ribbon shares generally is expected to recognize gain (but not loss) on the exchange of Ribbon Ordinary Shares and Ribbon Rights for Surviving Pubco Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its Ribbon Ordinary Shares, provided certain other requirements are satisfied; and

•        A U.S. Holder who owns (actually or constructively) 10% or more of the total combined voting power of all classes of Ribbon shares entitled to vote or 10% or more of the total value of all classes of Ribbon shares generally is expected to be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Ribbon Ordinary Shares and Ribbon Rights.

As discussed more fully under “Material U.S. Federal Income Tax Consequences,” Ribbon believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In such case, notwithstanding the U.S. federal income tax consequences of the Domestication discussed above, a U.S. Holder is expected to recognize gain (but not loss) on the exchange of Ribbon Ordinary Shares and Ribbon Rights for Surviving Pubco Common Stock pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “Material U.S. Federal Income Tax Consequences.”

If the Domestication does not qualify as a reorganization for U.S. federal income tax purposes, a U.S. Holder that exchanges its Ribbon Ordinary Shares and Ribbon Rights for Surviving Pubco Common Stock generally is expected to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Surviving Pubco Common Stock received and (ii) the U.S. Holder’s adjusted tax basis in the Ribbon Ordinary Shares and Ribbon Rights exchanged.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Q:     What interests do Ribbon’s Sponsor, current officers and directors and advisors have in the Business Combination?

A:     When considering the recommendation of the Ribbon Board to vote in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Ribbon’s directors and executive officers, have interests in such Proposal that are different from, or in addition to, those of Ribbon Shareholders generally. These interests include, among other things, the interests listed below:

•        The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        The Sponsor, Ribbon’s officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Ribbon’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Ribbon’s behalf. These expenses will likely not be reimbursed if Ribbon does not consummate a business combination. There are no out-of-pocket expenses due to be reimbursed as of [    ], 2025.

•        The aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $[    ] comprised of (a) $25,000 representing the aggregate purchase price paid for the Ribbon Founder Shares, (b) $2,200,000 representing the aggregate purchase price paid for the private placement units, and (c) $[    ] representing the aggregate amount outstanding as of [    ], 2025 under the Promissory Notes.

•        If Ribbon does not complete an initial business combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Amended and Restated Memorandum and Articles of Association), the proceeds from the sale of the private placement units of $2,200,000, will be included in the liquidating distribution to Ribbon Public Shareholders and the private placement units will expire worthless.

•        The Sponsor has agreed that the Founder Shares and private placement units, including all of their underlying securities, will not be sold or transferred by them (except to permitted transferees, as applicable) until the Business Combination has been consummated.

•        The fact that the Sponsor’s Related Parties and Ribbon’s directors and officers and their affiliates own an aggregate of 1,470,000 Ribbon Ordinary Shares as of the date hereof, representing 22.72% of the voting power of the Ribbon Ordinary Shares, and such holders are required by the Letter Agreement to vote those shares in favor of the Business Combination.

•        The 1,250,000 shares of Surviving Pubco Common Stock into which the 1,250,000 Ribbon Ordinary Shares held by the Sponsor, Ribbon Investment Company Ltd (an affiliate of Angshuman (Bubai) Ghosh) and their respective affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 251,428 shares of Surviving Pubco Common Stock into which the 251,428 Ribbon Private Shares underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus. The [    ] shares of Surviving Pubco Common Stock into which the [    ] Ribbon Private Rights underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus.

•        As a result of the low initial purchase price (consisting of $25,000 for the 1,250,000 Founder Shares, or approximately $0.02 per share, and $2,200,000 for the private placement units), the Sponsor, its affiliates and Ribbon’s management team and advisors and affiliates stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as the Ribbon Public Shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus the Sponsor, the Ribbon officers and directors, and their respective affiliates may have more of an economic incentive for Ribbon to, rather than liquidate if Ribbon fails to complete the initial Business Combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Ribbon Second Memorandum and Articles of Association), enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Ribbon Ordinary Shares.

•        The fact that the Sponsor has agreed not to redeem any of the Founder Shares in connection with a shareholder vote to approve the proposed Business Combination.

•        The Sponsor has agreed that it will be liable to Ribbon if and to the extent any claims by a third party for services rendered or products sold to Ribbon, or by a prospective target business with which Ribbon has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets.

•        The fact that Ribbon’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

•        The exercise of Ribbon’s officers and directors’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate.

•        Ribbon’s officers, advisors, and directors are not required to, and will not, commit their full time to Ribbon’s affairs. The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        At the option of the Sponsor, the $[    ] principal balances under the Promissory Notes may be converted into Ribbon Ordinary Shares, at a price of $10.00 per Ribbon Ordinary Share, in connection with the consummation of the Business Combination.

Q:     Did the Ribbon Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:     Yes, the Ribbon Board obtained a fairness opinion in connection with its determination as whether to proceed with the business combination. For a description of the opinion issued by King Kee Appraisal and Advisory Limited. to the Ribbon Board, please see “Proposal 3: The Business Combination Proposal — Engagement of Financial Advisor to Ribbon.”

Q:     What determination was made by the Ribbon Board regarding the fairness and advisability of the transactions?

A:     Prior to entering into the Merger Agreement, the Ribbon Board convened a meeting to complete its evaluation of the proposed Business Combination and the transactions. In such evaluation, the Ribbon Board considered the matters necessary or appropriate to reach an informed conclusion as to the fairness, advisability and reasonableness of the transactions, including, without limitation, whether the proposed Business Combination is in the best interests of Ribbon shareholders. Having affirmed the foregoing, the Ribbon Board proceeded to approve the Business Combination. As Ribbon is an exempted company under the laws of the Cayman Islands, the Ribbon Board’s review of the transactions was conducted in accordance with Cayman Islands law, based on advice from Cayman legal counsel that directors of a Cayman company have a duty to act in good faith and in the best interests of the company (generally considered to include the interests of the company’s shareholders, as a whole). Accordingly, taking into account the Ribbon Board’s view that the proposed transactions are in the best interests of the Ribbon shareholders, the Ribbon Board approved the transactions as being fair, advisable and in the best interests of Ribbon.

Q:     Are any of the proposals conditioned on one another?

A:     Yes. Each of the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal is conditioned on one another, and are referred to collectively herein as the “Required Proposals.” The remaining Proposals, consisting of the NTA Proposal, the Organizational Documents Proposal and the Adjournment Proposal are not Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the Ribbon shareholders at the EGM, because they are conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal and Organizational Documents Proposal are likewise conditioned on the approval of these Required Proposals. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by the Ribbon shareholders. In addition, unless the NTA Proposal is approved, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets condition required in the Current Charter of having $5,000,001 immediately prior to or upon consummation of the Business Combination. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that if the Required Proposals (consisting of the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal) do not receive the requisite vote for approval, Ribbon will not consummate the Business Combination. If Ribbon does not consummate the Business Combination and fails to complete an initial business combination by January 16, 2026 (or such other date as approved by the Ribbon shareholders), Ribbon will be required, in accordance with the Current Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (less Permitted Withdrawals) to its public shareholders. If Ribbon’s initial business combination is not consummated by January 16, 2026 (or such other date as approved by the Ribbon shareholders), then Ribbon’s existence will terminate, and Ribbon will distribute amounts in the Trust Account as provided in Ribbon’s Current Charter.

Q:     When and where will the EGM take place?

A:     The EGM will be held at [    ] a.m., Eastern Time, on [    ], 2025 in a virtual meeting format at [    ] or at such other time, on such other date and at such other place to which the meeting may be adjourned. This proxy statement/prospectus includes instructions on how to access the virtual meeting and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.

Q:     What equity stake will current Public Shareholders, the Sponsor, DRC Securityholders, the DRC Consultant, and the SPAC Financial Advisor hold in Pubco immediately after the Closing?1

A:     In connection with the Business Combination, Ribbon and DRC agreed on a fixed pre-money equity value of U.S.$350 million for the Post-Closing Company. At the consummation of the Share Exchange, Pubco will issue and allot to each Company Shareholder who participates in the Share Exchange in respect of each Company Share owned by such person, a number of Pubco Common Shares that is equal to the number resulting from multiplying (x) the number of Company Shares held by such person immediately prior to said exchange by (y) the Consideration Ratio (the quotient of U.S.$350 million divided by U.S.$10.00 and the aggregate fully diluted Company Shares), and the aggregate number of such Pubco Common Shares issued and allotted to each Company Shareholder will be equal to the product of (x) total number of Company Shares owned by the Company Shareholders who participate in the Share Exchange and (y) the Consideration Ratio. Any increase in the number of Company Shareholders who participate in the Share Exchange will increase in the number of Pubco Common Shares issued in connection with the Share Exchange and at the consummation of the Business Combination. In addition, Pubco will issue and allot to the DRC Consultant 1,750,000 Pubco Common Shares simultaneously with the Share Exchange, and the SPAC Financial Advisor will be issued and allotted 25,000 Pubco Common Shares at the Closing. As of the date of this Registration Statement/Proxy Statement, none of Pubco, the Company, and Ribbon has entered into any agreement with any investor in relation to the PIPE Investment.

Assuming none of the Ribbon Public Shareholders demand redemption, it is anticipated that (i) the existing Company Shareholders will retain an ownership interest of approximately 78.72% of the Post-Closing Company’s total issued and outstanding share capital; (ii) DRC Consultant will hold approximately 4.14% of the Post-Closing Company’s total issued and outstanding share capital; (iii) SPAC Financial Advisor will hold approximately 0.06% of the Post-Closing Company’s total issued and outstanding share capital; (iv) the Sponsor and holders of SPAC Founder Shares and Private Rights will hold approximately 3.55% of the Post-Closing Company’s total issued and outstanding share capital; and (v) the SPAC Public Shareholders will hold approximately 11.84% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming intermediate redemptions by Public Shareholders, it is anticipated that (i) the existing Company Shareholders will retain an ownership interest of approximately 83.67% of the Post-Closing Company’s total issued and outstanding share capital; (ii) DRC Consultant will hold approximately 4.40% of the Post-Closing

____________

1        Note to Draft: To be updated based on Pro Formas

Company’s total issued and outstanding share capital; (iii) SPAC Financial Advisor will hold approximately 0.06% of the Post-Closing Company’s total issued and outstanding share capital; (iv) the Sponsor and holders of SPAC Founder Shares and Private Rights will hold approximately 3.78% of the Post-Closing Company’s total issued and outstanding share capital; and (v) the SPAC Public Shareholders will hold approximately 6.29% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming maximum redemptions by Public Shareholders, it is anticipated that (i) the existing Company Shareholders will retain an ownership interest of approximately 87.77% of the Post-Closing Company’s total issued and outstanding share capital; (ii) DRC Consultant will hold approximately 4.62% of the Post-Closing Company’s total issued and outstanding share capital; (iii) SPAC Financial Advisor will hold approximately 0.07% of the Post-Closing Company’s total issued and outstanding share capital; (iv) the Sponsor and holders of SPAC Founder Shares and Private Rights will hold approximately 3.96% of the Post-Closing Company’s total issued and outstanding share capital; and (v) the SPAC Public Shareholders will hold approximately 1.70% of the Post-Closing Company’s total issued and outstanding share capital.

The following table illustrates the ownership levels in the Post-Closing Company, assuming consummation of the Business Combination and no redemptions by Public Shareholders, 50% redemptions by Public Shareholders (the “Intermediate Redemption”), and 87.1% redemptions by Public Shareholders (the “Maximum Redemption”)so that following the redemption, (i) SPAC will be able to pay total liabilities in the amount of $2.01 million as of March 31, 2025 from the Trust Account at the Closing; and (ii) after the payment of liabilities and expenses set forth in (i) and (ii) above, SPAC will have U.S.$5,000,001 net asset at the Closing as required by the Business Combination Agreement, which will be distributed immediately to the Pubco at the written instruction of the chief executive officer of the Pubco, and used for working capital and general corporate purposes (the “Maximum Redemption”). The amounts of percentage ownership and voting power will change if the actual facts differ from the assumptions.

	Assuming No Redemptions(1)		Assuming Intermediate (50%) Redemptions(2)		Assuming Maximum (87.1%) Redemptions(3)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
DRC Shareholders	33,250,000	78.72%	33,250,000	83.67%	33,250,000	87.77%
DRC Consultant	1,750,000	4.14%	1,750,000	4.40%	1,750,000	4.62%
SPAC Public Shares held by Unaffiliated SPAC Public Shareholders	5,000,000	11.84%	2,500,000	6.29%	642,932	1.70%
Holders of SPAC Founder Shares(4)	1,470,000	3.48%	1,470,000	3.70%	1,470,000	3.88%
Financial Advisor Shares	25,000	0.06%	25,000	0.06%	25,000	0.07%
Holders of SPAC Public Rights Converted Shares(5)	714,286	1.69%	714,286	1.80%	714,286	1.89%
Holders of SPAC Private Rights Converted Shares(5)	31,429	0.07%	31,429	0.08%	31,429	0.08%
Pro forma ordinary shares of the Post-Closing Company	42,240,715	100.00%	39,740,715	100.00%	37,883,647	100.00%

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(1)      Scenario 1 — No Redemption Scenario. This scenario assumes that there are no SPAC Shareholders that exercise redemption rights with respect to their Public Shares in connection with Business Combination.

(2)      Scenario 2 — Intermediate Redemption Scenario. This scenario assumes that 2,500,000 SPAC Public Shares are redeemed for aggregate redemption payments of approximately$25.21 million, assuming a $10.08 per share redemption price and based on funds in the Trust Account as of March 31, 2025.

(3)      Scenario 3 — Maximum Redemption Scenario assumes that 4,357,068 SPAC Public Shares are redeemed for aggregate redemption payments of approximately $43.94 million, assuming a $10.08 per share redemption price and based on funds in the Trust Account as of March 31, 2025. The number of SPAC Public Shares redeemed under the maximum redemption scenario is calculated based on the assumptions that following the redemption, (i) SPAC will be able to pay total liabilities in the amount of $2.08 million as of March 31, 2025 from the Trust Account at the Closing; and (ii) after the payment of liabilities and expenses set forth in (i) and (ii) above, SPAC will have U.S.$5,000,001 net asset at the Closing as required by the Business Combination Agreement, which will be distributed immediately to Pubco at the written instruction of the chief executive officer of Pubco, and used for working capital and general corporate purposes. Assuming a $10.08 per share redemption price, the number of SPAC Public Shares remaining outstanding following the redemption must be at least 642,932 shares for SPAC to fulfill all of the abovementioned assumptions.

(4)      The Sponsor’s total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the Founder Shares, is estimated to comprise approximately 3.55% of outstanding Pubco Common Stock in a no redemption scenario, 3.78% of outstanding Pubco Common Stock in an intermediate redemption scenario and 3.96% of outstanding Pubco Common Stock in a maximum redemption scenario.

(5)      On [Date], the Sponsor notified Ribbon that it elected to convert [        ] [Founder Shares] to the same number of SPAC Public Shares.

Dilution

Dilution per share to the original investors in SPAC is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on SPAC’s net tangible book value per share, from the initial public offering price per share paid by original investors in SPAC as set forth as follows under the three redemption scenarios:

	Assuming No Redemptions	Assuming Intermediate (50%) Redemptions	Assuming Maximum (87.1%) Redemptions
Number of shares
SPAC Public Shares held by Unaffiliated Public Shareholders(1)	5,000,000	2,500,000	642,932
SPAC Founder Shares	1,470,000	1,470,000	1,470,000
Total outstanding SPAC Shares as of June 30, 2025 (As adjusted)(1)	6,470,000	3,970,000	2,112,932

Potential source of dilution:	—	—	—
Shares held by Financial Advisor(2)	25,000	25,000	25,000
Shares converted by public rights (1/7)	714,286	714,286	714,286
Shares converted by private rights (1/7)	31,429	31,429	31,429
Fully diluted shares outstanding as of June 30, 2025	7,240,715	4,740,715	2,883,647

SPAC’s net tangible book value as of June 30, 2025(3)
Adjusted for(4): Trust account balance as of June 30, 2025
SPAC’s net tangible book value as of June 30, 2025, as adjusted

Net tangible book value per share as of June 30, 2025
Net tangible book value per share as of June 30, 2025, as adjusted
Difference Between Offering Price and Adjusted Net Tangible Book Value per Share

____________

(1)      Reflects the 5,000,000 SPAC Public Shares as at August 31, 2025.

(2)      Reflects the 25,000 Shares payable to the SPAC Financial Advisor.

(3)      SPAC’s net tangible book value was calculated by total assets minus total liabilities minus ordinary shares subject to redemption.

(4)      SPAC’s net tangible book value was adjusted for (i) trust account balance as a result of different level of redemption; and (ii) transaction expenses that have not recorded on SPAC’s financial statements as of August 31, 2025, which will have impacts on the calculation of net tangible book value upon closing.

For each of the three redemption scenarios, potential dilution results in the amount of non-redeeming shareholders’ interest per share being at least the SPAC IPO price per share of ordinary share:

	Assuming No redemptions		Assuming Intermediate (50%) Redemptions		Assuming Maximum (100%) Redemptions
Total Outstanding SPAC Shares as of June 30, 2025		7,240,715		4,740,715		2,883,647
Shares issued to DRC Shareholders and DRC Consultant in Business Combination		35,000,000		35,000,000		35,000,000
Number of shares after giving effect to the Business Combination and related financing		42,240,715		39,740,715		37,883,647
The company valuation at or above which the non-redeeming shareholders’ interest per share being at least the SPAC IPO price per share	$		$		$

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*        This table does not include potential sources of dilution that are not probable or not automatically convertible upon the consummation of the Business Combination.

The above discussion and table are based on 5,000,000 SPAC Public Shares outstanding on June 30, 2025.

Q:     How many votes per share is each share of Pubco Common Stock entitled to pursuant to the Proposed Charter?

A:     Upon the Closing, each holder of record of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which shareholders are generally entitled to vote.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     The consummation of the Business Combination Agreement is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include: (i) the absence of specified adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation; (ii) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened in writing by the SEC; (iii) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of Ribbon shareholders and Pubco’s stockholders; (iv) the size and composition of Pubco’s board of directors being as set forth in the Business Combination Agreement; (v) the Pubco Common Stock having been approved for listing on the Nasdaq Stock Market LLC as set forth in the Business Combination Agreement; (vi) the size and composition of Pubco’s board of directors will be as set forth in the Business Combination Agreement; and (vii) the receipt by the parties of a fairness opinion for the Business Combination from an investment bank approved by Ribbon For more information, see “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.”

Q:     Why is Ribbon providing shareholders with the opportunity to vote on the Business Combination?

A:     Pursuant to the Current Charter, we are required to provide Public Shareholders with an opportunity to have their shares redeemed for cash upon the consummation of our initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Business Combination, we are providing this opportunity in conjunction with a shareholder vote

Q:     How many votes do I have at the EGM?

A:     Ribbon shareholders are entitled to one vote at the EGM for each Ribbon Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the EGM, there were [    ] Ribbon Ordinary Shares issued and outstanding, of which [    ] were issued and outstanding Public Shares.

Q:     What vote is required to approve the Proposals to be presented at the EGM?

A:     The NTA Proposal — The approval of the NTA Proposal requires a special resolution under the Companies Act and the Current Charter, being the affirmative vote of the holders of at least two-thirds of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the NTA Proposal.

The Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under the Companies Act and the Current Charter, being the affirmative vote of the holders of at least two-thirds of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Domestication Proposal at the EGM.

The Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Business Combination Proposal at the EGM.

The Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under the Companies Act and the Memorandum and Articles of Association, being the affirmative vote of the holders of at least two-thirds of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Organizational Documents Proposal at the EGM.

The Nasdaq Proposal — The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Nasdaq Proposal at the EGM.

The Incentive Plan Proposal — The approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Incentive Plan Proposal at the EGM.

The Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Director Election Proposal at the EGM.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the Adjournment Proposal at the EGM.

Q:     What constitutes a quorum at the EGM?

A:     A quorum is the minimum number of our ordinary shares that must be present to hold a valid meeting. The holders of majority of the Ribbon Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not count as present for the purposes of establishing a quorum. Ribbon Class A Ordinary Shares and Ribbon Class B Ordinary Shares are entitled to vote together as a single class on all matters to be considered at the EGM. Voting on all resolutions at the EGM will be conducted by way of a poll vote. Shareholders will have one vote for each ordinary share owned at the close of business on the Record Date.

Q:     May the Sponsor or Ribbon’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     The Sponsor and Ribbon’s directors, officers, advisors or their affiliates may purchase Ribbon Ordinary Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from Ribbon Public Shareholders who would have otherwise exercised their Redemption Rights. However, the Sponsor, directors, officers and their affiliates have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus. If the Sponsor or the Ribbon’s directors, officers, advisors or affiliates engage in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. They will also not vote any shares purchased in connection with the Business Combination. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of Ribbon Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Sponsor or Ribbon’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Ribbon Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

Q:     How will the Sponsor vote?

A:     As of the date of this proxy statement/prospectus, the Sponsor, Ribbon Investment Company Ltd and the Ribbon’s officers and directors own an aggregate of 1,470,000 Ribbon Ordinary Shares, representing approximately 22.72% of the issued and outstanding Ribbon Ordinary Shares. Pursuant to the Letter Agreement, the Sponsor has agreed to vote the Ribbon Ordinary Shares owned by it in favor of the Proposals and the other holders of the Ribbon Founder Shares have agreed to vote the Ribbon Ordinary Shares owned by them in favor of the Business Combination Proposal.

The Ribbon Board believe that the Business Combination Proposal and the other proposals to be presented at the EGM are in the best interest of Ribbon. Accordingly, the Ribbon Board unanimously recommend that Ribbon’s shareholders vote “FOR” the approval of the NTA Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Nasdaq Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the EGM.

Q:     What are the recommendations of the Board?

A:     Ribbon Board believe that the Business Combination Proposal and the other proposals to be presented at the EGM are in the best interest of Ribbon. Accordingly, the Ribbon Board unanimously recommend that Ribbon’s shareholders vote “FOR” the approval of the NTA Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Nasdaq Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the EGM.

The existence of financial and personal interests of one or more of Ribbon’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Ribbon and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Ribbon’s officers have interests in the Business Combination that may be different from, or in addition to, your interests as a shareholder. The Ribbon Board was aware of and considered these interests, among other matters, in approving the Business Combination and in determining to recommend to the Ribbon shareholders to vote in favor of the Shareholder Proposals. See the “The Business Combination Proposal — Certain Interests of Ribbon’s Directors and Officers and Others in the Business Combination.”

Q:     What happens if I sell my Ribbon Class A Ordinary Shares before the EGM?

A:     The Record Date for the EGM is earlier than the date of the EGM and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the applicable Record Date, but before the EGM, unless you grant a proxy to the transferee, you will retain your right to vote at the EGM but the transferee, and not you, will have the right to redeem such shares.

Q:     What happens if a substantial number of the public shareholders vote in favor of the Business Combination and exercise their redemption rights?

A:     Ribbon Public Shareholders are not required to vote “FOR”, “AGAINST” or not vote at all on the Business Combination in order to exercise their Redemption Rights, although redemption is only available if the Business Combination is consummated. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Ribbon Public Shareholders are reduced as a result of redemptions by Ribbon Public Shareholders.

The Business Combination Agreement provides that the obligations of the parties to consummate the Business Combination are conditioned on, among other things, the requisite approval of the parties’ respective equity holders. The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

Additionally, as a result of redemptions, the trading market for the Surviving Pubco Common Stock may be less liquid than the market for the Ribbon Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange

Q:     Do I have redemption rights in connection with the Business Combination?

A:     If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described in the Amended and Restated Memorandum and Articles of Association and elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares sold in our IPO. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares sold in our IPO, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the Converted Ribbon Class A Ordinary Shares in connection with the Closing. The Converted Ribbon Class A Ordinary Shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price.

Q:     Will my vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your Public Shares for or against the Proposals or do not vote your shares. As a result, the Proposals can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash, and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     If you are a Ribbon Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on [    ], 2025 (two Business Days before the EGM), that Ribbon redeem your shares for cash, (ii) affirmatively certify in your request to the Transfer Agent for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to Ribbon’s Transfer Agent, at the address listed at the end of this section and deliver your share certificates (if any) and other redemption forms to the Transfer Agent physically or your shares electronically using The Depository Trust Company’s DWAC system at least two Business Days prior to the vote at the EGM.

If you deliver your share certificates (if any) and other redemption forms for the Redemption to the Transfer Agent and later decide prior to the EGM not to elect the Redemption, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of Redemption Rights must be received by Ribbon’s secretary two Business Days prior to the vote taken on the Business Combination Proposal at the EGM. No demand for the Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two Business Days prior to the vote at the EGM.

Ribbon Public Shareholders seeking to exercise their Redemption Rights and opting to deliver share certificates (if any) and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Ribbon’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Ribbon does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Ribbon Public Shareholder properly demands the Redemption as described above, then, if the Business Combination is completed, Ribbon will redeem the shares subject to the Redemption for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Rights, then you will be exchanging your Ribbon Ordinary Shares for cash and will no longer own these shares following the Business Combination.

If you are a Ribbon Public Shareholder and you exercise your Redemption Rights, it will not result in either the exercise or loss of any Ribbon Rights that you may hold. Your Ribbon Rights will continue to be outstanding following exercise of the Redemption of your Ribbon Ordinary Shares and will be converted into shares of Surviving Pubco Common Stock in connection with the completion of the Business Combination, subject to the applicable requirements under the terms therein.

If you intend to seek to exercise Redemption Rights, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the EGM, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact: [    ].

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your Redemption Rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Consequences.” All holders of Ribbon Ordinary Shares and Ribbon Rights considering exercising their Redemption Rights are urged to consult their tax advisors on the tax consequences to them of an exercise of Redemption Rights, including the applicability and effect of U.S. federal, state and local non-U.S. income and other tax laws.

Q:     If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:     No. Holders of issued and outstanding Ribbon Units must elect to separate the Ribbon Units into the underlying Ribbon Public Shares and Ribbon Public Rights prior to exercising Redemption Rights with respect to the Ribbon Public Shares. If you hold your Ribbon Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Ribbon Units into the underlying Ribbon Ordinary Shares and Ribbon Rights, or if you hold Ribbon Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. The Redemption Rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. You are requested to cause your Ribbon Public Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Time, on [    ], 2025 (two Business Days before the EGM) in order to exercise your Redemption Rights with respect to your Ribbon Public Shares.

Q:     If I am a Rights holder, can I exercise redemption rights with respect to my Rights?

A:     No. The holders of Ribbon Rights have no redemption rights with respect to Ribbon Rights. Further, while the level of Redemptions will not directly change the value of the Ribbon Rights, as the Ribbon Rights will remain outstanding regardless of the level of redemptions, as redemptions of Ribbon Ordinary Shares increase, a holder of Ribbon Rights will ultimately own a greater interest in the Surviving Pubco because there would be fewer shares of Surviving Pubco Common Stock outstanding overall. For additional information see “— Ownership of Surviving Pubco After the Closing.”

Q:     Do I have appraisal rights in connection with the proposed Business Combination?

A:     Ribbon shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     Following the closing of the IPO, $50.0 million of the net proceeds from the IPO and certain of the proceeds from the private placement were placed in the Trust Account. As of January 16, 2025, funds in the Trust Account totaled $50.0 million and were comprised entirely of U.S. government securities with maturities of 185 days or less or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of: (i) the completion of a business combination (including the Business Combination); (ii) the redemption of all of the Public Shares if Ribbon is unable to complete an initial business combination within the Combination Period; and (iii) the redemption of any Public Shares properly tendered in connection with certain shareholder votes (for example, to approve certain amendments to the Memorandum and Articles of Association), in each case subject to applicable law.

Upon the Closing, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of DRC following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:     What happens if the Business Combination is not consummated?

A:     If we do not complete the Business Combination for whatever reason, we would search for another target business with which to complete a business combination. If we do not complete the Business Combination or another business combination by the Extended Deadline, we must redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (less taxes payable) divided by the number of outstanding Public Shares and, following such redemption, we will liquidate and dissolve. Our holders of the Founder Shares waived their redemption rights with respect to ordinary shares owned by them in the event a business combination is not effected in the required time period.

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then submit a proxy to vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, submit your voting instructions on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you are a shareholder of record of Ribbon as of [    ], 2025, the Record Date, you may submit your proxy before the EGM in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Shareholders who choose to participate in the EGM can vote their shares electronically during the meeting via live audio webcast by visiting [    ]. You will need the control number that is printed on your proxy card to enter the EGM. Ribbon recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the EGM starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the EGM will need to obtain a proxy form from their broker, bank or other nominee.

Q:     What will happen if I abstain from voting or fail to vote at the EGM?

A:     Each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal and Adjournment Proposal will require an ordinary resolution, being the affirmative vote of the members representing at least a simple majority of the votes cast by holders of Ribbon Ordinary Shares present and voting in person or by proxy at the EGM. Each of the NTA Proposal, the Domestication Proposal and the Organizational Documents Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the members representing at least two-thirds of the votes cast by holders of Ribbon Ordinary Shares entitled to vote and present and voting in person or by proxy at the EGM. If any of the Required Proposals fail to receive the required approval by the shareholders of Ribbon at the EGM, the Business Combination will not be completed. Abstentions will be considered present for the purposes of establishing a quorum. Abstentions will not count as votes cast at the EGM. Accordingly, if you do not vote or if you abstain from voting, it will have no effect on the outcome for any of the proposals. However, if you do not vote by proxy and do not attend the meeting virtually or in person, you shares will not count towards the establishment of a quorum. All proposals presented at the EGM are “non-routine” matters and, therefore, there will be no “broker non-votes.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of Ribbon Board. Proxy cards received after the time specified above will not be counted.

Q:     If I am not going to attend the EGM virtually or in person, should I return my proxy card instead?

A:     Yes. Whether or not you plan to virtually attend the EGM, please read the proxy statement carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     Your broker, bank or nominee can vote your shares without receiving your instructions on “routine” proposals only. Your broker, bank or nominee cannot vote your shares with respect to “non-routine” proposals, unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

The Business Combination Proposal,    , the Authorized Share Capital Amendment Proposal, the Articles Amendment Proposals and the Adjournment Proposal are non-routine proposals. Accordingly, your broker, bank or nominee may not vote your shares with respect to these proposals, unless you provide voting instructions.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders of record may send a later-dated, signed proxy card to our transfer agent at the address set forth below so that it is received no later than 48 hours before the time appointed for the holding of the EGM (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or attend the EGM and vote in person, including virtually by submitting a ballot through the web portal during the EGM webcast. Shareholders of record also may revoke their proxy by sending a notice of revocation to our transfer agent, which must be received prior to the vote at the EGM. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to virtually attend the EGM and vote through the web portal, you must obtain a legal proxy from your broker, bank or nominee.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this Registration Statement/Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     We will pay the cost of soliciting proxies for the EGM. We have engaged [    ] to assist in the solicitation of proxies for the EGM. We have agreed to pay [    ] a fixed fee of $[    ], plus associated disbursements, to reimburse the firm for its reasonable and documented costs and expenses, and an amount equal to [    ]% of certain fees for administration, technology, and research and data services with a minimum charge of $[    ] and to indemnify the firm and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     How do redemptions affect my Public Rights and the interests of non-redeeming shareholders?

A:     If you elect to redeem your Public Shares in connection with the Business Combination, you will still retain your Public Rights. These Rights will not be canceled or forfeited upon redemption and will automatically convert into shares of the post-combination company upon the closing of the Business Combination. As a result, redeeming shareholders may receive cash for their Public Shares and continue to benefit from the upside of the combined company, i.e., Pubco, through the shares issued upon conversion of their retained Public Rights.

This structure creates a potential divergence of interests between redeeming and non-redeeming shareholders. Redeeming shareholders reduce their risk exposure by exiting their equity position for cash, while still participating in the future equity upside through the conversion of their Public Rights. Non-redeeming shareholders, on the other hand, remain fully invested in the combined company, i.e., Pubco, and bear the associated risks of post-combination performance. However, they are also subject to dilution from the issuance of shares underlying all outstanding Public Rights — including those held by redeeming shareholders.

The dilutive impact on non-redeeming shareholders can be significant, particularly if a large number of shareholders choose to redeem their shares. While the number of outstanding common shares is reduced due to redemptions, the number of shares issued upon conversion of Public Rights remains fixed. This means that a higher redemption rate leads to a smaller base of non-redeeming shareholders over which the dilutive effect of Rights is spread, thereby increasing the relative dilution per remaining shareholder. In addition to reducing percentage ownership and voting power, high levels of redemptions may also decrease the amount of cash available to the post-combination company and could necessitate additional financing, which may be further dilutive.

This dynamic is typical in SPAC transactions where Public Rights (or similar instruments such as warrants) are designed to survive redemptions. However, it is important for investors to understand that by choosing not to redeem, they may experience disproportionate dilution relative to redeeming shareholders who retain their Rights and benefit from the issuance of post-closing shares without maintaining an equity stake at the time of Closing.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this Registration Statement/Proxy Statement or the enclosed proxy card, you should contact the proxy solicitor at:

[    ]

You may also obtain additional information about the Company from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a Public Shareholder and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption documents (either physically or electronically) to our transfer agent at the address below or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC System at least two (2) Business Days prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your share certificates and redemption forms, please contact:

[    ]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled “Questions and Answers about the EGM” highlights certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the EGM, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “Ribbon,” the “SPAC,” “we,” “us” or “our” refer to Ribbon Acquisition Corp and references to “DRC” refer to DRC Medicine Ltd. prior to the Business Combination. References to “Pubco” refer to DRC Medicine Inc., and include DRC and any other direct or indirect subsidiaries of DRC, (to the extent applicable) after giving effect to the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by Ribbon’s public shareholders.

Parties to the Business Combination

Ribbon

Ribbon Acquisition Corp is a blank check company incorporated in the Cayman Islands as an exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Since its inception, Ribbon’s sole business activity has been identifying and evaluating suitable acquisition transaction candidates. Ribbon presently has no revenue and has had losses since inception from incurring formation and operating costs. Ribbon has relied upon the sale of our securities and loans from the Sponsor and other parties to fund its operations.

The Ribbon Units, Ribbon Ordinary Shares and Ribbon Rights are currently listed on Nasdaq Capital Market (“Nasdaq”) under the symbols “RIBBU,” “RIBB” and “RIBBR,” respectively. The mailing address of Ribbon’s principal executive office is Central Park Tower LaTour Shinjuku Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023, Japan, and its telephone number is +81 908-508-3462.

DRC

DRC is a Japanese corporation formed in 2007. DRC is a healthcare and biotechnology company engaged in the research, development, and commercialization of advanced medical technologies, including hygiene-related consumer products, medical devices, diagnostic solutions, artificial intelligence (AI)-driven healthcare applications, and pharmaceuticals.

Following the Transaction, DRC will become an indirect subsidiary of Pubco.

The mailing address of DRC’s principal office is 4F, Shinjuku Island Tower, 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan.

Pubco

DRC Medicine Inc. (“Pubco”) was formed as a corporation under the laws of the State of Delaware on June 4, 2025. Pubco was formed for the purpose of effectuating the Business Combination described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, Ribbon and DRC will become subsidiaries of Pubco and Pubco will become a publicly-traded company.

Pubco will apply for listing, to be effective upon the Closing, of the Pubco Common Stock on Nasdaq under the proposed symbol “[    ].” Under the terms of the Business Combination Agreement, the approval for listing of the Pubco Common Stock on Nasdaq is a condition to Closing, and such condition may be waived by DRC. There is no assurance that Pubco will be able to satisfy Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Ribbon’s shareholders will not have certainty as to whether the Pubco

Common Stock will be listed on a national securities exchange following the Business Combination at the time they vote on the Business Combination Proposal or decide whether to redeem their Public Shares in connection with the Business Combination Proposal. Pubco will not have units traded following the consummation of the Business Combination.

Pubco’s principal executive offices are located at 4F, Shinjuku Island Tower, 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan and its phone number is +81-3-3340-1979.

Merger Sub

DRC Merger Sub was formed as a corporation under the laws of the State of Delaware on June 4, 2025, and is currently a wholly-owned subsidiary of Pubco. Merger Sub was formed for the purpose of effectuating the Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Merger Sub will be the surviving entity in the Merger, as contemplated by the Business Combination Agreement and described herein.

Merger Sub’s principal executive offices are located at 4F, Shinjuku Island Tower, 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan and its phone number is +81-3-3340-1979.

Proposals to be Voted on by Ribbon Shareholders

Proposal 1: The NTA Proposal

As discussed elsewhere in this proxy statement/prospectus, assuming the Business Combination Proposal is approved, Ribbon is asking its shareholders to approve the NTA Proposal, which shall be effective, if adopted and implemented by Ribbon, prior to the Domestication and the consummation of the proposed Business Combination, to remove the limitation on share redemptions that would cause Ribbon to be unable to consummate the Business Combination if redemptions would cause Ribbon net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

After consideration of the factors identified and discussed in the section entitled “Proposal 1: The NTA Proposal — Reasons for the NTA Proposal,” the Ribbon Board has decided that it would be in the best interests of Ribbon to adopt the amendments to the Current Charter set forth in the NTA Proposal.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 1: The NTA Proposal.”

Proposal 2: The Domestication Proposal

Ribbon and DRC and the other parties thereto have agreed to the Business Combination under the terms of the Business Combination Agreement. If the Business Combination Proposal (described below) is approved and the Merger is to be consummated, prior and as a condition to the Closing, Ribbon will (a) be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware (which is referred to herein as the “Domestication”); (b) in connection therewith to adopt, upon the Domestication taking effect, the Interim Charter, in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Ribbon’s Current Charter currently registered with the Registrar of Companies of the Cayman Islands and which will remove or amend those provisions of Ribbon’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Ribbon will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Upon effectiveness of the Domestication, all of Ribbon’s outstanding securities will convert to outstanding securities of the continuing Delaware corporation.

After consideration of the factors identified and discussed in the section entitled “Proposal 2: The Domestication Proposal — Reasons for the Domestication,” the Ribbon Board has decided that it would be in the best interests of Ribbon to effect the Domestication in connection with the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Domestication Proposal.”

Proposal 3: The Business Combination Proposal

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A, and the Ancillary Documents. Ribbon’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Ribbon does not believe that the disclosure schedules contain information that is material to an investment decision.

Business Combination Agreement

To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated June 30, 2025 (the “Business Combination Agreement”), by and among (i) Ribbon, (ii) DRC Medicine Ltd., a Japanese corporation (Kabushiki Kaisha) (“DRC”), (iii) DRC Medicine Inc., a Delaware corporation (“Pubco”) and (iv) DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which the following will occur: (1) Pubco and DRC will engage in a share exchange, whereby the shareholders of DRC (the “Company Shareholders”) will exchange their shares in the Company for newly issued shared of Pubco (the “Share Exchange”); (2) the domestication of Ribbon as a Delaware corporation, in which Ribbon will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Current Charter, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”); (3) the merger of Ribbon with and into and Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of Pubco (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Share Exchange, the Domestication and the Merger, the “Business Combination”).

Ancillary Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

DRC Medicine Shareholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain shareholders of the DRC Medicine entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the business combination, subject to the terms of such shareholder support agreement.

Form of Lock-Up Agreement

In connection with the Closing certain shareholders of DRC and the Sponsor (individually, a “Holder” and collectively, the “Holders”) will enter into a lock-up agreement (the “Lock-Up Agreement”) with Pubco.

Pursuant to the Lock-Up Agreement, the Holders will agree not to transfer (except for certain permitted transfers) any shares of Pubco Common Stock held by such Holder for a period of six (6) months following the Closing Date. Permitted transfers include estate planning transfers, gifts to family members, transfers to affiliates, and other limited exceptions, provided that the transferee agrees to be bound by the same lock-up restrictions.

Form of Amended and Restated Registration Rights Agreement

In connection with the transactions, Ribbon, Sponsor and certain other shareholders of Pubco, as applicable, will enter into an Amended and Restated Registration Rights Agreement to provide for the registration rights in connection with the Pubco Common Stock received in the Merger.

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of Ribbon and DRC, respectively.

Pubco Current Organizational Structure

Ribbon Current Organizational Structure

DRC Current Organizational Structure

The following diagrams depict corporate structures of Pubco, DRC and SPAC following the DRC Restructuring and before the Closing of the Business Combination:

Pubco and DRC:

The following diagram depicts the corporate structure of Pubco post-Closing of the Business Combination:

Emerging Growth Company

Upon consummation of the Business Combination, it is expected that Pubco will be an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Common Stock held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter, Pubco has been subject to Exchange Act reporting requirements for at least 12 calendar months; and filed at least one annual report, and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

Additional Information

For additional information, including information about certain material U.S. Federal Income Tax Consequences to U.S. Holders of Public Shares and other agreements relating to the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal 3: The Business Combination Proposal.”

Proposals 4: The Organizational Documents Proposals

Ribbon is proposing that Ribbon’s shareholders approve, by special resolution, the Organizational Documents Proposal in connection with the replacement of the amended and restated memorandum and articles of association, under the Companies Act, with the Organizational Documents, under the DGCL, in accordance with the Domestication. The Ribbon Board has each unanimously approved the Organizational Documents Proposal and believe such proposal is necessary to adequately address the needs of Pubco following the completion of the Business Combination. Approval of the Organizational Documents Proposal is a condition to the completion of the Business Combination.

Concurrently with the Domestication, and prior to the effective time of the Merger, Pubco will file a certificate of incorporation with the Secretary of State of the State of Delaware (the “Proposed Certificate of Incorporation”) and will adopt bylaws (the “Proposed Bylaws”), which together will govern the rights, privileges, and preferences of the holders of Pubco securities after the Closing.

The foregoing descriptions of the Proposed Certificate of Incorporation and the Proposed Bylaws do not purport to be complete and are qualified in their entirety by the terms and conditions of the forms of Pubco COI and Pubco Bylaws, copies of which are included as Annex [    ] and Annex [    ], respectively, to the Business Combination Agreement (attached as Annex A hereto), and the terms of which are incorporated herein by reference.

For additional information, see the sections of this proxy statement/prospectus entitled “Proposals 4: The Organizational Documents Proposals.”

Proposal 5: The Nasdaq Proposal

Ribbon’s shareholders are also being asked to consider and vote upon a proposal to approve for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of Pubco Common Stock in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require stockholder approval under Nasdaq Rule 5635.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 5: The Nasdaq Proposal.”

Proposal 6: The Incentive Plan Proposal

Ribbon’s shareholders are also being asked to consider and vote upon a proposal to approve the Incentive Plan.

Ribbon expects that, prior to the consummation of the Business Combination, the Pubco Board will adopt the Incentive Plan. Ribbon shareholders should carefully read the entire Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex F, before voting on this proposal. The Business Combination is conditioned on the approval of the Incentive Plan Proposal.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 6: The Incentive Plan Proposal.”

Proposal 7: The Director Election Proposal

To consider and vote upon the election of five (5) directors, who, upon consummation of the Business Combination, will constitute all the members of the Pubco Board. The Director Election Proposal is being submitted for consideration and vote by the Ribbon shareholders by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 7: The Director Election Proposal.”

Proposal 8: The Adjournment Proposal

Ribbon is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or time, if necessary or appropriate as determined by the Ribbon Board, at the determination of the Ribbon Board.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 8: The Adjournment Proposal.”

Conditionality of Proposals

The Required Proposals are conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the NTA Proposal, the Organizational Documents Proposals or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals will not be presented to the shareholders of Ribbon at the EGM. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Domestication Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Ribbon will not consummate the Business Combination. If Ribbon does not consummate the Business Combination and fails to complete an initial business combination by [    ], 2026 (or such other date as approved by the Ribbon shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses).

The EGM

Date, Time and Place of the EGM

The EGM will be held virtually at [    ] a.m. Eastern time on [    ], 2025 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. For the purposes of the Current Charter (as defined below), the EGM may also be attended in person at Celine & Partners, P.L.L.C., 1345 Avenue of the Americas, New York, New York 10105-0302.

Registering for the EGM

As a registered Ribbon shareholder, you received a proxy card from Odyssey Transfer and Trust Company. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Odyssey Transfer and Trust Company at the phone number or e-mail address below. Odyssey Transfer and Trust Company’s support contact information is as follows: [    ], or email [    ].

You can pre-register to attend the meeting starting [    ], 2025 at [    ] a.m. Eastern Time. Enter the URL address [    ] into your browser and enter your control number, name, and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Ribbon shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Odyssey Transfer and Trust Company to receive a control number. If you plan to vote shares you hold in “street name” at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Odyssey Transfer and Trust Company will issue you a guest control number with proof of ownership. Either way, you must contact Odyssey Transfer and Trust Company for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [    ] within the U.S. and Canada (toll-free), or [    ] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [    ]. This is listen-only and is being provided as a courtesy, and you will not be able to vote, be deemed present at the meeting or enter or ask questions during the meeting via telephone.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the EGM if you owned Ribbon Ordinary Shares at the close of business on [         ], 2025, which is the Record Date. You are entitled to one vote for each share of Ribbon Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [    ] Ribbon Ordinary Shares outstanding, of which [    ] are Public Shares and [    ] are Sponsor Shares.

Quorum and Vote of Shareholders

A quorum of Ribbon shareholders is necessary to hold a valid meeting. A quorum will be present at the EGM if one-third of the Ribbon Ordinary Shares issued and outstanding and entitled to vote at the EGM are represented in person online or by proxy at the EGM.

The approval of each of the Business Combination Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Ribbon Ordinary Shares who, being entitled to do so, vote in person or by proxy at the EGM. The approval of each of the NTA Proposal and the Domestication Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the NTA Proposal, the Organizational Documents Proposals or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals will not be presented to the shareholders of Ribbon at the EGM. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Domestication Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Ribbon will not consummate the Business Combination. If Ribbon does not consummate the Business Combination and fails to complete an initial business combination by January 16, 2026 (or such other date as approved by the Ribbon shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses).

In accordance with the Insider Letter entered into concurrently with the IPO, all of the Ribbon Ordinary Shares owned by the Sponsor, equal to 20% of the issued and outstanding Ribbon Ordinary Shares immediately following the completion of the IPO, will be voted in favor of each of the Proposals. Assuming all of the outstanding Ribbon Ordinary Shares vote on each Proposal, each of the Proposals other than the NTA Proposal and the Domestication Proposal require the affirmative vote of an additional [    ] shares of Ribbon Class A Ordinary Shares, or approximately [    ]% of the Public Shares, in order to be approved, where the Ribbon Class A Ordinary Shares vote together with the Ribbon Class B Ordinary Shares as a single class. Assuming all of the outstanding Ribbon Ordinary Shares vote on the NTA Proposal and the Domestication Proposal, these requires the affirmative vote of an additional [    ] shares of Ribbon A Ordinary Shares, or approximately [    ]% of the Public Shares, in order to be approved, where the Ribbon Class A Ordinary Shares vote together with the Ribbon Class B Ordinary Shares as a single class.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “The EGM — Quorum and Required Vote for Proposals.”

Redemption Rights

Pursuant to the Current Charter, holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less Permitted Withdrawals, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Current Charter and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Ribbon as Permitted Withdrawals). For illustrative purposes, based on funds in the Trust Account of approximately $[    ] million on [    ], 2025, the estimated per share Redemption Price at the Closing would have been approximately $[    ]. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Ribbon Ordinary Shares included in the Ribbon Units.

In order to exercise redemption rights, holders of Public Shares must:

(a)     prior to 5:00 p.m. Eastern Time on [    ], 2025 (two (2) business days before the EGM), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Odyssey Transfer and Trust Company, Ribbon’s transfer agent, at the following address:

Odyssey Transfer and Trust Company
2155 Woodlane Drive, Suite 100

Woodbury, MN 55125

(b)    In your request to Odyssey Transfer and Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Ribbon Ordinary Shares; and

(c)     deliver your Public Shares either physically or electronically through DTC to Ribbon’s transfer agent at least two (2) business days before the EGM. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Ribbon’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Ribbon does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Ribbon’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Ribbon Board in its sole discretion. If you delivered your shares for redemption to Ribbon’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Ribbon’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Ribbon’s transfer agent at the phone number or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

If Ribbon receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Ribbon may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Ribbon may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Ribbon may select which holders to seek such withdrawals of redemption requests from based on any factors Ribbon may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Ribbon Ordinary Shares as they may receive higher proceeds from the sale of their Ribbon Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Ribbon Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Ribbon Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Ribbon Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Ribbon otherwise does not consummate an initial business combination by [    ], 2026 (or such other date as approved by the Ribbon shareholders), Ribbon will be required to redeem all Public Shares and dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders.

Appraisal Rights

Ribbon shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Ribbon has engaged [    ] to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person (which would include presence at the virtual EGM) if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “EGM of the Shareholders — Revoking Your Proxy.”

Ribbon Board’s Reasons for the Approval of the Business Combination

Ribbon was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Ribbon Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, the Ancillary Documents and the transactions contemplated by those agreements, including the following factors:

•        the expanding growth industry in which DRC operates;

•        DRC’s public company readiness;

•        the combined company’s experienced and proven management team;

•        DRC’s financial condition;

•        the fairness of the consideration being paid in the transaction;

•        other alternatives available to Ribbon; and

•        the risks attendant to the transaction.

For a description of the Ribbon Board’s reasons for the approval of the Business Combination, see the section titled “Proposal 3 — The Business Combination Proposal — Ribbon’s Board of Directors’ Reasons for the Business Combination.”

Interests of Ribbon’s Directors and Officers and Others in the Business Combination

When considering the recommendation of the Ribbon Board to vote in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, Ribbon’s directors and executive officers, and others have interests in such Proposal that are different from, or in addition to, those of Ribbon Shareholders generally. These interests include, among other things, the interests listed below:

•        The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        The Sponsor, Ribbon’s officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Ribbon’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Ribbon’s behalf. These expenses will likely not be reimbursed if Ribbon does not consummate a business combination. There are no out-of-pocket expenses due to be reimbursed as of [    ], 2025.

•        The aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $[    ] comprised of (a) $25,000 representing the aggregate purchase price paid for the Ribbon Founder Shares, (b) $2,200,000 representing the aggregate purchase price paid for the private placement units, and (c) $[    ] representing the aggregate amount outstanding as of [    ], 2025 under the Promissory Notes.

•        If Ribbon does not complete an initial business combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Amended and Restated Memorandum and Articles of Association), the proceeds from the sale of the private placement units of $2,200,000, will be included in the liquidating distribution to Ribbon Public Shareholders and the private placement units will expire worthless.

•        The Sponsor has agreed that the Founder Shares and private placement units, including all of their underlying securities, will not be sold or transferred by them (except to permitted transferees, as applicable) until the Business Combination has been consummated.

•        The fact that the Sponsor’s Related Parties and Ribbon’s directors and officers and their affiliates own an aggregate of 1,470,000 Ribbon Ordinary Shares as of the date hereof, representing 22.72% of the voting power of the Ribbon Ordinary Shares, and such holders are required by the Letter Agreement to vote those shares in favor of the Business Combination.

•        The 1,250,000 shares of Surviving Pubco Common Stock into which the 1,250,000 Ribbon Ordinary Shares held by the Sponsor, Ribbon Investment Company Ltd (an affiliate of Angshuman (Bubai) Ghosh) and their respective affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 220,000 shares of Surviving Pubco Common Stock into which the 220,000 Ribbon Private Shares underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus. The [    ] shares of Surviving Pubco Common Stock into which the [    ] Ribbon Private Rights underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus.

•        As a result of the low initial purchase price (consisting of $25,000 for the 1,250,000 Founder Shares, or approximately $0.02 per share, and $2,200,000 for the private placement units), the Sponsor, its affiliates and Ribbon’s management team and advisors and affiliates stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as the Ribbon Public Shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus the Sponsor, the Ribbon officers and directors, and their respective affiliates may have more of an economic incentive for Ribbon to, rather than liquidate if Ribbon fails to complete the initial Business Combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Ribbon Second Memorandum and Articles of Association), enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Ribbon Ordinary Shares.

•        The fact that the Sponsor has agreed not to redeem any of the Founder Shares in connection with a shareholder vote to approve the proposed Business Combination.

•        The Sponsor has agreed that it will be liable to Ribbon if and to the extent any claims by a third party for services rendered or products sold to Ribbon, or by a prospective target business with which Ribbon has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets.

•        The fact that Ribbon’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

•        The exercise of Ribbon’s officers and directors’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate.

•        Ribbon’s officers, advisors, and directors are not required to, and will not, commit their full time to Ribbon’s affairs. The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        At the option of the Sponsor, the $[    ] principal balances under the Promissory Notes may be converted into Ribbon Ordinary Shares, at a price of $10.00 per Ribbon Ordinary Share, in connection with the consummation of the Business Combination.

•        the fact that Ribbon is obligated to the Sponsor pursuant to an Administrative Services agreement commencing on January 14, 2025 for twelve (12) months, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support.

Further, the Business Combination Agreement provides that the Exchange Share Consideration representing the consideration payable to the DRC shareholders shall equal 350,000,000 shares of Surviving Pubco Common Stock. Of the DRC stockholders, [    ], will own approximately [    ]% of Surviving Pubco Common Stock upon consummation of the Business Combination assuming no Ribbon Public Shares are redeemed and approximately [    ]% of Surviving Pubco Common Stock assuming all Ribbon Public Shares are redeemed. Accordingly, [    ] will have the ability to determine all matters requiring approval by stockholders, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Similarly, he will have the ability to prevent the approval of any action submitted to the stockholders by other stockholders. If the Business Combination is not consummated, the DRC stockholders will not receive such consideration.

Pursuant to the Letter Agreement, the Sponsor has agreed to vote any founder shares owned by them in favor of the Proposals and waive their Redemption Rights with respect to such founder shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Ribbon’s directors, officers and their affiliates own an aggregate of approximately 22.72% of the issued and outstanding Ribbon Ordinary Shares. For further details, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement.”

At any time at or prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding Ribbon or its securities, the Sponsor, DRC and/or their directors, officers, advisors or respective affiliates may purchase Ribbon Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Required Ribbon Proposals, or execute agreements to purchase such Ribbon Ordinary Shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Ribbon Public Shares or vote their Ribbon Public Shares in favor of the Required Ribbon Proposals. Such a purchase may include a contractual acknowledgement that such Ribbon shareholder, although still the record or beneficial holder of Ribbon Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights.

In the event that the Sponsor, DRC and/or their directors, officers, advisors or respective affiliates purchase Ribbon Ordinary Shares in privately negotiated transactions from Ribbon Public Shareholders who have already elected to exercise their Redemption Rights, such selling Ribbon shareholders would be required to revoke their prior elections to redeem their Ribbon Ordinary Shares. The purpose of such Ribbon Ordinary Share purchase and other transactions would be to limit the number of Ribbon Public Shares electing to redeem, and to increase the likelihood that the Required Ribbon Proposals receive the requisite vote of Ribbon shareholders.

Entering into any such arrangements may have a depressive effect on the Ribbon Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination. However, any Ribbon Public Shares purchased by the Sponsor, DRC and/or their directors, officers, advisors or respective affiliates would be purchased at a price no higher than the per share pro rata portion of the Trust Account.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. However, any Ribbon Public Shares so purchased would not be voted in favor of the Required Ribbon Proposals at the EGM and would not be redeemable by such purchasers. Ribbon will file or submit a Current Report on Form 8-K to disclose any arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of Public Shares purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Required Ribbon Proposals will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the aforementioned persons, and the number of Ribbon Public Shares then redeemed.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Ribbon’s Sponsor, Ribbon Investment Company Ltd, a Cayman Islands exempted company, and its affiliates have received or may receive the following consideration from Ribbon prior to or in connection with the completion by Ribbon of an initial business combination in accordance with the terms of Ribbon’s governing documents (including upon the Closing of the proposed Business Combination with DRC):

	Interest in Securities	Other Consideration
Sponsor

At Closing, the Sponsor will hold a total of 1,250,000 shares of Pubco Common Stock, which will be issued in exchange for Ribbon Class B Ordinary Shares purchased by the Sponsor prior to Ribbon’s IPO for an aggregate price of $25,000.

Ribbon entered into an Administrative Services Agreement with the Sponsor, pursuant to which Ribbon has agreed to pay to $10,000.00 per month for certain general and administrative services until the completion of the initial business combination or liquidation.

Upon the completion of the Business Combination, Ribbon shall have owed the Sponsor $[    ] in total, for general and administrative services pursuant to the Administrative Services Agreement.

	The Sponsor, simultaneously with the closing of Ribbon’s IPO, purchased 220,000 private placement units at a purchase price of $10.00 per private placement unit for an aggregate of $2,200,000.	On August 13, 2024, Ribbon issued an unsecured promissory note to the Sponsor for $300,000 to cover expenses related to the IPO. The promissory note expired on consummation of the IPO.
Upon the completion of the Business Combination, Sponsor shall hold a total of 1,501,428 shares of Surviving Pubco Common Stock.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Ribbon’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the EGM — What equity stake will current Public Shareholders, the Sponsor, DRC Members, the DRC Consultant, and the SPAC Financial Advisor hold in Pubco immediately after the Closing?” and “The Business Combination Proposal — Interests of Ribbon’s Sponsor, Directors, Officers and Others in the Business Combination.”

Recommendation to Ribbon Shareholders

After careful consideration, the Ribbon Board has unanimously approved the Business Combination Agreement and the Business Combination and determined that each of the proposals to be presented at the EGM is fair, advisable and in the best interests of Ribbon and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

For a description of various factors considered by the Ribbon Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the EGM, see the section herein titled “Ribbon Board’s Reasons for the Approval of the Business Combination.”

Deferred Underwriting Fees

Pursuant to the Underwriting Agreement, dated January 14, 2025 (the “Underwriting Agreement”), by and among Ribbon and A.G.P./Alliance Global Partners (“A.G.P.”), acting as representatives of the underwriters in connection with the IPO, Ribbon paid a cash underwriting fee to the underwriters of $1,000,000 and agreed to pay the underwriters a deferred underwriting fee of 4% of the gross proceeds of the IPO held in the Trust Account, upon the consummation of an initial business combination.

Conditions to the Closing of the Business Combination

For a discussion of the conditions to the closing of the Business Combination, please see “Proposal 3: The Business Combination Proposal.”

United States Federal Income Tax Consequences

For a description of the United States federal income tax considerations of an exercise of redemption rights, the domestication and the Business Combination, please see “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash” and “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to Ribbon Shareholders.”

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Proposal 3: The Business Combination Proposal — Anticipated Accounting Treatment.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with Cayman Islands and Delaware necessary to effectuate the Domestication, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Ribbon, and the requirements of the Securities Act and the Exchange Act, including the requirements to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Ribbon’s shareholders.

Recent Developments

The Business Combination Agreement    On June 30, 2025, Ribbon entered into the Business Combination Agreement by and among DRC Medicine Inc., a Delaware Corporation (“Pubco”), DRC Medicine Ltd. a Japanese corporation (“DRC Medicine”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”). Pursuant to the Business Combination Agreement, (i) Pubco and DRC Medicine will engage in a share exchange, whereby DRC Medicine’s shareholders will exchange their shares in the company for newly issued shares of Pubco, (ii) Ribbon will de-register as an exempted company in the Cayman Islands and transfer by way of continuation as a Delaware corporation and (iii) following the Domestication, Ribbon will merge with and into Merger Sub with Merger Sub continuing as the surviving entity of the Merger and a subsidiary of Pubco.

Risk Factors Summary

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under the “Risk Factors” section. Such risks include, but are not limited to, the following risks with respect to Pubco subsequent to the Business Combination:

Risks Related to the Business Combination

•        The ability of Ribbon Shareholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow Ribbon to complete the Business Combination or optimize its capital structure.

•        There are risks to Ribbon Shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of DRC directly in an underwritten public offering, including no independent due diligence review by a traditional underwriter.

•        Because Ribbon’s Insiders will lose their entire investment in Ribbon if the Business Combination or an alternative business combination is not completed, and because Ribbon’s Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether DRC was appropriate for Ribbon’s initial business combination.

•        The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Common Stock at such time is substantially less than $10.00 per share.

•        The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Ordinary Shares from Public Shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Ordinary Shares.

Risks Related to Ownership of Pubco Common Stock

•        An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

•        There can be no assurance that the Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on the Nasdaq following the Closing, or that Pubco will be able to comply with the continued listing rules of the Nasdaq.

•        Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

•        There will be material differences between your current rights as a holder of Ribbon Shares and the rights one will have as a holder of Pubco Common Stock, some of which may adversely affect you.

Risks Related to Redemption

•        Since the Business Combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of Ribbon Class A Ordinary Shares after or in connection with such Business Combination.

•        If Ribbon Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

•        There is no guarantee that a Ribbon Public Shareholder’s decision whether to redeem its Ordinary Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

Risks Related to Ribbon

•        If third parties bring claims against Ribbon, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Shareholders may be less than $10.00 per share.

•        If Ribbon were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

•        Neither Ribbon nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration received by Ribbon Shareholders in the event that any of the representations or warranties made by DRC in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

•        Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect Ribbon’s or DRC’s business, financial condition or results of operations, or prospects.

Risks Related to DRC

•        We have incurred substantial losses and maintain a shareholders’ deficit, and we expect to continue incurring losses and negative cash flows for the foreseeable future.

•        We will require substantial additional capital to execute our strategy; if capital is unavailable or too costly, our growth and product plans could be delayed or halted.

•        Our significant indebtedness could adversely affect our financial condition and require a substantial portion of cash flows for debt service.

•        Our regulatory path for the Hydro Silver Titanium® (HST) Sheet therapeutic mask remains uncertain; prior PMDA-authorized trials did not establish efficacy, and the scheduled March 2026 study may require further changes or additional studies.

•        Our regulatory path for the in vitro diagnostic (IVD) kits and ATP enhancer therapy candidate for the treatment of Parkinson’s Disease remain uncertain.

•        Our regulatory path for the in vitro diagnostic (IVD) kits and ATP enhancer therapy candidate for the treatment of Parkinson’s Disease remain uncertain.

•        Results from biological safety and toxicokinetic testing, including observed moderate cytotoxicity and blood migration, may prompt additional investigation or labeling limitations.

•        Clinical-trial design and execution risks, including placebo effects, baseline scoring, selection criteria and equipment standardization, could confound outcomes and delay approval.

•        Our multi-channel distribution strategy depends on e-commerce platforms, brick-and-mortar retail partners and institutional buyers; loss or under-performance of any channel could materially affect adoption and revenue trajectories.

•        We rely on third-party logistics providers and a hub-and-spoke distribution footprint; disruptions in warehousing, cross-border fulfillment or carrier capacity could impair product availability and brand momentum.

•        Our reliance on a non-exclusive license for core HST sheet know-how and manufacturing methods may limit practical exclusivity and constrain enforcement options.

•        Because the chemical composition of HST is not patented, our protection depends on application-specific patents, trademarks and trade secrets that can be easier to design around.

•        Our joint patent application for the IVD test-tape technology remains under examination; timing and ultimate claim scope are uncertain, and our research partner retains non-commercial rights.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

[IN PROCESS]

COMPARATIVE PER SHARE INFORMATION

[IN PROCESS]

MARKET PRICE AND DIVIDEND INFORMATION

RIBBON

Ticker Symbol and Market Price

Ribbon Units, Ribbon Class A Ordinary Shares and the Public Rights are currently listed on the Nasdaq under the symbols “RIBBU,” “RIBB” and “RIBBR,” respectively. The closing price of the Ribbon Units, Ribbon Class A Ordinary Shares and the Public Rights on [    ], the last trading day before announcement of the execution of the Business Combination Agreement, was $[    ], $[    ] and $[    ] respectively. As of [    ], the Record Date, the closing price for the Ribbon Units, Ribbon Class A Ordinary Shares and the Public Rights was $[    ], $[    ] and $[    ], respectively.

Holders

As of the Record Date, there were [    ] holder of record of Ribbon Units, [    ] holder of record of shares of Ribbon Class A ordinary shares and [    ] holders of record of the Ribbon Rights.

Dividend Policy

Ribbon has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of its initial business combination. It is not contemplated that the Pubco will pay cash dividends for the foreseeable future.

DRC

There is no public market for any of DRC’s equity securities.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of DRC and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco’s securities following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Pubco, Ribbon and DRC, which later may prove to be incorrect or incomplete. Pubco, Ribbon and DRC may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party.

Risks Related to DRC’s Financial Condition and Capital Requirements

We have incurred substantial losses and maintain a shareholders’ deficit, and we expect to continue incurring losses and negative cash flows for the foreseeable future.

We have recorded recurring net losses and used cash in operating activities, and we carry a significant shareholders’ deficit, which together raise substantial doubt about our ability to continue as a going concern absent additional financing or successful execution of our plans. For the fiscal year ended July 31, 2024, we incurred a net loss of $2,156,665 and used $1,775,764 of cash in operating activities. As of July 31, 2024 and January 31, 2025, our balance sheets reflected total shareholders’ deficits of approximately US$(5.06) million and US$(5.11) million, respectively. Our materials also indicate a going-concern uncertainty due to continued losses, capital deficiency and delays in the launch of our Hydro Silver Titanium® (HST) Sheet therapeutic mask, following non-approval by Japan’s PMDA in March 2024. Even if we obtain additional funding, we expect to continue incurring significant expenses associated with product development, regulatory engagement and operating needs, and we may never achieve or sustain profitability. Our ability to reduce losses and move toward profitability depends on factors outside our control, including regulatory timing, market acceptance and macroeconomic conditions. If we are unable to achieve sufficient revenues or secure adequate financing on acceptable terms, we may be forced to delay, scale back or discontinue projects, which could materially harm our business, financial condition and prospects.

We will require substantial additional capital to execute our strategy; if capital is unavailable or too costly, our growth and product plans could be delayed or halted.

Our liquidity profile shows modest cash, ongoing operating cash outflows and meaningful debt service obligations, all of which will require access to additional capital to fund operations and strategic initiatives. As of July 31, 2024 and January 31, 2025, we had cash and cash equivalents of $88,245 and $257,122, respectively, and we used $1,775,764 and $487,173 of cash in operating activities during those periods. We have historically financed our needs through equity issuances and bank borrowings, and we may continue to rely on external capital to fund R&D, regulatory processes, working capital and potential scale-up. A third-party financial support agreement entered on August 1, 2025 (up to JPY 500 million through July 31, 2027) provides additional potential liquidity, but it does not eliminate our need for capital over the long term and reliance on third-party support carries execution and counterparty risks. If we cannot raise capital when needed and on acceptable terms, we could be forced to delay or curtail development and commercialization plans, reduce headcount or other costs, or pursue strategic alternatives, any of which could materially and adversely affect our business and financial condition.

Our significant indebtedness could adversely affect our financial condition and require a substantial portion of cash flows for debt service.

We carry a significant amount of bank borrowings with fixed interest rates and maturities extending through 2032. As of July 31, 2024 and January 31, 2025, total borrowings were approximately $5.91 million and $5.55 million, respectively, with weighted-average interest rates of ~0.74% and ~0.79% per annum. Servicing this debt will divert cash from operations and development activities; interest expense was $23,535 in year ended July 31, 2024 and $45,563 for the six months ended January 31, 2025. Debt covenants (if any), refinancing risks, changes in interest rates applicable to new debt, or adverse currency movements could further pressure liquidity and flexibility. If our operating results or access to capital worsen, we may be unable to refinance existing indebtedness or meet payment obligations, which could adversely impact our business and could result in default and other remedies by lenders.

A portion of our bank borrowings is guaranteed by a significant shareholder; changes to or loss of this guarantee could impair our financing arrangements and liquidity.

Certain borrowings from a significant shareholder are guaranteed by an individual significant shareholder. As of July 31, 2024 and January 31, 2025, $1,042,432 and $846,176, respectively, of such borrowings were supported by this guarantee. The continuation, terms and scope of any guarantee are subject to change at the discretion of the guarantor and the bank. If this guarantee is reduced or withdrawn, lenders could seek alternative security, change pricing or other terms, limit availability, or accelerate repayment, any of which could adversely affect our liquidity and financial condition.

Our current revenue base is modest and is not yet derived from regulated medical device sales, which heightens our dependence on external financing and successful regulatory outcomes.

Our recent revenues have come primarily from consumer hygiene products and licensing, and we have not yet recognized revenue from medical device or pharmaceutical product commercialization. As a result, our cash inflows remain limited relative to operating and development needs. Until we obtain regulatory clearance for the HST Sheet therapeutic mask and can scale commercialization, we expect to depend on external sources of capital and on ancillary revenue streams that may be volatile or insufficient to fund operations. Importantly, the PMDA did not approve the HST Sheet medical device application in March 2024, extending our time to potential market entry and increasing our financing requirements. If we do not convert our pipeline into approved and commercially accepted products on the timelines we anticipate (if at all), our ability to achieve sustainable revenues and reduce our reliance on outside financing will be materially constrained.

Our gross margins are subject to pressure from product mix and inventory risks, including write-downs, which could negatively affect results and capital needs.

Our merchandise consists mainly of hygiene masks and other hygiene products, and we recorded inventory write-downs of $96,988 in year ended July 31, 2024 and $46,863 during the six months ended January 31, 2025, reflecting risks such as excess and slow-moving items or carrying values exceeding net realizable value. If we misestimate demand, experience supply chain disruptions, or adjust product specifications, additional write-downs may be required, which would depress margins and operating results and increase cash needs. Margin performance may also be influenced by the relative mix between consumer hygiene products and any future regulated medical offerings, as well as promotions, logistics costs and FX impacts. Extended periods of margin compression could reduce internally generated cash and heighten our dependence on new financing.

We are exposed to foreign currency and macroeconomic risks because our operations and financing are concentrated in Japan.

Our functional currency is JPY, while we report in U.S. dollars. As a result, changes in US$/JPY exchange rates affect the translation of our financial statements and can materially impact reported revenues, expenses and equity. In year ended July 2024, the effect of exchange rate changes reduced cash and cash equivalents by $77,721, illustrating the sensitivity of our reported results to FX volatility. Because substantially all of our cash is held with financial institutions in Japan and our borrowings are primarily from Japanese lenders, broader macroeconomic conditions in Japan (including interest rate policy and financial sector dynamics) could also influence our liquidity, borrowing costs and counterparties’ behavior. If adverse FX movements or macroeconomic conditions persist, our reported results and access to capital could be negatively affected.

Our lease obligations and potential future facility needs will require ongoing cash outlays and could increase if we must renew on less favorable terms.

We maintain office leases that give rise to right-of-use assets and lease liabilities. As of July 31, 2024 and January 31, 2025, total lease liabilities were $141,722 and $108,546, respectively, with recognized lease expenses during the year ended July 31, 2024 and the six months ended January 31, 2025 of $195,537 and $33,297.

Future minimum payments are scheduled through the year ended July 31, 2027, and renewals may occur at higher rates. If we need additional space to support development, manufacturing support or commercialization activities, we may incur incremental lease commitments or capital expenditures. Any increase in occupancy costs would reduce available cash for other priorities and could exacerbate liquidity pressures.

Significant accounting judgments and estimates, including inventory valuation, impairment, and tax valuation allowance, could materially affect our reported results and introduce volatility.

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates affecting reported assets, liabilities, revenues and expenses. Our significant estimates include net realizable value of inventories, expected credit losses, useful lives of intangible assets and the valuation allowance for deferred tax assets. We recognized impairment of long-lived assets and inventory write-downs in the year ended July 31, 2024, and we maintain a full valuation allowance against deferred tax assets, resulting in no recognized income tax benefit for losses. Changes in assumptions or new information could require us to adjust estimates in future periods, potentially causing significant fluctuations in results and equity. Such volatility could affect investor perception, covenant headroom and access to financing.

Our ability to fund operations is sensitive to the timing and outcome of key development milestones for our Hydro Silver Titanium® Sheet therapeutic mask.

The PMDA did not approve our medical device application in March 2024, and the next clinical trial is scheduled for March 2026. Until we obtain regulatory clearance and can commercialize, we expect our cash needs to persist or grow, especially as we continue consultations, clinical validation and any additional studies requested by the PMDA. If timelines extend or results are inconclusive, we will likely require additional financing beyond current resources. Conversely, accelerated success could require rapid investment in manufacturing support, supply chain and market preparation, each with its own capital needs. Either scenario could materially change our near-term and medium-term capital requirements.

Our working capital is constrained and subject to fluctuation; increases in inventory or receivable levels, or decreases in customer advances, could intensify our near-term funding needs.

Our working capital is affected by the timing of collections, inventory purchases and any contract liabilities. As of July 31, 2024 and January 31, 2025, accounts receivable balances were modest and fully collected subsequently, but inventories remained a significant working capital component (US $662,060 and US $412,045, respectively). A reduction in contract liabilities in the year ended July 31, 2024 also impacted operating cash flows. If inventory turns slow, sell-through is lower than expected, or if we extend credit to customers, working capital could tighten further. Any of these dynamics could increase our reliance on external financing or force operating adjustments to preserve liquidity.

We maintain a full valuation allowance against our deferred tax assets; even if we achieve profitability, we may not realize tax benefits for an extended period.

As of July 31, 2024, we recorded gross deferred tax assets of approximately US $3.08 million, primarily related to net operating loss carryforwards and inventory write-downs, fully offset by a valuation allowance, yielding no recognized tax benefit. Because recognition requires sufficient evidence of future taxable income, we may continue to record a full valuation allowance. As a result, even if we achieve profitability, our effective tax rate could remain elevated until we conclude realization is more likely than not. Maintaining a full valuation allowance can also increase reported period-to-period volatility; if circumstances change, we may be required to record material tax expense or benefit in a future period. The absence of recognized tax assets reduces total equity and may affect perceptions of our long-term financial health.

As we become subject to U.S. public company requirements upon the business combination, we will incur additional costs and face risks related to internal controls and financial reporting.

We will be required to design, implement and maintain effective disclosure controls and procedures and internal control over financial reporting. Establishing and maintaining these controls will require additional personnel and systems and will increase our costs. If we are unable to timely implement and maintain effective controls, we could fail to meet reporting obligations or prevent material misstatements. Any such failures could adversely affect our reputation and the market value of our securities. Remediation of control gaps can be costly and divert management attention.

Risks Related to DRC’s Product Development

Our regulatory path for the Hydro Silver Titanium® (HST) Sheet therapeutic mask remains uncertain; prior PMDA-authorized trials did not establish efficacy, and the scheduled March 2026 study may require further changes or additional studies.

Three PMDA-authorized trials confirmed safety but did not demonstrate statistically significant efficacy, including a study in which a placebo effect during screening masked treatment differences. PMDA has indicated a further clinical trial is scheduled for March 2026, but there is no assurance that this study will be sufficient for certification. Ongoing consultations continue, and formal guidance has not yet been issued, which increases the risk of protocol changes, supplemental analyses, or additional data requests. If endpoints, inclusion criteria, or conduct standards evolve, timelines and costs could increase, and even a well-run study may not meet the threshold for approval.

Results from biological safety and toxicokinetic testing, including observed moderate cytotoxicity and blood migration, may prompt additional investigation or labeling limitations.

Standardized biocompatibility testing showed moderate cytotoxicity while sensitization and intradermal reactivity were negative. Toxicokinetics work reported blood migration observed, suggesting the need for careful interpretation of systemic exposure, notwithstanding narrative statements that systemic exposure is minimal. Regulators may require targeted follow-up testing or risk-mitigating labeling to reconcile these findings. Depending on outcomes, product claims, indications, or usage parameters could be constrained, which would influence the overall clinical and market value proposition.

Clinical-trial design and execution risks, including placebo effects, baseline scoring, selection criteria and equipment standardization, could confound outcomes and delay approval.

A prior study noted that wearing a placebo mask during screening improved symptoms, reducing inclusion scores and complicating signal detection. To address this, DRC adjusted selection thresholds (e.g., 4TNSS ≥ 7 and nasal congestion ≥ 2) and harmonized device color to reduce psychological effects, but these mitigations may not eliminate confounding in future studies. If baseline establishment, randomization windows, or site-to-site variability again blunt the observed effect size, PMDA may require larger samples, longer treatment periods, or alternative endpoints, extending timelines and resource needs.

We depend on iterative consultations with the PMDA; lack of formal guidance and evolving expectations may alter our development plan and timing.

DRC is actively consulting with PMDA on manufacturing and non-clinical topics but reports no formal guidance yet. Absent written guidance, study designs, comparators, and analytical plans may shift in response to interim feedback. If consultations lead to new requirements (e.g., additional biocompatibility, human-factors work, or specific subgroup analyses), we may need to modify protocols or conduct new studies. Such changes could increase costs, defer milestones, and delay the potential conversion of the HST mask into a certified medical device.

Our AI-enabled IVD kits combine a test tape with a smartphone app and will require device certification; classification, validation requirements and software performance introduce development risk.

The kits integrate ELISA-based chemistry with AI-powered image recognition in a mobile app to deliver results within minutes and without centralized labs or trained technicians. DRC plans to initiate PMDA certification and begin clinical trials in 2025, targeting approval by 2026 and a spring 2027 launch in Japan. Achieving and maintaining algorithmic performance across phone models, lighting conditions, and user technique will be essential; if prospective validation diverges from bench or pilot data, authorities may require re-calibration, additional studies, or narrower indications, delaying timelines.

The multi-pathogen scope of the IVD program increases the volume and complexity of analytical and clinical validation required for clearance.

The platform targets droplet-, contact-, airborne-, and vector-borne diseases (e.g., COVID-19, influenza, RSV; norovirus; tuberculosis; malaria/dengue). While DRC highlights rapid results and dramatic cost- and time-reductions relative to PCR, each pathogen or allergen panel requires sufficient validation to support device claims, and multiplex claims may require additional bridging or interference testing. If any target fails to meet performance thresholds, labeling could be limited to narrower panels or specific use settings, affecting the planned breadth of launch.

Our development roadmap for the IVD kits is ambitious and may slip due to regulatory feedback, enrollment, or software-hardware integration challenges.

DRC’s stated goal is trials in 2025, approval by 2026, and commercial launch in spring 2027. Dependencies include timely patient/subject access, availability of target pathogens during study windows, and alignment of the app, cassette, and imaging workflow. If enrollment lags, seasonal disease prevalence shifts, or app updates require additional verification, these milestones could move. Any deferral would push out downstream manufacturing scale-up and market preparation activities.

We rely on third parties for core inputs to development, including academic inventors, a commissioned app developer and a broad collaboration network, which introduces dependency and coordination risk.

Key test-tape technology was co-developed with RIKEN and is under a joint patent application; under the parties’ IP agreement, RIKEN retains only non-commercial rights and DRC holds sole commercialization rights. DRC commissioned StaGen to develop the smartphone app and states that copyrights belong to DRC. DRC also emphasizes collaboration with 40+ institutions to access facilities and clinical networks. If any counterparty underperforms, reprioritizes, or faces resource constraints, we could experience data gaps, slower iterations, or delays in submissions.

Product classification, use-time category, and biocompatibility positioning may affect the evidentiary burden for the HST mask.

The HST mask is described as a short-term-use device intended for contact with nasal and oral regions, with biological safety evaluations aligned to PMDA 2020 guidance and OECD TG417. Should classification or intended-use parameters change during review, the required clinical, bench, or human-factors evidence could increase. If authorities request additional endpoints (e.g., specific symptom domains) or longer exposure periods, we may need to run extended studies or new cohorts, lengthening development.

Real-world usability and human-factors considerations, particularly for self-administered or app-assisted workflows, could affect observed performance and require iteration.

The IVD design emphasizes self-administered testing with smartphone-based AI image analysis, aiming to eliminate lab infrastructure and trained technicians. In practice, variability in sample collection, timing, lighting, and phone handling can influence read-outs, potentially reducing sensitivity/specificity relative to controlled settings. If prospective human-factors or summative usability assessments identify misuse patterns, we may need revisions to instructions, UI/UX, or device design. Such changes can require additional verification/validation before regulatory acceptance, impacting schedule.

Pending patent prosecution outcomes and the scope of granted claims may influence development choices and prioritization of indications.

The joint patent application (Dec 12, 2022) underlying the IVD test tape remains under review at the Japan Patent Office. While DRC holds sole commercialization rights under its agreement with RIKEN, the breadth of any ultimately granted claims and the timing of grant, could affect follow-on development, indication sequencing, and investments in complementary features. Narrow claims or extended prosecution could steer development toward differentiators outside the pending claims (e.g., software analytics), which may require added validation.

Pursuing multiple programs in parallel (HST mask, AI IVD platform, and an ATP-enhancing drug therapy) may stretch resources and complicate sequencing of critical development milestones.

DRC identifies three core development areas, therapeutic medical devices (including the HST mask), AI-powered IVD kits, and an ATP-enhancing drug for treatment of Parkinson’s Disease currently in Phase 1b in Japan, supported by collaborations and clinical-validation activities. Running overlapping programs can increase scheduling conflicts for study personnel, lab capacity, and partner attention. If one program requires unplanned work (e.g., a protocol amendment or re-verification), it may divert resources from others, affecting the pace and predictability of the overall development timeline.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

There is a risk of failure for every drug candidate. Clinical testing is expensive, difficult to design and implement and can take many years to complete, so its outcome is inherently uncertain. It is difficult to predict when or if any of DRC’s drug candidate for the treatment of Parkinson’s Disease will prove effective and safe in humans or will receive regulatory approval, and failure can occur at any time during the preclinical and clinical development process. Before obtaining regulatory approval from regulatory authorities for the commercialization of any drug candidate, DRC’s drug candidate for the treatment of Parkinson’s Disease must complete preclinical studies and then be subjected to extensive clinical trials to demonstrate the safety and efficacy of DRC’s drug candidate for the treatment of Parkinson’s Diseases in humans.

The results of preclinical studies and clinical trials of DRC’s drug candidate for the treatment of Parkinson’s Disease may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through preclinical studies and initial to advanced clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. In some instances, there can be significant variability in safety and/or efficacy results among different studies of the same drug candidate due to numerous factors, including, but not limited to, differences in individual patient conditions, including genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their drug candidates.

In the case of any studies DRC conducts, results may differ from earlier studies due to the larger number of clinical trial sites, foreign subjects and different languages involved in such studies. Clinical practices vary globally, and there is a lack of harmonization among the guidance provided by various regulatory bodies of different regions and countries with respect to the data that is required to receive marketing approval, which makes designing global studies increasingly complex. Differing regulatory approval requirements in different countries could make it more difficult for DRC to conduct unified global studies, which can lead to increased development costs and marketing delays or non-viability of DRC’s clinical trials. In addition, regulatory authorities may determine that clinical trial results obtained in foreign subjects do not adequately represent the results that would be obtained in local patients and are thus not supportive of relevant approvals.

In particular, if DRC experiences delays in the start or completion of, or termination of, any clinical trial of its drug candidate, ATP-enhancing drug, the commercial prospects of ATP-enhancing drug may be harmed, and DRC’s ability to generate product revenues from it will be delayed. In addition, any delays in completing DRC’s clinical trials will increase its costs, slow down the development and approval process for its drug candidate, and jeopardize its ability to commence drug product sales and generate revenues from it. Any of these occurrences may harm DRC’s business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of DRC’s drug candidate for the treatment of Parkinson’s Disease.

Changes in DRC’s drug candidate for the treatment of Parkinson’s Disease’s manufacturing or formulation may result in additional costs or delay.

Although DRC’s drug candidate for the treatment of Parkinson’s Disease, the ATP-enhancing drug, is based on a combination of febuxostat and inosine, two approved drugs with established safety profiles, which is expected to reduce time and cost of development and production and regulatory risk, as compared to the creation of a novel compound, it is common that various aspects of the development program, such as raw materials testing and release, manufacturing methods and formulation, are altered in an effort to optimize processes, which may not pass regulatory inspections. If DRC engages in the scale-up of manufacturing, DRC may encounter unexpected issues relating to the manufacturing process or the quality, purity and stability of the product, and DRC may be required to refine or alter its manufacturing processes to address these issues. Such changes may not achieve these intended objectives. Any of these changes could cause DRC’s product candidates to perform differently and affect the results of preclinical studies and clinical trials. Such changes may also require additional testing, notification or approval by relevant regulatory authorities. This could delay completion of preclinical studies and clinical trials; require DRC to conduct bridging clinical trials or studies, or to repeat one or more clinical trials; increase study or clinical trial costs; or delay approval of our product candidates and jeopardize DRC’s ability to commence product sales and generate revenue from the drug candidate.

DRC has not yet obtained marketing approval for the drug candidate and DRC may be unable to obtain, or may be delayed in obtaining, marketing approval for its drug candidate.

DRC has not yet obtained marketing approval for its drug candidate, ATP-enhancing drug. It is possible that the regulatory authorities may refuse to accept for review any NDAs that DRC submit for its drug candidate. It is also possible that the regulatory authorities may conclude, after review of DRC’s data, that DRC’s application for ATP-enhancing drug is insufficient or the data fails to achieve clinical endpoints to statistical significance when compared with placebo, and thus may delay the issuance of marketing approval of ATP-enhancing drug. If the regulatory authority does not accept or approve DRC’s NDAs for its drug candidate, it may require that DRC conducts additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before it will reconsider DRC’s applications. Depending on the extent of these or any other required trials or studies, approval of any NDA or application that DRC submits may be delayed or may require DRC to expend more resources than DRC has expected. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the regulatory authorities to approve DRC’s NDAs. Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing DRC’s drug candidate for the treatment of Parkinson’s Diseases, generating revenues from it and achieving and sustaining profitability.

Obtaining and maintaining regulatory approval of DRC’s drug candidate for the treatment of Parkinson’s Disease in one jurisdiction does not mean that DRC will be successful in obtaining or maintaining regulatory approval of its drug candidate in other jurisdictions.

Obtaining and maintaining regulatory approval of DRC’s drug candidate for the treatment of Parkinson’s Disease in one jurisdiction does not guarantee that DRC will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the U.S. FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in Japan, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions.

DRC may also submit marketing applications in other countries in additional to Japan. Regulatory authorities have requirements for approval of drug candidates with which DRC must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for DRC and could delay or prevent the introduction of its drug product in certain countries. If DRC fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its drug candidate will be harmed.

Risks Related to DRC’s Business and Operations

Our multi-channel distribution strategy depends on e-commerce platforms, brick-and-mortar retail partners and institutional buyers; loss or under-performance of any channel could materially affect adoption and revenue trajectories.

DRC currently distributes HST-based consumer products through major e-commerce portals (including Amazon Japan and others) and a broad group of pharmacies and retailers in Japan (e.g., AEON, Welcia, Matsumoto Kiyoshi, Tsuruha, Bic Camera, Loft, Tokyu Hands, Yodobashi Camera, Ito-Yokado, York-Benimaru, Life Corporation, Summit, Seijo Ishii, Daikoku Drug and Sugi Pharmacy), and also sells to institutional clients such as hospitals, schools and corporations via dedicated teams. Our plan contemplates that sales channels for regulated medical offerings (e.g., the HST therapeutic mask and IVD kits) will be finalized during and after certification and may vary by product classification, which adds uncertainty to go-to-market planning. If platform policies change, retail partners modify shelf or category terms, or institutional procurement cycles are longer than expected, sell-through may slow and promotional costs may rise. Further, because channels serve distinct customer segments, weakness in one may not be offset by strength in another, which could adversely affect operating results and our ability to scale.

We rely on third-party logistics providers and a hub-and-spoke distribution footprint; disruptions in warehousing, cross-border fulfillment or carrier capacity could impair product availability and brand momentum.

Domestic fulfillment is centered on a third-party-operated warehouse in Saitama that feeds wholesalers and consumers (including through Amazon FBA). International plans contemplate regional hubs in Hong Kong and Bangkok and an Amsterdam-based partner for cross-border e-commerce into Europe. While this network is designed for scalability, it depends on the performance and continuity of multiple external providers, each exposed to labor shortages, weather events, customs backlogs and geopolitical factors. A localized outage or import delay can cascade into stockouts, higher expedite costs and lost retail facings. Because we emphasize reliable availability to support brand positioning and clinical adoption, prolonged logistics variability could erode customer confidence and slow expansion.

Our supply chain incorporates licensed technology and contract manufacturing; changes in license terms, access to key inputs or manufacturer performance could disrupt operations and weaken differentiation.

To produce the Hydro Silver Titanium® Sheet used in mask products, we entered a non-exclusive license with Shinshu Ceramics covering its patent that provides sterilization/antibacterial functions and the sheet’s production method; our own Japanese patent builds upon that foundation by adding targeted allergen-adsorption (hydroxyapatite) functionality. Because the license is non-exclusive and the process uses Shinshu’s IP, continued access to this capability and consistent contractor performance are important to continuity of supply and product quality. In parallel, while the HST chemical composition itself is not patented, we rely on proprietary know-how and the scope of our granted patents to sustain differentiation. If a key supplier reprioritizes capacity, modifies commercial terms, or experiences quality issues, or if competitors obtain similar licensed access, our operations, timelines and competitive positioning could be adversely affected.

Our data-enabled IVD consumer offering contemplates a subscription model for the DRC App and analysis of user data; failure to manage privacy, security and consent at scale could limit features or market access.

For consumer use, DRC plans to package (or separately license) the DRC App on a periodic-fee basis, enabling recurring revenue and closer user engagement “upon analysis of customer data,” subject to compliance with applicable data-protection laws. Executing this model requires robust governance over collection, storage, transmission and use of sensitive health-adjacent data across devices and jurisdictions. If data-protection expectations tighten, app features may require redesign, and some data-driven services could be deferred or restricted, reducing utility and monetization. Any perceived shortfall in privacy or security could also damage trust and discourage uptake in both consumer and institutional settings.

Our commercialization plans emphasize clinical engagement and relationships across Japan’s tiered healthcare system; if outreach to providers and clinics underperforms, planned adoption may not materialize.

DRC’s strategy for therapeutic masks and IVDs includes targeted engagement with allergy/immunology specialists and institutions, leveraging a network of over 80,000 clinics in Japan as an important distribution and promotion channel. Sustained access to physicians, conference forums and provider education will be required to establish appropriate clinical use and positioning. If provider uptake lags, formulary or institutional pathways prove more complex than anticipated, or if competing solutions crowd limited attention, demand may be slower to develop. Because our broader market entry envisions a first-step focus on Japan followed by international expansion, early clinic-channel traction is particularly important.

We depend on external collaborators and commissioned development for core elements of our offering; misalignment on timing, IP or resourcing could impede execution and support.

The IVD test-tape technology was co-developed with a RIKEN-affiliated inventor and is under a joint patent application, with DRC holding sole commercialization rights under the parties’ agreement; in addition, DRC commissioned StaGen to develop the DRC App and retains the app’s copyrights. DRC also highlights a broad collaboration network with academic and institutional partners to support innovation. While these relationships expand capabilities, they add coordination points for planning, validation and updates. If a counterparty’s priorities shift, or if contract or IP terms constrain changes we need for scale-up, releases and support windows could slip, which would affect product roadmaps and downstream operations (including field support and customer onboarding).

Our brand-building approach leverages media exposure, celebrity endorsements and academic/government affiliations; changes in these relationships or messaging could affect reputation and demand.

DRC seeks to enhance consumer trust and institutional credibility through widespread media coverage and celebrity endorsements, together with academic/government affiliations and innovation-led positioning. Endorsements and publicity can amplify awareness, but they also introduce dependency on third-party voices and cycles, and they may be sensitive to broader sentiment. If endorsements end, media tone shifts, or affiliations are perceived as less salient, top-of-funnel demand may decline and additional marketing spend may be required. Because our strategy bridges consumer and clinical markets, consistency of brand signals across both audiences is important; reputational variability in either channel could have cross-over effects on the other.

Risks Related to DRC’s Intellectual Property

Our reliance on a non-exclusive license for core HST sheet know-how and manufacturing methods may limit practical exclusivity and constrain enforcement options.

We produce the Hydro Silver Titanium® (HST) sheet used in our masks under a non-exclusive license from a third-party manufacturer that owns foundational antibacterial/sterilization process rights. Our own improvement rights build on that base to add allergen-adsorption functionality, but because the underlying license is non-exclusive, other market participants could obtain comparable access to similar base capabilities. If competitors use similar materials or processes without infringing our improvement claims, differentiation could narrow, and we may have limited ability to enjoin such activity. In addition, any re-negotiation, lapse, or dispute under this license could disrupt supply or require us to qualify alternative approaches under tight timelines, increasing cost and execution risk.

Because the chemical composition of HST is not patented, our protection depends on application-specific patents, trademarks and trade secrets that can be easier to design around.

Our edge in HST derives from know-how such as formulation parameters, concentration ranges, and integration methods (e.g., how the treatment is fixed to fibers), rather than composition-of-matter coverage. While our patents and know-how protect important implementations, competitors may pursue alternative carriers, matrices or deposition techniques to achieve similar outcomes without practicing our claims. Policing subtle technical variations across jurisdictions is resource-intensive and uncertain, and an increase in look-alike products could pressure pricing and weaken brand distinctiveness, particularly in consumer channels where visual similarity may drive substitution.

Our joint patent application for the IVD test-tape technology remains under examination; timing and ultimate claim scope are uncertain, and our research partner retains non-commercial rights.

The immunoassay test-tape was co-developed with a national research institute, and a joint application is pending. Under our IP agreement, the institute keeps non-commercial (research) rights, while we hold sole commercialization rights. Examination outcomes may narrow claims or require amendments; if allowed claims are narrower than expected, competitors could more easily design around our coverage. Any delay in allowance may also compress the window of exclusivity relative to planned launch timing, requiring greater reliance on trade secrets and branding to sustain differentiation.

Our rights in the DRC App arise from commissioned development; although we own the copyright, software/AI protection can be difficult to enforce and may require costly redesigns.

We engaged a third party to build the smartphone application and retained ownership of its copyrights. However, asserting exclusive rights over algorithmic methods, model behavior, and UI/UX conventions can be challenging in many jurisdictions. Even without a formal claim, perceived overlap with third-party methods (e.g., image capture, calibration, or classification steps) may prompt us to refactor features or seek licenses, increasing cost and extending release timelines. If we must implement design-arounds, additional validation, user training and documentation will be required prior to broad deployment.

International filing, maintenance and enforcement of patents and trademarks are costly and uncertain; differences among offices and courts may limit protection and remedies.

We maintain a sizable portfolio of patents, utility models and trademarks in Japan and abroad, and we pursue additional protection through regional and international systems. Maintaining this portfolio requires timely fee payments, renewals, and compliance with procedural rules; lapses or missed deadlines can permanently narrow rights. Enforcement outcomes vary widely by country, and administrative challenges (opposition, invalidation) can arise even after grant. Budget constraints may require us to prioritize certain markets or marks, leaving others with thinner protection and giving local competitors more freedom to operate.

Our trademark strategy underpins brand value; failure to maintain, police and prevent genericide could weaken exclusive rights and allow confusing marketplace uses.

We rely on the Hydro Silver Titanium® family of marks and related house marks across classes tied to medical devices, textiles and hygiene products in Japan and key foreign markets. To retain strong protection, we must show use, prosecute oppositions, and act against confusingly similar marks. If public or reseller usage drifts toward descriptive or generic use, or if coexistence arrangements narrow our rights, our ability to block imitators can erode. In consumer channels, brand confusion can quickly dilute goodwill and increase the marketing spend needed to maintain shelf presence and online discoverability.

Collaboration and co-ownership structures may complicate licensing, prosecution and enforcement, slowing decisions or reducing leverage in disputes.

Several assets in our portfolio reflect collaboration histories or contemplated sharing of ownership. Co-ownership arrangements can require mutual consent for licensing or enforcement, and partners may have different risk appetites or commercial priorities. Misalignment over claim scope, prosecution strategy or settlement posture can delay actions we deem necessary to protect markets or close transactions, and counterparties may negotiate for rights (e.g., publication, sublicensing) that narrow our freedom of action in future deals.

Our letter of intent to obtain joint ownership of ATP-enhancer patents may not be consummated on expected terms or timeline, reducing anticipated pipeline leverage.

We have a letter of intent with a development partner addressing future transfer or joint ownership of a family of ATP-enhancer patents across multiple jurisdictions. If definitive agreements are delayed or conditioned in ways that limit our control, our ability to integrate, defend, or license this platform may be reduced. Any encumbrances or prior licenses on those assets could further complicate consolidation, diligence and future monetization, particularly if we plan to incorporate this IP into adjacent product categories or collaborations.

Patent terms expire over time; failure to maintain, renew or extend coverage could open the door to copycats sooner than planned.

Our rights include patents and utility models with terms extending into future years, subject to maintenance fees and compliance. If we miss payments, elect not to maintain lower-priority assets, or cannot secure any available extensions where applicable, claim coverage could fall away before later-stage products fully commercialize. Competitors monitor public registers and may accelerate entry the moment protection lapses, leveraging our investment in clinical evidence and market development.

We depend on trade secrets and confidential know-how (including HST processing and integration); leaks or reverse-engineering could materially erode our advantage.

Key aspects of our process, such as how HST is deposited, fixed and quality-checked on fabric, are protected by confidentiality, supplier controls and internal access limits. But trade secrets can be difficult to safeguard across suppliers, contract manufacturers and research collaborators, and some elements of consumer products can be tested or deconstructed. If sensitive process details become public or are independently developed elsewhere, we may be unable to prevent competitors from implementing comparable performance, diminishing our ability to command premium positioning. Policing misuse or pursuing misappropriation claims is expensive and outcomes vary by jurisdiction.

Third parties may assert infringement or misappropriation relating to diagnostic assays, image analysis or mobile readout workflows; responding could require licenses, redesigns, or delay.

Our IVD platform integrates immunoassay formats with AI-enabled image recognition in a mobile app. Even if our pending claims are allowed, other parties may allege overlap with their assay geometries, calibration routines, or device-camera processing pipelines. Defending these matters can be costly and distract management; adverse outcomes may require royalty payments, feature removals or revalidation of modified workflows before clinical use. In some cases, interim relief could restrict distribution pending resolution, affecting launch timing and revenue visibility.

Evolving patent and disclosure policies and differences in legal standards may reduce the scope or effectiveness of IP and trade-secret protection.

Patentability, subject-matter eligibility and enforcement standards continue to evolve across major markets. Separately, transparency initiatives at regulators and courts may result in greater public disclosure of information that companies view as confidential, complicating reliance on trade-secret protection. As a result, even well-crafted portfolios can be narrowed post-grant, and sensitive technical details may become more accessible through legal processes. Such changes could reduce barriers to entry, increase litigation risk and require higher ongoing investment to maintain effective protection.

Risks Related to Domestication and the Business Combination

The ability of Ribbon Shareholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow Ribbon to complete the Business Combination or optimize its capital structure.

If a larger number of shares are submitted for redemption than Ribbon currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in Ribbon’s Current Charter is not approved, Ribbon may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to Ribbon or DRC on acceptable terms or at all.

Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Ribbon may experience additional redemptions prior to and in connection with consummation, if any, of the proposed Business Combination, which will further reduce the funds otherwise deliverable from the Trust Account to Pubco in connection with the Closing, which may negatively impact Pubco’s business plans, perhaps significantly, or the time period in which such plans can be carried out, if at all. Additional Ribbon shares may be redeemed in connection with the consummation of the proposed Business Combination, if any, and in the event that Ribbon seeks additional approvals from its shareholders to extend the time period Ribbon has to complete an initial business combination. Additional redemptions by Public Shareholders will further deplete the funds available to be delivered to Pubco from the Trust Account at the Closing, which will increase the risk that Pubco may not have sufficient capital to execute its business plans. If there is insufficient capital available from the Trust Account to fund Pubco’s business plans, Pubco may be forced to consider other capital or financing sources to fund its business plans and operations, which may not be available to Pubco on favorable terms, if at all.

You may be unable to ascertain the merits or risks of DRC’s operations.

If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although Ribbon’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with DRC, Ribbon cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Ribbon’s control. Ribbon also cannot assure you that an investment in Ribbon’s securities will not ultimately prove to be less favorable to investors in Ribbon than a direct investment, if an opportunity were available, in Pubco. In addition, if Ribbon Shareholders do not believe that the prospects for the Business Combination are promising, a greater number of shareholders may exercise their redemption rights, which may make it difficult for Ribbon to consummate the Business Combination.

There is no assurance that Ribbon’s diligence will reveal all material risks that may be present with regard to DRC. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Ribbon cannot assure you that the due diligence Ribbon has conducted on DRC will reveal all material issues that may be present with regard to DRC, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Ribbon’s control will not later arise. DRC is aware that Ribbon must complete an initial business combination before its expiration. Consequently, DRC may have obtained leverage over Ribbon, knowing that if Ribbon does not complete the Business Combination, Ribbon may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline. In addition, Ribbon has had limited time to conduct due diligence. DRC is a privately held company that expects to offer products and services that have not yet been fully developed or been commercialized and Ribbon therefore has made its decision to pursue a business combination with DRC on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses.

Even if Ribbon’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Pubco’s liquidity, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about Pubco or Pubco’s securities. In addition, charges of this nature may cause Pubco to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by DRC or by virtue of it obtaining debt financing following the Closing. Accordingly, any shareholders of Ribbon who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Ribbon’s officers or directors of a duty of care or other fiduciary duty owed by them to Ribbon, or if they are able to successfully bring a private claim under securities laws that the Registration Statement of which this proxy statement/prospectus forms a part contained an actionable material misstatement or material omission.

There are risks to Ribbon Shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of DRC directly in an underwritten public offering, including no independent due diligence review by a traditional underwriter.

There is no independent third-party investment bank taking on the economic risk typically borne by an underwriter in a traditional initial public offering (a “traditional underwriter”) in connection with the Business Combination. Because there is no traditional underwriter involved in the Business Combination or the issuance of Ribbon’s securities in connection therewith, investors may not receive the benefit of the same outside independent review of Ribbon’s and DRC’s respective finances and operations as would investors in an initial public offering, and it is possible that defects in DRC’s business or other problems that would have been discovered if DRC conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Pubco Common Stock. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review by a traditional underwriter will be conducted in connection with the Business Combination, Ribbon Shareholders may not have the benefit of the same independent review and investigation normally performed by a traditional underwriter in a public securities offering.

Unlike an underwritten initial public offering, the initial trading of Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on the Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco’s securities during the period immediately following the listing.

Ribbon is dependent upon its executive officers and directors and their departure could adversely affect Ribbon ability to operate and to consummate the initial business combination. Additionally, Ribbon’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Ribbon’s ability to complete the initial business combination.

Ribbon’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Ribbon believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. The unexpected loss of the services of one or more of Ribbon’s directors or executive officers could have a detrimental effect on Ribbon and the ability to consummate the Business Combination. In addition, Ribbon’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Ribbon’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Ribbon’s directors also serve as officers and board members for other entities. If Ribbon’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Ribbon’s affairs which may have a negative impact on Ribbon’s ability to consummate the Business Combination.

Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of Pubco Board and key personnel. Ribbon cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.

Because Ribbon’s Insiders will lose their entire investment in Ribbon if the Business Combination or an alternative business combination is not completed, and because Ribbon’s Insiders will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether DRC was appropriate for Ribbon’s initial business combination.

Ribbon’s Insiders currently own various interests in Ribbon, which may be worthless if Ribbon does not complete a business combination. The personal and financial interests of Ribbon’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Ribbon’s initial business combination, its Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Ribbon’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Ribbon’s behalf. However, Ribbon’s Sponsor, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of Ribbon’s Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination.

Some of Ribbon’s and DRC’s officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of Ribbon and DRC participate in arrangements that provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of Pubco, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of Pubco. If the Business Combination is not consummated and Ribbon is forced to wind up, dissolve and liquidate in accordance with the Current Charter, the Founder Shares currently held by Ribbon Insiders, which were initially acquired prior to the IPO, will be worthless (as the holders have waived liquidation rights with respect to such shares). Accordingly, the Sponsor and Ribbon’s current executive officers and directors, have interests that may be different from, or in addition to, your interests as a shareholder. These interests, among others, may influence the officers and directors of Ribbon and DRC to support or approve the Business Combination.

Ribbon Shareholders and DRC stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Ribbon Shareholders and DRC stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

Risks Related to Ownership of Pubco Common Stock

An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

The price of Pubco’s securities may vary significantly due to factors specific to Pubco as well as to general market or economic conditions. Furthermore, an active trading market for Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

There can be no assurance that the Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on the Nasdaq following the Closing, or that Pubco will be able to comply with the continued listing rules of the Nasdaq.

In connection with the Business Combination and as a condition to DRC’s obligations to complete the Business Combination, Pubco will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which generally require, among other criteria, a per share price of at least $4.00 and a market capitalization of at least $200,000,000. In addition to the listing requirements for Pubco’s common stock, the Nasdaq imposes listing standards on warrants. We cannot assure you that Pubco will be able to meet those initial listing requirements, in which case DRC will not be obligated to complete the Business Combination.

In order to continue the listing of its securities on the Nasdaq, Ribbon prior to the Business Combination, and Pubco following the consummation of the Business Combination, must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the Nasdaq, distribution levels. Generally, a listed company must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of its securities (currently 300 public holders). Even if Pubco’s common stock and warrants are approved for listing on the Nasdaq, Pubco may not meet the Nasdaq continued listing requirements following the Business Combination.

If the Nasdaq delists Pubco’s securities from trading on its exchange and Pubco is not able to list its securities on another national securities exchange, Pubco’s securities could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that Pubco’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Pubco’s securities may depend on, among other things, the number of Ordinary Shares that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”

Because the Ribbon Units, Ordinary Shares and Ribbon Rights are listed on the Nasdaq, the Ribbon Units, Ordinary Shares and Ribbon Rights qualify as covered securities under the statute. Although the states are preempted from regulating the sale of Ribbon’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Ribbon is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Ribbon was no longer listed on the Nasdaq, Ribbon’s securities would not qualify as covered securities under the statute and Ribbon would be subject to regulation in each state in which Ribbon offers its securities.

The market price of the Pubco Common Stock may decline as a result of the Business Combination.

The market price of the Pubco Common Stock may decline as a result of the Business Combination for a number of reasons including if:

•        investors react negatively to the prospects of Pubco’s business and the prospects of the Business Combination;

•        the effect of the Business Combination on Pubco’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Because there are no current plans to pay cash dividends on Pubco Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Common Stock at a price greater than what you paid for it.

Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on Pubco Common Stock will be at the sole discretion of the Pubco Board. The Pubco Board may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Pubco to its stockholders or by its subsidiaries to it and such other factors as the Pubco Board may deem relevant. As a result, you may not receive any return on an investment in the Pubco Common Stock unless you sell your Pubco Common Stock for a price greater than that which you paid for it.

Pubco may issue additional Pubco Common Stock or other equity securities without seeking approval of the Pubco stockholders, which would dilute your ownership interests and may depress the market price of the Pubco Common Stock.

Upon consummation of the Business Combination, Pubco may choose to seek third party financing to provide additional working capital for the Pubco business, in which event Pubco may issue additional equity securities. Following the consummation of the Business Combination, Pubco may also issue additional Pubco Common Stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional Pubco Common Stock or other equity securities of equal or senior rank would have the following effects:

•        Pubco’s existing stockholders’ proportionate ownership interest in Pubco will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding Pubco Common Share may be diminished; and

•        the market price of the Pubco Common Stock may decline.

If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding the Pubco Common Stock or if Pubco’s operating results do not meet their expectations, the Pubco Common Stock price and trading volume could decline.

The trading market for Pubco Common Stock will depend in part on the research and reports that securities or industry analysts publish about Pubco or its businesses. If no securities or industry analysts commence coverage of Pubco, the trading price for the Pubco Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish unfavorable research about its businesses, or if Pubco’s operating results do not meet analyst expectations, the trading price of Pubco Common Stock would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco regularly, demand for Pubco Common Stock could decrease, which might cause the Pubco Common Share price and trading volume to decline.

Pubco will issue Pubco Common Stock and other securities as consideration for the Business Combination, and Pubco may issue additional Pubco Common Stock or other equity or convertible debt securities without approval of the holders of Pubco Common Stock, which would dilute existing ownership interests and may depress the market price of Pubco Common Stock.

Pubco may continue to require capital investment to support its business, and Pubco may issue additional Pubco Common Stock or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of Pubco Common Stock in certain circumstances. Additionally, any Assumed Options, if issued and outstanding, may be exercised by holders thereof, may be converted into Pubco Common Stock after applying the merger consideration ratio determined in accordance with the Business Combination Agreement.

Furthermore, employees, directors and consultants of DRC are expected to be granted equity awards under the new Incentive Plan after the Business Combination. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Pubco Common Stock. See “Management of Pubco Following the Business Combination — Compensation of Directors and Executive Officers — Equity Incentive Plans.”

Pubco’s issuance of additional Pubco Common Stock or other equity or convertible debt securities would have the following effects: (i) proportionate ownership and voting power of Pubco Common Stock by and of existing investors in Ribbon relative to other Pubco investors may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; and (iii) the market price of Pubco Common Stock may decline.

There will be material differences between your current rights as a holder of Ribbon Shares and the rights one will have as a holder of Pubco Common Stock, some of which may adversely affect you.

Upon completion of the Business Combination, Ribbon Shareholders will no longer be shareholders of Ribbon but will be stockholders of Pubco. There will be material differences between the current rights of Ribbon Shareholders and the rights you will have as a holder of Pubco Common Stock, some of which may adversely affect you.

Future sales, or the perception of future sales, by Pubco or its Public Shareholders in the public market following the Business Combination could cause the market price for Pubco Common Stock to decline.

The sale of Pubco Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of Pubco Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Pubco to sell equity securities in the future at a time and at a price that it deems appropriate.

All shares currently held by Ribbon public shareholders and all of the shares issued in the Business Combination to existing DRC securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than Pubco’s “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including Pubco’s directors, executive officers and other affiliates.

In addition, the Pubco Common Stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 10% of the fully diluted outstanding Pubco Common Stock immediately following consummation of the Business Combination are expected to be reserved for future issuance under the Incentive Plan. Pubco is expected to file one or more registration statements on Form S-8 under the Securities Act to register Pubco Common Stock or securities convertible into or exchangeable for Pubco Common Stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, Pubco may also issue its securities in connection with investments or acquisitions. The amount of Pubco Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding Pubco Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to Pubco stockholders.

Ribbon currently is, and Pubco will be, an “emerging growth company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Ribbon is currently and, following the consummation of the Merger, Pubco will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Pubco may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Pubco stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by Pubco less attractive because Pubco will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of Pubco’s securities may be lower than they otherwise would be, there may be a less active trading market for Pubco’s securities and the trading prices of Pubco’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Ribbon has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which Pubco has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which Pubco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Pubco Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Pubco has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Risks Related to Redemption

Since our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of our common stock after or in connection with such initial business combination.

On August 16, 2022, the Inflation Reduction Act of 2022 became law in the United States, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., United States) corporations (and certain non-U.S. corporations treated as “surrogate foreign corporations”). The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, only limited guidance has been issued to date.

As an entity incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of our Class A ordinary shares (absent any regulations and other additional guidance that may be issued in the future with retroactive effect).

However, in connection with an initial business combination involving a company organized under the laws of the United States, it is possible that we domesticate and continue as a Delaware corporation prior to certain redemptions and, because our securities are trading on Nasdaq, it is possible that we will be subject to the excise tax with respect to any subsequent redemptions, including redemptions in connection with the initial business combination, that are treated as repurchases for this purpose (other than, pursuant to recently issued guidance from the Treasury Department, redemptions in complete liquidation of the company). In all cases, the extent of the excise tax that may be incurred will depend on a number of factors, including the fair market value of our stock redeemed, the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the Treasury Department that may be issued and applicable to the redemptions. Issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. The imposition of the excise tax as a result of redemptions in connection with the initial business combination could, however, reduce the amount of cash available to pay redemptions or reduce the cash contribution to the target business in connection with our initial business combination, which could cause the other stockholders of Pubco to economically bear the impact of such excise tax.

There is no guarantee that a Public Shareholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

We cannot assure you as to the price at which a Public Shareholder may be able to sell the Pubco Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the Pubco stock price, and may result in a lower value realized now than a Ribbon shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem such shareholder’s shares, such shareholder will bear the risk of ownership of Pubco Common Stock after the consummation of the Business Combination, and there can be no assurance that a Pubco stockholder can sell such stockholder’s Pubco Common Stock in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. A Ribbon Public Shareholder should consult such shareholder’s own tax or f advisors for assistance on how this may affect its individual situation.

If Ribbon Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Ribbon intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite Ribbon’s compliance with these rules, if a Ribbon shareholder fails to receive Ribbon’s proxy materials, such shareholder may not become aware of the opportunity to redeem its Public Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a Public Shareholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their redemption rights, Public Shareholders are required to deliver their Public Shares, either physically or electronically using The Depository Trust Company’s DWAC System, to Ribbon’s transfer agent prior to the vote at the Extraordinary General Meeting. If a Public Shareholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Ribbon will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Shareholder will no longer own such Public Shares following the Merger. See the section entitled “Extraordinary General Meeting of the Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of Ribbon Shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 20% of the Public Shares.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of Ribbon Board. However, Ribbon Shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Ribbon if you sell such excess Public Shares in open market transactions. Ribbon cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share Redemption Price.

Risks Related to Ribbon

Public Shareholders have limited rights or interests in funds in the Trust Account. For Public Shareholders to liquidate their investment, therefore, they may be forced to sell Public Securities, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account either (a) because they hold Public Shares or (b) they hold Public Shares through Ribbon Units and have elected to separate such Ribbon Units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares, only upon (i) such Public Shareholder’s exercise of redemption rights in connection with Ribbon’s initial business combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem or (ii) the redemption of Public Shares if Ribbon is unable to complete an initial business combination by its expiration date, subject to applicable law and as further described herein. In addition, if Ribbon is unable to complete an initial business combination by its expiration date, compliance with applicable law and the Current Charter, it may result in a delay in winding up Ribbon which may delay the distribution of the proceeds held in Ribbon’s Trust Account. In that case, Public Shareholders may be forced to wait beyond Ribbon’s expiration date before they receive funds from the Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, Public Shareholders may be forced to sell their Public Shares, potentially at a loss.

Holders of Public Shares may be held liable for claims by third parties against Ribbon to the extent of distributions received by them upon Redemption of their shares.

The Sponsor has agreed that, if Ribbon liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to Ribbon businesses or vendors or other entities that are owed money by Ribbon for services rendered or contracted for or products sold to Ribbon in excess of the net proceeds of Ribbon’s IPO not held in the Trust Account, and will not seek repayment for such expenses, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so.

If Ribbon is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Ribbon which is not dismissed, any distributions received by Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as a “preferential transfer,” a “fraudulent preference, conveyance or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by Ribbon’s Public Shareholders. Furthermore, because Ribbon intends to distribute the proceeds held in the Trust Account to Ribbon’s Public Shareholders promptly after expiration of the time Ribbon has to complete an initial business combination, this may be viewed or interpreted as giving preference to Ribbon’s Public Shareholders over any potential creditors with respect to access to or distributions from Ribbon’s assets. Furthermore, the Ribbon Board may be viewed as having breached its fiduciary duties to Ribbon or Ribbon’s creditors and/or having acted in bad faith, thereby exposing itself and Ribbon to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against Ribbon for these reasons.

Although Ribbon seeks to have all vendors, service providers (other than its independent auditors) or other entities with which it does business, execute agreements with Ribbon waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Ribbon’s Public Shareholders, as well as distributions to Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Public Shareholders or claims challenging the enforceability of the waiver.

If third parties bring claims against Ribbon, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Shareholders may be less than $10.00 per share.

Ribbon’s placing of funds in the Trust Account may not protect those funds from third-party claims against Ribbon. Although Ribbon seeks to have all vendors, service providers (other than its independent registered public accounting firm), or other entities with which it does business execute agreements with Ribbon waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Ribbon’s Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Ribbon’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Ribbon’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Ribbon than any alternative.

Examples of possible instances where Ribbon may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Ribbon and will not seek recourse against the Trust Account for any reason. Upon Redemption of Ribbon’s Public Shares, if Ribbon is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a Redemption Right in connection with the Business Combination, Ribbon will be required to provide for payment of claims of creditors that were not waived that may be brought against Ribbon within the ten years following Redemption. In such event, Ribbon may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any Redemption of your Public Shares.

The Sponsor has agreed that, if Ribbon liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to Ribbon. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to Ribbon outside of the Trust Account or available to be released to Ribbon from interest earned on the trust account balance, the Sponsor would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to the Sponsor’s obligations to pay such claim would be if the party executed an agreement waiving any right, title, interest or claim of any kind they have in or to any monies held in the trust account. Ribbon has not asked the Sponsor to reserve any amount to satisfy any indemnification obligations that may arise and its only assets are expected to be Ribbon’s securities. Accordingly, Ribbon believes it is unlikely that the Sponsor will be able to satisfy these indemnification obligations if it is required to do so. Therefore, Ribbon cannot assure you that the per-share distribution from the Trust Account, if we liquidate the Trust Account because Ribbon has not completed a business combination within the required time period, will not be less than $10.00.

If, after Ribbon distributes the proceeds in the Trust Account to its Public Shareholders, Ribbon files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Ribbon that is not dismissed, a bankruptcy or other court may seek to recover such proceeds and the members of the Ribbon Board may be viewed as having breached their fiduciary duties to Ribbon’s creditors, thereby exposing the members of the Ribbon Board and Ribbon to claims of punitive damages.

If, after Ribbon distributes the proceeds in the Trust Account to its Public Shareholders, Ribbon files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Ribbon that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by Ribbon’s shareholders. In addition, the Ribbon Board may be viewed as having breached its fiduciary duty to Ribbon’s creditors and/or having acted in bad faith, thereby exposing itself and Ribbon to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Ribbon’s outstanding rights may have an adverse effect on the market price of Ordinary Shares or may create dilution for Public Shareholders.

Ribbon has issued rights that will result in the issuance of additional Ordinary Shares. Such securities, when converted or exercised, will increase the number of issued and outstanding Ordinary Shares. The sale, or even the possibility of sale, of the shares underlying the rights could have an adverse effect on the market price for Ribbon’s securities. If and to the extent these rights are converted or exercised, Ribbon’s Public Shareholders may experience dilution to their holdings.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for Ribbon to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that Ribbon evaluate and report on its system of internal controls. Following the initial business combination, if Pubco is deemed to be a large accelerated filer or an accelerated filer, it will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Further, for as long as Pubco remains an emerging growth company, it will not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Following the Business Combination, Pubco will be required to assure that it is in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The need to develop the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations of Pubco following the Business Combination.

In connection with the Extraordinary General Meeting, Public Shareholders may need to comply with specific requirements for redemption of their Public Shares that may make it more difficult for Public Shareholders to exercise their redemption rights prior to the deadline for exercising their rights.

In connection with any shareholder meeting called to approve a proposed initial business combination, each Public Shareholder will have the right, regardless of whether it is voting for or against such proposed business combination, to redeem its Public Shares for pro rata share of the Trust Account. The Redemption Price to be paid will be the applicable pro rata portion of the monies held in the Trust Account.

However, in order to validly exercise redemption rights, Public Shareholders must comply with specific delivery requirements. Specifically, Public Shareholders will be required to either (i) tender their share certificates (if any) and properly completed redemption forms to the Transfer Agent, or (ii) deliver their Public Shares electronically through the Depository Trust Company’s DWAC system, in each case prior to the deadline stated in the proxy materials.

Obtaining a physical share certificate may involve coordination among the shareholder’s broker, DTC, and the Transfer Agent, and could take two weeks or longer, a timeline over which Ribbon has no control. Although DWAC delivery is generally quicker, delays may still occur, and Ribbon makes no guarantees regarding processing times.

As a result, Public Shareholders who do not complete the required delivery procedures in a timely manner may be unable to redeem their shares, even if they submitted a redemption election. These shareholders would then remain investors in Ribbon and may not have another opportunity to redeem their shares prior to completion of the Business Combination.

Investors may not have sufficient time to comply with the delivery requirements for redemption.

Pursuant to Ribbon’s Current Charter, Ribbon is required to give a minimum of only 10 days’ notice for an Extraordinary General Meeting. As a result, if Ribbon requires Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for redemption, holders may not have sufficient time to receive the notice and deliver their share certificates (if any) and other redemption forms. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Ribbon’s securities when they otherwise would not want to.

If Ribbon requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.

If Ribbon requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, Ribbon will promptly return such certificates to the redeeming Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Ribbon has returned their securities to them. The market price for Ribbon’s shares may decline during this time and Ribbon’s Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek to redeem may be able to sell their securities.

Because Ribbon is incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. Federal courts may be limited.

Because Ribbon is currently incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests and their ability to protect their rights through the U.S. federal courts may be limited prior to the Domestication. Ribbon is currently an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Ribbon’s directors or officers, or enforce judgments obtained in the United States courts against Ribbon’s directors or officers.

Until the Domestication is effected, Ribbon’s corporate affairs are governed by the Current Charter, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of Ribbon securityholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Ribbon under the laws of the Cayman Islands are to a large extent governed by the common law of the

Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Ribbon’s securityholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Ribbon judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Ribbon predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Ribbon Board or controlling shareholders than they would as public stockholders of a United States company.

Ribbon’s officers, directors, or any of their respective affiliates are not obligated to offer any corporate opportunity of which he or she may become aware to Ribbon, except for certain limited circumstances, if the Business Combination is not consummated for any reason after the Domestication takes effect, and the Interim Charter becomes the governing charter of Ribbon.

Pursuant to the Current Charter, to the fullest extent permitted by applicable law, Ribbon’s directors and officers have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. Ribbon has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Ribbon’s directors and officers, on the one hand, and Ribbon, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, Ribbon’s directors and officers have no duty to communicate or offer any such corporate opportunity to Ribbon and shall not be liable to Ribbon or its shareholders for breach of any fiduciary duty solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Ribbon. Before Ribbon consummates its Business Combination, Ribbon will file certain documents in the Cayman Islands and the State of Delaware in order to affect the Domestication. At the effective time of the Domestication, Ribbon will cease to be an exempted company incorporated under the laws of the Cayman Islands and will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and Ribbon Shareholders rights will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law. Although Ribbon plans to consummate its initial business combination on the business day after the Domestication, in the event that the initial business combination is not consummated for any reason, the Interim Charter will become the governing charter of Ribbon. Under the Interim Charter, Ribbon’s officers and directors, or any of their respective affiliates may become aware of business opportunities which may be appropriate for presentation to Ribbon and the other entities to which they owe certain fiduciary or contractual duties.

The inclusion of the “corporate opportunity” waiver in the Interim Charter provides Ribbon with greater flexibility to attract and retain the officers and directors that Ribbon feels are the best candidates. However, the personal and financial interests of Ribbon’s directors and officers may influence their motivation and may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business opportunity are appropriate and are in Ribbon Shareholders’ best interest. The directors, officers or their respective affiliates will have no duty to communicate or offer such transaction or business opportunity to Ribbon or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Ribbon’s directors, officers or their respective affiliates are only obligated to present the opportunity to Ribbon when such opportunity was offered to such person solely in his or her capacity as a director or officer of Ribbon and (i) such opportunity is one Ribbon is legally and contractually permitted to undertake and would otherwise be reasonable for Ribbon to pursue and (ii) the director or officer is permitted to refer that opportunity to Ribbon without violating any legal obligation.

Risks Related to Tax

There is a risk that a U.S. Holder may recognize taxable gain with respect to its Ordinary Shares at the effective time of the Domestication.

As described more fully under the section entitled “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to Ribbon Shareholders” below, the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Accordingly, U.S. Holders (as defined in such section) of Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Ribbon’s earnings in income;

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of Ordinary Shares will generally recognize gain (but not loss) on the exchange of Ordinary Shares for shares in Pubco (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Ribbon does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•        A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of Ordinary Shares will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Ribbon does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, Ribbon believes it is likely classified as a PFIC, because it is a blank check company with no current active business and based upon the composition of its income (i.e., interest) and assets (i.e., cash). As a result, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares may still recognize gain (but not loss) upon the exchange of its Ordinary Shares for Ribbon common stock pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Ordinary Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in Ribbon common stock received in connection with the Domestication will be the same as the aggregate tax basis of Ordinary Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to Ribbon Shareholders — U.S. Holders — Effect of PFIC Rules on the Domestication.”

Ribbon could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

Ribbon could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Ribbon’s after-tax income and adversely affect Ribbon’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, DRC, Pubco, or our or their subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on Ribbon’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, Ribbon’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Ribbon’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Ribbon’s income tax provision that could increase Ribbon’s effective tax rate. Changes to tax laws may also adversely affect Ribbon’s ability to attract and retain key personnel.

Comprehensive U.S. federal income tax reform could adversely affect Pubco.

Changes to tax laws, which changes may have retroactive application, could adversely affect Pubco or holders of Pubco Common Stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

The TCJA, which was enacted in 2017, included changes to U.S. federal tax rates, imposed significant additional limitations on the deductibility of interest, allowed for the expensing of capital expenditures, and put into effect the migration from a “worldwide” system of taxation to a modified territorial system.

On March 27, 2020, then-President Trump signed into law the CARES Act, which included certain changes in tax law (including to the TCJA) intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. On August 16, 2022, former President Biden signed the IRA into law, which contained certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations, an excise tax of 1% on certain corporate stock buy-backs, and an excise tax with respect to certain drug sales for failing to offer a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation.

Many provisions of the TCJA expire at the end of 2025 or are modified beginning in 2026. The U.S. Congress and the current Trump Administration have indicated that they intend to pursue legislation in 2025 to make permanent the 2017 TCJA provisions but there is no guarantee that this initiative will be successful. Future changes in tax laws could have a material adverse effect on Pubco’s business, cash flow, financial condition or results of operations. The impact of these tax reforms on holders of Pubco Common Stock is uncertain and could be adverse. Pubco urges its stockholders, including acquirers of capital stock in the Business Combination, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in Pubco Common Stock.

EGM OF THE SHAREHOLDERS

General

Ribbon is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Ribbon Board for use at the EGM to be held at [    ] a.m., Eastern Time on [    ], and at any adjournment thereof. This proxy statement/prospectus provides Ribbon shareholders with information they need to know to be able to vote or direct their vote to be cast at the EGM.

Date, Time and Place of EGM

Ribbon’s EGM is to be held at [    ] a.m., Eastern Time, on [    ], 2025 in a virtual meeting format at [    ], or at such other time, on such other date and at such other place to which the meeting may be adjourned. This proxy statement/prospectus includes instructions on how to access the virtual Meeting and how to listen, vote, and submit questions from home or any remote location with internet connectivity.

Registering for the EGM

As a registered Ribbon shareholder, you received a proxy card from Odyssey Transfer and Trust Company. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Odyssey Transfer and Trust Company at the phone number or e-mail address below. Odyssey Transfer and Trust Company’s support contact information is as follows: [    ], or email [    ].

You can pre-register to attend the meeting starting [    ], 2025 at [    ] a.m. Eastern Time. Enter the URL address [·] into your browser and enter your control number, name, and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Ribbon shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Odyssey Transfer and Trust Company to receive a control number. If you plan to vote shares you hold in “street name” at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Odyssey Transfer and Trust Company will issue you a guest control number with proof of ownership. Either way, you must contact Odyssey Transfer and Trust Company for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [    ] within the U.S. and Canada (toll-free), or [    ] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [·]. This is listen-only and is being provided as a courtesy, and you will not be able to vote, be deemed present at the meeting or enter or ask questions during the meeting via telephone.

Purpose of the EGM

At the EGM, Ribbon is asking holders of its ordinary shares to consider and vote upon:

•        The NTA Proposal;

•        The Domestication Proposal. The forms of the Surviving Pubco Certificate of Incorporation and proposed Surviving Pubco Bylaws to become effective upon the Domestication are attached to this proxy statement/prospectus as Annex B and Annex C, respectively;

•        The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        The Organizational Documents Proposals;

•        The Nasdaq Proposal;

•        The Incentive Plan Proposal. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex F;

•        The Director Election Proposals; and

•        The Adjournment Proposal.

Recommendation of the Ribbon Board with Respect to the Proposals

The Ribbon Board has determined that each of the proposals is fair to and in the best interests of Ribbon and its shareholders, and has unanimously approved such proposals. The Ribbon Board unanimously recommends that stockholders:

•        vote “FOR” the NTA Proposal;

•        vote “FOR” the Domestication Proposal;

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Organizational Documents Proposals;

•        vote “FOR” the Nasdaq Proposal;

•        vote “FOR” the Incentive Plan Proposal;

•        vote “FOR” the Director Election Proposal;

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

Record Date; Who is Entitled to Vote

Ribbon has fixed the close of business on [    ], 2025, as the Record Date for determining the Ribbon shareholders entitled to notice of and to attend and vote at the EGM. As of the close of business on such date, there were [    ] Ribbon Ordinary Shares outstanding and entitled to vote. The Ribbon Ordinary Shares vote as a single class, and each share is entitled to one vote per share at the EGM.

Quorum

A quorum of Ribbon Shareholders is necessary to hold the EGM. The presence of holders of a majority of the Ribbon Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative will constitute a quorum for the EGM.

Abstentions and Broker Non-Votes

Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM. Accordingly, abstentions will have no effect on the outcome for any of the proposals. All proposals presented at the EGM are “non-routine” matters and, therefore, there will be no “broker non-votes.”

Vote Required for Approval

Each of the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Ribbon to complete the Business Combination contemplated by the Business Combination Agreement. If any of Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal fails to receive the required approval by the shareholders of Ribbon at the EGM, the Business Combination will not be completed. The Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the members representing at least a simple majority of the votes cast by holders of Ribbon Ordinary Shares present and voting in person or by proxy at the EGM. The NTA Proposal, the Domestication

Proposal and the Organizational Documents Proposals will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the members representing at least two-thirds of the votes cast by holders of Ribbon Ordinary Shares present and voting in person or by proxy at the EGM.

Voting Your Shares

If you are a record owner of your shares, there are three ways to vote your Ribbon Ordinary Shares at the EGM:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Ribbon Board “FOR” the NTA Proposal, the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if presented) at the EGM. Votes received after a matter has been voted upon at the EGM will not be counted.

You Can Virtually Attend the EGM and Participate Virtually.    You can participate in the virtual meeting and vote during the EGM even if you have previously voted by submitting a proxy as described above.

You Can Personally Attend the EGM and Participate.    You can attend the EGM in person and vote during the meeting even if you have previously voted by submitting a proxy as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the EGM and vote your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Ribbon can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Ribbon’s secretary in writing before the EGM that you have revoked your proxy; or

•        you may attend the EGM, revoke your proxy and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a Ribbon’s shareholder and have questions about how to vote or direct a vote in respect of your Ribbon Ordinary Shares, you may call [    ], Ribbon’s proxy solicitor, by calling [    ] (toll-free), or if you are a bank or a broker, by calling [    ], or by emailing [    ].

Vote of Ribbon’s Insiders

In connection with the IPO, Ribbon entered into an agreement with its officers, directors and initial shareholders pursuant to which they agreed to vote any initial shares and private shares owned by them in favor of the Business Combination Proposal and for all other Proposals presented at the EGM. This agreement applies to each Insider as it relates to the initial and private shares owned by them and the requirement to vote such shares in favor of the Business Combination Proposal and for all other Proposals presented to Ribbon shareholders in this proxy statement/prospectus.

Ribbon’s Insiders have waived any redemption rights, including with respect to their initial shares, private shares and public shares, in connection with Business Combination. No consideration was provided in exchange for the Insiders’ waiver of their redemption rights. The initial shares held by the Insiders have no redemption rights upon Ribbon’s liquidation and will be worthless if no business combination is effected by Ribbon by January 16,

2026 (as such deadline may be extended by the amendment to Ribbon’s Current Charter). If Ribbon’s initial business combination is not consummated by January 16, 2026 (as such deadline may be extended by the amendment to Ribbon’s Current Charter), then Ribbon’s existence will terminate, and Ribbon will distribute amounts in the Trust Account as provided in Ribbon’s Current Charter.

Redemption Rights

Pursuant to the Current Charter, a Ribbon Public Shareholder may request of Ribbon that it redeem all or a portion of its Ribbon Public Shares for cash if the Business Combination is consummated. As a holder of Ribbon Public Shares, you will be entitled to receive cash for any Ribbon Public Shares to be redeemed only if you:

(i)     hold Ribbon Public Shares separately from other securities (if you hold Ribbon Public Shares through Ribbon Units, you must elect to separate your Ribbon Units into the underlying Ribbon Public Shares and Ribbon Public Rights prior to exercising your Redemption Rights with respect to the Ribbon Public Shares);

(ii)    submit a written request to the Transfer Agent, in which you (a) request that the Ribbon redeem all or a portion of your Ribbon Public Shares for cash, and (b) identify yourself as the beneficial holder of the Ribbon Public Shares and provide your legal name, phone number and address; and

(iii)   deliver your Ribbon Public Shares to the Transfer Agent, physically or electronically through DTC.

Ribbon Public Shareholders may seek to have their Ribbon Public Shares redeemed by Ribbon regardless of whether they vote for or against the Business Combination Proposal or any other Proposals (or do not vote at all) and whether or not they held Ribbon Public Shares as of the Record Date. In order for a Ribbon Public Shareholder to request redemption of such holder’s Ribbon Ordinary Shares, such request must be made on or before [    ], 2025 (two Business Days before the EGM). Any Ribbon Public Shareholder who exercises Redemption Rights will have his or her Ribbon Public Shares redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. Redemptions by Ribbon Public Shareholders will have a dilutive impact on the holdings of non-redeeming Ribbon Public Shareholders. The potential dilutive impact of these redemptions on non-redeeming shareholders will depend on the degree to which Ribbon Public Shareholders redeem their shares. For a tabular chart disclosing the dilutive impact of redemptions on non-redeeming Ribbon Public Shareholders, based on four scenarios (no redemptions, 25% redemptions, 75% redemptions, and maximum redemptions), please see “Proposal No. 3 — Business Combination Proposal — Ownership of Surviving Pubco Immediately After the Closing.”

For illustrative purposes, based on funds in the Trust Account of approximately $[    ] million on [    ], 2025, and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $[    ]. A Ribbon Public Shareholder that has properly tendered his or her Ribbon Public Shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Ribbon Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be cancelled and the tendered Ribbon Public Shares will be returned to the relevant Ribbon Public Shareholders as appropriate.

Ribbon Public Shareholders who seek to redeem their Ribbon Public Shares must demand Redemption no later than, [    ] Eastern Time, on [    ], 2025 (two Business Days before the EGM) by (i) submitting a written request to the Transfer Agent that Ribbon redeem such Ribbon Public Shareholder’s Ribbon Public Shares for cash, (ii) affirmatively certifying in such request to the Transfer Agent for Redemption if such Ribbon Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to Ribbon Public Shares and (iii) tendering their ordinary shares, either physically or by delivering them electronically using DTC’s DWAC System, at the Ribbon Public Shareholder’s option, to the Transfer Agent prior to the EGM. If a Ribbon Public Shareholder holds the Ribbon Public Shares in street name, such Ribbon Public Shareholder will have to coordinate with his or her broker to have such Ribbon Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Ribbon Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to the Ribbon Public Shareholders for the return of their shares.

If a Ribbon Public Shareholder demands Redemption of such Ribbon Public Shares and subsequently decides prior to the applicable date not to elect to exercise Redemption Rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).

Any corrected or changed written demand of Redemption Rights must be received by Ribbon’s secretary two Business Days prior to the vote taken on the Business Combination Proposal at the EGM. No demand for Redemption will be honored unless the Ribbon Public Shareholder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two Business Days prior to the vote at the EGM.

Ribbon Public Shareholders seeking to exercise their Redemption Rights and opting to deliver share certificates (if any) and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Ribbon’s understanding that Ribbon Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Ribbon does not have any control over this process and it may take longer than two weeks. Ribbon Public Shareholders who hold their Ribbon Public Shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming Ribbon Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Ribbon Public Shareholders for the return of their Ribbon Public Shares.

A Ribbon Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands Redemption as described above and the Business Combination is completed. If a Ribbon Public Shareholder properly seeks Redemption and the Business Combination is completed, Ribbon will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Ribbon Public Shareholders who exercised their Redemption Rights will not be entitled to receive cash for their shares. In such case, Ribbon will promptly return any shares delivered by the Ribbon Public Shareholders.

Notwithstanding the foregoing, a Ribbon Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of Ribbon Public Shares. Accordingly, any shares held by a Ribbon Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Ribbon.

Pursuant to the Letter Agreement, the Sponsor Related Parties have waived all of their Redemption Rights and will not have Redemption Rights with respect to any Ribbon Ordinary Shares owned by them, directly or indirectly other than the shares acquired in the IPO.

Holders of the Ribbon Rights will not have redemption rights with respect to the rights.

The closing price of Ribbon Ordinary Shares on [    ], 2025 was $[    ]. The cash held in the Trust Account as of [    ], 2025 was approximately $[    ] per Ribbon Public Share. Prior to exercising Redemption Rights, shareholders should verify the closing price of the Ribbon Public Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their Redemption Rights if the closing price per share is higher than the Redemption price. Ribbon cannot assure its shareholders that they will be able to sell their Ribbon Ordinary Shares in the open market, even if the closing price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Ribbon Public Shareholder who properly exercises its Redemption Rights pursuant to the procedures set forth herein will be entitled to receive a pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay Ribbon’s taxes.

Appraisal Rights

Shareholders of Ribbon do not have appraisal rights in connection with the Business Combination or the Domestication under the Companies Act or under the DGCL.

Proxy Solicitation Costs

Ribbon is soliciting proxies on behalf of the Ribbon Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Ribbon has engaged [    ] to assist in the solicitation of proxies for the EGM. Ribbon and its directors and officers and employees may also solicit proxies in person. Ribbon will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Ribbon will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Ribbon will pay [    ] a fee of $[    ] plus disbursements, reimburse [    ] for its reasonable out-of-pocket expenses and indemnify [    ] and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as Ribbon’s proxy solicitor. Ribbon will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related materials to Ribbon shareholders. Ribbon’s directors and officers and employees of Ribbon who solicit proxies will not be paid additional compensation for soliciting.

Potential Purchases of Public Shares and/or Rights

At any time prior to the EGM, during a period when they are not then aware of any material non-public information regarding Ribbon, DRC, or its or their securities, the Sponsor, directors, executive officers, advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market from shareholders who redeem, or indicate an intention to redeem, their Public Shares, or they may enter into transactions with such persons and others to provide them with incentives to acquire Public Shares. Any Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Public Shares. For illustrative purposes, as of [    ], 2025, this would have amounted to approximately $[    ] per Public Share. Any Public Shares so purchased would not be voted by the Sponsor or its affiliates at the EGM and would not be redeemable by the Sponsor or its affiliates.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

However, other than as expressly stated in this proxy statement/prospectus, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Ribbon will file a Current Report on Form 8-K prior to the EGM to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Ribbon Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ribbon Class A Ordinary Shares for which Ribbon has received redemption requests.

Any such arrangements may have a depressive effect on the price of Pubco Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares such investor or holder owns, either prior to or immediately after the EGM. The public “float” of Ribbon’s Public Shares and the number of beneficial holders of Ribbon’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Ribbon’s securities on a Stock Exchange.

PROPOSAL 1: THE NTA PROPOSAL

General

As discussed elsewhere in this proxy statement/prospectus, Ribbon is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Ribbon shareholders. If the NTA Proposal and the Business Combination Proposal are approved at the EGM, the following amendments will be made to the Current Charter, which shall be effective, if adopted and implemented by Ribbon, prior to the consummation of the proposed Business Combination:

(a)     Section 9.2(a) of the Current Charter shall be amended in its entirety to read as follows:    “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed (irrespective of whether they voted in favor or against the Business Combination) pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be amended in its entirety to read as follows:    “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).”

(c)     Section 9.7 of the Current Charter shall be amended to remove the following language:    “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Reasons for the Amendments

Ribbon shareholders are being asked to adopt the proposed amendments to the Current Charter prior to the Closing, which, in the judgment of the Ribbon Board, may facilitate the consummation of the Business Combination. The Current Charter limits Ribbon’s ability to consummate an initial business combination, or to redeem shares of Ribbon Class A Ordinary Shares in connection with an initial business combination, if it would cause Ribbon to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the Ribbon Class A Common Stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Ribbon Class A Ordinary Shares and the Pubco’s Ordinary Shares would not be deemed to be a “penny stock” as such securities are listed on a national securities exchange, Ribbon is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that Ribbon’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, the Current Charter would prevent Ribbon from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Current Charter, as amended by the NTA Amendments, will be further amended and restated in its entirety as set forth in the Proposed Charter in connection with the Closing of the Business Combination and all of the references in this proxy statement/prospectus to the “Current Charter” shall be deemed to mean the Current Charter as amended by amendments the contained in this NTA Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, that the following amendments to the Current Charter shall be adopted:

(a)     Section 9.2(a) of the Current Charter shall be amended to read in its entirety as follows:    “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed (irrespective of whether they voted in favor or against the Business Combination) pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be amended to read in its entirety as follows:    “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).”

(c)     Section 9.7 of the Current Charter shall be amended to remove the following language:    “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Vote Required for Approval

The approval of the NTA Proposal requires the affirmative vote of the holders of at least two-thirds of the Ribbon Ordinary Shares who, being present in person, virtually or by proxy and entitled to vote at the EGM, vote in favor of the NTA Proposal.

Recommendation of the Ribbon Board

RIBBON’S BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE

“FOR” THE NTA PROPOSAL.

PROPOSAL 2: THE DOMESTICATION PROPOSAL

Overview

Ribbon is asking its shareholders to approve, by special resolution, a change of Ribbon’s jurisdiction of incorporation by de-registering as an exempted company from the Cayman Registrar and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Current Charter, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. To effect the Domestication, Ribbon will (i) file a notice of de-registration with the Cayman Registrar, together with the necessary accompanying documents, (ii) file a Certificate of Domestication with the Secretary of State of the State of Delaware, together with the Pubco Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, and (iii) obtain a certificate of de-registration from the Cayman Registrar, pursuant to which Ribbon will be domesticated and continue as a Delaware corporation.

In accordance with applicable law, the Certificate of Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder, each then issued and outstanding Ribbon Class A Share will convert automatically, on a one-for-one basis, into one share of Pubco Common Stock.

The Domestication Proposal, if approved, will approve a change of Ribbon’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Ribbon is currently governed by the Cayman Companies Act, upon the Domestication, Pubco will be governed by the DGCL.

Reasons for Domestication

The Ribbon Board believes that it would be in the best interests of Ribbon, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Ribbon Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation.

The Ribbon Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Ribbon and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as DRC’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Ribbon believes such clarity would be advantageous to Pubco, the Pubco Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Pubco’s incorporation in Delaware may make Pubco more attractive to future candidates for the Pubco Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Ribbon has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Ribbon Board therefore believes that providing the benefits afforded directors by Delaware law will enable Pubco to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Ribbon’s stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Ribbon believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Ribbon believes that the corporate environment afforded by Delaware will enable Pubco to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Ribbon is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication is intended to occur one business day prior to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under “Proposal No. 3 — The Business Combination Proposal.” Ribbon must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon Ribbon and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Vote Required for Approval

Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Ribbon Class B Shares who, being present in person or represented by proxy and entitled to vote at the EGM, vote at the EGM. The holders of the Ribbon Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 31 of the Current Charter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Domestication Proposal because the Domestication Proposal requires the affirmative vote of two-thirds of votes cast and an abstention and broker non-vote is not a vote cast.

The Domestication Proposal is conditioned on the approval of each of the Required Proposals. Therefore, if each of the Required Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Ribbon Ordinary Shares.

The outstanding Ribbon Class B Shares are exclusively owned by the Ribbon Insiders. Accordingly, the Ribbon Insiders will be able to approve the Domestication Proposal without the vote of any other Ribbon Shareholder.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that Ribbon be de-registered in the Cayman Islands pursuant to article 31 of the amended and restated memorandum and articles of association of Ribbon and Part XII of the Cayman Islands Companies Act (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the state of Delaware.”

Recommendation of the Ribbon Board

THE RIBBON BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Ribbon’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Ribbon and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Ribbon’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 3 — The Business Combination Proposal — Certain Interests of Ribbon’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3: THE BUSINESS COMBINATION PROPOSAL

Ribbon is asking its shareholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Ancillary Documents. Ribbon’s shareholders and other interested parties are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 3: The Business Combination Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Ribbon does not believe that the disclosure schedules contain information that is material to an investment decision.

The Business Combination Agreement

On June 30, 2025, Ribbon entered into a Business Combination Agreement by and among DRC Medicine Inc., a Delaware Corporation (“Pubco”), DRC Medicine Ltd. a Japanese corporation (“DRC Medicine”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (i) on or one day prior to the Closing Date, Pubco and DRC Medicine will engage in a share exchange, whereby DRC Medicine’s shareholders will exchange their shares in the company for newly issued shares of Pubco; (ii) on or one day prior to the Closing Date, Ribbon will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”), and (iii) following the Domestication, Ribbon will be merged with and into Merger Sub, as a result of which Merger Sub will be the surviving company and a wholly-owned subsidiary of Pubco.

Conditions to the Closing of the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the absence of specified adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation; (ii) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened in writing by the SEC; (iii) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Ribbon shareholders and Pubco’s stockholders; (iv) the size and composition of Pubco’s board of directors being as set forth in the Business Combination Agreement; (v) the Pubco Common Stock having been approved for listing on the Nasdaq Stock Market LLC as set forth in the Business Combination Agreement; (vi) the size and composition of Pubco’s board of directors will be as set forth in the Business Combination Agreement; and (vii) the receipt by the parties of a fairness opinion for the Business Combination from an investment bank approved by Ribbon.

The obligations of Ribbon to consummate the Business Combination are further subject to additional conditions, including, among other things: (i) material compliance by DRC Company Parties with its agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of DRC Company Parties, subject to customary bring-down standards; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) having occurred since the date of the Business Combination Agreement that is continuing; (iv) delivery of a certificate executed by the Chief Executive Officer or Chief Financial Officer of DRC Company Parties certifying compliance with specified closing conditions; (v) the termination of certain agreements among DRC Company Parties and its stockholders; (vi) receipt of required third-party consents; (vii) execution and delivery of Non-Competition Agreements by certain key employees of DRC Company Parties; and (viii) execution and delivery of a Lock-Up Agreement by DRC Company Parties’ securityholders and SPAC’s Sponsor along other ancillary agreements to the Business Combination Agreement.

The obligations of DRC Company Parties to consummate the Business Combination are further subject to additional conditions, including, among others,: (i) material compliance by Ribbon with their respective agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of Ribbon, subject to customary bring-down standards and exceptions for representations not resulting in a Material Adverse Effect (as defined in the Business Combination Agreement); (iii) receipt by the DRC Company Parties of a certificate executed by an authorized officer of the Company certifying compliance with certain conditions; (iv) the filing and effectiveness of Pubco’s certificate of incorporation with the Delaware Secretary of State; and (v) the execution and delivery by Ribbon of certain ancillary agreements to the Business Combination Agreement.

Representations and Warranties

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the DRC Company Parties and the SPAC during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination. The representations, warranties, covenants and agreements of parties made under the Business Combination Agreement will not survive the Closing except for the covenants and agreements contained therein by their terms expressly apply in whole or in part at or after the Closing or in the case of claims against a person or entity in respect of such person’s or entity’s common law fraud.

Survival of Representations, Warranties and Covenants

Except as expressly provided the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants of the Parties

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the DRC company parties and Ribbon during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination. The representations, warranties, covenants and agreements of parties made under the Business Combination Agreement will not survive the Closing except for the covenants and agreements contained therein by their terms expressly apply in whole or in part at or after the Closing or in the case of claims against a person or entity in respect of such person’s or entity’s common law fraud.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances, including, without limitation, (i) by Ribbon or the DRC Company Parties, if a governmental authority issues a final and non-appealable order or enacts a law permanently restraining, enjoining, or otherwise prohibiting the consummation of the Business Combination; (ii) by mutual written consent of Ribbon or the DRC Company Parties; (iii) by Ribbon or the DRC Company Parties in the event that the Ribbon Shareholder Approval or Pubco Stockholder Approval is not obtained by the Closing Date, which termination shall be effective upon ten (10) days’ prior written notice from the party terminating this Agreement to the other parties; (iv) by Ribbon, upon written notice, that the DRC Company Parties have materially breached its covenants, agreements, or representations and warranties in a way that would cause the failure of a closing condition and such breach is not cured within thirty (30) days following receipt by DRC Company Parties; (v) by Ribbon, if DRC Company Parties have failed to deliver audited financial statements or interim U.S. GAAP financial statements; and (vi) by DRC Company Parties, upon written notice, Ribbon has materially breached its covenants, agreements, or representations and warranties in a way that would cause the failure of a closing condition and such breach is not cured within thirty (30) days following receipt by Ribbon.

Trust Account Waiver

DRC agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Ribbon’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware, provided that matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, in respect of the Domestication) will be governed by the laws of the Cayman Islands.

Ancillary Documents

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Documents”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

[Lock-Up Agreement

In connection with the Closing certain shareholders of the Pubco (individually, the “Holder” or “Warrant Holder,” collectively, the “Holders”) will enter into a lock-up agreement (the “Lock-Up Agreement”) with Pubco.

Pursuant to the Lock-Up Agreement, the Holders will agree not to transfer (except for certain permitted transfers) any shares of Pubco Common Stock held by such Holder for a period of six (6) months following the Closing Date. Certain Holders of DRC Warrants are subject to a twelve (12) month lock-up period. Permitted transfers include estate planning transfers, gifts to family members, transfers to affiliates, and other limited exceptions, provided that the transferee agrees to be bound by the same lock-up restrictions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit [*] to this prospectus.]

Interests of Ribbon’s Directors and Officers and Others in the Business Combination

Since the Sponsor, its affiliates, representatives and Ribbon’s officers and directors (the “Initial Stockholders”), have interests that are different, or in addition to (and which may conflict with), the interests of the other holders of Ordinary Shares, a conflict of interest may exist in determining whether the Business Combination with DRC is appropriate. Such interests include that the Initial Stockholders will lose their entire investment in Ribbon if Ribbon does not complete a business combination. When you consider the recommendation of the Ribbon Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Stockholders, have interests in such proposal that are different from, or in addition to (which may conflict with), those of Ribbon stockholders generally.

These conflicts of interest include, among other things, the interests listed below:

•        The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        The Sponsor, Ribbon’s officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Ribbon’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Ribbon’s behalf. These expenses will likely not be reimbursed if Ribbon does not consummate a business combination. There are no out-of-pocket expenses due to be reimbursed as of [    ], 2025.

•        The aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on the completion of a business combination is $[    ] comprised of (a) $25,000 representing the aggregate purchase price paid for the Ribbon Founder Shares, (b) $2,200,000 representing the aggregate purchase price paid for the private placement units, and (c) $[    ] representing the aggregate amount outstanding as of [    ], 2025 under the Promissory Notes.

•        If Ribbon does not complete an initial business combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Amended and Restated Memorandum and Articles of Association), the proceeds from the sale of the private placement units of $2,200,000, will be included in the liquidating distribution to Ribbon Public Shareholders and the private placement units will expire worthless.

•        The Sponsor has agreed that the Founder Shares and private placement units, including all of their underlying securities, will not be sold or transferred by them (except to permitted transferees, as applicable) until the Business Combination has been consummated.

•        The fact that the Sponsor’s Related Parties and Ribbon’s directors and officers and their affiliates own an aggregate of 1,470,000 Ribbon Ordinary Shares as of the date hereof, representing 22.72% of the voting power of the Ribbon Ordinary Shares, and such holders are required by the Letter Agreement to vote those shares in favor of the Business Combination.

•        The 1,250,000 shares of Surviving Pubco Common Stock into which the 1,250,000 Ribbon Ordinary Shares held by the Sponsor, Ribbon Investment Company Ltd (an affiliate of Angshuman (Bubai) Ghosh) and their respective affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 251,428 shares of Surviving Pubco Common Stock into which the 251,428 Ribbon Private Shares underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable, would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus. The [    ] shares of Surviving Pubco Common Stock into which the [    ] Ribbon Private Rights underlying the private placement units held by the Sponsor and its affiliates will automatically convert in connection with the Business Combination, if unrestricted and freely tradeable,

would have had an aggregate market value of $[    ], based upon the closing price of $[    ] per public share on the Nasdaq on [    ], the most recent practicable date prior to the date of this proxy statement/prospectus.

•        As a result of the low initial purchase price (consisting of $25,000 for the 1,250,000 Founder Shares, or approximately $0.02 per share, and $2,200,000 for the private placement units), the Sponsor, its affiliates and Ribbon’s management team and advisors and affiliates stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as the Ribbon Public Shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus the Sponsor, the Ribbon officers and directors, and their respective affiliates may have more of an economic incentive for Ribbon to, rather than liquidate if Ribbon fails to complete the initial Business Combination by January 16, 2026 (or a later date approved by Ribbon Shareholders pursuant to the Ribbon Second Memorandum and Articles of Association), enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Ribbon Ordinary Shares.

•        The fact that the Sponsor has agreed not to redeem any of the Founder Shares in connection with a shareholder vote to approve the proposed Business Combination.

•        The Sponsor has agreed that it will be liable to Ribbon if and to the extent any claims by a third party for services rendered or products sold to Ribbon, or by a prospective target business with which Ribbon has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets.

•        The fact that Ribbon’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

•        The exercise of Ribbon’s officers and directors’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate.

•        Ribbon’s officers, advisors, and directors are not required to, and will not, commit their full time to Ribbon’s affairs. The Ribbon’s Second Amended and Restated Memorandum and Articles of Association provides that the directors and officers of Ribbon shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Ribbon. To the fullest extent permitted by applicable Law, and subject to his or her fiduciary duties under applicable Law, Ribbon renounces any interest or expectancy of Ribbon in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity offered to any director and officer of Ribbon, on the one hand, and Ribbon, on the other, unless such opportunity is expressly offered to such director or officer of Ribbon solely in their capacity as an officer or director of Ribbon and the opportunity is one Ribbon is permitted to complete on a reasonable basis.

•        At the option of the Sponsor, the $[    ] principal balances under the Promissory Notes may be converted into Ribbon Ordinary Shares, at a price of $10.00 per Ribbon Ordinary Share, in connection with the consummation of the Business Combination.

•        the fact that Ribbon is obligated to the Sponsor pursuant to an Administrative Services agreement commencing on January 14, 2025 for twelve (12) months, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support.

Exchange Listing

The Ribbon Units (each consisting of one Class A ordinary share and one right to receive one-seventh (1/7) of one Class A ordinary share), Class A ordinary shares, and Rights, redeemable upon the consummation of the initial business combination) are currently traded on Nasdaq under the symbols “RIBBU”, “RIBB” and “RIBBR,”

respectively. Following the Closing, the Ribbon Units, Class A ordinary shares and Ribbon Rights will no longer trade. Pubco will apply for listing, to be effective upon the Closing, of the Pubco Common Stocks on the Nasdaq under the symbols “[    ].” There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Background of the Business Combination

Ribbon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Ribbon’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region. Prior to entering into the Business Combination Agreement, Ribbon conducted a thorough search for a business combination target, drawing upon the networks of relationships of its management team, the members of the Ribbon Board and input from the Sponsor and its affiliates. Prior to consummating its IPO on January 16, 2025, neither Ribbon, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed business combination transaction between Ribbon and DRC. The terms of the proposed Business Combination with DRC are the result of arm’s-length negotiations between representatives of Ribbon and DRC. The following is a description of the background of these negotiations and the resulting proposed Business Combination.

Ribbon engaged Celine & Partners PLLC (“Celine”) on February 25, 2025 to represent them in connection with the Business Combination.

In all, prior to the execution of the Merger Agreement, representatives of Ribbon evaluated three potential initial business combinations. Ribbon executed than three non-disclosure agreements (“NDA”)on standard terms during the course, in addition to its non-disclosure and confidentiality agreement with DRC dated March 31, 2025. Ribbon entered into three non-binding letters of intent (each an “LOI”) and had active discussions with three target companies in addition to DRC. The non-disclosure agreements entered into with the potential targets contained customary non-disclosure and non-use provisions and a customary Trust Account waiver provision pursuant to which the potential targets waived any right, title, interest or claim in Ribbon’s Trust Account and agreed not to seek recourse against Ribbon’s Trust Account for any reason. Such non-disclosure agreements do not contain any standstill or similar provisions.

Opportunities for targets were identified through multiple sourcing channels, including direct outreach by Ribbon’s management team, introductions by financial advisors, inbound interest from potential targets, and referrals from the team’s professional network of industry contacts. The evaluation process involved varying levels of preliminary and advanced due diligence. Initial screening typically included preparing and sending an initial due diligence request list and the following additional steps:

•        A review of publicly available information and investor materials;

•        A high-level assessment of each target’s business model, growth prospects, market opportunity, and financial performance; and

•        Alignment with Ribbon’s investment criteria, including industry focus, stage of development, and potential for value creation through a business combination.

Based on the diligence outcomes, Ribbon submitted five non-binding, non-exclusive LOIs to potential targets.

Initial Screening Process

As part of its initial screening, Ribbon reviewed publicly available information such as investor presentations, regulatory filings (where applicable), market and competitive data, and basic financial metrics. These preliminary reviews were conducted to determine basic alignment with Ribbon’s investment criteria, including:

•        Size and growth potential;

•        Industry sector and strategic fit;

•        Stage of development and scalability;

•        Management quality; and

•        Readiness and receptiveness to enter into a public business combination.

Below is a summary of the three acquisition candidates (other than DRC) to which Ribbon submitted an indication of interest or a letter of intent to the acquisition candidate:

Target A

On February 18, 2025, the financial advisor of Target A reached out to Ribbons Chief Financial Officer, Anna Zhou, to determine Ribbon’s interest in a potential business combination with a company that runs an online gaming platform (“Target A”). Following this outreach, Target A’s financial advisor arranged an introductory Zoom meeting among Anna Zhou and Ribbon’s Chief Executive Officer Bubai Ghosh and Target A’s Founder and Chief Executive Officer which was held on February 19, 2025. Ribbon executed an NDA with Target A on February 27, 2025. After the execution of the NDA, Ribbon conducted further due diligence, which included industry research, expert calls, and review of company materials. Ribbon executed a non-exlusive LOI with Target A on February 28, 2025. There were several more discussions internally and with Anna Zhou and Target A’s financial advisor, until March 16, 2025, when Target A made it clear they were not ready to pursue a public listing.

Target B

On March 15, 2025, the financial advisor of Target B reached out to Bubai Ghosh to determine Ribbon’s interest in a potential business combination with a company that uses AIGC technology to integrate AI core technologies such as machine learning, computer vision, and natural language processing to produce movies (“Target B”). Following this outreach, Target B’s financial advisor arranged an introductory Zoom meeting among Anna Zhou and Target B’s Chief Executive Officer which was held on March 17, 2025. Ribbon executed a non-exclusive LOI with Target B on March 18, 2025. After the execution of the LOI, Ribbon conducted further due diligence, which included industry research, expert calls, and review of company materials. On March 22, 2025 Target B informed Ribbon that it was focused on its capital raising efforts and was not interested in pursuing a potential business combination at that time.

Target C

On March 18, 2025, the financial advisor of Target C reached out to Bubai Ghosh to determine Ribbon’s interest in a potential business combination with a company that provides an online cancer vaccine platform (“Target C”). Ribbon executed an NDA with Target C on April 2, 2025. Following this, the Target C’s financial arranged an introductory Zoom meeting among Anna Zhou and Bubai Ghosh and Target C’s Founder and Chief Executive Officer and the Chief Financial Officer, which was held on April 9, 2025. Ribbon executed a non-exclusive LOI with Target C on April 30, 2025. After the execution of the LOI, Ribbon conducted further due diligence, which included industry research, expert calls, and review of company materials. After internal discussions between Anna Zhou and Bubai Ghosh, the Ribbon determined that Target C would not be ideal in meeting certain financial needs and fund raising capacity. Ribbon did not pursue anything further with Target C.

Background of Ribbon’s Interactions with DRC

On April 15, 2025, Bubai Ghosh received an email from a business associate introducing DRC Medicine Ltd, a healthcare and biotechnology company headquartered in Japan and engaged in the research, development, and commercialization of advanced medical technologies. The correspondence inquired whether Ribbon might have interest in exploring a potential strategic transaction with DRC.

Following an initial internal review of publicly available information regarding DRC and its industry segment, Ribbon determined that a preliminary discussion was warranted. On April 16, 2025, Ribbon and DRC executed an NDA. The NDA contained customary confidentiality, non-use, and non-circumvention provisions, as well as a customary trust-account waiver pursuant to which DRC acknowledged that it would have no right, title, interest or claim to any funds held in Ribbon’s trust account. Execution of the NDA enabled the parties to commence a more detailed exchange of information.

Immediately after execution of the NDA, Ribbon initiated its preliminary due-diligence process, which included targeted industry research and competitive analyses and an initial review of operational materials provided by DRS.

On April 17, 2025, Ribbon engaged Anderson Mori & Tomotsune (“AMT”), as its Japanese counsel for the Business Combination.

On April 18, 2025, Anna Zhou, Chief Financial Officer of Ribbon, and Mr. Ghosh held a videoconference with members of DRC’s executive team. During this meeting, DRC’s management presented an overview of its current operations, its pipeline of advanced medical technologies, and its strategic growth initiatives. DRC also provided industry and financial data and delivered forward-looking projections covering the three fiscal years ending December 31, 2027. In the course of the discussion, Bubai Ghosh sought clarification regarding, among other matters, DRC’s rationale for pursuing a business combination with a U.S. special purpose acquisition company, the company’s ability to complete an audit in accordance with U.S. public-company requirements, its overall financial condition and liquidity profile, its capacity to manage anticipated transaction expenses, and the basis for DRC’s preliminary valuation expectations.

Between April 18 and April 20, 2025, Ribbon’s management continued internal deliberations and engaged in further financial modeling and market analysis. These efforts focused on DRC’s indicated enterprise value of approximately $500 million, taking into account the valuations of comparable publicly traded companies in the healthcare and biotechnology sectors, DRC’s projected revenue growth and operating margins, and the broader competitive landscape in which DRC operates.

On April 20, 2025, following these analyses and discussions DRC and Ribbon executed an LOI. The LOI provided for, among other things (i) a pre-money equity valuation of DRC of approximately $500 million and (ii) the absence of any minimum cash requirement as a condition to closing. On the same date, Ribbon’s management circulated the executed LOI, the accompanying term sheet, and DRC’s presentation materials to Ribbon’s board of directors via electronic mail. After reviewing the materials and receiving a briefing from management, the board expressed its satisfaction with the identification of DRC as a potential business-combination target and authorized the continuation of due diligence and negotiation of definitive transaction documentation.

On April 22, 2025, Bubai Ghosh Bubai Ghosh met with Ribbon’s Sponsor to review management’s favorable assessment of DRC compared with other potential acquisition candidates. The discussion addressed the potential submission of an initial non-binding letter of intent, preliminary valuation parameters, comparable-company analyses, and prevailing market conditions. Management and the Sponsor agreed that DRC satisfied Ribbon’s investment criteria and guidelines and supported the preparation of a draft letter of intent. DRC indicated that it could complete an independent audit within a relatively short time frame, an important consideration given Ribbon’s transaction timetable. Based on negotiations with other potential targets, DRC emerged as the leading candidate for a business combination.

On April 28, 2025, Anna Zhang and Bubai Ghosh conducted an on-site visit with DRC’s executive team, including Narumi Okazaki, DRC’s Chief Executive Officer. DRC’s management presented an overview of its current operations, strategic initiatives, and competitive advantages, and provided financial projections through the fiscal year ending December 31, 2027, along with supporting industry and market data. During the meeting, Bubai Ghosh inquired about DRC’s motivations for pursuing a business combination, its readiness to complete an audit, its financial condition, its ability to manage transaction costs, and its views regarding valuation. Following the on-site visit and review of DRC’s presentations, Ribbon management conducted an internal assessment of DRC’s financial projections, strategic position, and comparable-company analyses. Based on this review, Ribbon estimated the preliminary valuation of DRC to be approximately $350 million.

During the month of May 2025, members of Ribbon’s management team held a series of internal meetings and working sessions to further evaluate DRC. These discussions encompassed, among other topics, DRC’s intellectual-property portfolio, regulatory pathway for its key product candidates, potential synergies with Ribbon’s strategic objectives, and the structure and terms of a potential business combination. Management also refined its valuation analyses and assessed potential risks and benefits to Ribbon’s shareholders. These evaluations laid the foundation for subsequent negotiations of the definitive merger agreement.

On May 14, 2025, Celine and AMT commenced legal due diligence on DRC. The review encompassed, among other areas, corporate structure and governance, historical financing activities, data privacy and cybersecurity, intellectual property, material contracts, litigation, real and personal property, employment and labor matters, antitrust considerations, and regulatory compliance. Given the compressed timetable and DRC’s need to prepare a significant volume of documentation to meet both audit and diligence requirements, Ribbon’s management, outside counsel, DRC management, and the parties’ financial advisors agreed that the legal due diligence process would need to be substantially completed before Ribbon’s anticipated filing of the Registration/Proxy Statement on Form S-4.

Between May and June 2025, various transaction working groups were granted access to DRC’s virtual data room. Throughout this period, Ribbon, DRC, and their respective advisors exchanged emails, conducted conference calls, and written materials concerning DRC’s financial statement preparation, business and commercial plans, and the potential structure for implementing the business combination.

On May 26, 2025, Ribbon’s management and financial advisor held a joint conference call with DRC’s management and financial advisor, along with other members of the working group, to review the anticipated timeline for (i) negotiating and executing the definitive merger agreement, (ii) issuing a joint press release, (iii) filing a Current Report on Form 8-K, (iv) completing DRC’s audited financial statements, and (v) preparing and filing the Form S-4 registration/proxy statement.

On May 28, 2025, Anna Zhang and Ribbon’s tax advisor participated in a follow-up conference call with DRC’s management, financial advisor, and legal counsel focused on the proposed transaction structure, cross-border tax considerations, and the timing of the execution of the definitive merger agreement and related documentation.

On June 16, 2025, Celine circulated an initial draft of the BCA to the Ribbon team for internal review. On that same day, Celine circulated preliminary drafts of key transaction documents, including a working group list, transaction signing checklist, transaction step plan based on the proposed transaction and a customary list of Ancillary Agreements.

On June 16, 2025, Alliance Global Partners scheduled recurring weekly working group meetings to be held every Tuesday evening (Eastern Time), and the parties targeted early August 2025 as the anticipated signing date of the BCA and transaction documents. As the diligence and documentation process progressed, Celine sent a supplemental due diligence request list to DRC on June 20, 2025.

On June 25, 2025, King Kee Appraisal and Advisory Limited (King Kee”) presented its fairness opinion to the board of directors of Ribbon, concluding that the proposed transaction with DRC was fair from a financial point of view to Ribbon’s shareholders.

By June 20, 2025, DRC’s counsel, KPMG, provided comments on the Ancillary Agreements and BCA. Later that day, Celine and Anna Zhang had a conference call to discuss open items and signing logistics, including exchanging signature pages to the transaction documents.

The drafting process continued over the following days. On June 26, 2025, Anna Zhou and Celine held an internal meeting to discuss key terms of the BCA and review KPMG’s comments to the BCA.

On June 28, 2025, Celine sent an updated draft of the BCA, and the parties reached final agreement on the Ancillary Agreement and BCA. Celine also circulated an initial draft of the press release drafted to announce the signing of the BCA. KPMG returned comments on the draft press release that same day.

On June 28, 2025, Celine circulated written consents in lieu of a meeting to the boards of directors of Ribbon, enclosing all definitive and ancillary transaction documents. Throughout the day, representatives of Ribbon, Celine, KPMG, and DRC held multiple calls and virtual meetings to finalize the transaction documentation. That evening, Celine circulated the final version of the BCA, which was approved by all parties.

On June 30, 2025, King Kee delivered its final version of its fairness opinion to the board of directors of Ribbon, concluding that the transaction was deemed fair to the shareholders of Ribbon. On that same date, the parties executed the BCA and exchanged signature pages, officially entering into the Business Combination. On June 20, 2025 day, a press release was issued announcing the signing of the BCA. On July 1, 2025, the Current Report on Form 8-K regarding the transaction was filed.

Opinion of EntrepreneurShares LLC, as Fairness Opinion Provider to the Ribbon Board

Ribbon retained King Kee to render an opinion to the Ribbon Board as to the fairness, from a financial point of view to Ribbon and to the shareholders of the Total Consideration (as defined below) to be issued or paid to such shareholders in the Business Combination. For the purposes of this section, “Transaction Consideration” means the Ribbon Class A Ordinary Shares to be issued in exchange for the Pubco Common Stocks and Rights at the Merger Effective Time. During the past two years, there has not been any material relationship, nor is one mutually understood to be contemplated, between Ribbon, the Sponsor, or their respective affiliates and King Kee and its affiliates, and no compensation has been received or is to be received as a result of either King Kee’s engagement by Ribbon or any relationship between Ribbon, the Sponsor, or their respective affiliates and King Kee and its affiliates. No instructions were received from, nor were limitations imposed by Ribbon or its Sponsor to King Kee in rendering their Fairness Opinion.

Ribbon selected King Kee to provide a fairness opinion based on King Kee’ qualifications, experience and reputation. King Kee delivered its initial fairness opinion to the Ribbon Board, subsequently confirmed in writing on June 26, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering the fairness opinion, which is attached to this proxy statement/prospectus as Annex G and is hereby incorporated by reference. The fairness opinion confirmed that, as of June 26, 2025, the Transaction Consideration to be issued or paid to the shareholders of DRC is fair from a financial point of view to Ribbon and the shareholders of Ribbon. The fairness opinion does not constitute a recommendation to the relevant directors and officers of Ribbon or to any other persons in respect of the Business Combination, including as to how any holders of Ribbon Class A Ordinary Shares should vote or act in respect of the Business Combination.

The full text of the written opinion of King Kee delivered to the Ribbon Board, dated June 26, 2025, is attached as Annex G and incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by King Kee in rendering its opinion. Ribbon Shareholders are urged to, and should, read the opinion carefully and in its entirety. King Kee’ opinion was directed to the Ribbon Board and addressed only the fairness from a financial point of view to the Public Shareholders, as of the date of the opinion, of the aggregate consideration to be paid by Ribbon pursuant to the Business Combination Agreement. King Kee’ opinion did not address any other aspect or implications of the Business Combination and does not constitute an opinion, advice or recommendation as to how any Ribbon Shareholders should vote on any proposals presented to them. In addition, King Kee’ opinion did not in any manner address the prices at which the Ribbon common stock would trade following the consummation of the Business Combination or at any time. The summary of King Kee’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of King Kee’ written opinion attached as Annex G hereto.

In connection with its analyses in rendering the Opinion, King Kee, among other things:

•        Reviewed the financial terms and conditions of the proposed Business Combination set forth in the draft Business Combination Agreement circulated on June 20, 2025;

•        Reviewed certain operating and financial information, that were provided to King Kee by management of DRC;

•        Reviewed certain guideline public companies and precedent transactions which King Kee viewed as having attributes similar to the DRC;

•        Reviewed other publicly available industry information (i.e., various equity analyst reports, macroeconomic reports, and public information about guideline companies), available from databases such as S&P Capital IQ; and

•        Engaged in confirmatory discussions with Ribbon and DRC regarding the DRC’s business and key assumptions and risks associated with the DRC’s business plans.

For purposes of its analysis and the Opinion, King Kee assumed and relied upon the accuracy and completeness of the financial and other publicly available information, and all of the information supplied or otherwise made available to, discussed with or reviewed by King Kee, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information) and further relied upon the assurances of Ribbon management that they were not aware of any facts or circumstances that would make such information provided to King Kee inaccurate or misleading.

For purposes of its analysis and the fairness opinion, King Kee assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Business Combination Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement and that all conditions to the consummation of the Business Combination would be satisfied without waiver or modification thereof. King Kee further assumed, in all respects material to its analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Business Combination would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Business Combination or reduce the contemplated benefits to the holders of Ribbon Class A Ordinary Shares.

King Kee did not, in connection with the fairness opinion, conduct any physical inspection of properties or facilities associated with DRC. The fairness opinion is necessarily based upon information made available to King Kee as of June 20, 2025, and financial, economic, market, and other conditions as they existed and as could be evaluated as of that date and does not reflect any subsequent developments. King Kee does not have any obligation to update, revise or reaffirm the fairness opinion.

King Kee was not asked to opine on, and the fairness opinion does not express any views on, (i) any other terms of the Business Combination (except as expressly addressed herein), (ii) Ribbon’s underlying business decision to proceed with or effect the Business Combination, (iii) the merits of the Business Combination relative to any alternative transaction or business strategy that may be available to Ribbon, (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Ribbon or the DRC in the Business Combination, or relative to or in comparison with the Total Consideration paid to shareholders of Ribbon, (v) the fairness of the Business Combination to any particular group or class of securities, creditors, or other constituencies of Ribbon, other than those set forth in the Opinion or (vi) the solvency, creditworthiness or fair value of DRC or any other participant in the Business Combination under any applicable laws relating to bankruptcy, insolvency or similar matters.

Set forth below is a summary of the material financial analyses carried out by King Kee, in connection with King Kee rendering the Opinion. The following summary, however, does not purport to be a complete description of the analyses performed by King Kee. The order of the analyses described, and the results of these analyses do not represent relative importance or weight given to these analyses by King Kee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 26, 2025 and is not necessarily indicative of current market conditions.

Summary of King Kee’s Financial Analysis of DRC

In arriving at the assessed value, King Kee have considered three generally accepted approaches, namely, market approach, cost approach and income approach

Market Approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach. Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used. However, one has to be wary of the hidden assumptions in those inputs as there are inherent assumptions on the value of those comparable assets. It is also difficult to find comparable assets. Furthermore, this approach relies exclusively on the efficient market hypothesis.

Cost Approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation or obsolescence present, whether arising from physical, functional or economic causes. The cost approach generally furnishes the most reliable indication of value for assets without a known secondary market. Despite the simplicity and transparency of this approach, it does not directly incorporate information about the economic benefits contributed by the subject asset.

Income Approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the project than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar project with a similar risk profile.This approach allows for the prospective valuation of future profits and there are numerous empirical and theoretical justifications for the present value of expected future cash flows. However, this approach relies on numerous assumptions over a long-time horizon and the result may be very sensitive to certain inputs. It also presents a single scenario only.

Major Assumptions

Assumptions considered to have significant sensitivity effects in this analysis have been evaluated in order to provide a more accurate and reasonable basis for arriving at our assessed value, the following key assumptions have been made:

The facilities and systems proposed are assumed to be sufficient for future expansion in order to realize the growth potential of the business and maintain a competitive edge.

There will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of DRC.

The projected business performance can be achieved with the effort of the management of DRC.

The financial and operational information provided to us by DRC is true and accurate.

There are no hidden or unexpected conditions associated with the assets valued that might adversely affect the reported value. Further, we assume no responsibility for changes in market conditions after the date of the transaction.

The information and other material (financial and otherwise) provided orally by, or in the presence of, an officer of DRC or in writing by DRC, or its agents to King Kee relating to DRC or any of its respective subsidiaries or the transaction for the purpose of preparing the fairness opinion was, at the date such information was provided to King Kee, is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of DRC, its subsidiaries or the transaction and did not and does not omit to state a material fact in respect of DRC, its subsidiaries or the transaction necessary to make such information not misleading in light of the circumstances under which it was made or provided.

Since the dates on which information was provided to King Kee by DRC, except as subsequently disclosed in writing to King Kee or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of DRC or any of its subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this fairness opinion.

There will be no material change in the financial condition of DRC as at the date of the Merger Agreement from that as indicated by the latest historical financial statements provided to King Kee.

Further, in preparing this fairness opinion, in addition to the facts and conclusions contained in the information, the completion of the transaction is subject to a number of conditions outside the control of Ribbon and DRC, and King Kee has assumed all conditions precedent to the completion of the transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification.

The fairness opinion is limited to the fairness, from a financial point of view, of the transaction to Ribbon’s public shareholders and King Kee expresses no opinion as to any alternative transaction. King Kee expresses no opinion as to the fairness of the transaction relative to the consideration offered under any proposed alternative transaction. This fairness opinion does not constitute a recommendation to any shareholder of Ribbon as to how such shareholder should vote with respect to the transaction. Furthermore, King Kee has not been asked to address, and this fairness opinion does not address, the fairness of the transaction to the holders of any class of securities of Ribbon other than the holders of Ribbon‘s securities.

Based on the derived valuation range of approximately $320 Million to $380 Million, the transaction based on a pre-money total enterprise value of $350 million fell within the derived valuation range and was deemed to be fair from a financial point of view under this methodology.

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by King Kee and is qualified in its entirety by reference to the full text of the fairness opinion, which is as attached as Annex G to this proxy statement/prospectus. In connection with the evaluation of the Transaction Consideration, King Kee performed a variety of financial and comparative analyses for the purpose of rendering the fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the fairness opinion. In arriving at its fairness determination, King Kee considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of the fairness opinion. Rather, King Kee made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, King Kee may have given certain analyses and factors more or less weight than others and may have deemed certain assumptions more or less probable than others. As a result, the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of King Kee with respect to the actual value of the potential future value of DRC. Further, King Kee’ analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ribbon, DRC, or their respective officers, managers and advisors.

Ribbon retained King Kee to render an opinion to the Ribbon Board as to the fairness, from a financial point of view to Ribbon and to the shareholders of Ribbon of the Transaction Consideration to be issued or paid to such shareholders in the Business Combination. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. The results, information and estimates contained in these analyses are not intended to be, and should not be interpreted or construed as, indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, King Kee’ analysis is dependent entirely on information, that was provided to King Kee by DRC, without independent verification by King Kee. Illustrative information, business plans, prospects and other information that was used in, and the results derived from, King Kee’ analyses are inherently subject to substantial uncertainty, and King Kee assumes no responsibility if future results are materially different from those forecasted in such estimates.

Fees and Expenses

As compensation for King Kee’ service in connection with the rendering the fairness opinion to the Ribbon Board, Ribbon agreed to pay King Kee a fee of $70,000.

Ribbon Board’s Reasons for the Approval of the Business Combination

The Ribbon Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the number and complexity of those factors, the Ribbon Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Additionally, individual directors may have given different weight to different factors. The Ribbon Board viewed its decision as being a business judgment that was based on all of the information available and the factors presented to and considered by it. This explanation of Ribbon’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding “Forward-Looking Statements.”

The Ribbon Board, before reaching its unanimous decision to recommend the Business Combination to the Ribbon Shareholders, reviewed in detail information and analyses provided to the Ribbon Board by Ribbon management and advisors engaged by Ribbon. In reaching its decision, Ribbon considered a range of strategic, financial, and operational factors. Chief among these was the alignment of DRC’s business with a targeted sector focus, which Ribbon believed was scalable and tangible. Ribbon believed that DRC operates within a segment of the healthcare and biotechnology industry that complements Ribbon’s platform and long-term strategic objectives.

Ribbon also believed DRC demonstrated the ability to generate consistent revenue and cash flow, which Ribbon viewed as indicative of both financial stability and the potential to support growth initiatives following the combination. This operational performance, combined with DRC’s robust business model, contributed to the Ribbon’s view that the proposed transaction would create a solid foundation for a combined company with sustainable long-term prospects.

In addition, Ribbon placed weight on DRC’s expressed willingness and preparedness to cooperate with Ribbon throughout the transaction process. Ribbon considered DRC’s responsiveness during due diligence, its timely provision of financial and operational information, and its readiness to address questions and requests from Ribbon’s management and advisors. This demonstrated cooperation provided the Board with confidence that the Business Combination could be completed within the expected timeframe, which was important given the planned filing of the Registration Statement on Form S-4 and related SEC timelines.

Ribbon also considered the advice and analyses provided by Ribbon’s legal and financial advisors, including independent evaluations of the strategic rationale, potential synergies, valuation, and risks associated with the proposed transaction. After careful deliberation of these factors, the Ribbon Board concluded that proceeding with the Business Combination was in the best interests of Ribbon and its stockholders, reflecting both the strategic fit of DRC and Ribbon’s confidence in the ability to execute the transaction successfully. Additionally, the Ribbon Board obtained a fairness opinion from King Kee.

Satisfaction of 80% Test

Pursuant to the Nasdaq listing rules, any business acquired by Ribbon have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of DRC generally used to approve the transaction, Ribbon Board determined that this requirement was met. Ribbon Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Ribbon and its shareholders and appropriately reflected DRC’s value. Ribbon Board considered all of the factors described above and the fact that the Aggregate Consideration to be paid by Ribbon was the result of arm’s length negotiations with DRC. As a result, Ribbon Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account. In addition, Ribbon board also considered the opinion provided by King Kee to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, DRC had a fair market value equal to at least 80% of the net assets of the Trust Account.

Redemption Rights

In connection with a business combination, public shareholders will have the right to convert their shares into an amount equal to (1) the number of public shares being converted by such public holder divided by the total number of public shares multiplied by (2) the amount then in the trust account (initially $10.00 per share or 100.0% of the gross proceeds from this offering), which includes the deferred underwriting discounts and commissions plus a pro rata portion of any interest earned on the funds held in the trust account less any amounts necessary to pay our taxes. At any meeting called to approve an initial business combination, public shareholders may elect to convert their shares regardless of whether or not they vote to approve the business combination or abstain from voting.

Whether Ribbon elects to effectuate our initial business combination via shareholder vote or tender offer, we may require public shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to convert to our transfer agent or to deliver the shares they are seeking to convert to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the conversion price, it could sell its shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the converting holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to convert is irrevocable once the business combination is completed.

Pursuant to Ribbon’s amended and restated memorandum and articles of association Ribbon is required to give a minimum of only five days’ notice for each general meeting. As a result, if Ribbon requires public shareholders who wish to convert their Ordinary Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain our securities when they otherwise would not want to.

Material U.S. Federal Income Tax Consequences of the Business Combination to Ribbon Shareholders

The following summary is a discussion of material U.S. federal income tax considerations, with respect to U.S. holders of Ribbon Ordinary Shares or Ribbon Rights, of the Domestication, the exercise of redemption rights and the Merger and with respect to non-U.S. holders (as defined below) the ownership and disposition of Pubco Common Stock and Pubco Rights after the Domestication and Merger. This section applies only to holders that hold their Ribbon Ordinary Shares, Ribbon Rights or Pubco Common Stock, and Pubco Rights as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor or its affiliates, representatives, employees or other stakeholders.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of tax accounting with respect to Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights;

•        persons holding Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights under constructive sale provisions of the Code;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners in such entities;

•        holders who are controlled foreign corporations or PFICs;

•        regulated investment companies;

•        real estate investment trusts;

•        persons who acquired Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•        persons owning (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of, or 10% or more of the total value of all classes of shares of, the Ribbon or Pubco, except to the extent otherwise discussed herein;

•        U.S. holders that hold their Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights through a non-U.S. broker or other non-U.S. intermediary;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code;

•        individual retirement or other tax-deferred accounts; or

•        tax-exempt entities.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication, an exercise of redemption rights and the Merger to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).

This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or foreign taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication, an exercise of redemption rights, the Merger, or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Ribbon Ordinary Shares, Ribbon Rights, Pubco Common Stock or Pubco Rights that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person.

Consequences of the Domestication to U.S. Holders — F Reorganization

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, the Ribbon will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, after the Domestication will change its name to [    ]

The Domestication will qualify as an F Reorganization for U.S. federal income tax purposes. Based upon customary assumptions, as well as certain representations made by, and covenants and undertakings of, the Ribbon, it is the opinion of Celine & Partners PLLC that the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. However, the completion of the Domestication is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Domestication, and none of the parties to the Merger intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Domestication. If any of the facts, assumptions, representations, covenants or undertakings by the Ribbon are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected and the U.S. federal income tax consequences of the Domestication could differ from those described herein. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as the Ribbon, including whether such a conversion is viewed for U.S. federal income tax purposes as a transaction involving two or more “investment companies” (for which tax-deferred “reorganization” treatment would not be available), this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

U.S. holders will not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “— Effect of Section 367 of the Code to U.S. Holders” and “— PFIC Considerations — Effect of PFIC Rules on the Domestication”, and the Domestication will be treated for U.S. federal income tax purposes as if the Ribbon (i) transferred all of its assets and liabilities to the Surviving Company in exchange for all of the outstanding common stock and rights of the Surviving Company; and (ii) then distributed the common stock and rights of the Surviving Company to the shareholders and rights holders of the Ribbon in liquidation of the Ribbon. The taxable year of the Ribbon will be deemed to end on the date of the Domestication.

As the Domestication will qualify as an F Reorganization: (i) the tax basis of a share of Pubco Common Stock or Pubco Rights received by a U.S. holder in the Domestication will equal the U.S. holder’s adjusted tax basis in the Ribbon Ordinary Shares or Ribbon Rights, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Pubco Common Stock or Pubco Rights received by a U.S. holder will include such U.S. holder’s holding period for the Ribbon Ordinary Shares or Ribbon Rights surrendered in exchange therefor.

In the event the Domestication fails to qualify as an F Reorganization, a U.S. holder would recognize gain or loss with respect to its Ribbon Ordinary Shares or Ribbon Rights in an amount equal to the difference between the fair market value of the shares of Pubco Common Stock or Pubco Rights received in the Domestication and the U.S. holder’s adjusted tax basis in its Ribbon Ordinary Shares or Ribbon Rights surrendered in the Domestication. In such event, such U.S. holder’s basis in the shares of Pubco Common Stock or Pubco Rights would be equal to their fair market value on the date of the Domestication, and such U.S. holder’s holding period for such shares of Pubco Common Stock or Pubco Rights would begin on the day following the date of the Domestication. Shareholders who hold different blocks of Ribbon Ordinary Shares or Ribbon Rights (generally, ordinary shares and rights of the Ribbon purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES OF THE DOMESTICATION AND AN EXERCISE OF REDEMPTION RIGHTS TO THEM.

Effect of Section 367 of the Code to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will apply to U.S. holders of Ribbon Ordinary Shares on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

U.S. Holders That Own Ribbon Ordinary Shares with a Fair Market Value of $50,000 or More And Less Than 10 Percent of the Ribbon Ordinary Shares

Subject to the discussion under “— PFIC Considerations” below, any U.S. holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules) Ribbon Ordinary Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Ribbon Ordinary Shares entitled to vote and less than 10% of the total value of all classes of Ribbon Ordinary Shares will recognize gain (but not loss) with respect to the common stock received in the Domestication unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Any such gain would be equal to the excess of the fair market value of such common stock received over the U.S. holder’s adjusted tax basis in the Ribbon Ordinary Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain and should be long-term capital gain if the U.S. holder held the Ribbon Ordinary Shares for longer than one year. A U.S. holder’s ownership of Ribbon Rights will be taken into account in determining such U.S. holder’s percentage ownership of Ribbon Ordinary Shares. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.

In lieu of recognizing any gain as described in the preceding paragraph, such a U.S. holder may instead elect to include in income all earnings and profits amount attributable to its Ribbon Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and must include, among other things:

•        a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•        a complete description of the Domestication;

•        a description of any stock, securities or other consideration transferred or received in the Domestication;

•        a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

•        a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from the Ribbon (or Pubco) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s Ribbon Ordinary Shares, and (B) a representation that the U.S. holder has notified the Ribbon (or Pubco) that the U.S. holder is making the election; and

•        certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. holder must send notice of making the election to Surviving Company no later than the date such tax return is filed. In connection with this election, the Ribbon intends to provide each U.S. holder eligible to make such an election with information regarding the Ribbon’s earnings and profits upon request. At the time of the Domestication, the Ribbon expects to have cumulative earnings and profits stemming from interest earned to the Trust Account, the amount of which will be based on prevailing interest rates, and such amounts of earnings and profits may be material.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE ELECTION DESCRIBED ABOVE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own Ribbon Ordinary Shares with a Fair Market Value of Less Than $50,000

Subject to the discussion in “— PFIC Considerations” below, a U.S. holder who, at the time of the Domestication, beneficially owns (or is considered to own) Ribbon Ordinary Shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and will not be required to include any part of all earnings and profits amount in income.

Tax Consequences for U.S. Holders of Ribbon Rights

Subject to the considerations described above relating to a U.S. holder’s ownership of Ribbon Rights being taken into account in determining whether such U.S. holder owns less than 10% of the Ribbon Ordinary Shares for purposes of Section 367(b) of the Code, and the discussion in “— PFIC Considerations” below, a U.S. holder of Ribbon Rights should not be subject to U.S. federal income tax with respect to the exchange of Ribbon Rights for Pubco Rights as a result of the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION TO THEM, INCLUDING WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE.

PFIC Considerations

In addition to Section 367(b) of the Code, the Domestication may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if the Ribbon is or ever was a PFIC under Section 1297 of the Code (as discussed further in “PFIC Considerations — Effect of PFIC Rules on the Domestication” below).

General.    A foreign corporation will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if either:

•        at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or

•        at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because Ribbon is a blank check company with no current active business and based upon the composition of its income (i.e., interest) and assets (i.e., cash) and upon a review of its financial statements, Ribbon believes that it is likely classified as a PFIC.

Consequences if a PFIC.    If Ribbon is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Ribbon Ordinary Shares or Ribbon Rights and, in the case Ribbon Ordinary Shares, such U.S. holder did not make a timely qualified electing fund (“QEF”) election for Ribbon’s first taxable year as a PFIC in which such U.S. holder held (or was deemed to hold) such Ribbon Ordinary Shares (or a QEF election along with a “purging election”) or did not make a timely mark-to-market election as discussed below, then as described below, such U.S. holder will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its Ribbon Ordinary Shares or Ribbon Rights; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Ribbon Ordinary Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Ribbon Ordinary Shares).

Under these rules:

•        the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Ribbon Ordinary Shares or Ribbon Rights;

•        the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which the Ribbon is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•        the interest charge applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

Any “all earnings and profits amount” included in income by a U.S. holder as a result of the Domestication under Section 367 of the Code, as discussed above, would be treated as gain subject to these rules.

QEF Election.    In general, if the Ribbon is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its Ribbon Ordinary Shares by making a timely QEF election to include in income its pro rata share of the Ribbon’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed (unless an election is made), in each taxable year of the U.S. holder in which or with which the Ribbon’s taxable year ends. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from the Ribbon. Upon written request, the Ribbon will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election, but there can be no assurance that we have provided or that we will timely provide such required information.

A U.S. holder may not make a QEF election with respect to its Ribbon Rights. As a result, if a U.S. holder of Ribbon Rights sells or otherwise disposes of such Ribbon Rights, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if the Ribbon were a PFIC at any time during the period the U.S. holder held the Ribbon Rights.

Mark-to-Market Election.    Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Ribbon Ordinary Shares and for which the Ribbon is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect of its Ribbon Ordinary Shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its Ribbon Ordinary Shares at the end of its taxable year over the adjusted basis in its Ribbon Ordinary Shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ribbon Ordinary Shares over the fair market value of its Ribbon Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its Ribbon Ordinary Shares will be adjusted to reflect any such income or loss amounts, and the required income inclusions as well as any further gain recognized on a sale or other taxable disposition of the Ribbon Ordinary Shares will be treated as ordinary income. Any amount allowed as a deduction under the mark-to-market regime will be treated as an ordinary loss. Currently, a mark-to-market election may not be made with respect to rights, including Ribbon Rights.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which Ribbon Ordinary Shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Ribbon Ordinary Shares under their particular circumstances.

Effect of PFIC Rules on the Domestication.    Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC, such as the Ribbon Rights) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code, or the “Proposed Regulations”, were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of Ribbon Ordinary Shares or Ribbon Rights for Pubco Common Stock or Pubco Rights received in the Domestication if the Ribbon were classified as a PFIC at any time during such U.S. holder’s holding period in Ribbon Ordinary Shares or Ribbon Rights. Therefore, U.S. holders of Ribbon Ordinary Shares that have not made a timely QEF election or mark-to-market election (as described above) and U.S. holders of Ribbon Rights may, pursuant to the Proposed Regulations, be subject to taxation on the Domestication to the extent their shares have a fair market value in excess of their tax basis. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of Ribbon Ordinary Shares or Ribbon Rights should consult its tax advisors concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effect to U.S. Holders of Ribbon Ordinary Shares Exercising Redemption Rights

This section is addressed to U.S. holders of Ribbon Ordinary Shares (which will be exchanged for common stock in the Domestication) that elect to exercise redemption rights to receive cash in exchange for Ribbon Ordinary Shares and is subject in its entirety to the discussion of the Domestication, the PFIC rules and Section 367 of the Code as discussed above.

The U.S. federal income tax consequences to a U.S. holder of Ribbon Ordinary Shares (which become common stock in the Domestication) that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s common stock redeemed, the holder will recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed (which basis will depend on the treatment of the Domestication, including under Section 367 of the Code and the PFIC rules, as described above).

Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. holder (including any shares constructively owned by the U.S. holder as a result of owning warrants) relative to all common stock outstanding both before and after the redemption (which will include any common stock issued under the Nasdaq Proposal). The redemption of common stock will be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in the Pubco or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only common stock actually owned by the U.S. holder, but also common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any warrants by such U.S. holder.

In order to meet the substantially disproportionate test, the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80% of the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. Prior to the Merger, the Ribbon Ordinary Shares and common stock may not be considered voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. holder are redeemed or (ii) all of the common stock actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other common stock and otherwise complies with specific conditions. In order for the redemption of common stock to not be essentially equivalent to a dividend, the redemption must result in a “meaningful reduction” of the U.S. holder’s proportionate interest in the Pubco. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in the Pubco will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption does not qualify as a sale of the common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from the Pubco. Such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will be applied against and reduce the U.S. holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed common stock will be added to the U.S. holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other common stock constructively owned by such holder.

Because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the U.S. federal income tax rules relating to PFICs as a result of the Domestication discussed further above.

U.S. holders who directly, indirectly, or constructively own five percent or more of stock of the Pubco (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.

All U.S. holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.

Tax Consequences to U.S. Holders of Common Stock and Warrants of the Merger

A U.S. holder that holds Pubco Common Stock and Pubco Rights after the Domestication should not recognize gain or loss for U.S. federal income tax purposes solely as a result of the Merger.

Material U.S. Federal Income Tax Consequences to Redemption

Non-U.S. Holders

The following describes material U.S. federal income tax considerations relating to the ownership and disposition of Pubco Common Stock and Pubco Rights by a non-U.S. holder after the Domestication and Merger. A “non-U.S. holder” is a beneficial owner of Pubco Common Stock or Pubco Rights that is, for U.S. federal income tax purposes:

•        a non-resident alien individual;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Such term, however, generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Pubco Common Stock or Pubco Rights.

Effects of the Domestication to Non-U.S. Holders

Ribbon does not expect the Domestication to result in any material U.S. federal income tax consequences to non-U.S. holders of Ribbon Ordinary Shares or Ribbon Rights.

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act, set forth in Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”), foreign financial institutions (which include hedge funds, private equity funds, mutual funds and any other investment vehicles regardless of their size) must comply with information reporting rules with respect to their U.S. account holders and investors or bear a withholding tax on certain payments made to them (including such payments made to them in their capacity as intermediaries). Generally, if a foreign financial institution or certain other foreign entity does not comply with these reporting requirements, “withholdable payments” to the noncomplying entity will be subject to a 30% withholding tax. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. This withholding tax will apply to a non-compliant foreign financial institution regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax.

Withholding under FATCA will generally apply payments of dividends on Pubco Common Stock to foreign financial institutions that are not in compliance with FATCA. The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or disposition of equity interests. In its preamble to the proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Similar withholding requirements to the foregoing apply to dividends on and, subject to the proposed regulations, gross proceeds from the sale of, Pubco Common Stock held by an investor that is a non-financial foreign entity unless such entity provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn be required to provide to the Secretary of the Treasury.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Each non-U.S. holder is urged to consult its tax advisor regarding these rules and whether they may be relevant to such non-U.S. holder’s ownership and disposition of Pubco Common Stock and Pubco Rights.

Foreign entities located in jurisdictions that have entered into intergovernmental agreements with the United States in connection with FATCA may be subject to different rules. All holders are urged to consult with their tax advisors regarding the possible implications of the above rules under, or related to, FATCA on their investment in Pubco Common Stock or Pubco Rights.

Material U.S. Federal Income Tax Consequences of the Business Combination for DRC Shareholders

Anticipated Accounting Treatment

The Business Combination will be treated by Ribbon as a “reverse merger” in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For accounting purposes, DRC is considered to be acquiring Ribbon in this transaction. Therefore, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which DRC is issuing stock for the net assets of Ribbon. The net assets of Ribbon will be stated at historical cost, with no goodwill or other intangible assets recorded. The post-acquisition financial statements of Ribbon will show the combined balances and transactions of Ribbon and DRC as well as comparative financial information of DRC (the acquirer for accounting purposes).

Regulatory Matters

The Merger Agreement and the transactions contemplated by the Merger Agreement are not subject as a closing condition to any additional federal, state or foreign regulatory requirement or approval, except for (i) the expiration or termination of applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodio Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and (ii) filings with the registrar of the Cayman Islands necessary to effectuate the transactions contemplated by the Merger Agreement and the respective plans of merger.

Appraisal Rights

Shareholders of Ribbon do not have appraisal rights in connection with the Business Combination under the DGCL.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ribbon Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

Recommendation of the Board

THE RIBBON BOARD RECOMMENDS THAT THE RIBBON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSALS 4: THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

Assuming each of the condition precedent Proposals, including the Business Combination Proposal, is approved, Ribbon will become domesticated as a corporation under the laws of the State of Delaware and, as a result, replace the second amended and restated memorandum and articles of association with the Proposed Certificate of Incorporation and the Proposed Bylaws, in each case, in accordance with the DGCL. Under the Business Combination Agreement, approval of the Organizational Documents Proposal is a condition to the Closing.

Ribbon is seeking shareholder approval, by special resolution under the Companies Act, of the Organizational Documents Proposal in connection with the replacement of the second amended and restated memorandum and articles of association. The Organizational Documents differ materially from the second amended and restated memorandum and articles of association. The following is a summary of the key changes effected by the Organizational Documents, which summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex [    ] to this proxy statement/prospectus, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex [    ] to this proxy statement/prospectus.

Vote Required for Approval

The approval of the Organizational Documents Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of Ribbon’s Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The Organizational Documents Proposal is conditioned on the approval of each of the above Proposals. Therefore, if any of the above Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by the requisite holders of Ribbon ordinary shares.

Recommendation of the Board

THE RIBBON BOARD UNANIMOUSLY RECOMMENDS THAT RIBBON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL 5: THE NASDAQ PROPOSAL

Overview

Pursuant to Rule 5635 of the Nasdaq Listing Rules, stockholder approval is required prior to the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock), which equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. Additionally, under Rule 5635 of the Nasdaq Listing Rules, stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of Ribbon.

Upon the consummation of the Business Combination, Ribbon expects to issue an estimated [    ] shares of the Pubco Common Stocks in connection with the Business Combination.

Accordingly, the aggregate number of shares of Ribbon Ordinary Shares that the Pubco will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of Ribbon Ordinary Shares outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Listing Rule 5635. For these reasons, Ribbon is seeking the approval of Ribbon stockholders for the issuance of shares of Pubco’s Common Stock (and securities convertible into or exercisable for Common Stock) pursuant in connection with the Business Combination.

Effect of the Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, we expect to issue approximately [    ] shares of Pubco Class A Common Stock to holders of DRC Common Stock, representing approximately [    ]% of the issued and outstanding shares of Pubco Class A Common Stock (based on [    ] shares being issued or held by other Pubco stockholders and 50% redemption of Pubco Common Stock) upon the Closing subject to adjustment based on the adjustment for indebtedness (net of cash) set forth in the Business Combination Agreement.

The issuance of the shares of Ribbon Ordinary Shares described above would result in significant dilution to Ribbon stockholders and result in Ribbon stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Clover Leaf.

In the event that this Proposal is not approved by Ribbon Shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by Ribbon Shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Pubco Common Stocks pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Common Stocks.

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution, being a resolution passed by the holders of a majority of the holders of Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the Proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the Required Proposals.

Recommendation of the Board

THE RIBBON BOARD UNANIMOUSLY RECOMMENDS THAT RIBBON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL 6: THE INCENTIVE PLAN PROPOSAL

Overview

The purpose of the 2025 Stock Incentive Plan is to enhance Pubco’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which it competes. Such awards also are crucial to Pubco’s ability to motivate employees to achieve its business goals.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the holders of Ribbon Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the Proposal.

The Incentive Plan Proposal is conditioned on the approval and adoption of each of the Required Proposals.

Recommendation of the Board

THE RIBBON BOARD UNANIMOUSLY RECOMMENDS THAT RIBBON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL 7: THE DIRECTOR ELECTION PROPOSAL

Upon the closing of the Business Combination, the Pubco Board will consist of five (5) directors. The election of the seven (7) director nominees is contingent upon the Closing of the Business Combination.

At the Extraordinary General Meeting, it is proposed that five directors will be elected to be the directors of Pubco Board to take office upon consummation of the Business Combination. It is proposed that the Pubco Board will consist of the following directors:

1)      Narumi Okazaki

2)      Kazuyuki Takasu

3)      Takaya Kobayashi

4)      Yuri Yoshida

5)      [    ]

Vote Required for Approval

The approval of the Director Election Proposal will require an ordinary resolution, being a resolution passed by the holders of a majority of the Ribbon Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

Following consummation of the Business Combination, the election of directors of the Pubco will be governed by its charter documents and the laws of the State of Delaware.

Recommendation of the Board

THE RIBBON BOARD RECOMMENDS THAT RIBBON SHAREHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL AND THE ELECTION OF EACH OF THE NOMINEES NAMED THEREIN.

PROPOSAL 8: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the Ribbon Board to adjourn the Extraordinary General Meeting to a later date or dates, at the determination of the Ribbon Board. In no event will the Ribbon Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by Ribbon Shareholders, the Ribbon Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Vote Required

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

THE RIBBON BOARD RECOMMENDS THAT RIBBON SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF PRESENTED.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined ﬁnancial information presents the combination of the ﬁnancial information of DRC and SPAC adjusted to give effect to the Business Combination and related transactions. It is provided to aid you in your analysis of the financial aspects of the transactions. Deﬁned terms included below have the same meaning as terms deﬁned and included elsewhere in this Registration Statement/Proxy Statement.

The following unaudited pro forma condensed combined ﬁnancial information has been prepared in accordance with Article 11 of Regulation S-X.

The historical ﬁnancial information of DRC was derived from the audited ﬁnancial statements of DRC as at and for the year ended July 31, 2024, and unaudited condensed financial statements of DRC as at and for the six months ended January 31, 2025. The historical ﬁnancial information of SPAC was derived from the audited ﬁnancial statements of SPAC as at and for the year ended December 31, 2024, and unaudited condensed financial statements of SPAC as at and for the three months ended March 31, 2025. Such ﬁnancial statements are included elsewhere in this Registration Statement/Proxy Statement. This information should be read together with DRC’s and SPAC’s ﬁnancial statements and related notes, the sections entitled “SPAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other ﬁnancial information included elsewhere in this Registration Statement/Proxy Statement.

The unaudited pro forma condensed combined balance sheet is presented as of January 31, 2025, and the unaudited pro forma condensed combined statements of operations is presented for the year ended July 31, 2024, and for six months ended January 31, 2025. The unaudited pro forma condensed combined balance sheet as of January 31, 2025, gives pro forma effect to the Transactions as if they had been consummated as of January 31, 2025, the beginning of the earliest period presented. The unaudited pro forma condensed combined statements of operations for the year ended July 31, 2024, and for six months ended January 31, 2025, gives pro forma effect to the Transactions as if they had occurred as of August 1, 2023, the beginning of the earliest period presented.

Description of the Transactions

On June 30, 2025, SPAC, entered into a Business Combination Agreement by and among DRC Medicine Inc., a Delaware Corporation (“Pubco”), DRC Medicine Ltd. a Japanese corporation (“DRC”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which, the SPAC will be merged with and into Merger Sub, as a result of which Merger Sub will be the surviving company and a wholly-owned subsidiary of Pubco.

Pursuant to the Business Combination Agreement, at the Merger Effective Time, (i) the DRC Shareholders shall conduct an exchange with the then-holders of Pubco Common Stock, whereby each DRC Common Share issued and outstanding prior to the Merger Effective Time shall be exchanged for the right to receive a number of shares of Pubco Common Stock equal to the Consideration Ratio; (ii) all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the SPAC and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the surviving company, which shall include the assumption by the surviving company of any and all agreements, covenants, duties and obligations of the Parent and the Merger Sub set forth in this Agreement to be performed after the Closing; (iii) every issued and outstanding SPAC Unit shall be separated automatically into each’s individual components of one share of SPAC Common Stock and one-seventh (1/7) of one SPAC Right, and all SPAC Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist; (iv) each SPAC Class B Common Stock that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Common Stock in accordance with the terms of the SPAC Articles and each SPAC Class B Common Stock shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist, and each holder of SPAC Class B Common Stock shall thereafter cease to have any rights with respect to such shares; (v) each share of

SPAC Class A Common Stock issued in connection with the SPAC Class B Conversion and held as a result of the unit separation that is issued and outstanding shall be cancelled in exchange for the right to receive one (1) share of Pubco Common Stock. All shares of Parent Class A Common Stock shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of SPAC Class A Common Stock shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration.

Under the Business Combination Agreement, the base equity value of DRC is $350,000,000 and will be paid entirely in shares, comprised of newly issued ordinary shares of the Pubco, with each share valued at the Per Share Price.

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on DRC shareholders expecting to have a majority of the voting power of the combined company, DRC comprising the ongoing operations of the combined entity, DRC comprising a majority of the governing body of the combined company, and DRC’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of DRC issuing share for the net assets of SPAC, accompanied by a recapitalization. The net assets of SPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of DRC.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”).

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination had occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma Transaction Accounting Adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

SPAC has a fiscal year end of December 31, while DRC has a fiscal year end of July 31, accordingly the most recent period ended balance sheet date for DRC is January 31, 2025. As DRC has been determined to be the accounting acquirer, its latest balance sheet date was used for pro forma presentation (January 31, 2025) and their prior fiscal year end was used for prior annual period presentation. According to SEC Regulation S-X, when the acquiree’s year end is more than one quarter different than the registrant’s year end, the acquirer combines its annual income statement with the acquiree’s for a 12-month period that ends within one quarter of the registrant’s year end. Accordingly, in the pro forma financial statements the following periods have been combined:

•        Historical balance sheet of Pubco as of January 31, 2025, historical balance sheet of DRC as of January 31, 2025 and historical balance sheet of SPAC as of March 31, 2025.

Historical statement of operations of DRC for the six months ended January 31, 2025 and for the fiscal year ended July 31, 2024;

Historical statement of operations of SPAC for the six months ended March 31, 2025, which derived by subtracting the financial result for the nine months ended September 30, 2024 from the combined financial results for the three months ended March 31, 2025 and the fiscal year ended December 31, 2024;

Historical statement of operations of SPAC for the period from July 17, 2024 (inception) through September 30, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•        the historical unaudited condensed financial statements of SPAC as of and for the three months ended March 31, 2025, which are included in SPAC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on May 15, 2025, the historical unaudited condensed financial statements of SPAC as of and for the period from July 17, 2024 (inception) through September 30, 2024, which are included in SPAC’s Prospectus on Form 424B4, filed with the SEC on January 16, 2025, the historical audited financial statements of SPAC as of and for the year ended December 31, 2024, which are included in SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025.

•        the historical audited financial statements of DRC., as of and for the year ended July 31, 2024, and historical unaudited financial statements of DRC, as of and for the six months ended January 31, 2025, each of which are included elsewhere in this report.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Pubco, DRC and SPAC have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco and Merger Sub accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption into cash of SPAC’s ordinary shares:

•        Scenario 1 — No Redemption Scenario: This scenario assumes that there are no SPAC Shareholders exercise redemption rights with respect to their SPAC Public Shares in connection with the Business Combination;

•        Scenario 2 — Intermediate Redemption Scenario: This scenario assumes that SPAC Shareholders holding 2,500,000 SPAC Public Shares, representing 50% of 5,000,000 SPAC Public Shares remaining outstanding after the Extension Meeting, will exercise redemption rights in connection with the Business Combination; and

•        Scenario 3 — Maximum Redemption Scenario: This scenario assumes that SPAC Shareholders holding 4,357,068 SPAC Public Shares will exercise their redemption rights in connection with the Business Combination, resulting in SPAC maintaining $5,000,001 of net tangible assets at Closing of the Business Combination.

In each scenario described above, the presentation assumes that Pubco has acquired all issued and outstanding Company Shares.

	Assuming No Redemptions		Assuming Intermediate (50%) Redemptions(1)		Assuming Maximum (87.1%) Redemptions(2)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
DRC Shareholders	33,250,000	78.72%	33,250,000	83.67%	33,250,000	87.77%
DRC Consultant(3)	1,750,000	4.14%	1,750,000	4.40%	1,750,000	4.62%
SPAC Public Shareholders	5,000,000	11.84%	2,500,000	6.29%	642,932	1.70%
Holders of SPAC Founder Shares	1,470,000	3.48%	1,470,000	3.70%	1,470,000	3.88%
Financial advisory(4)	25,000	0.06%	25,000	0.06%	25,000	0.07%
Holders of SPAC Public Rights(5)	714,286	1.69%	714,286	1.80%	714,286	1.89%
Holders of SPAC Private Rights(5)	31,429	0.07%	31,429	0.08%	31,429	0.08%
Pro forma ordinary shares of the Post-Closing Company	42,240,715	100%	39,740,715	100%	37,883,647	100%

____________

(1)      Assumes that 2,500,000 Public Shares are redeemed for aggregate redemption payments of approximately $25.21 million, assuming a $10.08 per share redemption price and based on funds in the Trust Account as of March 31, 2025.

(2)      Assumes that 4,357,068 Public Shares are redeemed for aggregate redemption payments of approximately $43.94 million, assuming a $10.08 per share redemption price and based on funds in the Trust Account as of March 31, 2025. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumptions that following the redemption, (i) SPAC will be able to pay total liabilities in the amount of $2.08 million as of March 31, 2025 from the Trust Account at the Closing; and (ii) after the payment of liabilities forth in (i) above, SPAC will have US.$5,000,001 net asset at the Closing as required by the Business Combination Agreement, which will be distributed immediately to Pubco at the written instruction of the chief executive officer of Pubco, and used for working capital and general corporate purposes. Assuming a $10.08 per share redemption price, the number of Public Shares remaining outstanding following the redemption must be at least 642,932 shares for SPAC to fulfill all of the abovementioned assumptions.

(3)      At the Closing, 1,750,000 shares of Pubco Common Stock will be issued to the DRC Consultant in accordance with the terms of the Consulting Agreement.

(4)      A.G.P. will serve as the financial advisor to the Company with respect to the potential acquisition of a target company. As total compensation for the services, the Company shall pay to A.G.P. The Company shall pay A.G.P. a total transaction fee equal to $500,000. The Transaction Fee shall be payable to A.G.P. upon the closing of the Transaction, of which no less than 50% of the Transaction Fee shall be paid in the form cash; and the remaining balance of the Transaction Fee payable in the form of shares of the combined entity at a price per share equal to the price per share of the combined entity at the time immediately preceding the respective registration statement date of effectiveness. It is assumed that the amount of $250,000 would be paid in the form of shares at a price of $10 per share. This corresponds to a total of 25,000 shares.

(5)      Assumes the exercise of all issued and outstanding SPAC Public Rights and Private Rights, each 7 for 1 Pubco Ordinary Share, at the closing of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF January 31, 2025

(US$, except for share and per share data, or otherwise noted)

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate (50%) Redemptions into Cash			Scenario 3 Assuming Maximum (87.1%) Redemptions into Cash
	SPAC	Pubco	DRC	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Additional Transaction Accounting Adjustments		Pro Forma Balance Sheet	Additional Transaction Accounting Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$536,022	—	$257,122	$50,421,265	(1)	$46,881,409	(25,210,633)	(2)	21,670,776	$(18,727,143)	(2)	$2,943,633
	—	—	—	(2,935,000)	(4)	—	—		—	—		—
	—	—	—	(1,398,000)	(3)	—	—		—	—		—
	—		—	—		—	—		—	—		—
Accounts receivable, net	—	—	56,003	—		56,003	—		56,003	—		56,003
Inventories	—	—	412,045	—		412,045	—		412,045	—		412,045
Prepaid expenses and other current assets	59,000	—	113,485	—		172,485	—		172,485			172,485
Total current assets	595,022	—	838,655	46,088,265		47,521,942	(25,210,633)		22,311,309	(18,727,143)		3,584,166
Non-current assets:
Intangible assets, net	—	—	1,886	—		1,886	—		1,886	—		1,886
Long-term investment	—	—	27,500	—		27,500	—		27,500	—		27,500
Operating lease right-of-use assets, net	—	—	116,858	—		116,858	—		116,858	—		116,858
Cash and marketable securities held in the trust	50,421,265	—	—	(50,421,265)	(1)	—	—		—	—		—
Other non-current assets	—	—	60,159	—		60,159	—		60,159	—		60,159
Total non-current assets	50,421,265	—	206,403	(50,421,265)		206,403	—		206,403	—		206,403
TOTAL ASSETS	51,016,287	—	1,045,058	(4,333,000)		47,728,345	(25,210,633)		22,517,712	(18,727,143)		3,790,569

LIABILITIES
Current liabilities:
Accounts payable	—	—	52	—		52	—		52	—		52
Contract liability	—	—	21,982	—		21,982	—		21,982	—		21,982
Accrued expenses and other current liabilities	78,508	—	143,706	—		222,214	—		222,214	—		222,214
Lease liabilities, current	—	—	58,795	—		58,795	—		58,795	—		58,795
Current portion of long-term borrowings	—	—	384,998	—		384,998	—		384,998	—		384,998
Total current liabilities	78,508	—	609,533	—		688,041	—		688,041	—		688,041
Non-current liabilities:
Long-term borrowings	—	—	5,485,320	—		5,485,320	—		5,485,320			5,485,320
Lease liabilities, non-current	—	—	49,751	—		49,751	—		49,751			49,751
Deferred Underwrting Commission	2,000,000	—	—	—		2,000,000	—		2,000,000			2,000,000
Other non-current liabilities	—	—	13,980	—		13,980	—		13,980			13,980
Total non-current liabilities	2,000,000	—	5,549,051	—		7,549,051	—		7,549,051	—		7,549,051
TOTAL LIABILITIES	2,078,508	—	6,158,584	—		8,237,092	—		8,237,092	—		8,237,092

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF January 31, 2025

(US$, except for share and per share data, or otherwise noted)

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate (50%) Redemptions into Cash			Scenario 3 Assuming Maximum (87.1%) Redemptions into Cash
	SPAC	Pubco	DRC	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Additional Transaction Accounting Adjustments		Pro Forma Balance Sheet	Additional Transaction Accounting Adjustments		Pro Forma Balance Sheet
Commitments and contingencies

Class A ordinary shares, $0.0001 par value, 450,000,000 shares authorized, 5,000,000 shares subject to possible redemption as of March 31, 2025	45,140,689	—	—	(45,140,689)	(2)	—	—		—	—		—

EQUITY
Ribbon Class A Ordinary Shares	22	—	—	(22)	(5)	—	—		—	—		—
Ribbon Class B Ordinary Shares	125	—	—	(125)	(5)	—	—		—	—		—
DRC ordinary shares	—	—	786,729	(786,729)	(5)	—	—		—	—		—
Pubco Ordinary shares	—	—	—	4,224)	(5)	4,224	(250)	(5)	3,974	(186)	(5)	3,788
	—	—	—
Capital surplus	3,571,392	—	786,729	45,140,689	(2)	46,174,013	(25,210,633)	(2)	20,963,630	(18,727,143)	(2)	2,236,673
	—	—	—	(799,797)	(5)		250	(5)		186	(5)
	—	—	—	(2,525,000)	(4)
Accumulated deficit/ retained earnings	225,551	—	(7,131,884)	1,582,449	(5)	(7,131,884)	—		(7,131,884)	—		(7,131,884)
		—	—	(410,000)	(4)	—	—		—	—		—
	—	—	—	(1,398,000)	(3)	—	—		—	—		—
Accumulated other comprehensive loss	—	—	444,900	—		444,900	—		444,900	—		444,900
TOTAL EQUITY	3,797,090	—	(5,113,526)	40,807,689		39,491,253	(25,210,633)		14,280,620	(18,727,143)		(4,446,523)

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The Transaction Accounting Adjustments to the unaudited condensed combined pro forma balance sheet consists of the following:

(1)    Reflects the release of cash from marketable securities held in the Trust Account.

(2)    In Scenario 1, which assumes no further SPAC Shareholders, collectively holding 5,000,000 shares, exercises their redemption rights in connection with the Business Combination. As of March 31, 2025, there was approximately $50.42 million in the Trust Account. Taking into account nil to be paid out in cash as redemption proceeds at the Closing of the Business Combination, all SPAC Public Shares previously subject to redemption for cash amounting to $45.14 million would be transferred to shareholders’ equity.

In Scenario 2, which reflects the redemption of nil share in connection with the Business Combination as reflected in Scenario 1 above, and additionally assumes that SPAC Shareholders holding 2,500,000 SPAC Class A Ordinary Shares, representing 50% of 5,000,000 SPAC Class A Ordinary Shares remaining outstanding on the date of this Registration Statement/Proxy Statement, will exercise redemption rights at an assumed share price of US$10.08 in connection with the Business Combination. Under Scenario 2, an amount of $25.21 million in the trust account will need to be paid out in cash as redemption proceeds at the closing of the Business Combination, as compared with Scenario 1.

In Scenario 3, which reflects the redemption of 2,500,000 SPAC Class A Ordinary Shares in connection with the Business Combination, as reflected in Scenario 2 above, and additionally assumes that SPAC Shareholders holding 1,857,068 SPAC Class A Ordinary Shares will exercise their redemption rights at an assumed share price of US$10.08 in connection with the Business Combination. Under Scenario 3, an additional amount of $18.73 million in the trust account would need to be paid out in cash as redemption proceeds at the closing of the Business Combination. Taking into account the $25.21 million paid out in connection with redemption under Scenario 2 above, a total of $43.94 million in the trust account will need to be paid out in cash as redemption proceeds. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumptions that following the redemption, (i) SPAC will be able to pay total liabilities in the amount of $2.08 million as of March 31, 2025 from the Trust Account at the Closing; and (ii) after the payment of liabilities forth in (i) above, SPAC will have US.$5,000,001 net asset at the Closing as required by the Business Combination Agreement, which will be distributed immediately to Pubco at the written instruction of the chief executive officer of Pubco, and used for working capital and general corporate purposes. Assuming a $10.08 per share redemption price, the number of Public Shares remaining outstanding following the redemption must be at least 642,932 shares for SPAC to fulfill all of the abovementioned assumptions.

(3)    Reflects an adjustment of $1.40 million to reduce cash for transaction costs expected to be incurred by DRC in relation to the Business Combination, including advisory, printing, legal and accounting services.

(4)    Reflects an adjustment of $2.94 million to reduce cash for transaction costs expected to be incurred by SPAC in relation to the Business Combination, including advisory, printing, legal and accounting services.

(5)    Reflects 1) recapitalization of DRC through issuance of SPAC shares and eliminate SPAC historical accumulated earnings; and 2) the contribution of all the share capital in DRC to SPAC.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JANUARY 31, 2025

	SPAC	Pubco	DRC	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate (50%) Redemptions into Cash		Scenario 3 Assuming Maximum (87.1%) Redemptions into Cash
				Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments	Pro Forma Income Statement	Transaction Accounting Adjustments	Pro Forma Income Statement
Total revenues	$—	—	$257,016	$—		$257,016	—	$257,016	$—	$257,016
Cost of revenues	—	—	(167,840)	—		(167,840)	—	(167,840)	—	(167,840)
Gross profit	—	—	89,176	—		89,176	—	89,176	—	89,176
Operating expenses
Selling expenses	—	—	298,746	—		298,746	—	298,746	—	298,746
Administrative expenses	185,401	—	367,738	1,808,000	(1)	2,361,139	—	2,361,139	—	2,361,139
Research and development expenses	—	—	138,657	—		138,657	—	138,657	—	138,657
Total operating expenses	185,401	—	805,141	1,808,000		2,798,542	—	2,798,542	—	2,798,542

Net operating loss	(185,401)	—	(715,965)	(1,808,000)		(2,709,366)	—	(2,709,366)	—	(2,709,366)
Non-operating income and expenses
Other (loss) income, net	—	—	2,592	—		2,592	—	2,592	—	2,592
Interest expense, net	—	—	(26,394)	—		(26,394)	—	(26,394)	—	(26,394)
Interest earned on investments held in Trust Account	421,257	—	—	(421,257)		—	—	—	—	—
Total non-operating income and expenses	421,257	—	(23,802)	(421,257)		(23,802)	—	(23,802)	—	(23,802)
Profit (loss) from operations before tax	235,856	—	(739,767)	(2,229,257)		(2,311,911)	—	(2,311,911)	—	(2,311,911)
Tax expenses	—	—	—	—		—	—	—	—	—
Profit (loss)	235,856	—	(739,767)	(2,229,257)		(2,733,168)	—	(2,733,168)	—	(2,733,168)

Weighted average shares outstanding of ordinary shares	—	—	78,118	—		42,240,715	—	39,740,715	—	37,883,647
Weighted average shares outstanding of redeemable ordinary shares	2,032,967	—	—	—		—	—	—	—	—
Basic and diluted net loss per ordinary share	0.33	—	(9.47)	—		(0.06)	—	(0.07)	—	(0.07)
Weighted average shares outstanding of non-redeemable ordinary shares	1,470,000	—	—	—		—	—	—	—	—
Basic and diluted net loss per Non-redeemable ordinary shares	(0.29)	—	—	—		—	—	—	—	—

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2024

	SPAC	Pubco	DRC	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate (50%) Redemptions into Cash		Scenario 3 Assuming Maximum (87.1%) Redemptions into Cash
				Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments	Pro Forma Income Statement	Transaction Accounting Adjustments	Pro Forma Income Statement
Total revenues	$—	—	$676,270	$—		$676,270	—	$676,270	$—	$676,270
Cost of revenues	—	—	(440,563)	—		(440,563)	—	(440,563)	—	(440,563)
Gross profit	—	—	235,707	—		235,707	—	235,707	—	235,707
Operating expenses
Selling expenses	—	—	605,496	—		605,496	—	605,496	—	605,496
Administrative expenses	10,305	—	1,044,804	1,808,000	(1)	2,863,109	—	2,863,109	—	2,863,109
Research and development expenses	—	—	578,392	—		578,392	—	578,392	—	578,392
Total operating expenses	10,305	—	2,228,692	1,808,000		4,046,997	—	4,046,997	—	4,046,997

Net operating loss	(10,305)	—	(1,992,985)	(1,808,000)		(3,811,290)	—	(3,811,290)	—	(3,811,290)
Non-operating income and expenses
Other (loss) income, net	—	—	(117,793)	—		(117,793)	—	(117,793)	—	(117,793)
Interest expense, net	—	—	(45,887)	—		(45,887)	—	(45,887)	—	(45,887)
Interest earned on investments held in Trust Account	—	—	—	—		—	—	—	—	—
Total non-operating income and expenses	—	—	(163,680)	—		(163,680)	—	(163,680)	—	(163,680)
Profit (loss) from operations before tax	(10,305)	—	(2,156,665)	(1,808,000)		(3,974,970)	—	(3,974,970)	—	(3,974,970)
Tax expenses	—	—	—	—		—	—	—	—	—
Profit (loss)	(10,305)	—	(2,156,665)	(1,808,000)		(3,974,970)	—	(3,974,970)	—	(3,974,970)

Weighted average shares outstanding of ordinary shares	—	—	77,744	—		42,240,715	—	39,740,715	—	37,883,647
Weighted average shares outstanding of redeemable ordinary shares	—	—	—	—		—	—	—	—	—
Basic and diluted net loss per ordinary share	—	—	(27.74)	—		(0.09)	—	(0.10)	—	(0.10)
Weighted average shares outstanding of non-redeemable ordinary shares	1,250,000	—	—	—		—	—	—	—	—
Basic and diluted net loss per Non-redeemable ordinary shares	(0.01)	—	—	—		—	—	—	—	—

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The Transaction Accounting Adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(1)    Reflects the estimated transaction costs of $1.8 million as if incurred on August 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(2)    Represents an adjustment to eliminate interest earned on investments held in Trust Account.

Shares calculation

The following presents the calculation of basic and diluted weighted average shares outstanding assuming three alternative levels of conversion for the six months ended January 31, 2025:

	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Intermediate (50%) Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum (87.1%) Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
DRC Shareholders	33,250,000	33,250,000	33,250,000
DRC Consultant	1,750,000	1,750,000	1,750,000
SPAC Public Shareholders	5,000,000	2,500,000	642,932
Holders of SPAC Founder Shares	1,470,000	1,470,000	1,470,000
Financial advisory	25,000	25,000	25,000
Shares converted by public rights (1/7)	714,286	714,286	714,286
Shares converted by private rights (1/7)	31,429	31,429	31,429
Weighted average shares outstanding	42,240,715	39,740,715	37,883,647

Net loss per share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the sum of the historical SPAC weighted average number of redeemable shares outstanding of 5,000,000, converted SPAC public shares of 770,715 and non-redeemable shares outstanding of 1,470,000 under all three scenarios for the six months ended January 31, 2025 adjusted by (a) approximately 35,000,000 consideration shares estimated, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements (after rounding adjustment), to be issued in connection with the Business Combination; and (b) redemption of nil share under no redemption scenario, 2,500,000 share under intermediate redemption scenario and 4,357,068 shares under maximum redemption scenario.

For the purposes of calculating the weighted average number of shares of Company ordinary shares outstanding, the effects of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans were not considered in the calculation of diluted loss per share, since the inclusion of such warrants and options would be anti-dilutive.

	Adjustment for Merger Assuming No Redemptions	Adjustment for Merger Assuming Intermediate (50%) Redemptions	Adjustment for Merger Assuming Maximum (87.1%) Redemptions
Weighted average shares of redeemable ordinary share	5,000,000	5,000,000	5,000,000
Weighted average outstanding converted SPAC Public Shares	770,715	770,715	770,715
Weighted average outstanding shares of non-redeemable shares	1,470,000	1,470,000	1,470,000
Add: Closing merger consideration payable in shares	35,000,000	35,000,000	35,000,000
Less: shares assumed to be redeemed	(0)	(2,500,000)	(4,357,068)
Weight average shares	42,240,715	39,740,715	37,883,647

INFORMATION ABOUT RIBBON

Introduction

Ribbon is a blank check company incorporated as a Cayman Islands exempted company with limited liability on July 17, 2024, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Ribbon has neither engaged in any operations nor generated any revenue to date. Based on Ribbon’s business activities, Ribbon is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF RIBBON PRIOR TO THE BUSINESS COMBINATION

Directors and Executive Officers

Ribbon’s current directors and executive officers are as follows:

Name	Age	Position
Angshuman (Bubai) Ghosh	48	Chairperson of the Board of Directors and Chief Executive Officer
Zhiyang (Anna ) Zhou	37	Chief Financial Officer
James Zhao-Hui Zhang	58	Independent Director
Kani Chen	58	Independent Director
Jon Nathan Miller	53	Independent Director

Angshuman (Bubai) Ghosh.    Mr. Ghosh is our chief executive officer and a director. He has over 27 years of experience in financial and consulting services and more than 19 years of experience in international business coordination, responsible for operations management, IT integration project management and HR management. Previously, Mr. Ghosh worked as at Goldman Sachs (Japan) Ltd from 1997 to 2003 and Lehman brothers Japan INC from 2003 to 2005. He founded KG Partners Ltd in 2017 and is presently its Chairman. Mr. Ghosh holds a bachelor of arts from the International Christian University, Tokyo, Japan.

We believe that Mr. Ghosh’s extensive experience in financial services and international business coordination makes him suitable for being a member of our board.

Zhiyang (Anna) Zhou.    Ms. Zhou is our chief financial officer. She has over a decade of experience in the financial services industry, including working on initial public offerings and listings. Ms. Zhou previously worked at China Orient Asset Management (Intl) Hldg Ltd., BOCOM(International) and Anbang Asset Management. From 2017 to 2021, she worked as a research analyst at Great Wall Asset Management and Mighty Divine Asset Management. From 2021 to 2024, Ms. Zhou was the chief financial officer of the Chenghe Group Ltd, where she also worked on asset management and financial advisory services, and was previously acted as chief financial officer, chief executive officer and director of three SPACs that listed on a US stock exchange — Chenghe Acquisition Co. (NASDAQ: CHEA), Chenghe Acquisition I Co (NASDAQ: LTAG) and Chenghe Acquisition II Co (NASDAQ: CHEB). Ms. Zhou holds a bachelor of mathematics and computer science from Universite Rene Descartes and an M.SC degree in mathematics and statistics in finance from the Hong Kong University of Science and Technology.

James Zhao-Hui Zhang.    Mr. Zhang is our independent director appointee. Mr. Zhang has nearly three decades of experience in the biotechnology, venture capital and financial services industry. Mr. Zhang was a cofounder of Mendel Biotechnology and Formation 8 and was previously a venture partner at Softbank China Venture Capital and GRC Fund. From 2021 to 2024, Mr. Zhang was the chief investment officer at Great Eagle Holdings Limited and is currently their advisor to the chairman. Mr. Zhang was also previously a director on the boards of Chenghe Acquisition I Co (NASDAQ: LTAG) and Chenghe Acquisition II Co (NASDAQ: CHEB). Since 2020, Mr. Zhang has been a partner in the San Francisco and Hong Kong-based VU Venture Partners. Mr. Zhang has served as an adjunct associate professor of finance at the Business School since 2019 and as an associate professor of science practice at the School of Science since 2022 at Hong Kong University of Science and Technology. Mr. Zhang earned his PhD from the University of California, Davis, and completed postdoctoral training at Stanford University.

We believe that Mr. Zhang’s extensive experience in venture capital and finance makes him an excellent addition to our board.

Kani Chen.    Mr. Chen is our independent director appointee. For nearly three decades, Dr. Chen has held various academic positions at the prestigious Hong Kong University of Science and Technology. From 2017 to 2020, Dr. Chen served as co-director, Program of Risk Management and Business Intelligence at the Hong Kong University of Science and Technology. From 2019 to 2021, he was the co-director, MSc Program of Financial Technology. Since 2017, he has been the director, MSc Program of Financial Mathematics and since 2018, he has also been the director of the CryptoFinTech Lab. Dr. Chen has co-authored over 60 papers on statistics and is currently leading several research projects. Dr. Chen has a bachelor of science and master of science degree from Beijing University and a PhD from Columbia University.

We believe that Dr. Chen’s extensive knowledge in fintech, statistics and business intelligence make him an ideal fit for our board.

Jon Nathan Miller.    Mr. Miller is our independent director appointee. Mr. Miller has over twenty years’ experience in management consulting. He was the co-founder and CEO of Gemba Research from 1998 to 2011. He was also a director and CEO of Kaizen Global institute from 2011 to 2015, co-founder and partner of Gemba Academy LLC from 2009 to 2022 and managing director of Gemba Academy Consulting Group from 2017 to 2020. Mr. Miller is currently the vice president and head of content development at Gemba Academy, Inc. a FORUM Media Group company. Mr. Miller holds a BA in linguistics from McGill University.

We believe that Mr. Miller’s extensive experience in management consulting, including helping companies establish organic growth strategies, acquisitions & divestments, intellectual property licensing, publishing and long-term risk management will be valuable for our board

Advisors

Anchita Karmakar.    Dr. Karmakar is the head of our advisory committee. By training, she is a rural generalist with over 15 years of experience in various clinical roles. From 2020 to 2022, she was a director at PainWise Australia and the chief executive officer of Australian Health Practitioners Advisory Solutions. Currently, she works as the medicolegal director at Australian Health Practitioners Advisory Solutions, the medicolegal liaison officer at WorkLegal Pty Ltd, a senior medical officer at Queensland Health and the rural generalist senior medical officer at West Moreton Health Services. Dr. Karmakar has a bachelor of biomedical science degree, a bachelor of surgery degree and bachelor of medicine degree from Bond University, Queensland and a J.D from University of Southern Queensland.

Number and Terms of Office of Officers and Directors

Ribbon’s board of directors consists of four members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, which consists of Kani Chen, will expire at our first annual general meeting. The term of office of the second class of directors, which consists of James Zhao-Hui Zhang and Jon Nathan Miller will expire at the second annual general meeting. The term of office of the third class of directors, which consists of Angshuman (Bubai) Ghosh, will expire at the third annual general meeting.

Prior to the closing of Ribbon’s initial business combination, only holders of its Class B ordinary shares will be entitled to vote on the appointment and removal of directors. Holders of its public shares will not be entitled to vote on such matters during such time. These provisions of the amended and restated memorandum and articles of association relating to these rights of holders of Class B ordinary shares may be amended by a special resolution passed by the affirmative vote of at least 90% of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, or by way of unanimous written resolution. In accordance with Nasdaq corporate governance requirements, Ribb not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq.

Ribbon’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Ribbon’s board of directors is authorized to appoint persons to the offices set forth in the amended and restated memorandum and articles of association as it deems appropriate. Ribbon’s amended and restated memorandum and articles provide that its officers may consist of one or more Chairman of the Board, one or more Chief Executive Officers, a President, a Chief Financial Officer, Vice Presidents, Secretary, Treasurer, Assistant Secretary, and such other officers as may be determined by the board of directors.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Ribbon’s board has determined that each of James (Zhao Hui) Zhang, Kani Chen and Jon Miller are independent directors under applicable SEC and Nasdaq rules. Ribbon’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

We have established an audit committee of the Board of Directors. The members of our audit committee are James (Zhao Hui) Zhang, Kani Chen and Jon Miller. Mr. Zhang serves as chairman of the audit committee.

Each member of the audit committee is financially literate and our Board of Directors has determined that Chris Constable qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Zhang qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Corporate governance and nominating committee

We have established a corporate governance and nominating committee of the board of directors, which consists of James Zhao-Hui Zhang, Kani Chen and Jon Miller, each of whom is an independent director under the Nasdaq Stock Market Listing Rules. Mr. Miller is the Chairperson of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The corporate governance and nominating committee considers persons identified by its members, management, shareholders, investment bankers and others

Guidelines for selecting director nominees

The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders at the annual meeting of shareholders, if any (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our memorandum and articles of association. The corporate governance and nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the Board of Directors. The members of our Compensation Committee are James (Zhao Hui) Zhang, Kani Chen and Jon Miller. Mr. Miller serves as chairman of the compensation committee. We have adopted compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our directors and officers may continue to be involved in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•        Unless we consummate our initial business combination, our officers, directors, and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

•        The initial shares beneficially owned by our officers and directors will be released from trust only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their initial shares or private units. Furthermore, our Sponsor, Ribbon Investment Company Ltd, agreed that the private units will not be sold or transferred by it until we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to affect our initial business combination.

In general, officers and directors of a company incorporated under the laws of the Cayman Islands are required to present business opportunities to a company if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its shareholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated memorandum and articles of association provides that, to the maximum extent permitted by applicable law, our officers or directors shall have no duty, except to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as our company. In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors has contractually agreed, pursuant to a written agreement with us, until the earliest of a business combination, our liquidation or such time as he ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he has pre-existing fiduciary or contractual obligations, he will honor his fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers and directors:

Individual(1)	Entity	Entity’s Business	Affiliation(2)
Angshuman (Bubai) Ghosh	Ribbon Investment Company Ltd. KG Partners Ltd	Investment Financial services	Director Founder and Director
Zhiyang (Anna) Zhou	After Next Capital Management Limited P&A Limited Chenghe Acquisition I Co.	Financial services Financial services SPAC	Founder and Director Founder and Director Director
James (Zhao Hui) Zhang	Chenghe Acquisition I Co. Chenghe Acquisitoin II Co. Great Eagle Holdings Limited VU Venture Partners	SPAC SPAC Real Estate Financial Services	Director Director Advisor to Partner Partner
Jon Miller	Gemba Academy	Education	Executive VP and Head of Content Development

____________

(1)      Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

(2)      Our directors and officers owe fiduciary duties to each of the entities that they are affiliated with in accordance with the fiduciary duties owed by persons in such capacity to the entity.

In addition, our sponsor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target which could materially affect our ability to complete our initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to our Company from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any Initial shares held by them (and their permitted transferees will agree) and any Public Shares purchased during or after the IPO in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Legal Proceedings

To the knowledge of Ribbon’s management, there is no litigation currently pending or contemplated against Ribbon, any of Ribbon’s officers or directors in their capacity as such or against any of Ribbon’s property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF RIBBON

Overview

We are a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

We intend to effectuate our initial business combination using cash from the proceeds of the Initial Public Offering (“IPO” as defined below), and the private placement of the private placement units, the proceeds of the sale of our securities in connection with our initial business combination, our shares, debt or a combination of cash, stock and debt. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Recent Developments

On June 30, 2025, Ribbon entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among DRC Medicine Inc., a Delaware Corporation (the “Pubco”), DRC Medicine Ltd. a Japanese corporation (the “DRC Medicine”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of Pubco (the “Merger Sub”). As part of the proposed transaction contemplated by the Business Combination Agreement, an intermediate holding company incorporated in Japan (the “Intermediate Co.”) will acquire the shares of Pubco, after which the Intermediate Co. will engage in a share exchange transaction with the shareholders of the DRC Medicine, such that DRC Medicine will become a wholly-owned subsidiary of Intermediate Co. and the shareholders of the DRC Medicine will become shareholders of Pubco (the “Share Exchange”). One business day prior to the Closing Date, as defined in the Business Combination Agreement, Ribbon shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Delaware law and the Ribbon’s governing documents (the “Domestication”). On the Closing Date and after the consummation of the Domestication, Ribbon will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving company in the Merger and remaining a wholly owned subsidiary of Pubco (the “Merger”).

The aggregate merger consideration to be issued to the selling securityholders in connection with the Merger will be determined by dividing (a) 350,000,000 (the “Equity Value”) by (b) the price (the “Redemption Price”) at which each of Ribbon Class A Ordinary Shares may be redeemed in connection with the Business Combination. The “Consideration Ratio” is the number of shares of Pubco Common Stock to be issued in exchange for issued and outstanding capital stock upon the Merger and is equal to the quotient obtained by dividing (x) the aggregate merger consideration by (y) the aggregate fully diluted Company Shares, as defined in the Business Combination Agreement.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from July 17, 2024 (inception) through June 30, 2025, were organizational activities and those necessary to consummate the IPO, and subsequent to the IPO, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination.

We expect to generate non-operating income in the form of interest income on investments held in the Trust Account after the IPO. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended June 30, 2025, we had a net income of $271,297, which consisted of operating expenses of $242,894 and income earned on marketable securities held in Trust Account of $514,191.

For the six months ended June 30, 2025, we had a net income of $507,153, which consisted of operating expenses of $428,295 and income earned on marketable securities held in Trust Account of $935,448.

Liquidity and Capital Resources

On January 16, 2025, we consummated our IPO of 5,000,000 units (the “Units”), at $10.00 per Unit, generating gross proceeds of $50,000,000. Simultaneously with the closing of our IPO, we consummated the sale of 220,000 private placement units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating total gross proceeds of $2,200,000.

Upon the closing of the IPO and the private placement on January 16, 2025, a total of $50,000,000 was placed in a trust account (the “Trust Account”) maintained by Odyssey Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations.

We intend to use substantially all of the net proceeds of the IPO and the private placement, including the funds held in the Trust Account, in connection with our initial business combination and to pay our expenses relating thereto, including deferred underwriting discounts and commissions payable to the underwriters in the IPO in an amount equal to 4.0% of the total gross proceeds raised in the IPO upon consummation of our initial business combination. To the extent that our share capital is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of June 30, 2025, we had $292,628 in cash and a working capital of $273,620. The Company’s liquidity needs after the consummation of the IPO had been satisfied through the net proceeds from the consummation of the IPO and the Private Placement held outside of the Trust Account.

The Company has incurred and expects to continue to incur significant costs in pursuit of the consummation of an initial Business Combination. In addition, the Company currently has until January 16, 2026 (unless the Company extends such period by amending its Amended and Restated Memorandum and Articles of Association) to consummate the initial Business Combination. If the Company does not complete a Business Combination within the prescribed timeline, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has determined that it has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. Therefore, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from July 17, 2024 (inception) through December 31, 2024, were organizational activities and those necessary to consummate the IPO, and subsequent to the IPO, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination.

We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the year ended December 31, 2024, we had net loss of $10,305, which consisted of formation cost of $10,305.

Liquidity and Capital Resources

On January 16, 2025, we consummated our IPO of 5,000,000 units (the “Units”), at $10.00 per Unit, generating gross proceeds of $50,000,000. Simultaneously with the closing of our IPO, we consummated the sale of 220,000 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating total gross proceeds of $2,200,000.

Upon the closing of the IPO and the private placement on January 16, 2025, a total of $50,000,000 was placed in a trust account (the “Trust Account”) maintained by Odyssey Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations.

We intend to use substantially all of the net proceeds of the IPO and the private placement, including the funds held in the Trust Account, in connection with our initial business combination and to pay our expenses relating thereto, including deferred underwriting discounts and commissions payable to the underwriters upon consummation of our initial business combination. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of December 31, 2024, we had nil in cash and a working capital of $493,967. The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Initial shares and the loan under an unsecured promissory note from the Sponsor of $300,000. Subsequent to the consummation of the IPO, the Company expects that it will need additional capital to satisfy its liquidity needs beyond the net proceeds from the consummation of the IPO and the proceeds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Initial Business Combination. Although certain of the Company’s initial shareholders, officers and directors or their affiliates have committed to loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, there is no guarantee that the Company will receive such funds.

The Company will use funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such an additional condition also raises substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Administrative Services Agreement

Our sponsor has agreed, commencing from the date that our securities are first listed on Nasdaq through the earlier of the consummation of our initial business combination and our liquidation, to make available to us certain general and administrative services, including office space, administrative and support services, as we may require from time to time. We have agreed to pay our sponsor $10,000 per month for these services.

Underwriting Agreement

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $1,000,000 (or up to $1,150,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 4% of the gross proceeds of the Proposed Public Offering held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

Business Combination Agreement

On June 30, 2025, Ribbon entered into a Business Combination Agreement by and among DRC Medicine Inc., a Delaware Corporation, DRC Medicine Ltd. a Japanese corporation, and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of PubC. As part of the proposed transaction contemplated by the Business Combination Agreement, an intermediate holding company incorporated in Japan will acquire the shares of Pubco, after which the Intermediate Co. will engage in a share exchange transaction with the shareholders of the DRC Medicine, such that DRC Medicine will become a wholly-owned subsidiary of Intermediate Co. and the shareholders of the DRC Medicine will become shareholders of Pubco. One business day prior to the Closing Date, as defined in the Business Combination Agreement, Ribbon shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Delaware law and the Ribbon’s governing documents.

On the Closing Date and after the consummation of the Domestication, Ribbon will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving company in the Merger and remaining a wholly owned subsidiary of Pubco.

The aggregate merger consideration to be issued to the selling securityholders in connection with the Merger will be determined by dividing (a) 350,000,000 by (b) the price at which each of Ribbbon Class A Ordinary Shares may be redeemed in connection with the Business Combination. The “Consideration Ratio” is the number of shares of Pubco Common Stock to be issued in exchange for issued and outstanding capital stock upon the Merger and is equal to the quotient obtained by dividing (x) the aggregate merger consideration by (y) the aggregate fully diluted Company Shares, as defined in the Business Combination Agreement.

Critical Accounting Policies and Estimates

The preparation of unaudited financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies and estimates.

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023 — 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Exemptions. That update provided the chief operating officer decision maker (“CODM”) as well as the aggregate amounts of other revenues item included in the determination of segment profit or loss. The ASU requires companies to disclose the methodology used to measure and disclose how to allocate resources. Public business entities with a segment profit or loss measuring segment performance and regulated by Topic 280 in interim periods, and ASU with a single reportable segment are required to provide additional disclosures. XYZ Corporation and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and the adoption has no effect on the Company’s promoted unaudited condensed financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF DRC AND CERTAIN INFORMATION ABOUT DRC

In this section, unless otherwise indicated or the context otherwise requires, “the Company,” “we,” “our,” “us” and other similar terms refer to DRC Medicine Inc. and its subsidiaries including but not limited to DRC Medicine Ltd.

Overview

DRC Medicine Ltd. (“DRC”) is a healthcare and biotechnology company headquartered in Japan, engaged in the research, development, and commercialization of advanced medical technologies. Since its establishment in 2007, DRC has evolved from a manufacturer of hygiene-related consumer products into a diversified medical innovator with operations spanning medical devices, diagnostic solutions, artificial intelligence (AI)-driven healthcare applications, and pharmaceuticals.

Core Technologies and Product Portfolio

DRC is best known for its proprietary Hydro Silver Titanium® technology (the “HST Technology”), which has been commercialized in consumer hygiene products such as masks, mask cases, sheets, towels, apparel, and air purifiers. The HST Technology has since been adapted for therapeutic use, including masks designed to alleviate symptoms of seasonal allergic rhinitis. DRC’s product development strategy emphasizes the transition from consumer healthcare products to regulated medical devices, leveraging brand recognition and user familiarity to support clinical adoption.

In addition to the HST Technology and its applications in consumer hygiene and medical devices, DRC is actively developing a pipeline of AI-enabled in vitro diagnostic (IVD) kits for infectious diseases and allergens. The AI-enabled IVD kits include test tapes on proprietary technology and a smartphone application that can detect infectious disease or allergen by simply taking a photo of the test sample. The application then generates results within a few minutes, thanks to AI-powered image analysis and machine learning technology.

Complementing these technologies, DRC is also advancing a novel ATP enhancer therapy for the treatment of Parkinson’s disease. This candidate therapy combines the existing drugs febuxostat and inosine in an optimal formulation to increase cerebral ATP levels. The therapy targets mitochondrial dysfunction and energy deficiency — core pathological features of Parkinson’s disease. This approach represents a potential shift from symptomatic treatment to disease modification. Furthermore, as this is a case of so-called “drug repositioning,” where existing drugs are developed as treatments for different diseases, it is expected to be delivered to patients faster and at a lower cost.

Research and Development

Since DRC’s establishment, DRC had collaborated with a broad network of academic and institutional partners, including Shinshu University, RIKEN (Rikagaku Kenkyūsho) — Japan’s largest research organization for basic and applied science, Hokkaido University, and Mahidol University in Thailand, to support DRC’s innovation.

Strategic Focus

DRC’s business strategy is centered on three core pillars:

•        Consumer-to-Clinical Product Evolution:    Strategic transition of consumer health products into regulated medical devices to bridge mass-market awareness with clinical utility.

•        Global Diagnostic Infrastructure:    Development and deployment of AI-enabled diagnostic kits to support scalable, accessible testing solutions worldwide.

•        Neurotherapeutic Innovation:    Advancement of a novel ATP enhancer therapy for Parkinson’s disease, targeting mitochondrial dysfunction and energy deficiency to support disease modification rather than symptom management.

Market Opportunity

DRC is focused on therapeutic areas with substantial medical and societal relevance in Japan and globally. In Japan, allergic rhinitis — including hay fever — represents a significant healthcare burden. According to 2023 data from the Ministry of Health, Labour and Welfare of Japan (MHLW), annual medical costs for allergic rhinitis are estimated at approximately JPY 360 billion (US$2.39 billion) for health insurance-covered treatments, with an additional JPY 40 billion spent on over-the-counter medications. Globally, allergic rhinitis is recognized as a widespread condition, affecting an estimated 400 million individuals, according to the World Health Organization and the World Allergy Organization.

In the neurodegenerative disease therapeutics area, DRC is focused on Parkinson’s disease therapy. As Parkinson’s disease has a long duration, it is a field where treatment needs will continue to grow with the aging of the population. Based on data from the MHLW, medical costs for Parkinson’s disease in Japan were approximately JPY 81.9 billion (US$544.22 million) in 2017. Internationally, the Parkinson’s disease therapeutics market was valued at approximately US$6.5 billion in 2023 and is projected to reach US$10 billion by 2030, according to Global Industry Analysts Inc.

While market size estimates are subject to change and may vary by source, DRC believes it is positioned to contribute meaningfully to these therapeutic areas through its proprietary technologies, clinical development programs, and strategic collaborations.

Milestones

Key milestones in DRC’s development include:

•        2016 – 2018: Commercial launch of Hydro Silver Titanium® consumer masks

•        2020 – 2025: Initiation and progression of clinical trials for therapeutic masks as medical devices

•        2023-2024: Commencement of AI-driven diagnostic development and Parkinson’s disease drug research

Overview of Our Products

1.    Product Portfolio Featuring Hydro Silver Titanium® Technology

Our Innovation: Hydro Silver Titanium® Technology

At the core of DRC’s product development is Hydro Silver Titanium® (HST), a photocatalytic material composed of titanium oxide, silver and hydroxyapatite. When exposed to moisture (such as human breath) and ambient light, HST initiates a photocatalytic reaction that denatures and decomposes proteins, including allergens, bacteria, and viruses, by breaking down their molecular structure.

Unlike conventional photocatalysts that require high-intensity ultraviolet (UV) light and may generate reactive oxygen species (ROS) harmful to human tissue, HST is engineered to operate safely under ambient light and moisture conditions typical of human environments. This makes it safe for human use, making it suitable for integration into consumer and medical products

Intellectual Property and Licensing Structure

While the chemical composition of HST is not subject to patent protection, DRC holds proprietary know-how and intellectual property related to its effective application for disease prevention. This includes the specific formulation, optimal concentration of components, and the method for integrating HST into mask fabrics. These innovations are protected under Japanese patents Nos. 6399722 and 6371014, and form the basis of DRC’s competitive advantage in the allergy and infection control market. HST’s ability to break down organic proteins at the molecular level allows it to neutralize harmful substances on contact, offering a powerful yet gentle solution for environments where hygiene and allergen control are critical.

To support the production of its Hydro Silver Titanium Sheet — the core component of DRC’s mask products — DRC has entered into a non-exclusive license agreement with Shinshu Ceramics Co., Ltd., its contract manufacturer. This agreement is necessary because the manufacturing process involves the use of Shinshu’s patent No. 5995100, which provides the sterilization and antibacterial functions of the sheet and its production method. This patent focuses on the creation of a high-performance antibacterial material through a proprietary thermal bonding technique that integrates silver and titanium oxide.

DRC’s patent No. 6371014 builds upon this foundation by introducing a third component, hydroxyapatite, which adsorbs protein allergens. The combination of silver, titanium oxide, and hydroxyapatite enables the photocatalytic decomposition of allergens, contributing to the relief of allergy symptoms such as rhinitis. While Shinshu’s patent provides the basic antibacterial functionality, DRC’s patent enhances the material’s capability by adding targeted allergen adsorption and decomposition functions.

Together, these patents represent a complementary structure: Patent 5995100 establishes the core antibacterial material, while Patent 6371014 applies that material to a specific health-related use, enhancing its effectiveness in allergy care. This layered innovation supports DRC’s product differentiation and strengthens its intellectual property position in the therapeutic mask market.

Applications and Product Line of Hydro Silver Titanium® Technology

DRC’s Hydro Silver Titanium® product line includes a range of consumer hygiene products such as consumer-grade masks, mask cases, eyeglasses frame, sheets, towels, apparel, and air purifiers. These products are commercialized through direct-to-consumer and retail channels and benefit from strong brand recognition and endorsements. As of May 2025, DRC’s mask lineup includes 12 distinct SKUs in various sizes (S, M, L) and colors (white, beige, light gray), tailored for both medical institutions and general consumers.

Consumer-grade Masks

Hydro Silver Titanium® Mask +4 (pleated):

It is a consumer-grade protective mask launched via the official online shop in January 2020 (with anti-fog feature) and November 2020 (without anti-fog feature). Designed with a safe four-layer structure, the mask incorporates a proprietary Hydro Silver Titanium® Sheet as the second layer from the mouth, which adsorbs and decomposes proteins and unhygienic substances found in pollen. According to DRC’s internal testing, the mask’s protective filter is capable of blocking 99% of pollen, bacteria, yellow sand, viruses, and PM2.5 particles, offering high-performance filtration. Its pleated design creates space around the mouth for enhanced comfort, and it features thick, soft ear loops for reduced strain during extended wear. The product is individually packaged and available in three sizes (regular, small, and children), with anti-fog functionality included in the regular and small sizes. The Hydro Silver Titanium® Mask +4 (pleated) represents a key component of DRC’s allergy relief product portfolio.

Hydro Silver Titanium® Mask +10 (pleated):

Launched via the official online shop in January 2020 (with anti-fog feature) and December 2020 (without anti-fog feature), the Hydro Silver Titanium® Mask +10 (pleated) shares the same four-layer structure and Hydro Silver Titanium® Sheet technology as the Hydro Silver Titanium® Mask +4 (pleated). It is designed to offer greater effectiveness in neutralizing allergens and unhygienic substances, making it particularly suitable for individuals with more sever allergy symptoms or higher exposure environments. As a premium version of the Hydro Silver Titanium® Mask +4 (pleated), the Hydro Silver Titanium® Mask +10 is priced higher and positioned as a more advanced option within DRC’s mask product portfolio. The product is individually packaged and available in two sizes (regular and small), with anti-fog functionality included in the regular and small sizes.

Diamond-shaped 3D Mask +10:

Launched in September 2022 through the official online shop, the Diamond-shaped 3D Mask +10 builds upon the core technology of the Hydro Silver Titanium® Masks and designs for enhanced protection and comfort. It features a diamond-shaped 3D structure that creates even more space around the mouth for easier breathing, while a thick nose fitter eliminates gaps for a more secure fit and helps prevent fogging of glasses. Constructed with high-quality nonwoven fabric that minimizes pilling and equipped with soft, painless elastic ear cords, the mask is designed for all-day comfort. It is individually packaged and available in one universal size, making it a convenient and effective solution for daily protection.

Diamond-shaped 3D mask +4:

Following the release of Diamond-shaped 3D Mask +10, the Diamond-shaped 3D Mask +4 was released one month later, offering the same diamond-shaped 3D structure, nose fitter, and comfort-focused design, including soft ear cords and high-quality nonwoven fabric. It incorporates the Hydro Silver Titanium® Sheet for allergen control and protein decomposition, providing reliable daily protection for general use. While it is less expensive and less intensive in performance compared to the Diamond-shaped 3D Mask +10, the Diamond-shaped 3D mask +4 remains a high-quality and accessible option for consumers seeking effective protection and comfort in everyday environments.

+3 Gauze Mask:

The +3 Gauze Masks, released in April 2020 through the official online shop, are designed as reusable, skin-friendly protective masks incorporating proprietary Hydro Silver Titanium® processing. This technology helps prevent odors and neutralize unsanitary proteins commonly found in pollen. The mask features a four-layer gauze structure made of 100% cotton, offering a soft and breathable fit suitable for sensitive skin. Its three-dimensional curved design enhances facial coverage and provides protection against colds, droplets, and pollen. Additional features include soft yarn with minimal feathering, thick and gentle ear loops, and individual packaging for hygiene and convenience. The Hydro Silver Titanium® functionality remains effective even after washing, supported by a special treatment that minimizes shrinkage. The product is available in three sizes (normal, small, children) and three color options, catering to a broad range of users seeking comfort and reusability.

+3 Cool Gauze Mask:

The +3 Cool Gauze Mask, released in June 2020 through the official online shop, is a variant of the +3 Gauze Mask that retains all core features — including Hydro Silver Titanium® processing, a three-layer gauze structure, and a three-dimensional curved fit — while introducing a cool and refreshing touch hyperbar material for enhanced comfort in warm environments. It is available in three sizes (normal, small, children), offering a breathable and washable solution with added temperature-adaptive functionality.

+3 Protective Filter Gauze Mask:

The +3 Protective Filter Gauze Mask, released in November 2020 through the official online shop, is the high-performance model within the +3 Gauze Mask series. In addition to the core features of the +3 Gauze Mask series — Hydro Silver Titanium® processing and three-dimensional curved design, this variant incorporates a durable protective filter that remains effective even after fifty washes, providing extended usability and enhanced filtration against pollen, virus droplets, and PM2.5 particles. It also features soft gauze fabric developed with skin-touch technology from the Towel Museum, offering superior comfort. The mask is available in three sizes (normal, small, children) and ten color options, including collaborative designs with select brands, broadening its appeal across functional and lifestyle segments.

+3 Protective Filter Cool Gauze Mask:

Released in April 2021 through official online shop, the +3 Protective Filter Cool Gauze Mask is a comfort-enhanced variant within the +3 Gauze Mask series. This model keeps the same features and technologies of the +3 Protective Filter Gauze Mask, while introducing a hyperbar fabric that delivers a cool and refreshing touch, ideal for warm or humid conditions. The mask is offered in five color options and two sizes (regular and small), with additional collaborative designs available, including children’s sizes, broadening its appeal across both functional and lifestyle segments.

Air Purifiers

7Guards Pro:

Released in April 2021 through the official online shop, 7Guards Pro is a compact yet high-performance air purifier designed to deliver comprehensive protection across a wide range of indoor environments. It features seven distinct guard functions: a highly durable pre-filter that captures dust particles; a Hydro Silver Titanium® filter that breaks down unsanitary proteins such as those found in pollen, mold, and house dust; a HEPA filter that collects fine airborne particles; a carbon deodorizing filter that adsorbs and neutralizes odor sources; a photocatalytic filter that decomposes pollutants at a molecular level; UV light with infrared irradiation that activates the photocatalytic process and enhances sterilization; and a negative ion function that releases ions to bind and eliminate airborne contaminants. Despite its compact size, 7Guards Pro is suitable for rooms up to approximately 61.5 square meters, making it ideal for both residential and commercial use.

7Guards 2x Pro:

Released in June 2021 through the official online shop, 7Guards 2x Pro maintains the same seven guard functions for decomposition, sterilization, and deodorization as its predecessor. In addition, this upgraded model significantly expands its coverage area, making it suitable for rooms up to approximately 94 square meters (equivalent to 58 tatami mats), without compromising its compact design. 7Guards 2x Pro is engineered to meet the demands of spacious residential, commercial, healthcare, and public facilities where air quality is a critical concern.

Other Products (Mask cases, Sheets)

+10 Hydro Silver Titanium® Clean Mask Case:

Released in March 2021 through the official online shop, the +10 Hydro Silver Titanium Clean Mask Case is a storage accessory designed to maintain hygiene and convenience for mask users. Constructed with Hydro Silver Titanium® nonwoven fabric (+10 grade), the case actively breaks down unhygienic proteins that cause odors, providing a deodorizing and comfortable storage environment. Its double-pocket design allows for organized and convenient storage of masks and other small personal items, helping to keep belongings clean and separated. Compact and functional, the case supports daily hygiene practices with enhanced antimicrobial protection.

Hydro Silver Titanium® Sheet:

Released in January 2020 through the official online shop, the Hydro Silver Titanium® Sheet is a versatile hygiene product designed to provide targeted protection against airborne allergens. Treated with Hydro Silver Titanium®, the sheet actively adsorbs and decomposes proteins and unsanitary substances found in pollen, helping to reduce odor and improve comfort. Its flexible design allows it to be worn in a pleated style, offering both functional adaptability and ease of use for individuals seeking additional protection in everyday settings.

Anywhere Sheet:

Released in November 2023 through the official online shop, the Anywhere Sheet is a safe and reliable, non-electric, chemical-free alternative to insect repellent such as pesticide, mosquito coil, or electric bug zapper. By simply placing the Anywhere Sheet in water, the Hydro Silver Titanium® component embedded in the sheet alters the water’s surface density, creating a subtle change that causes small insects standing on the water to be pulled in and trapped. In addition to small insect control, with the help of Hydro Silver Titanium® component, the Anywhere Sheet can be placed in areas of odor concern to help neutralize unpleasant smells and maintain hygiene. Each sheet can be effective for up to thirty days. The Anywhere Sheet operates without electricity, fire, sprays, or drugs, making it safe and environmentally friendly, suitable for use in homes or even in larger settings like city street drains. Its chemical-free design also reduces the likelihood of developing insecticide-resistant pests, offering a low-maintenance and effective alternative to conventional pest and odor control methods.

Collaboration Products (Masks, Slippers, Cloths, Handkerchiefs, Scarfs, Towels, Pillowcases, Car Accessories)

DRC actively engages in strategic collaborations with other companies and brands to manufacture customized products that integrate its proprietary Hydro Silver Titanium® technology. These partnerships enable the co-development of tailored solutions across various categories, including masks, accessories, and hygiene-related items, allowing partner brands to leverage DRC’s advanced materials and clean technology while maintaining their unique design and market positioning. Collaborative products often include exclusive designs, expanded sizing options, and co-branded packaging, enhancing both functional value and consumer appeal.

The following table provides a list of DRC’s collaboration products.

Product Name	+ 3 Children KIPPIS White Bear Gauze Mask	Small Filter Gauze Disney Mitsumaru	+ 3 Children Gauze Mask Minions Banana	Small Cool Moomin My and Flowers with Filter	WARP Slippers

Sold By	Towel Museum	Towel Museum	Towel Museum	Towel Museum	Towel Museum
Product Categories	Mask	Mask	Mask	Mask	Roomwear
Model	Gauze Mask With Protective Filter	Gauze Mask With Protective Filter	Gauze Mask With Protective Filter	Cool Gauze Mask With Protective Filter	Slippers
Brand	KIPPIS	Disney	Minions	Moomin	WARP
Class	3	3	3	3	4
Size	Child	Small	Child	Small	M
Color	Black	Yellow	Blue	Pink	Beige
Standard Price	980	1200	1100	1200	5000
Product name	Cocotildk Gauze Room Dress	Cocotildk Gauze Top Shirt Gingam Check	Kippis Apira Mask Pouch	WARP Gauze Scarf Towel	Cocotildk Gauze Stole Barrier Border

Sold By	Towel Museum	Towel Museum	Towel Museum	Towel Museum	Towel Museum
Product Categories	Roomwear	Roomwear	Mask Case	Fashion Accessories	Fashion Accessories
Model	Gauze Room Dress	Gauze Tops	—	Gauze Scarf Towel	Gauze Stole
Brand	cococi beauty	cococi beauty	kippis	WARP	cococi
Class	4	4	4	4	4
Size	M	L	—	—	—
Color	Black	Blue	Pink	Blue	Blue
Standard Price	15,000	9000	1000	1800	2800

Product name	Disney Towel Handkerchief Fanpop Mickey Mouse	Disney Pastel Towel Handkerchief & Mini Bag Mini Mouse	Miracle Clean Palette Face Towel	Warp Multi Blanket	Curious George Pillowcase Flower

Sold by	Towel Museum	Towel Museum	Towel Museum	Towel Museum	Towel Museum
Product Categories	Towel	Towel	Towel	Bedding	Bedding
Model	Fanpop	Pastel Towel Handkerchief And Mini Bag	Pale	Blanket	Pillowcase
Brand	Disney	Disney	MiracleClean	—	Monkey Josi
Class	2	4	2	4	4
Size	—	—	—	—	—
Color	Red	Pink	Blue	Light Gray	Brown
Standard Price (JPY)	800	2400	1300	12000	3000
Product name	+4 Normal Nonwoven Fabric Doraemon	Ordinary Cool Doraemon Embroidery with Filter	Ordinary Filtered Gauze POLO RL1-SB	Orobianco 23601202 A	Hydro Silver Titanium Mask Case

Sold by	川辺	川辺	川辺	川辺	Sun Ace
Product categories	Mask	Mask	Mask	Mask	Mask Case
Model	Nonwoven Fabric	Cool Gauze Mask With Protective Filter	Gauze Mask With Protective Filter	Gauze Mask With Protective Filter	—
Brand	Doraemon	Doraemon	POLO	Orobianco	—
Class	4	3	3	3	2
Size	Ordinary	Ordinary	Ordinary	Ordinary	—
Color	Blue	Pink	Sack	Black	White
Standard Price (JPY)	500	1200	3600	1200	2700

Product name	Gim Hydro Jersey Cool T-Shirt	Gim Hydro Silver Titanium Kanoko BD Polo	Hydro Silver Titanium® Emergency Towel Bath Towel	Hydro Silver Titanium® Dish Towel	Compression Deodorizing Knee Socks

Sold by	Gim	Gim	成願	成願	助野
Product Categories	T-shirt	Polo Shirt	Towel	Towel	Socks
Model	—	—	Bath towel	—	Compression Deodorizing Knee Socks
Brand	—	—	—	—	—
Class	4	4	4	4	4
Size	L	M	—	—	L (23-25cm)
Color	Sumikuro	Pink	White	Light Blue	Gray
Standard Price (JPY)	3900	9900	3000	1800	1500
Product name	Ozone Generator With Odor Sensor and Replacement Sheet Set	Mizuno Hydro V-Neck Shorts	Mizuno Hydro Mouth Cover

Sold by	Tsuchiya Yac	Mizuno	Mizuno
Product Categories	Ozonizer	Underwear	Mouse Cover
Model	Car Accessories	—	—
Brand	Tsuchiya Yac	Mizuno	Mizuno
Class	10	4	4
Size	—	L	M
Color	—	White	White
Standard Price (JPY)	5980	3800	1400

Together, these offerings serve as both revenue drivers and strategic platforms for brand-building, reinforcing DRC’s commitment to innovation in health-focused materials and expanding DRC’s presence across consumer and clinical markets.

“Hydro Silver Titanium® therapeutic masks”

Background

Hay fever, also known as seasonal allergic rhinitis, is an allergic reaction triggered by airborne pollen. It occurs when the immune system mistakenly identifies pollen as a harmful substance and overreacts by releasing histamines and other chemicals, leading to inflammation in the nasal passages and eyes.

The primary causes of hay fever include pollen from trees, grasses, and weeds. In Japan, the most common culprits are cedar and cypress trees, while in Europe, grasses such as orchard grass and birch trees are the main sources. In North America, ragweed is the predominant allergen. These plants release large quantities of pollen during specific seasons, which can travel long distances through the air and trigger allergic reactions in sensitive individuals.

The typical symptoms of hay fever include sneezing, a runny or congested nose, itchy or watery eyes, and an itchy throat or ears. Many sufferers also experience fatigue and a reduced sense of smell, which can significantly impact daily life and productivity.

Hay fever has become a widespread health issue in Japan, affecting more than 40% of the population, according to Ministry of Health, Labour, and Welfare of Japan. Globally, the prevalence of hay fever is increasing, with studies indicating that climate change is contributing to higher pollen counts and longer allergy seasons.

Global Overview of Major Hay Fever Triggers:

Region	Main Causative Plants (Season)	Key Characteristics
Japan	Cedar, Cypress (February to May) Ragweed, Mugwort (August to October)	• Wide dispersal (tens to 100+ km) • Surge due to postwar reforestation • Although the dispersal range is limited, the pollen count is high and is often associated with asthma.
Europe	Grass family, Birch (May to August)	• Short-range dispersal • Proximity to residential areas
North America	Ragweed (August to October)	• Highly allergenic • Large-scale pollen release

Limitations of Current Standard Care

Current treatment strategies for hay fever include antigen avoidance, drug therapy, immunotherapy, and surgical interventions. While these approaches offer symptom relief, they often come with side effects:

Treatment Method	Examples	Common Side Effects
Antigen Avoidance	Mask Glasses	Skin irritation Discomfort
Drug Therapy	Antihistamines Steroids Biologics Vasoconstrictors	Drowsiness Fatigue Dry mouth Reduced concentration Digestive issues
Immunotherapy	Subcutaneous Sublingual	Mouth ulcers Swelling Itching
Surgical Therapy	Nasal mucosa or cavity surgeries	Bleeding Pain Infection

Among these treatment strategies, drowsiness from drug therapy has emerged as a major social and economic concern, particularly for individuals operating vehicles or machinery. Studies estimate productivity losses equivalent to over 2% of Japan’s GDP, or approximately JPY 10 – 13.9 trillion (US$66.45 billion – US$92.36 billion) annually. Therefore, DRC’s therapeutic masks, which are free from such side effects, are positioned as a compelling alternative.

Our Innovative Solution — Hydro Silver Titanium® therapeutic masks

One of the most promising applications of HST technology is DRC’s Hydro Silver Titanium® therapeutic masks, developed to treat seasonal allergic rhinitis and perennial allergic rhinitis. Unlike conventional masks that merely block airborne particles, the Hydro Silver Titanium® therapeutic mask features a four-layer structure, with the second layer made of Hydro Silver Titanium® Sheet, designed to alleviate hay fever symptoms by capturing and neutralizing pollen antigens that enter the mouth and nose. The titanium oxide component of Hydro Silver Titanium® Sheet generates active oxygen, which denatures and decomposes the protein structures of pollen antigens. This process prevents the allergens from reaching the nasal mucosa and suppresses the antigen-antibody reaction — specifically the binding of IgE antibodies to mast cells in the nasal lining — that triggers symptoms such as sneezing, nasal congestion, and runny nose.

Key benefits of the Hydro Silver Titanium® therapeutic mask include:

•        Drug-free symptom relief without drowsiness or systemic side effects

•        Continuous pollen antigens denaturation and decomposition during use

•        Antimicrobial action through the denaturation and decomposition of proteins that constitute bacteria and viruses

•        Safe and comfortable for daily wear, including by sensitive populations

•        Clinical validation through ongoing trials and regulatory consultations in Japan

The Hydro Silver Titanium® Sheet is developed with the goal of becoming a medical-grade product, aiming to address allergic rhinitis through a novel mechanism of action. Currently, masks are not classified as medical devices in Japan and no applicable regulatory pathway exists. DRC is actively engaged in dialogue with the Pharmaceuticals and Medical Devices Agency of Japan (PMDA) to establish a new product category for therapeutic masks. The innovative nature of the Hydro Silver Titanium® Sheet has also been recognized by the PMDA, which has awarded DRC a JPY 882,000 subsidy in 2023 under government programs that support the development of breakthrough medical technologies.

Subject to PMDA regulatory clearance, DRC targets the commercial release of the seasonal allergic rhinitis treatment mask in the first quarter of 2028, followed by the perennial allergic rhinitis treatment mask in the third quarter of 2029. These products are expected to represent a significant advancement in allergy relief and establish a new category of therapeutic masks in the global healthcare market. The Hydro Silver Titanium® therapeutic mask exemplifies DRC’s strategy of leveraging consumer wellness products to build brand equity and facilitate a transition into clinical-grade solutions.

Regulatory Engagement

DRC has actively engaged in multiple consultations with the PMDA in Japan to seek its guidance on the medical device certification process for its Hydro Silver Titanium® therapeutic mask. As medical masks are not currently an established category within PMDA’s regulatory framework, DRC has worked closely with the PMDA to align with evolving standards for efficacy and safety, while PMDA is also considering the regulatory pathway for this emerging product class.

The timeline of DRC’s regulatory engagement with PMDA includes the following key milestones:

•        August 30, 2017:    Received PMDA guidance on biological safety evaluation and elution specification requirements.

•        December 13, 2019:    Protocol consultation for clinical trial HATS-03-01.

•        January 13, 2021:    Protocol consultation for clinical trial HATS-03-02.

•        December 1, 2022:    Pre-development consultation regarding non-clinical studies.

•        February 2, 2023:    Evaluation consultation regarding clinical trial results for clinical trial HATS-03-03.

The consultation with PMDA for each of the clinical trials and DRC’s plan for the trials according to PMDA’s guidance are listed below.

Inquiry	PMDA’s Guidance	DRC’s Response/Plan
Clinical Trial HATS-03-01 (Protocol consultation, from clinical trial notification)
Inclusion of pregnant women

If it can be sufficiently demonstrated that the active ingredient (1) does not come into contact with the nasal or oral mucosa; (2) is not absorbed into the body; and (3) does not transfer to the placenta or breast milk, it is possible to include pregnant and lactating women in the clinical trial.

However, discussions are necessary regarding the dosage, detection sensitivity, test methods, and validity of the results.

Decided not to include pregnant women.
Efficacy evaluation items

It is considered appropriate to evaluate the efficacy of this product by measuring the improvement in nasal symptoms, similar to other allergic rhinitis treatments.

Measuring the change from baseline in the 4 Total Nasal Symptom Score (4TNSS), which is the total score of four symptoms (sneezing, runny nose, nasal congestion, and nasal itching), is recommended.

It is acceptable to include itchy eyes to make it a 5 Total Symptom Score (5TSS) as a secondary endpoint.

Decided to adopt 4TNSS as primary endpoint and 5TNSS as secondary endpoint.
Safety evaluation items	The worsening of hay fever symptoms related to the efficacy evaluation will not be excluded from the scope of safety, but will be included as one of the adverse events.	All adverse events, including lab abnormalities, were included.
Target number of cases

It is strongly recommended to conduct an exploratory clinical trial in advance to estimate the degree of effect.

If an exploratory clinical trial is not conducted, it is necessary to demonstrate, based on evidence, that the difference in the amount of change between this product and placebo is clinically significant, taking into account the number of cases in the pharmaceutical product.

Based on the test plan and results of Desalex (drug), the number of cases was set at 100 in each group (200 in total).
Study design

In addition to nasal symptoms, patients should also report their impressions of using the mask (presence or absence of odor, change in odor after reaction with moisture in the breath, discomfort/dryness in the throat, shortness of breath) in the questionnaire

Following PMDA’s guidance, DRC also set up a questionnaire survey on usability.
Holder to support the sheet (accessory)	If the use of masks other than the investigational mask is permitted, it is necessary to show that the fineness of the mesh does not affect efficacy.	The use of general masks was not permitted; only the investigational product was used.

Inquiry	PMDA’s Guidance	DRC’s Response/Plan
Clinical Trial HATS-03-02 (Protocol consultation, from clinical trial notification)
Mask to be used during the screening period	The use of masks during the screening period is acceptable based on the results of HATS-03-01.	During the screening period, both the active and placebo groups were required to wear masks.
Baseline scores and how to use them	Setting a baseline score while using a mask during the screening period is acceptable.	The baseline score was set while using the screening period mask.
Setting selection criteria

The proposal to set the selection criteria as: a score of 7 or higher for 4TNSS, and a score of 2 or higher for nasal congestion for the three days before the treatment period, as reported by the subject, is acceptable, considering clinical trials of other drugs and the severity classification (moderate or severe) in clinical practice guidelines.

Criteria was set to a score of 7 or higher for 4TNSS, and a score of 2 or higher for nasal congestion for the three days prior to randomization.
Setting sample size	It is acceptable to design the number of patients based on the results of HATS-03-01.	Based on the score difference between the two groups in the previous clinical trial, the sample size was set to 120 patients for each group (240 in total).
Clinical Trial HATS-03-03 (General consultation, from clinical trial notification)
Name change for screening/treatment periods	Acceptable.	To reduce the placebo effect and psychological influences that may accompany the transition between the screening and treatment periods, the names were changed to Period I and Period II.
Review of 4TNSS score in selection criteria	Based on the results of the HATS-03-02, a review of the criteria is acceptable because wearing a placebo mask during the screening period may result in a reduction in the inclusion score level.	As assessed by a physician, the score for 4TNSS was set at 7 or higher on the start date of Period II.
Clinical trial equipment to be used	Acceptable.	To reduce the psychological effects, the colors of the devices used in Phases I and II were unified. In addition, DRC devised measures to further increase the allergen reduction rate of this product.
Next Scheduled Trial
Manufacturing and non-clinical studies	Ongoing consultation with PMDA now. No formal guidance yet.	Discussions with PMDA are ongoing.

Preclinical Safety Evaluation and Clinical Trials

From 2017 to 2019, a series of preclinical studies were conducted to evaluate the safety and efficacy of the Hydro Silver Titanium® Sheet:

•        Acute Toxicity Tests:    Oral administration tests using rats tended to corroborate the safety of titanium oxide, silver and hydroxyapatite with no deaths or abnormalities observed. The No Observed Adverse Effect Level (NOAEL) was determined to be ≥2000 mg/kg.

•        Principle Verification Tests:    These included protein decomposition tests, pollen extract reduction efficacy tests, and cedar pollen allergen reduction efficacy tests. Such tests tended to show that active oxygen generated by titanium oxide denatures and decomposes allergens on the mask’s nonwoven fabric.

•        Toxicokinetics (TK) Test:    Conducted to assess systemic safety, the test tended to show that titanium oxide and silver do not migrate into the bloodstream, thereby supporting the product’s safety profile.

•        Biological Safety Tests (2022):    Cytotoxicity, sensitization, and intradermal reaction tests were performed to evaluate the mask’s biocompatibility. These tests tended to corroborate that the Hydro Silver Titanium® Sheet may be safe for short-term use in contact with the nose and mouth.

The Hydro Silver Titanium® therapeutic mask is classified as a short-term use medical device (more than 24 hours but less than 30 days) intended for contact with the nasal and oral regions. Biological safety evaluations were conducted in accordance with guidelines published in 2020 by the PMDA and with OECD TG417 standards. The results are summarized below in Table 8.1:

Table 8.1 Summary of biological safety evaluation

Test items	Test Method	Result	Testing Facility
Cytotoxicity	PMDA No. 0106-1, ISO 10993-5:2009(E)	Moderate toxicity observed	Food and Drug Safety Center, Hadano Research Institute
Sensitization	PMDA No. 0106-1, ISO 10993-10:2021, ISO 10993-12:2021	Negative
Intradermal Reaction	PMDA No. 0106-1, ISO 10993-10:2021, ISO 10993-12:2021	Negative
Toxicokinetics (TK)	OECD TG417	Blood migration observed	LSI Medience Corporation

These results tended to show that the Hydro Silver Titanium® Sheet is biologically safe for its intended use, with no significant risks of sensitization or adverse skin reactions, and minimal systemic exposure to its active components.

Following promising preclinical results, three clinical trials were conducted under the authorization of the PMDA to evaluate the safety and efficacy of the Hydro Silver Titanium® Sheet. The summary of three clinical trials is shown below:

Trial ID	HATS-03-01	HATS-03-02	HATS-03-03
Type	Exploratory	Exploratory	Confirmatory
Purpose	Efficacy & Safety
Devices	Hydro Silver Titanium® Sheet therapeutic mask vs. Nonwoven placebo
Design	Double-blind, placebo-controlled
Subjects and Selection Criteria	• Patients with seasonal allergic rhinitis, ages between 20 to 65 years old • 4TNSS (evaluated by medical doctors) ≥8 on the first day of screening

•   Patients with seasonal allergic rhinitis, ages between 20 to 65 years old

•   4TNSS (evaluated by medical doctors) ≥8 on the first day of screening

•   4TNSS (baseline score self-reported by patients) ≥7

•   Nasal congestion (baseline score self-reported by patients) ≥2

•   Patients with seasonal allergic rhinitis, ages between 20 to 65 years old

•   4TNSS (evaluated by medical doctors) ≥8 on the first day of Phase I

•   4TNSS (evaluated by medical doctors) ≥7 on the first day of Phase II

Trial ID	HATS-03-01	HATS-03-02	HATS-03-03
Participants	210 (104 test/106 controlled)	257 (129 test/128 controlled)	406 (204 test/202 controlled)
Outcome Summary	Safety confirmed; efficacy not statistically proven, but post-hoc analysis showed significant difference	Placebo group showed unexpected symptom improvement during screening, masking treatment effect	Safety confirmed; efficacy not statistically proven

To date, DRC has completed three rounds of testing.

Across all three trials, the incidence of adverse events was low, with no serious adverse events or device-related failures reported. Both the test and placebo groups exhibited similar safety profiles, and no deaths occurred.

Based on the most recent communication with PMDA, a clinical trial has been scheduled for March 2026. Based on current progress and feedback from PMDA, DRC anticipates that this upcoming clinical trial may be the final step needed to secure PMDA approval. This collaborative and iterative process positions DRC’s Hydro Silver Titanium® therapeutic mask as a potential first-in-class certified medical mask in Japan, reflecting both regulatory innovation and commitment to public health standards.

Broader Applications and Market Potential

Beyond masks, HST technology has broad potential across multiple sectors, including:

•        Air purification systems for homes, hospitals, and public spaces

•        Medical textiles and wound dressings with antimicrobial properties, diapers, sanitary products, and sheets for pressure ulcers and cancerous necrosis

•        Protective clothing and uniforms for healthcare and industrial workers

•        Consumer products such as bedding, curtains, and filters for allergy sufferers

•        Sportswear and towels for athletes

Unlike pharmaceuticals, which rely on the systemic absorption of active ingredients, HST technology’s contact-based mechanism as a medical device makes it especially valuable for pregnant women, professional drivers, athletes, and others who must avoid medications or performance-impairing side effects.

Ongoing Development and Strategic Partnerships

DRC is actively expanding the application of HST technology through clinical research, product development, and regulatory engagement. To accelerate commercialization and global adoption, DRC is open to strategic partnerships and third-party collaborations across healthcare, consumer goods, and industrial sectors. As part of DRC’s international outreach, DRC is currently engaged in ongoing discussions regarding a city-scale insect control project in Singapore, which aims to utilize HST technology and Anywhere Sheet products for mosquito population management. This initiative represents a novel application of HST technology in urban public health and vector control, and reflects the versatility of DRC’s platform in addressing diverse environmental and health challenges.

2.    AI-Driven In Vitro Diagnostic Kits

Background

The COVID-19 pandemic marked a turning point in global public health, highlighting the urgent need for rapid, accurate, and scalable diagnostic technologies. SARS-CoV-2, the seventh known coronavirus to infect humans, is a single-stranded, positive-sense RNA virus enveloped by a lipid membrane. Its spike protein, which facilitates viral entry into host cells, is a key target for both diagnostics and immune response. The virus’s rapid global spread and high transmissibility led to a pandemic that has infected an estimated 700 million people and caused more than 7 million deaths worldwide, disrupting healthcare systems, economies, and societies on an unprecedented scale.

In response to the emergence of SARS-CoV-2 in late 2019, DRC initiated the development of in vitro diagnostic reagents in collaboration with the RIKEN Institute. This strategic partnership was formed with the goal of equipping healthcare systems with advanced tools to detect and respond to novel viral threats.

Limitations of Existing Diagnostic and Treatment Infrastructure

During the COVID-19 pandemic, the limitations of existing diagnostic testing methods became increasingly evident. While Polymerase Chain Reaction (PCR) testing was the gold standard for detecting SARS-CoV-2 thanks to its high sensitivity and accuracy, it was constrained by several factors: high costs, limited availability of testing equipment, the need for specialized personnel, and long turnaround times. In Japan, these tests could only be conducted at designated medical institutions, creating access bottlenecks and delays in diagnosis. As demand surged, the market saw the emergence of unapproved and unreliable testing kits, which often produced false positives or negatives, contributing to public confusion, unnecessary behavioral restrictions, and increased risk of viral spread. In addition to PCR, other standard diagnostic methods include culture-based diagnostics and metagenomic sequencing. While these methods offer high accuracy, they are also time-consuming, expensive, and most importantly, require complex laboratory infrastructure and skilled operators, and are not practical for widespread, routine use by the general public.

DRC’s Diagnostic Innovation — the AI-Driven In Vitro Diagnostics Kits

To address these challenges, DRC is developing a next-generation diagnostic solution in collaboration with Dr. Shigeyuki Yokoyama, who was affiliated with RIKEN, Japan’s largest and most comprehensive research organization for basic and applied science and a world leader in a diverse array of scientific disciplines, at the time of joint development. The goal is to create a low-cost, easy-to-use, and highly accurate testing system that delivers results within minutes. The AI-driven in vitro diagnostics (IVD) kits consist of two components: a test tape and a smartphone application (the DRC App). The kits are designed to detect both infectious diseases and allergens, using a reverse correlation and competitive displacement immunoassay, enhanced by AI-powered image recognition and machine learning. By integrating enzyme-linked immunosorbent assay (ELISA) techniques with advanced image analysis, DRC’s system can detect specific antigens associated with pathogens and allergens with high precision. This approach eliminates the need for centralized labs or trained technicians, making it suitable for use in both clinical and non-clinical settings.

The technology used in the test tape was co-developed by DRC and Dr. Shigeyuki Yokoyama at RIKEN, and is the subject of a joint patent application filed on December 12, 2022, which is currently under review by the Japan Patent Office. Although RIKEN is a joint applicant, under the terms of an intellectual property rights agreement between DRC and RIKEN, RIKEN retained rights only for non-commercial use (e.g., academic research), while DRC holds the sole commercialization rights for the patent.

DRC has commissioned StaGen Co., Ltd. (StaGen) to develop the DRC App for DRC. Under the terms of the commission agreement between DRC and StaGen, the copyrights of the DRC App belong to DRC.

The IVD kits require medical device certification. DRC plans to initiate the PMDA certification process for the IVD kits and plans to begin clinical trials in Japan in 2026, with the goal of obtaining regulatory approval by 2027 and launching the IVD kits commercially in Japan in the spring of 2028.

Infectious Disease Detection Kits

The infectious disease detection kits utilize test tapes and DRC App that can detect infectious disease by simply taking a photo of the test sample. The DRC App can analyze and detect the subtle presence or absence of a target protein based on the differences in color development on the test tape, using AI-powered image analysis technology. This enables the generation of infection results in about ten minutes, which is dramatically faster than conventional PCR tests that typically require 2 to 3 hours to produce results. The infectious disease detection kits are designed for broad applicability across multiple diagnostic domains:

(1)    Droplet transmission:    COVID-19, influenza, RSV

(2)    Contact transmission:    norovirus, staphylococcus aureus, MRSA, rhinovirus

(3)    Airborne transmission:    tuberculosis, measles, chickenpox, mycoplasma

(4)    Vector-borne transmission:    malaria, dengue fever

Compared to conventional RT-PCR tests, this platform reduces testing costs per sample by approximately 99% and turnaround time by 90%, while eliminating the need for cold chain storage. Multiplex panel kits were developed and validated by 2024, enabling self-administered testing with smartphone-based AI image analysis.

DRC’s diagnostic product has the following innovations and features compared to PCR:

•        Simple, self-contained testing device

•        Rapid, low-cost, and highly accurate diagnostics

•        Contactless operation to reduce infection risk

•        AI-based image analysis for automated results

•        IoT-enabled epidemiological surveillance

•        Patient tracking and movement history integration

•        Connected care capabilities for remote testing and treatment

Allergens Detection Kits

The allergens detection kits are available in two formats. One involves applying food to a test tape and photographing it with the DRC App, while the other allows direct food photography. Both utilize AI image recognition technology to identify depigmentation and antigen-antibody reactions to detect allergens such as eggs, milk, wheat, soba noodles, peanuts, shrimps, and crabs, as well as poisoning bacteria or natural toxins including norovirus, E. coli O157, salmonella, staphylococcus, poisonous mushrooms, pufferfish, shellfish. The latter has the potential to be scalable for industrial use, such as integration into conveyor belts at food factories, enabling high-volume allergen screening.

Broader Applications and Market Potential

Beyond diagnostics, DRC plans to build a global digital health infrastructure powered by AI to support scalable, real-time disease detection and public health management. This system is designed to extend the reach of healthcare and improve resilience across diverse settings.

Key applications include:

•        Food allergen detection using smartphone-based test tape imaging

•        Infectious disease alerts and risk mapping for real-time epidemiological monitoring

•        Remote diagnostic support systems to alleviate pressure on medical institutions

These solutions are intended for both business-to-business (B2B) and business-to-consumer (B2C) markets and are particularly suited for disaster response, rural medicine, and home-based care. By enabling decentralized, accessible, and intelligent health services, DRC aims to contribute to a more responsive and equitable global healthcare ecosystem.

3.    Our Drug Candidate: Treatment for Parkinson’s Disease — ATP Enhancer (Febuxostat + Inosine)

Background

Parkinson’s disease (PD) is a chronic, progressive neurodegenerative disorder that primarily affects motor function. It is caused by the gradual loss of dopamine-producing neurons in the brain, leading to symptoms such as tremors, muscle rigidity, bradykinesia (slowness of movement), and postural instability. In addition to motor symptoms, PD can also result in non-motor complications including cognitive decline, mood disturbances, and sleep disorders. Although the exact cause of PD remains unknown, mitochondrial dysfunction and impaired energy metabolism have been identified as central contributors to its pathology.

Dopaminergic neurons rely on adenosine triphosphate (ATP) — often referred to as the “energy currency of the cell” — to function and survive. When ATP levels are insufficient, these neurons lose their ability to maintain normal cellular processes and eventually die, resulting in reduced dopamine production and the onset of PD symptoms. Currently, the most widely used treatment for PD is the administration of levodopa (L-DOPA), a dopamine precursor that temporarily restores dopamine levels in the brain and alleviates motor symptoms. However, levodopa and other dopamine replacement therapies do not address the underlying neuronal degeneration. Over time, their effectiveness tends to decline as the disease progresses and the body adapts to the treatment. As time passes, patients often require increasing doses, which can lead to motor fluctuations and side effects such as dyskinesia. Moreover, these therapies do not prevent the continued loss of dopamine-producing neurons, meaning the root cause of PD remains unaddressed.

According to the World Health Organization (WHO), the number of people with Parkinson’s disease (PD) worldwide has been increasing with the aging population, exceeding 8.5 million in 2019, and some neurologists have expressed concerns about a “PD pandemic.” (The number of patients in Japan was 289,000 in 2020, and the number in the United States was 1.11 million, which is projected to reach 1.2 million by 2030.) Therefore, there is an urgent need for disease-modifying therapies that go beyond symptom management and target the fundamental mechanisms of neurodegeneration.

Overview of Our Drug Candidate

DRC’s candidate therapy aims to address this unmet need by enhancing cerebral ATP levels through a novel combination of two existing drugs: febuxostat (a xanthine oxidase inhibitor, widely used mainly for the treatment of gout and hyperuricemia) and inosine (a purine metabolism precursor, a compound with a wide range of applications including as a food additive, pharmaceutical, and research reagent). For its drug development, DRC is collaborating with Dr. Naoyuki Kamatani, the clinical developer of febuxostat and a leading figure in the field of genomic analysis in Japan, who formerly served as Director of the RIKEN Center for Genomic Medicine. Based on his extensive experience, this combination of two existing drugs has been shown to elevate systemic levels of hypoxanthine, a key intermediate in the purine salvage pathway and a direct precursor of ATP. Hypoxanthine is capable of crossing the blood-brain barrier, where it may contribute to increased ATP production in the brain. This approach targets mitochondrial dysfunction and ATP deficiency — core pathological features of PD — and represents a potential paradigm shift from symptomatic relief to disease modification.

Mechanism of action of ATP enhancer 【XOR inhibitor (febuxostat) + inosine】

XOR Inhibitors
4.5 mmol
Inosine
The brain's ATP turns over 6,000 times a day
X
Hypo
UA
liver
(XOR+)
4.5 mmol
Hypoxanthine
Blood (XOR -)
ATP
3.9 mmol
Hypo
Brain (XOR-)
Hypo: hypoxanthine
XOR: xanthine oxidoreductase
XOR inhibitors:
Allopurinol Febuxostat

- The target enzyme XOR is not expressed in the brain. XOR inhibitors inhibit XOR in the liver, thereby increasing Hypo in the liver and blood.
- Hypo crosses the blood-brain barrier (BBB), enters the brain and increases ATP.
- The combination of an XOR inhibitor and inosine, or a combination drug, is a superior drug because it further enhances Hypo and suppresses the decrease in uric acid compared to an XOR inhibitor alone.

Significant Improvement in Primary Outcome Measures of Parkinson's Disease Following Combined Drug Administration

Watanabe H et al. Medicine 2020;99:35(e21576).

Primary endpoint was improvement

P = 0.1787
N = 26
MDS-UPDRS Part III
MDS-UPDRS Part III score
60
50
40
30
20
10
Before treatment
29th day
57th day
57

P = 0.0146 by paired t test

ATP enhancers were more effective in PD with low hypoxanthine (Hypo) levels.

Change of UPDRS
5
0
-5
-10
-15
P = 0.022, R = 0.677
2
4
6
8
10
12
Hypo before treatment

Unlike current treatments such as levodopa which temporarily restores dopamine levels in the brain but does not prevent the ongoing loss of dopaminergic neurons, DRC’s therapy aims to restore cellular health by feeding energy directly to the cells. This enables neurons to produce dopamine naturally, addressing the root cause of the disease rather than its symptoms. Moreover, conventional dopamine replacement therapies tend to lose effectiveness over time as the body adapts and the underlying neuronal degeneration continues. In contrast, DRC’s approach supports cell survival and function, offering the potential for long-term therapeutic benefit. Moreover, the ATP enhancer is based on a combination of febuxostat and inosine, two approved drugs with established safety profiles, thus the development pathway for DRC’s therapy benefits from reduced time and cost of development and production and regulatory risk, as compared to the creation of a novel compound. This scientifically grounded design enhances the feasibility of rapid clinical translation and supports a more efficient route to commercialization.

Comparison with Regenerative Medicine: Advantages and Disadvantages

	Regenerative Medicine	ATP Enhancer
Advantages

•   Expected to provide a fundamental treatment for the disease.

•   Few rejection reactions or side effects (in the case of autologous cells).

•   Proliferates almost indefinitely.

•   Possesses pluripotency.

•   Becomes a fundamental treatment that improves the efficiency of intracellular dopamine secretion (a world-first, as current treatments are only symptomatic).

•   Widely used as a treatment for gout and hyperuricemia since May 2011, with a well-established safety profile.

•   High probability of success is expected based on genetic evidence from global medical big data and mathematical simulation analysis.

•   Dr. Tasuku Honjo, the 2022 Nobel Prize laureate, is developing a mitochondrial-targeted drug and announced that “enhancing ATP production in cellular mitochondria reduces cancer in mice.”

	Regenerative Medicine	ATP Enhancer

•   Significantly reduces vascular disorders (myocardial infarction, cerebral infarction, diabetes) and mortality rates during administration.

•   Enhancing ATP production in cellular mitochondria reduces cancer in mice.

•   Shows preventive effects for Alzheimer’s disease and dementia.

•   Low annual medical costs, reducing the burden on individuals and the nation.

•   No need for factory construction due to outsourced manufacturing.

Disadvantages

•   Surgery requires neurosurgeons, anesthesiologists, etc. with extensive knowledge and experience.

•   Risk of bleeding.

•   High medical costs (said to cost at least tens of millions of yen per person).

•   Requires a great deal of time and cost to train experienced doctors.

•   High development and production costs (the Japanese government has invested approximately 180 billion yen in research and development of regenerative medicine).

•   Treatment is only available at large medical institutions that have been notified to and accepted by the Ministry of Health, Labour and Welfare.

•   Geopolitical risks exist as some raw materials for allogeneic cells depend on imports.

•   Chromosomal abnormalities may occur with repeated subculturing.

•   It is difficult and a major challenge to culture cells in the same way every time in a factory.

• Continuous administration is necessary (medication compliance, concordance). • Tablets are large (at present).

The development of DRC’s therapy for PD treatment is based on the pioneering work of Dr. Naoyuki Kamatani, a recognized expert in gout, hyperuricemia, genomics, and mitochondrial research and the founder of StaGen Co., Ltd. (StaGen). StaGen owns several patents related to ATP enhancers in multiple jurisdictions, including Japan, the United States, the European Union, the United Kingdom, France, China, Germany, Hong Kong, Korea, Canada, Brazil, Mexico, and Russia. While febuxostat and inosine are both existing drugs with established safety profiles, the intellectual property and know-how of DRC’s therapy pertain to the specific ingredients utilized and particularly the method of combining them to achieve therapeutic ATP enhancement.

Intellectual Property and Development Status

DRC has entered into a binding Letter of Intent (LOI) with StaGen which provides for the joint ownership of the ATP enhancers patents previously owned by StaGen, which provides for an exclusive, perpetual, worldwide license for DRC to commercialize those patents for PD treatment, and further joint research and development efforts, including clinical trials and further assessments on the treatment.

Clinical trials are currently underway in Japan, led by StaGen in collaboration with Fujita Health University under the supervision of Professor Hirohisa Watanabe, a recognized authority in neuropsychiatric research. The program is currently in Phase 1b trials, focused on safety evaluation. Completion of Phase 1 trials are targeted for April 2026. Following this, Phase 2 and Phase 3 trials are planned to commence as early as 2027 and may be conducted in Japan, Australia or the United States. If Phase 2 trial results demonstrate positive efficacy, DRC intends to pursue an accelerated approval pathway under PMDA in Japan.

Risk Factors and Response Strategies

While DRC’s ATP enhancer offers a novel therapeutic approach, DRC recognizes several scientific and developmental risks associated with the approach. DRC is proactively implementing strategies to mitigate these risks and ensure successful advancement.

1.      Efficacy Demonstration Challenges

Risk:    Difficulty in demonstrating long-term disease-modifying effects.

Strategy to Address Risk:    By combining biomarker evaluation using metabolic markers (ATP, hypoxanthine, etc.), and visualizing early treatment responses, it is possible to obtain intermediate evaluation indices (surrogate endpoint). In addition, DRC will combine multiple evaluation criteria, such as diagnostic imaging and motor function evaluation, to provide multifaceted evidence of efficacy.

2.      Safety Considerations

Risk:    Limited data on long-term combination use of febuxostat and inosine in neurological disorders.

Strategy to Address Risk:    Conduct regular monitoring of blood, cardiovascular, and renal function in open-label and Phase I/II trials. Leverage real-world data and clinical databases to strengthen safety evidence.

3.      Funding Requirements

Risk:    High cost and long duration of clinical development.

Strategy to Address Risk:    Secure public research funding (e.g., Japan Agency for Medical Research and Development-AMED), pursue strategic partnerships with medical venture capital and pharmaceutical companies, and explore technology out-licensing opportunities.

4.      Market Adoption Barriers

Risk:    Novel mechanism may face slow acceptance among physicians and patients.

Strategy to Address Risk:    Promote awareness through academic engagement, collaborate with patient advocacy groups, and integrate disease education into DRC’s information dissemination strategy.

Manufacturing Process

For DRC’s mask products, DRC employs a hybrid manufacturing strategy that integrates in-house process development with strategic outsourcing. This model ensures scalability, proprietary control over critical materials, and rapid time-to-market for both medical and consumer products.

DRC’s mask manufacturing process comprises two distinct stages. The first stage involves the production of the HST Sheet, while the second stage focuses on the fabrication of masks that incorporate the HST Sheet. To ensure consistent quality and technical precision, DRC engages experienced and certified manufacturers to carry out each stage of the process.

Stage I: The production of the HST Sheet

The typical manufacturing process of the HST Sheet is illustrated by the flowchart below. The process begins with the preparation of a complex liquid composed primarily of titanium oxide, with additives such as silver, hydroxyapatite, and urethane to enhance its functional properties. The non-woven fabric is first dipped into this liquid to ensure full saturation. It is then passed through a squeezing mechanism to remove excess liquid, retaining only the necessary amount for effective treatment. Following this, the non-woven fabric is transferred into a drying oven where the complex liquid is fixed onto the fibers through controlled heating. Once dried, the fabric is rolled into spools for ease of handling. Each roll is then inspected to verify the adhesion of the treatment components according to quality standards.

④ In a drying oven, the complex liquid is fixed to the non-woven fabric.
⑤ Roll up the dry non-woven fabric into a roll.
After inspecting the amount of component adhesion, it is shipped to the assembly plant.
③ Squeezing (sifting out unnecessary liquid)
② Dipping (soaking the non-woven fabric with complex liquid)
① Complex liquid (main ingredient [titanium oxide] + additives [silver, hydroxyapatite, urethane])

Stage II: The fabrication of masks that incorporate the HST Sheet

The typical manufacturing process of DRC’s mask products is illustrated by the flowchart below. The process begins with the preparation of materials, including the HST Sheet, the non-woven fabric for the outer, middle, and inner layers, along with nose wires, and ear loops. These layers are then bonded together using heat or ultrasonic welding to form the mask body. The bonded non-woven fabric is pleated to allow expansion and ensure a better fit to the face, followed by edge sealing through ultrasonic welding to secure the structure. The sealed non-woven fabric is then cut into standard mask sizes. Ear loops are attached to the sides either by welding or sewing, and nose wires made of plastic are inserted to provide a snug fit around the nose. Depending on the intended medical use, the masks will undergo sterilization. Each mask is then subjected to quality inspection to check for defects and ensure filtration efficiency. Finally, the approved masks are packaged and prepared for distribution.

Supply Chain Management

DRC’s supply chain is designed to support both consumer-grade production and clinical-stage development, emphasizing quality, compliance, and scalability.

Key Raw Materials

DRC’s core proprietary products are based on several critical raw materials:

•        Hydro Silver Titanium® Sheet:    High-quality Hydro Silver Titanium Sheet are manufactured by Shinshu Ceramics Co., Ltd.

•        Diagnostic Membranes and Reagents for the IVD kits:    Nitrocellulose membranes, enzyme-linked antibodies, and chemical buffers from clinical-grade suppliers.

Supplier Management

DRC enforces a dual-vendor policy for critical inputs to ensure continuity and risk mitigation. All suppliers are subject to:

•        Periodic audits for quality, regulatory compliance, and ESG performance

•        Raw material testing upon receipt to validate chemical composition and purity

•        Long-term procurement agreements for critical materials to ensure price stability and availability

Contract Manufacturing

To balance capacity and flexibility, DRC partners with contract manufacturers (OEM) and contract development and manufacturing organizations (CDMOs).

•        Consumer masks are manufactured by Ichihiro Co., Ltd., one of DRC’s major shareholders.

•        For medical-grade masks, DRC will partner with established and certified medical devices manufacturer in Japan. Preliminary product production testing has been conducted with selected manufacturers.

•        For the IVD kits, DRC plans to partner with Riken Genesis Co., Ltd, a certified in IVD manufacturer with ISO13485 certification, for test tape production. The DRC App is being developed by StaGen under commission from DRC, who retains full ownership of the intellectual property. DRC also plans to eventually invest in its own production line for test tapes, enabling versatile manufacturing capabilities to enhance scalability, quality control, and supply chain resilience as the company moves toward commercialization.

Sustainability and Supply Chain Traceability

DRC is committed to responsible sourcing and supply chain transparency:

•        Use of environmentally responsible materials

•        Implementation of digital traceability systems to monitor end-to-end material flow

•        Preparation for ESG and ethical sourcing audits for suppliers

As global operations expand, DRC plans to further localize critical parts of DRC’s supply chain components to reduce lead times and geopolitical risk exposure.

Commercialization and Market Strategy

Medical Device and IVD Marketing

DRC’s marketing strategy for therapeutic masks and AI-enabled diagnostic kits focuses on clinical engagement, institutional partnerships, and regulatory integration. The sales strategy for its products is focused on establishing a strong foothold in the Japanese market as a first step, and then as the second step to penetrate into international markets.

Key elements of DRC’s marketing strategy for therapeutic masks are:

•        Healthcare Provider Engagement:    Targeted outreach to allergy and immunology specialists to drive clinical adoption. In Japan, where a strict tiered healthcare system is in place, there are over 80,000 clinics nationwide. These clinics represent a significant product distribution and promotion channel for therapeutic masks.

•        Scientific Collaboration:    Participation in medical conferences and joint research initiatives with national institutions and universities.

•        Regulatory Outreach:    Active engagement with PMDA and other regulatory bodies to facilitate clinical integration in Japan and international markets.

The IVD kits are currently under development and subject to PMDA approval. Once approved, they are expected to serve both business and consumer markets. Key elements of DRC’s marketing strategy for IVD kits are:

•        Business Use:    DRC’s IVD kits offer a cost-effective alternative to large-scale diagnostic equipment, particularly for food factories and other industrial settings. Their compact format and AI-driven analysis make them ideal for replacing traditional allergen detection systems at a fraction of the cost. Therefore, DRC plans to market their IVD kits to food manufacturers and food testing organizations, who have the need to test their food products in-house for allergens.

•        Consumer Use:    The IVD kits commercialization strategy for direct consumers will focus on a subscription-based model for the DRC App, which can be packaged together with or separate from the IVD kit hardware (test tape). Potential customers can download the DRC App, which can come with the purchase of the IVD kits hardware. Periodically, customers will pay a license fee for the use of the DRC App on the IVD Kits. This approach allows for recurring revenue and closer user engagement upon analysis of customer data, subject to DRC’s compliance with applicable data protection laws.

Pharmaceutical Commercialization: ATP Enhancer Therapy

Upon regulatory approval of DRC’s ATP enhancer drug therapy for PD, DRC plans to commercialize the drug independently within Japan, leveraging on its existing healthcare network and brand recognition. For international markets, DRC plans to partner with pharmaceutical companies solely as distributors, ensuring that the drug continues to be marketed under the DRC brand. This strategy allows DRC to maintain brand consistency and product identity while benefiting from the global reach and infrastructure of established pharmaceutical partners.

Sales and Distribution Channels

DRC employs a multi-channel sales and marketing strategy that bridges consumer awareness with medical adoption. This approach supports early brand exposure, product validation, and global expansion across multiple verticals.

Consumer Product Sales Channels

Currently, Hydro Silver Titanium® (HST)-based consumer products — including masks, towels, and handkerchiefs — are distributed through:

•        E-commerce Platforms:    Direct-to-consumer sales via official online stores and major shopping portals, such as Amazon Japan, Sundrug, Dokodemo in Japan.

•        Retail Partners:    Brick-and-mortar pharmacies and retailers across Japan, including AEON, Welcia, Matsumoto Kiyoshi, Tsuruha Holdings, Sundrug, Bic Camera, Loft, Tokyu Hands, Yodobashi Camera, Ito-Yokado, York-Benimaru, Life Corporation, Summit, Seijo Ishii, Daikoku Drug, and Sugi Pharmacy.

•        B2B Sales:    Institutional clients such as hospitals, schools, and corporations served by dedicated sales teams and medical representatives.

This diversified network ensures broad market coverage and builds brand loyalty across consumer demographics.

For medical devices such as Hydro Silver Titanium® Sheet” therapeutic masks and the IVD kits, sales channels that DRC will utilize will be further determined during and after the medical device certification process based on the product classification.

Logistics and Distribution

DRC’s logistics operations are managed by trusted third-party logistics providers, ensuring efficient inventory control and timely delivery:

•        Domestic Fulfillment:    DRC’s central warehouse in Saitama, Japan supports distribution to wholesalers and consumers via B2B logistics and Amazon FBA.

•        International Fulfillment:    Planned regional hubs in Hong Kong and Bangkok support Asia-Pacific distribution. Cross-border e-commerce to Europe is facilitated through an Amsterdam-based fulfillment partner.

This infrastructure supports DRC’s scalable growth and reliable product availability across global markets.

Branding and Awareness

DRC’s brand strategy enhances both consumer trust and institutional credibility through:

•        Media Exposure and Endorsements:    Widespread media coverage and celebrity endorsements, particularly for Hydro Silver Titanium masks.

•        Academic and Government Affiliation:    Partnerships with university research chairs and government-backed initiatives.

•        Innovation Positioning:    Strong public image as a leader in hygiene, allergy care, and AI-integrated medical technologies.

International Market Development

DRC is actively planning and pursuing global expansion, with strategic focus on:

•        Asia-Pacific:    Including China, South Korea, and Southeast Asia

•        North America and Europe:    Through strategic alliances and regulatory groundwork

•        Differentiation Strategy:    Leveraging clinical data and intellectual property protections to establish competitive advantage

International marketing efforts will emphasize DRC’s value proposition of cost-effective, AI-integrated, and preventative healthcare solutions.

Research and Development

Research and development (R&D) is central to DRC’s business model and competitive strategy. DRC’s R&D efforts are dedicated to creating transformative technologies across three core areas: therapeutic medical devices, IVD and AI-based detection systems, and pharmaceuticals. DRC aims to address global healthcare challenges through scientific innovation, intellectual property generation, and academic-industry collaboration.

Core Focus Areas

DRC’s active R&D pipeline includes:

•        Development of Hydro Silver Titanium® applications and exploration of its potential functions and efficacies.

Clinical development of the Hydro Silver Titanium® therapeutic mask to treat seasonal allergic rhinitis. Ongoing consultation with Japan’s PMDA and patent filings are part of the strategy to convert consumer hygiene products into regulated medical devices.

•        AI-powered IVD Kits

Development of AI-powered IVD kits for infectious diseases such as influenza, COVID-19, malaria, and dengue fever. DRC’s current research in this regard includes:

•        ELISA-based visual detection platforms

•        Smartphone-integrated image recognition algorithms

•        Clinical validation studies and approval preparation in Japan and global markets

•        ATP-Enhancing Drug for Parkinson’s Disease

In collaboration with StaGen, DRC is advancing a novel therapeutic approach that represents a potential disease-modifying treatment. The ATP enhancer is currently in Phase 1b clinical trials in Japan.

Partnerships and Academic Collaboration

DRC’s innovation strategy partly involves on collaborative research with academic institutions and contract research organizations. These collaborations provide access to advanced facilities, clinical trial networks, and cross-disciplinary expertise. DRC collaborates with over 40 institutions, including:

•        Shinshu University of Japan, with whom DRC established an endowed research chair

•        RIKEN Institute and Nagasaki University of Japan, and Mahidol University of Thailand, supporting joint clinical research and scientific publications. In particular, with RIKEN, DRC initiated a joint development project, spurred by the novel coronavirus (SARS-CoV-2) pandemic, with the aim of protecting humanity from unknown viruses. This collaboration has made great strides in demonstrating that DRC’s HST masks inactivate the novel coronavirus and has led to the development of inexpensive, easy-to-use, highly accurate testing methods.

Risk Management

Collaborations with external institutions and contract organizations inherently carry certain risks, including potential delays due to differing institutional priorities, limitations on data access under joint intellectual property terms, and financial obligations related to achieving milestones or sub-licensing. To mitigate these risks, DRC conducts thorough due diligence when selecting partners and incorporates robust clauses in its collaborative research agreements and other contractual agreements with such institutions. These clauses specifically cover intellectual property protection, dispute resolution mechanisms, and confidentiality provisions. This approach aims to minimize potential operational disruptions, ensure continued access to necessary research data, and to prudently manage financial commitments associated with DRC’s collaborative development efforts.

Competition

DRC operates in several competitive sectors, including consumer healthcare, medical devices, diagnostics, and pharmaceuticals. DRC’s diversified business model requires it to compete on multiple fronts: technology innovation, clinical efficacy, cost, and regulatory positioning. Across each product category, DRC differentiates itself through proprietary technologies, integration of AI, and early consumer adoption strategies.

Therapeutic Masks and Consumer Healthcare

In the allergy relief and hygiene product space, DRC’s Hydro Silver Titanium®-based masks compete with:

•        Masks from other Japanese consumer mask brands such as Unicharm, PITTA Mask, and Muji

•        Medical mask manufacturers such as 3M and Kowa

Unlike the above conventional mask producers, DRC positions its therapeutic-grade masks as PMDA-reviewed medical devices, creating a distinct market segment between consumer and clinical categories.

In Vitro Diagnostics

DRC’s AI-integrated IVD kits compete in the point-of-care testing (POCT) and mass screening markets. Competitors include:

•        Abbott, Roche, and QuidelOrtho for rapid test kits

•        Local Japanese firms offering influenza and COVID-19 test kits

•        Emerging startups focused on smartphone-based diagnostics (e.g., image recognition or biosensor platforms)

Aspects of differentiation of DRC’s IVD kits from the competition include:

•        Faster, AI-powered detection with cost savings over RT-PCR

•        High-throughput capability for testing multiple individuals at once

•        App-based interpretation and disease mapping

•        Integration into public health infrastructure and real-time alerts

•        Infection protection for healthcare workers

Pharmaceuticals — ATP Enhancer Drug Therapy

In the PD drug development space, DRC faces competition from:

•        Global pharmaceutical firms such as AbbVie, Biogen, Lundbeck, and Kyowa Kirin

•        Academic research groups and biotech startups developing dopamine replacement therapies, gene therapies, or disease-modifying agents

However, DRC’s approach to treatment is different from current treatment methods in that it focuses on ATP-enhancement and energy balance, rather than symptomatic dopamine modulation. This entropy-based mechanism offers a novel positioning in the neurodegenerative disease landscape, potentially applicable to aging and metabolic disorders. Furthermore, based on accumulated genomic research (Genome-Wide Association Study), mitochondrial dysfunction is estimated to account for approximately 30% of all diseases. Therefore, ATP enhancers may have the potential to treat 30% of all diseases.

Typical organ symptoms

Here is a summary of the symptoms of “mitochondrial disease,” which is said to occur when mitochondrial function is impaired. You can see that mitochondria are essential to cells in the body. Individual symptoms vary depending on which organ’s function is impaired (table partially modified from “Symptoms of Mitochondrial Disease on the Rare Disease Information Center Homepage”)

The photo shows that the isolation membrane selectively surrounds mitochondria with a protein called “Parkin” attached to break down “bad” mitochondria that have lost their function. The isolation membrane then completely covers the bad mitochondria, forming a sphere (autophagosome), which breaks down the bad mitochondria. Without “Parkin”, the bad mitochondria are not removed and accumulate, which seems to cause Parkinson’s disease.

DRC’s Strategic Advantages Over Competition

DRC’s competitive positioning is supported by:

•        Strong patent and patent-pending portfolio covering its mask and hygiene products, IVD kits, with the current acquisition of ATP enhancer patent rights from StaGen.

•        Consumer-to-clinical pipeline strategy that reduces product risk through early adoption

•        Collaborations with academic and government institutions enhancing credibility and access to regulatory support

•        Scalability via AI platforms, allowing rapid deployment during pandemics or disaster scenarios

While many competitors are larger in scale, DRC’s agility, scientific differentiation, and cross-sector integration enable it to potentially carve out defensible niches across its target markets.

Seasonality

DRC’s business exhibits certain seasonal trends, primarily within its consumer healthcare and allergy-related product segments. However, seasonality has a limited impact on DRC’s overall strategic direction and long-term revenue prospects due to the diversification of its pipeline and business model.

Consumer Products and Therapeutic Masks

•        Sales of Hydro Silver Titanium® masks and hygiene products tend to peak during allergy seasons (typically spring and autumn in Japan) and winter months, when demand for cold and flu prevention rises.

•        This trend is reinforced by increased air pollution and pollen levels, which influence customer purchasing behavior for allergy-related protective gear.

IVD Kits

•        Seasonal upticks may occur during influenza seasons and pandemic waves (e.g., COVID-19 surges), but DRC’s diagnostic platform is designed for year-round usage in both clinical and public health settings.

•        The introduction of multi-pathogen panels (e.g., for dengue, Zika, and malaria) further supports non-seasonal, global deployment, especially in tropical regions.

Pharmaceutical Pipeline

•        DRC’s pharmaceutical research and development activities are not materially affected by seasonality. Clinical trials, regulatory filings, and drug development milestones proceed on a schedule driven by study protocols and regulatory agency timelines rather than seasonal consumer demand.

Mitigation and Strategic Positioning

To address seasonal variations, DRC:

•        Staggers marketing campaigns and production volumes based on historical sales data

•        Diversifies its product pipeline to reduce reliance on season-dependent categories

•        Focuses on global market expansion to balance seasonal differences across regions

Overall, while certain segments such as masks and allergy-related devices may exhibit periodic sales fluctuations, DRC maintains a balanced portfolio that mitigates major seasonal volatility.

Facilities

DRC corporate headquarters is located at Shinjuku i-Land Tower 4F, 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1304, Japan, where it leases an office with 116.94 square meters pursuant to a lease agreement that is in effect until November 19, 2026. DRC’s corporate headquarters contain the management, sales and marketing, research and development and administrative functions of DRC.

DRC believes that its current facility is adequate to meet its immediate needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of DRC’s operations.

Employees

As of July 31, 2025, DRC has 8 full-time employees, engaging in functions including business administration, management, manufacturing, sales and marketing and research and development. The chart below describes the distribution of employees by function. None of DRC’s employees are represented by a labor union or covered by a collective bargaining agreement. DRC considers its relationship with employees to be good. To date, DRC has not experienced work stoppages, strikes, or any disputes with its employees.

The following table sets forth the number of DRC’s employees categorized by function as of July 31, 2025.

Employee Number Function	Total
Management	1
Administrative	3
Sales and Marketing	2
Manufacturing, Research & Development	2
Total	8

Intellectual Property

Intellectual property rights are important to the success of DRC’s business. DRC actively seeks patent protection for its drug candidates in Japan and other major jurisdictions worldwide, and file additional patent applications, when appropriate, to cover improvements to its technologies. DRC relies on a combination of patents, trademarks and trade secrets as well as employee and third-party confidentiality agreements to safeguard its intellectual property.

As of the date of this prospectus, DRC was not involved in any proceedings in respect of, and DRC had not received, notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which DRC may be a claimant or a respondent.

DRC has submitted trademark and patents applications to further bolster these rights and enhance its ability to defend against third parties. As of September 5, 2025, DRC owns the following trademarks worldwide:

Trademarks

No.	Mark	Registration No.	Country	Class	Status	Expiration Date
1.		5834661	Japan	5,24,25	Valid	2026/03/18
2.		5869681	Japan	5,10	Valid	2026/07/29
3.		5877291	Japan	5,10, 24, 25	Valid	2026/08/26
4.		5897521	Japan	5,10, 24, 25	Valid	2026/11/18
5.		5897522	Japan	5,10, 24, 25	Valid	2026/11/18
6.		5897523	Japan	5,10, 24, 25	Valid	2026/11/18
7.		5943616	Japan	25	Valid	2027/04/28
8.		5982965	Japan	5	Valid	2027/09/22
9.		5982966	Japan	1	Valid	2027/09/22
10.		5991777	Japan	1,3,5,10, 11,12, 16,18, 19,20, 21,24, 25,27, 28	Valid	2027/10/27

No.	Mark	Registration No.	Country	Class	Status	Expiration Date
11.		5991778	Japan	1,3,5,10,11,12, 16,18, 19,20, 21,24, 25,27, 28	Valid	2027/10/27
12.		5994192	Japan	25	Valid	2027/11/02
13.		5994193	Japan	25	Valid	2027/11/02
14.		5996561	Japan	5, 10, 24	Valid	2027/11/17
15.		5996562	Japan	5, 10, 24	Valid	2027/11/17
16.		5996629	Japan	5	Valid	2027/11/17
17.		5996630	Japan	5	Valid	2027/11/17
18.		5996631	Japan	5	Valid	2027/11/17
19.		5996632	Japan	5	Valid	2027/11/17
20.		5996633	Japan	5	Valid	2027/11/17
21.		5996634	Japan	5	Valid	2027/11/17
22.		5996635	Japan	5	Valid	2028/11/17
23.		5996636	Japan	5	Valid	2027/11/17
24.		5996637	Japan	5	Valid	2027/11/17

No.	Mark	Registration No.	Country	Class	Status	Expiration Date
25.		5996638	Japan	5	Valid	2027/11/17
26.		5996873	Japan	1	Valid	2027/11/17
27.		6004910	Japan	5,10,24,25	Valid	2027/12/15
28.		6004911	Japan	5,10,24,25	Valid	2027/12/15
29.		6006813	Japan	5	Valid	2027/12/22
30.		6006814	Japan	5	Valid	2027/12/22
31.		6006815	Japan	5	Valid	2027/12/22
32.		6006816	Japan	5	Valid	2027/12/22
33.		6012520	Japan	1,3,5,10,11,12, 16,18, 19,20, 21,24, 25,27, 28	Valid	2028/01/19
34.		6022382	Japan	5, 10, 24, 25	Valid	2028/02/23
35.		6022383	Japan	5, 10, 24, 25	Valid	2028/02/23
36.		6022384	Japan	5, 10, 24, 25	Valid	2028/02/23
37.		6022385	Japan	5, 10, 24, 25	Valid	2028/02/23
38.		6022386	Japan	5, 10, 24, 25	Valid	2028/02/23

No.	Mark	Registration No.	Country	Class	Status	Expiration Date
39.		6024041	Japan	5, 10, 24, 25	Valid	2028/03/02
40.		6024042	Japan	5, 10, 24, 25	Valid	2028/03/02
41.		6024043	Japan	5, 10, 24, 25	Valid	2028/03/02
42.		6024044	Japan	5, 10, 24, 25	Valid	2028/03/02
43.		6024045	Japan	5, 10, 24, 25	Valid	2028/03/02
44.		6024056	Japan	5,10,24,25	Valid	2028/03/02
45.		6082550	Japan	5	Valid	2028/09/21
46.		6083417	Japan	5	Valid	2028/09/21
47.		6092650	Japan	18	Valid	2028/10/26
48.		6092651	Japan	18	Valid	2028/10/26
49.		6128840	Japan	5,10	Valid	2029/03/08
50.		6263668	Japan	2	Valid	2030/06/26
51.		6263669	Japan	2	Valid	2030/06/26
52.		6263670	Japan	2	Valid	2030/06/26
53.		6263671	Japan	2	Valid	2030/06/26
54.		6339991	Japan	5	Valid	2031/01/13

No.	Mark	Registration No.	Country	Class	Status	Expiration Date
55.		1405925	South Korea	5,10	Valid	[2029/08/07]
56.		1406738	South Korea	5,10	Valid	[2029/07/16]
57.		1406739	South Korea	5,10	Valid	[2029/07/16]
58.		1406741	South Korea	5,10	Valid	[2029/07/16]
59.		40-1416503	South Korea	5, 10	Valid	2028//11/13
60.		40-1416504	South Korea	10	Valid	2028/11/13
61.		40-1429289	South Korea	5,10	Valid	2028/12/20
62.		1406737	China	5,10	Valid	[2028/12/06]
63.		1406739	China	5,10	Valid	2029/01/24
64.		1406741	China	5,10	Valid	2029/01/31
65.		28735324	China	10	Valid	2029/03/14
66.		35149783	China	10	Valid	2029/10/26
67.		1498595	Europe	5,10	Valid	2030/06/26

As of September 5, 2025, DRC owns the following patents worldwide:

Registered Patents

No.	Patent No.	Country	Application Date	Issue Date	Patent Name	Patent Duration	Patent Owner
1.	3228789	Japan	2020/08/03	2020/10/21	Cold mask	2020/08/03 – 2030/08/02	(1) Ichiro Co., Ltd.; (2) DRC
2.	6371014	Japan	2016/12/21	2018/07/20	Medicinal preparation and medical instrument	2016/12/21 – 2036/12/20	DRC
3.	6399722	Japan	2018/01/26	2018/09/14	Medicinal preparation and medical instrument	2018/01/26 – 2038/01/25	DRC
4.	6835381	Japan	2019/01/10	2021/02/08	Methods for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
5.	6851054	Japan	2020/06/01	2021/03/11	Mask	2020/06/01 – 2040/05/31	(1) Ichiro Co., Ltd.; (2) DRC
6.	7178047	Japan	2019/03/13	2022/11/16	Coating composition	2019/03/13 – 2039/03/12	(1)Kansai Paint Co., Ltd.; (2) DRC
7.	7264512	Japan	2021/01/21	2023/04/17	Method for preventing the occurrence of pests	2021/01/21 – 2041/01/20	DRC
8.	ZL 2016 8 0091434.4	China	2016/12/21	2022/12/13	Medicinal preparation and medical instrument	2016/12/21 – 2036/12/20	DRC
9.	ZL2019 8 0048181.6	China	2019/01/10	2022/04/29	Method for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
10.	HK40041784	Hong Kong	2019/01/10	2022/10/07	Method for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
11.	DP000085820	Indonesia	2022/10/07	2023/02/21	Method for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
12.	420654	India	2019/01/10	2023/02/06	Method for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
13.	504509	India	2019/01/10	2023/01/29	Method for controlling harmful insects	2019/01/10 – 2039/01/09	DRC
14.	MY-195688-A	Malaysia	2019/01/10	2023/02/03	Method for controlling harmful insects	2019/01/10 – 2039/01/10	DRC

No.	Patent No.	Country	Application Date	Issue Date	Patent Name	Patent Duration	Patent Owner
15.	BR 11 2020 020 589 3	Brazil	2019/01/10	2021/10/09	Method for controlling harmful insects	2019/01/10 – 2039/01/10	DRC
16.	20421	OAPI (African Intellectual Property Organization)	2019/01/10	2022/06/03	Method for controlling harmful insects	2019/01/10 – 2039/01/10	DRC
17.	AP6688	ARIPO (African Regional Intellectual Property Organization)	2019/01/10	2023/03/14	Method for controlling harmful insects	2019/01/10 – 2039/01/10	DRC

Pending Patents

No.	Application No.	Country	Application Date	Patent Name	Applicant(s)
1.	2022-198062	Japan	2022/12/12	Inspection method and inspection kit for inspecting target substance	(1) Institute of Physical and Chemical Research (RIKEN); (2) DRC
2.	2023-088378	Japan	2023/05/30	Insect pest control container and insect pest control method using the same	DRC
3.	16923364.0	Europe	2016/12/21	Pharmaceutical preparation and medical instrument	DRC
4.	16/964.655	United States	2018/10/19	Medicinal preparation and medical instrument	DRC
5.	3808180	Europe	2019/01/10	Method for controlling harmful insects	DRC

With respect to the trademarks and patents listed above, DRC calculates their annual amortization amounts in accordance with its internal accounting policies. As of July 31, 2024, both the trademarks and patents have been fully amortized and fully impaired.

In addition to the above-mentioned patents, DRC has also signed a Letter of Intent (LOI) with StaGen, pursuant to which StaGen has agreed to transfer ownership of the following patents to DRC in the future, thereby resulting in these patents becoming jointly owned by DRC and StaGen:

Patent Number	Country	Patent Name	Current Patent Owner
6153281	Japan	Intracellular ATP enhancers	StaGen
10682372	United States	Intracellular ATP enhancers	StaGen
3342414	EU	Intracellular ATP enhancers	StaGen
3342414	United Kingdom	Intracellular ATP enhancers	StaGen
3342414	France	Intracellular ATP enhancers	StaGen
60 2016 070 884.1	Germany	Intracellular ATP enhancers	StaGen
2016 8 0049519.6	China	Intracellular ATP enhancers	StaGen
1246165	Hong Kong	Intracellular ATP enhancers	StaGen
10-2600879	Korea	Intracellular ATP enhancers	StaGen
2995052	Canada	Intracellular ATP enhancers	StaGen

Patent Number	Country	Patent Name	Current Patent Owner
1120180026484	Brazil	Intracellular ATP enhancers	StaGen
390322	Mexico	Intracellular ATP enhancers	StaGen
2728722	Russia	Intracellular ATP enhancers	StaGen
6937134	Japan	Intracellular ATPenhancers	StaGen
10881662	United States	Intracellular ATP enhancers	StaGen
3542823	EU	Intracellular ATP enhancers	StaGen
3542823	United Kingdom	Intracellular ATP enhancers	StaGen
3542823	France	Intracellular ATP enhancers	StaGen
602017080081.3	Germany	Intracellular ATP enhancers	StaGen
201780083970.4	China	Intracellular ATP enhancers	StaGen
40007559	China	Intracellular ATP enhancers	StaGen
6867142	Japan	Drugs for improving Parkinson’s symptoms	StaGen

Strategic Growth Drivers: Pipeline, Partnerships, and Market Entry

DRC’s growth strategy is built on a dynamic interplay between a robust product pipeline, strong academic and commercial partnerships, and a consumer-to-clinical commercialization model. Together, these elements form a cohesive framework that supports innovation, accelerates development, and ensures market relevance.

Diversified and High-Impact Product Pipeline

DRC’s R&D efforts span multiple high-growth domains, including personal health and hygiene solutions, infectious disease and allergens diagnostics, AI health platforms and pharmaceuticals. Each product line is strategically positioned to address urgent healthcare needs while offering scalable commercial potential.

Strategic Partnerships for Innovation and Validation

DRC collaborates with leading academic and commercial institutions worldwide, including RIKEN, Shinshu University, Mahidol University, and Nagasaki University. These partnerships enhance the scientific credibility, clinical validation, and scalability of DRC’s technologies. By leveraging external expertise and infrastructure, DRC accelerates innovation and strengthen DRC’s regulatory and market positioning.

Accelerated Market Entry Through Consumer-First Strategy

DRC’s unique “consumer-first” approach — initially launching products in the hygiene and wellness market — has enabled early brand recognition and user adoption, particularly in Japan. This strategy facilitates:

•        Early revenue generation and market validation

•        Streamlined regulatory transitions for clinical adaptation

•        A smoother path from consumer acceptance to medical use

This integrated model allows us to test, refine, and scale innovations efficiently, bridging the gap between consumer health and clinical therapeutics.

Legal Proceedings

As of the date of this filing, DRC is not a party to any material legal proceedings, nor is it aware of any threatened litigation that could reasonably be expected to have a material adverse effect on its business, financial condition, results of operations, or prospects.

Regulatory Proceedings

While DRC’s application for the approval of its Hydro Silver Titanium® Sheet” therapeutic masks was denied by the PMDA in March 2024, this matter did not result in any legal dispute or enforcement action. In initial pre-consultation with the PMDA, the Hydro Silver Titanium® Sheet” therapeutic mask product was not approved due to concerns regarding alignment between the proposed indication and evaluation metrics, and variability in usage among subjects. On April 11, 2024, DRC received a consultation result letter from PMDA, and based on this response, DRC is currently proceeding with a revised submission that strengthens clinical data and technical evidence by revising the clinical design to include more defined allergen environments and combined subjective outcomes with objective nasal obstruction metrics and QOL scoring. Resubmission is scheduled for 2025. DRC continues to aim for early approval.

Intellectual Property Disputes

DRC actively monitors and protects its intellectual property rights. As of this filing:

•        There are no ongoing patent infringement lawsuits, oppositions, or disputes pending in Japan or abroad.

•        All patents filed by DRC are being maintained in good standing.

Contractual and Commercial Disputes

DRC has not been involved in any material contractual disputes, arbitration, or claims related to its partnerships, suppliers, licensing agreements, or customer relationships.

Labor and Employment Disputes

There have been no labor-related lawsuits, union disputes, or governmental investigations related to employment practices or working conditions.

Risk Statement

Although DRC currently faces no material legal proceedings, it operates in regulated sectors (medical devices, diagnostics, pharmaceuticals) where the risk of future regulatory, IP-related, or contractual disputes cannot be entirely ruled out. DRC maintains legal counsel and compliance mechanisms to mitigate such risks.

Government Regulation

DRC is subject to various Japanese laws and regulations as well as U.S. federal and state laws. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in manners that could harm DRC’s business. DRC’s business operations are subject to a comprehensive regulatory framework in Japan, primarily governed by the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (PMD Act). This act oversees the manufacture, import, sale, and post-market safety management of pharmaceuticals, medical devices, and in vitro diagnostic products. Beyond the PMD Act, DRC’s activities are also governed by various other relevant laws and regulations, including but not limited to, the Companies Act, Foreign Exchange and Foreign Trade Act, Anti-Monopoly Act, Act on the Protection of Personal Information, labor-related laws, and tax laws. DRC’s commitment to strict compliance with these regulations is fundamental to DRC’s operations.

General Regulations Applicable to DRC’s Business

Regulations on Company Establishment

The establishment, operation and management of companies in Japan is governed by the Companies Act of Japan, which was latest amended on December 11, 2019. There are four types of companies in Japan: stock company, limited liability company, limited partnership company, and general partnership company. Limited partnership company, and general partnership company are rarely used in practice; a stock company is the most common form of business undertaken for foreign investors in Japan. The Companies Act of Japan applies to both Japan domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

DRC is a stock company, and DRC has been current with its corporate filings with the Legal Affairs Bureau, Japan.

Regulations on Foreign Investment

The Foreign Exchange and Foreign Trade Act (FEFTA) and related cabinet orders and ministerial ordinances, referred herein collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing DRC’s Ordinary Shares acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)     individuals who reside within Japan; or

(ii)    corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)     individuals who do not reside in Japan; or

(ii)    corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)     individuals who are exchange non-residents;

(ii)    corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)   corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)   investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or

(v)    corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the foreign investor through an exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)     shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or

(ii)    both the investment ratio and the voting right ratio (total of closely related parties) of all shares held after the share acquisition are less than 10% (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or

(iii)   the acquisition falls under any other case prescribed in Article 55-5 of the FEFTA, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

In the contemplated business combination, Delaware Co (a U.S. corporation) will ultimately become the shareholder of DRC through the Intermediate Co (a Japanese subsidiary). As a result of the share exchange, the Intermediate Co will acquire 100% of the shares of DRC, and the existing shareholders of DRC will receive the shares of Delaware Co (the “Consideration Shares”) held by the Intermediate Co.

This structure constitutes an “acquisition of shares of a Japanese company by a foreign investor” under the FEFTA. Accordingly, the transaction will generally be subject to prior notification or post facto reporting to the Minister of Finance and the competent ministries via the Bank of Japan. Given that DRC’s business does not fall under the category of restricted industries, the transaction is expected to be subject to post facto reporting rather than prior approval.

Regulations on Mergers and Acquisitions

The main laws and regulations governing merger and acquisition (“M&A”) activities in Japan are the Companies Act, the Financial Instruments and Exchange Act, and the Antimonopoly Act. The Companies Act governs corporate restructuring procedures such as mergers, company splits, share exchanges, and share transfers. The Financial Instruments and Exchange Act applies to M&A transactions involving listed companies, including tender offers and disclosure requirements. The Antimonopoly Act, enforced by the Japan Fair Trade Commission (JFTC), regulates M&A transactions from a competition law perspective, including the need for prior notification and approval for certain large-scale transactions.

The primary regulatory authorities overseeing M&A in Japan include: the Ministry of Justice, which oversees corporate law matters, the Financial Services Agency (FSA) and relevant Stock Exchanges, which supervise securities and listed company regulations, and the Japan Fair Trade Commission (JFTC), responsible for antitrust review.

For M&A transactions involving foreign investors, approval or notification may be required under the FEFTA, with an oversight by the Ministry of Finance and other relevant ministries depending on the industry involved.

If a company involved in the transaction operates in a regulated industry, the transaction may be subject to additional review or approval by the relevant sector-specific regulatory authorities.

The business combination will be implemented as a “share exchange” (kabushiki koukan) under the Companies Act between DRC and the Intermediate Co. The share exchange agreement must be approved at the shareholders’ meetings of both DRC and the Intermediate Co.

In this structure, Delaware Co will not directly acquire the shares of DRC but will indirectly hold them through the Intermediate Co. Since the transaction is carried out among non-listed companies, it does not trigger tender offer regulations or continuous disclosure requirements under the Financial Instruments and Exchange Act.

Furthermore, based on current financial figures, the thresholds for pre-merger notification to the Japan Fair Trade Commission under the Antimonopoly Act appear not to be met, and therefore an antitrust filing is not expected to be required.

Regulations on Development, Manufacturing, and Distribution of Products Designed to Prevent and Address Allergic and Infectious Diseases

DRC’s operations in Japan are subject to comprehensive regulation primarily under the Pharmaceuticals and Medical Devices Act (PMD Act), in addition to various other relevant laws including the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices, the Act on the Securing of Safety of Products Including Household Goods, and the Act on Special Measures for Pandemic Influenza and New Infectious Diseases Preparedness and Response, among others. The regulatory classification and requirements for DRC’s products vary significantly based on their intended use, composition, and functional claims. For instance, products that claim therapeutic or preventive effects against conditions such as allergies or infectious diseases are typically regulated as medical devices or quasi-drugs under the PMD Act, necessitating specific pre-market approvals or certifications. Similarly, DRC’s diagnostic kits are classified as In Vitro Diagnostics (IVDs) and are subject to rigorous clinical validation and regulatory review processes. DRC diligently ensures that it holds all necessary sales authorization licenses (nintei-sha) and manufacturing licenses (seizō-gyō kyoka) for its products, or that these functions are properly entrusted to qualified and licensed third-party partners. Compliance with these classification and labeling requirements is paramount for market entry and continued operation.

Pharmaceuticals and Medical Devices Act (PMD Act)

Products that are classified as prescription drugs, quasi-drugs, medical devices, or in vitro diagnostics (IVD) must comply with the PMD Act. The Act requires:

•        Pre-market approval or certification by the Pharmaceuticals and Medical Devices Agency (PMDA) or designated certification bodies

•        Conformity with Good Manufacturing Practice (GMP) for pharmaceuticals and devices

•        Compliance with Good Quality Practice (GQP) and Good Vigilance Practice (GVP) systems for manufacturing, post-market surveillance, and adverse event reporting

•        Proper labeling and marketing authorization for each product category

Product Classification and Labeling

The regulatory status of each product depends on its intended use, ingredients, and functional claims. For example:

•        Products claiming therapeutic or preventive effects against allergies or infections may be regulated as medical devices or quasi-drugs

•        Diagnostic kits for infectious diseases such as influenza, COVID-19, and malaria are categorized as IVDs and require clinical validation

•        General hygiene products (e.g., towels, masks without medical claims) are regulated under consumer product safety laws unless medical efficacy is stated

Emergency and Infectious Disease Response

Products developed for public health emergencies, such as COVID-19 diagnostic kits, may fall under expedited or special regulatory schemes, including emergency use authorization frameworks under the Act on Special Measures for Pandemic Influenza.

Drug Development and Regulatory Compliance

DRC engages in the development of innovative medical devices, in vitro diagnostic kits, and quasi-drugs. For any therapeutic drug candidates, DRC acknowledges that strict approval processes under Japanese law apply, including:

•        Preclinical and clinical trials in accordance with the Pharmaceuticals and Medical Devices Act (PMD Act) and ICH-GCP standards;

•        Review and approval by the Pharmaceuticals and Medical Devices Agency (PMDA) and the Ministry of Health, Labour and Welfare (MHLW);

•        Post-approval obligations such as re-examination, pharmacovigilance (GVP), and continuous quality assurance (QMS, GQP); and

•        Pricing and reimbursement assessment under the National Health Insurance (NHI) system, if applicable.

DRC maintains a robust compliance and quality management system across its product categories. Specifically:

•        Licenses and Authorizations:    DRC holds licenses as a manufacturer and distributor of quasi-drugs, cosmetics, and Class II medical devices, duly authorized under the PMD Act by the Tokyo Metropolitan Government.

•        Internal Protocols and Policies:    DRC has established internal protocols and operating rules in accordance with the PMD Act, including compliance with GMP/QMS requirements, GQP standards for quality assurance, and GVP standards for post-marketing safety monitoring.

•        Governance and Oversight:    A dedicated compliance team oversees adherence to regulatory obligations, supported by periodic internal audits and external inspections, ensuring full traceability and risk management throughout the product lifecycle.

DRC is in compliance with applicable Japanese laws and regulations governing pharmaceuticals, medical devices, quasi-drugs, and cosmetics.

Regulations on Intellectual Property Rights

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides provide for authors’ rights and neighboring rights.

As of the date of this prospectus, DRC have registered 6 patents, 1 utility models, and 54 trademarks in Japan. DRC’s pending intellectual property applications in Japan include 2 patents.

Patents and Utility Models

DRC holds a broad portfolio of patents and utility models in Japan that cover its Hydro Silver Titanium (HST) technology, applications in medical and consumer masks, diagnostic assay kits, and related innovations.

•        Granted patents (e.g., JP6399722B1, exp. 2038; JP6851054B1, exp. 2041) protect pharmaceutical compositions, HST sheet materials, and mask structures.

•        Pending patent applications (e.g., JP2024-083950A, JP2024-171402A) relate to novel diagnostic assay technologies and composite materials, potentially extending protection into the mid-2040s.

•        Registered utility models (e.g., JP3211225U, exp. 2027; JP3228789U, exp. 2030) protect applied consumer product innovations such as cooling masks and ergonomic designs. Patents in Japan generally remain valid for 20 years from the filing date, and utility models for 10 years, subject to fee payments. Accordingly, DRC’s enforceable rights extend through at least 2038 – 2044 for patents and 2027 – 2030 for utility models.

Trademarks

DRC also owns a strong trademark portfolio in Japan, ensuring brand recognition and protection across key product categories. Principal marks include:

•        “ハイドロ銀チタン/Hydro Silver Titanium”, registered in multiple classes including Class 5 (pharmaceuticals), Class 10 (medical devices), Class 24 (textiles), and others

•        “Hyd [AgTiO₂]” and variants, covering classes including Class 5, Class 10, and Class 25. Product slogans such as “花粉を水に変えるマスク (Mask that turns pollen into water)” and “不衛生タンパク質を水に変えるマスク (Mask that turns unsanitary proteins into water)”, also registered and in force

•        The corporate mark “DR.C”/“DR.C医薬”, registered across pharmaceutical, cosmetic, and medical device classes

These registrations, dating from 2015 onward, are all marked as valid and continuously maintained in the Japan Patent Office database.

It has been confirmed that:

•        All granted patents, utility models, and trademarks are valid and in force.

•        Pending patent applications remain under examination, with no rejections identified.

•        No disputes, oppositions, or invalidation proceedings have been detected.

•        For co-developed technologies (e.g., IVD kits with RIKEN), DRC holds exclusive commercialization rights.

DRC’s intellectual property portfolio — including patents, utility models, and trademarks — provides strong, enforceable protection for its core technologies and brands. Patent rights extend into the late 2030s and 2040s, utility models into 2027 – 2030, and trademarks are renewable indefinitely. No IP disputes or encumbrances have been identified, supporting long-term commercialization and investor confidence.

Regulations on Personal Data Protection

The Act on the Protection of Personal Information of Japan (Act No. 57 of 2003, as amended, the “APPI”) imposes comprehensive obligations on all business operators handling personal information in databases. Key obligations include:

•        Purpose Specification and Notification:    Companies must clearly specify the purposes of use of personal information and notify or publicly announce them at the time of collection.

•        Proper Acquisition:    Personal information must not be collected by improper means.

•        Data Security:    Companies are required to implement organizational, physical, and technical safeguards to prevent leakage, loss, or damage of personal data.

•        Third-Party Restrictions:    Provision of personal data to third parties is prohibited without the prior consent of the data subject, except in limited cases prescribed by law.

•        Supervision of Contractors:    When outsourcing data processing, companies must properly supervise contractors through contractual and monitoring measures.

•        Rights of Individuals:    Companies must respond to requests from individuals for disclosure, correction, suspension of use, or deletion of retained personal data.

•        Data Breach Notification:    In the event of a data breach, companies are now required to report to the Personal Information Protection Commission and notify affected individuals.

•        Special Categories of Information:    Recent amendments expanded the scope of regulation to include anonymously processed information (tokumei kako joho), pseudonymized information (kamei kako joho), and individual-related information (kojin kanren joho), each of which is subject to specific handling rules.

•        Sanctions:    Failure to comply with an order from the Personal Information Protection Commission or other competent authorities may result in criminal and/or administrative sanctions.

The APPI applies directly to DRC in several respects. DRC’s online shop collects and stores member registration data, such as names, addresses, contact information, and purchase history, which must be handled in compliance with the Act. In addition, DRC may process clinical or research data related to its in vitro diagnostic (IVD) kits or medical products, which requires appropriate anonymization or pseudonymization in accordance with the law. Furthermore, DRC processes employee data in the course of HR and payroll operations, which also constitutes personal information subject to the Act.

DRC is required to maintain internal rules and policies consistent with the APPI, including privacy policies, access controls, outsourcing agreements, and incident response measures. There is no past sanctions or enforcement actions, and DRC is considered to be in compliance with its obligations under the Act.

Regulations on Dividend Distribution

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

After the share exchange, the ultimate parent company of DRC will be Delaware Co. Accordingly, any dividends distributed from DRC will be paid to Delaware Co through the Intermediate Co. Under the FEFTA, dividends and sales proceeds payable to foreign investors can generally be converted into foreign currencies and remitted abroad without restriction. Therefore, no additional regulatory impediments on dividend distribution are expected in connection with the contemplated structure.

Regulations on Employment and Social Insurance

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

DRC has prepared working rules and employment contracts in accordance with the Labor Standards Act, the Labor Contract Act, and the Industrial Safety and Health Act, and has filed the working rules with the relevant Labor Standards Inspection Office. DRC conducts regular health checkups, operates a health and safety committee, and has completed enrollment in workers’ accident compensation insurance, employment insurance, and social insurance. At present, there are no labor disputes or outstanding administrative directives.

Regulations on Taxation

The taxes levied in Japan on income generated by the activities of a corporation include corporate tax (national tax), local corporate tax (national tax), corporate inhabitant tax (local tax), enterprise tax (local tax). According to tax-related laws and regulations, including the Corporation Tax Act (Act No. 34 of March 31, 1965, as amended) and the Local Corporation Tax Act (Act No.11 of March 31, 2014, as amended), the scope of income subject to the taxes is determined and the taxable income is calculated. Corporate inhabitant taxes are levied on income and a per capita basis using the corporation’s capital and the number of its employees as the tax base. Business transaction is levied consumption tax which is a type of value-added tax.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF DRC

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

DRC Medicine Ltd. (the “Company” or “DRC”) is a healthcare and biotechnology company headquartered in Japan, engaged in the research, development, and commercialization of advanced medical technologies. Since its establishment in 2007, DRC has evolved from a manufacturer of hygiene-related consumer products into a diversified medical innovator with operations spanning medical devices, diagnostic solutions, artificial intelligence (AI)-driven healthcare applications, and pharmaceuticals. As of the date of Prospectus, the Company generates revenues through hygiene-related consumer products and royalty fees. We are currently in the process of commercializing a range of products and solutions, including medical devices, diagnostic tools, artificial intelligence (AI)-driven healthcare applications, and pharmaceuticals.

The Company generates revenues through: 1) revenue from merchandise sales, and 2) revenue from royalty fees. For the fiscal year ended July 31, 2024 and six months ended January 31, 2025, the Company recognized US$676,270 and US$257,016, respectively, in revenues, of which merchandise sales accounted for 84.2% and 87.9%, respectively, and royalty fees accounted for 15.8% and 12.1%, respectively. The Company realized net loss of US$2,156,665 and US$739,767, for the fiscal year ended July 31, 2024 and six months ended January 31, 2025, respectively.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by several general factors in the global markets and domestic market including, among others, economic, political and social conditions. Unfavorable changes in any of these general factors could adversely affect demand for the products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Fluctuations in Product Procurement Cost and Supply Chain Stability

Our ability to secure stable supply at predictable costs through strategic sourcing is a major determinant of our gross margin for mask products. Disruptions in the supply chain, whether from geopolitical events, natural disasters, or surges in global demand, can directly impact our production capacity, cost structure, and profitability.

Public Health Sentiment and Brand Perception

Demand for our products is uniquely tied to public health environment and brand strength. Prevalence of respiratory illnesses and public health recommendations cause cyclical demand for masks. Our ability to innovate beyond pandemic-use is critical for sustainable growth. Our licensing revenue is entirely dependent on the value and reputation of our brand. Positive perception allows for premium pricing and attracts partners, while any damage to brand equity would immediately impact both sales and high-margin licensing income.

Success of Product Development and Commercialization

Our transformation into a diversified medical innovator requires substantial and sustained investment in research and development. The timing and commercial success of our R&D pipelines in diagnostic solutions, AI-driven applications, and pharmaceuticals are critical factors that will significantly impact our future operating results.

Results of operations

Results of Operations for the Fiscal Year Ended July 31, 2024 and Six Months Ended January 31, 2025

The following table sets forth a summary of our results of operations for the periods indicated. This information should be read together with our financial statements and related notes included elsewhere in this prospectus. The operating results in any years are not necessarily indicative of the results that may be expected for any future periods.

	For the year ended July 31, 2024	For the Six months ended January 31, 2025
Revenues	$676,270	$257,016
Cost of revenues	(440,563)	(167,840)
Gross profit	235,707	89,176

Operating expenses:
Selling and marketing expenses	(605,496)	(298,746)
General and administrative expenses	(1,044,804)	(367,738)
Research and development expenses	(578,392)	(138,657)
Total operating expenses	(2,228,692)	(805,141)

Loss from operations	(1,992,985)	(715,965)

Other income (expenses):
Other (loss) income, net	(117,793)	2,592
Interest expense, net	(45,887)	(26,394)
Total other loss, net	(163,680)	(23,802)

Loss before income tax expense	(2,156,665)	(739,767)
Income tax expense	—	—
Net loss	$(2,156,665)	$(739,767)

Revenues

We generate revenues through: 1) revenue from merchandise sales, and 2) revenue from royalty fees. For the fiscal year ended July 31, 2024 and six months ended January 31, 2025, the Company recognized US$676,270 and US$257,016, respectively, in revenues, of which merchandise sales accounted for 84.2% and 87.9%, respectively, and royalty fees accounted for 15.8% and 12.1%, respectively.

The following table sets forth our revenues by source of products for the periods indicated.

	For the year ended July 31, 2024	For the six months ended January 31, 2025
By revenue types:
Merchandise sales	$569,589	$225,961
Royalty fee	106,681	31,055
Total	$676,270	$257,016

Merchandise sales

We offer hygiene products, including protective masks. Net revenues from sales of hygiene products are recognized upon delivery to customers, net of returns allowances, surcharges and discounts, if any.

Royalty fees

We license our trademark to third-party companies to manufacture and sell the products, and we obtain royalty fees from customers based on the sales of licensed products. The consideration of royalty collection consists of two sections: (1) basic-royalty for trademarks by planning sales is the basic fees for usage of trademarks; (2) over-royalty for trademarks by actual sales is the extra fees for usage of trademarks when the actual sales excess the 80% of planning or refund the difference when actual sales cannot meet the 80% of planning. We will charge over-royalty fees when the actual sales amounts exceed 80% of planning’s or refund the difference when actual sales cannot reach 80% of planning, and charge advertising fees based on the actual sales, while the charge rate is fixed.

Cost of revenues

Our cost of revenues consists of costs directly related to revenue generating activities, which primarily include product procurement cost, and write-downs for inventories.

Gross profit and gross profit margin

Gross profit represents our net revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our net revenues.

For the fiscal year ended July 31, 2024 and the six months ended January 31, 2025, respectively, our gross profit from the sales of merchandise amounted to US$129,026 and US$58,121, with corresponding gross profit margins of 23% and 26%.

The following table sets forth our operating expenses for the periods indicated, both in absolute amounts and as percentages of total net revenues:

	For the year ended July 31, 2024		For the six months ended January 31, 2025
	US$	%	US$	%
Operating expenses
Selling and marketing expenses	605,496	89.5	298,746	116.2
General and administrative expenses	1,044,804	154.5	367,738	143.1
Research and development expenses	578,392	85.5	138,657	53.9
Total	2,228,692	329.5	805,141	313.2

Our total operating expenses were US$805,141 for the six months ended January 31, 2025, compared to US$2,228,692 for the year ended July 31, 2024. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 329.5% in the fiscal year 2024 to 313.2% in the first half of fiscal year 2025, mainly driven by the decreased general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) shipping and delivery expenses, (ii) payroll expenses of sales personnel, (iii) advertising and marketing expenses, and (iv) other marketing expenses related to sales personnel.

Our selling expenses as a percentage of our net revenues increased from 89.5% in the fiscal year 2024 to 116.2% in the first half of fiscal year 2025, primarily attributable to the decline in revenue during the first half of fiscal year 2025.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff cost of general and administrative personnel, (ii) depreciation and amortization expenses, (iii) professional services expenses, and (iv) other miscellaneous administrative expenses.

Our General and administrative expenses as a percentage of our net revenues decreased from 154.5% in the fiscal year 2024 to 143.1% in the first half of fiscal year 2025, primarily attributable to the decline in depreciation and amortization expenses on long-lived assets in the first half of fiscal year 2025.

Research and development expenses

Research and development expenses primarily include: (i) salaries and benefits for research and development personnel; (ii) inspecting and testing expenses; (iii) rental and property management fees allocated to the research and development department; and (iv) others, which primarily include use of materials and depreciation expenses.

Our Research and development expenses as a percentage of our net revenues decreased from 85.5% in the fiscal year 2024 to 53.9% in the first half of fiscal year 2025. This decline was primarily attributable to a reduction in professional research expenses, as we substantially completed investment in Hydro Silver Titanium (HST) medical device development, including regulatory consultation and clinical studies, during fiscal year 2024. In the first half of fiscal year 2025, the HST project was completed, with only limited expenditures expected.

Other (loss) income, net

We recognized net other loss of US$117,793 and net other income US$2,592 for the year ended July 31, 2024 and for the six months ended January 31, 2025, respectively. The nature of the other loss in fiscal year 2024 primarily consists of impairment losses on long-lived assets, which resulted from recurring operating losses.

Interest expense, net

Interest expense, net of interest income was US$45,887 and US$26,394 for the fiscal year ended July 31, 2024 and for the six months ended January 31, 2025, respectively. The interest expense was mainly incurred from credit borrowings from banks, including both accrued and paid amounts.

Income taxes

Japan

We conduct our businesses in Japan and is subject to tax in this jurisdiction. As a result of our business activities, we file tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to us are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of 0% for the year ended July 31, 2024 and for the six months ended January 31, 2025.

We incurred no income tax expense for the year ended July 31, 2024 and for the six months ended January 31, 2025, respectively.

Net loss

As a result of the foregoing, our net loss was US$2,156,665 and US$739,767 for the fiscal year ended July 31, 2024 and for the six months ended January 31, 2025, respectively.

Liquidity and Capital Resources

Our business requires substantial amounts of cash to cover operating expenses, as well as to fund capital expenditures, working capital changes, interest payments on borrowing, lease payments, and to support tax payments. We have financed our capital requirements from the issuance of new shares and borrowings from banks. For the fiscal year ended July 31, 2024 and for the six months ended January 31, 2025, we had net cash used in operating activities of US$1,775,764 and US$487,173, respectively. For the fiscal year ended July 31, 2024 and for the six months ended January 31, 2025, we had net loss of US$2,156,665 and US$739,767, respectively. As of July 31, 2024 and January 31, 2025, we had cash and cash equivalent of US$88,245 and US$257,122.

As of July 31, 2024 and January 31, 2025, we had borrowings of US$5,912,960 and US$5,870,318. These loans were mainly borrowed from Banks in Japan for working capital purposes, including Japan Finance Corporation and The Johnan Shinkin Bank. The loans have maturities from 2026 to 2029, with fixed interest rates of 0.36%–1.80%. As of July 31, 2024 and January 31, 2025, the bank borrowings from The Johnan Shinkin Bank of US$1,042,432 and US$846,176 were guaranteed by our individual significant shareholder, Narumi Okazaki.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our products, the timing and extent of our product development efforts, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets.

As of August 1, 2025, we entered into a financial support agreement with a third party, under which it agreed to provide support for our daily operations of up to JPY 500 million until July 31, 2027. Management concluded that the current assets and the available lines of credit will be sufficient to satisfy its obligations as they become due and will support the operations for one year from the issuance date of the financial statements. The Company will meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the financial statements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended July 31, 2024	For the six months ended January 31, 2025
Net cash used in operating activities	$(1,775,764)	$(487,173)
Net cash used in investing activities	(102,443)	(2,026)
Net cash provided by financing activities	1,870,377	665,691
Effect of exchange rate changes	(77,721)	(7,615)
Net (decrease) increase in cash and cash equivalents	$(85,551)	$168,877
Cash and cash equivalents, at beginning of the year/period	173,796	88,245
Cash and cash equivalents, at end of the year/period	$88,245	$257,122

Operating activities

For the fiscal year ended July 31, 2024, our net cash used in operating activities was US$1,775,764 which was primarily attributable to (i) net loss of US$2,156,665, adjusted by amortization of right-of-use assets of US$188,191, impairment losses on long-lived assets of US$98,734 and write-downs for inventories of US$96,988, (ii) a decrease of accrued expenses and other current liabilities of US$569,688 due to the attributable to the reduction in the scale of our operations; partially offset by a decrease of US$414,798 in inventory due to the realization of sales.

For the six months ended January 31, 2025, our net cash used in operating activities was US$487,173, which was primarily attributable to net loss of US$739,767, adjusted by amortization of right-of-use assets of US$33,297, and write-downs for inventories of US$46,863; partially offset by a decrease of US$190,566 in inventory due to the realization of sales.

Investing activities

For the fiscal year ended July 31, 2024, our net cash used in investing activities was US$102,443, which was attributable to the purchase of property, plant and equipment and intangible assets.

For the six months ended January 31, 2025, our net cash used in investing activities was US$2,026, which was attributable to the purchase of intangible assets.

Financing activities

For the fiscal year ended July 31, 2024, our net cash generated from financing activities was US$1,870,377 which was primarily attributable to the proceeds from the issuance of new shares of US$2,326,322, and was partially offset by the net payments to long-term borrowings of US$455,945.

For the six months ended January 31, 2025, our net cash provided by financing activities was US$665,691, which was primarily attributable to the proceeds from the issuance of new shares of US$531,596 and the net proceeds from long-term borrowings of US$134,095.

Capital expenditures

Our capital expenditures were US$102,443 and US$2,026 for the fiscal year ended July 31, 2024 and the six months ended January 31, 2025, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of January 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$)
Long-term borrowing	5,870,318	384,998	3,548,712	645,536	1,291,072
Lease liabilities	110,291	30,079	80,212	—	—
Total	5,980,609	415,077	3,628,924	645,536	1,291,072

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of January 31, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Inflation affects us by generally increasing our cost of labor and costs of inventories, the way it does to all labor and costs of inventories. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2 — Summary of Significant Accounting Policies” of our financial statements for the fiscal year ended July 31, 2024 and six months ended January 31, 2025, included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) net realizable value of inventories, (ii) allowance for expected credit losses (iii) impairment assessment of long-lived asset and (iv) valuation allowance for deferred tax assets. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Inventories

Inventories consisting of merchandise, such as hygiene masks and other hygiene products are stated at the lower of cost or net realizable value. Inventory cost includes the purchase price. Cost of inventories is computed using weighted average method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product obsolescence, and other factors. We periodically review our inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. We recorded US$96,988 and US$46,863 of inventory write-downs for year ended July 31, 2024 and for the six months ended January 31, 2025, respectively.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the year ended July 31, 2024 and for the six months ended January 31, 2025, the Company recorded impairment of long-lived assets of US$98,734 and nil, respectively.

Valuation allowance for deferred tax assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of July 31, 2024 and January 31, 2025, we did not recognize deferred tax assets for the management conclude that the chances to utilize the deferred tax assets to offset future taxable income were not probable based on current growth trend. Accordingly, US$3,081,629 and US$3,240,093 of valuation allowance for the deferred tax assets was recorded as of July 31, 2024 and January 31, 2025, respectively.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our financial statements included elsewhere in this prospectus.

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Officers and Directors After the Business Combination

Effective immediately following the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board. The following table lists the names, ages and positions of the individuals who are expected to serve as directors, executive officers and/or key employees of Pubco upon consummation of the Business Combination.

Name	Age	Position(s)
Executive Officers
Narumi Okazaki	63	Chairman of the Board and Chief Executive Officer
Akira Moribe	66	Chief Financial Officer
Rie Kasahara	42	Chief Operating Officer
Non-Executive Directors
Kazuyuki Takasu	73	Director
Takaya Kobayashi	52	Director
Yuri Yoshida	62	Director

Executive Officers

Narumi Okazaki, aged 63, serves as the Chairman of the Board and Chief Executive Officer of Pubco, and as the Representative Director and Chief Executive Officer of the Company. Mr. Okazaki has over three decades of experience in the medical field and has been instrumental in establishing and managing a number of healthcare organizations in Japan. Mr. Okazaki began his career in April 1989 at Kochi Medical University (now Kochi University School of Medicine) Affiliated Hospital and, in January 1993, joined Tokyo Medical University. In November 1995, he was appointed Director of Japan Medical Aid Co., Ltd. In 1997, he joined Akiyama Memorial Hospital. In November 1998, Mr. Okazaki founded the Nishi-Shinjuku Ladies Clinic (now Shinjuku Ladies Clinic Association Medical Corporation), serving as its Director. In June 2003, he was appointed Representative Director of Doctors and Biochemist Co., Ltd. In September 2008, he became a Director of WithDoctor Co., Ltd. (currently the Company). Two years later, in March 2010, he established Medical Corporation NLCG (currently Medical Corporation Shinjuku Ladies Clinic Association) and became its Chairman and Director. In January 2011, he was appointed Director of WithDoctor Co., Ltd. and Japan Medical Management Co., Ltd. (now SLC Management Co., Ltd.). Since September 2016, Mr. Okazaki has served as Representative Director of the Company, a position he continues to hold today.

Rie Kasahara, aged 42, serves as the Chief Operating Officer of Pubco, and as the Director and General Manager of the General Affairs and Human Resources Department of the Company. Ms. Kasahara began her career in April 2006 at Eiko Co., Ltd. In July 2009, she joined Nishi-Shinjuku Ladies Clinic (now Shinjuku Ladies Clinic Association, a medical corporation). In November 2010, she was appointed Director of Ciara Co., Ltd. (currently SLC Management Co., Ltd.). In January 2011, she joined NLCG Management Co., Ltd. (currently SLC Management Co., Ltd.). She joined the Company in July 2016 and, since September 2016, has served as Director and General Manager of the General Affairs and Human Resources Department.

Akira Moribe, aged 66, serves as Chief Financial Officer of Pubco, and as the Director and General Manager of the Accounting and Finance Department of the Company. Mr. Moribe began his career in April 1983 at Mitsubishi Electric Corporation. In September 1997, he joined Morikawa Tax Accountant Office, and in December 1998, he registered as a certified tax accountant. In September 1999, he established East Accounting Office, where he continues to serve as Director. In January 2008, he was also registered as a social insurance labor consultant. Since July 2016, Mr. Moribe has served as Director and General Manager of the Accounting and Finance Department of the Company.

Non-Executive Directors

Kazuyuki Takasu, aged 73, serves as Outside Auditor (part-time) of the Company. Mr. Takasu began his career in September 1984 at Morimasa Shoji Co., Ltd. In September 1991, he joined Torikai Law Office. In July 2002, he joined Tokyo Equipment Co., Ltd. In April 2005, he entered the Legal Training and Research Institute of the Supreme Court, and in October 2006, he established the Takasu Kazuyuki Law Office. In December 2006, he established Saga Takasu Law Office, and in June 2007, he founded Cherubim Law Office, where he continues to serve as President. Since July 2016, he has served as an Outside Auditor (part-time) of the Company.

Takaya Kobayashi, aged 52, serves as Outside Auditor (part-time) of the Company. Mr. Kobayashi began his career in April 1996 at Ryosan Co., Ltd. In September 2002, he became a partner at Mitsuyo & Mochida Accounting Firm. In January 2007, he joined Aoki Accounting Corporation, and in April 2007, he registered as a certified tax accountant. In May 2008, he established Kobayashi Takaya Tax Accountant Office (now Jiyugaoka Tax Accountant Office), where he continues to serve as Director. Since July 2017, he has served as an Outside Auditor (part-time) of the Company.

Yuri Yoshida, aged 62, serves as Full-time Auditor of the Company. Ms. Yoshida began her career at Hakuhodo Inc. and has concurrently served as Director of several Hakuhodo Group companies, including Hakuhodo Marketing Systems Inc., Hakuhodo Consulting Inc., Hakuhodo Planning House Inc., Happy Awards Hakuhodo Inc., and VoiceVision Inc. In February 2025, she was appointed Director of Best Medical Club Co., Ltd., a position she continues to hold. Since July 2025, she has served as Full-time Auditor of the Company.

Board of Directors

The Pubco Board will consist of five (5) directors following the completion of the Business Combination. Four (4) directors designated by DRC and one (1) director designated by Ribbon.

Director Independence

In connection with the Business Combination, the Pubco Board undertook a review of the independence of its anticipated directors and considered whether any such anticipated, director has a material relationship with it that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Pubco expects each of           ,            and            will be an “independent director,” as defined under the applicable rules of NYSE or Nasdaq.

Board Committees

The Pubco Board will direct the management of Pubco’s business and affairs and will conduct its business through meetings of the Pubco Board and standing committees. Following the Closing, Pubco will have a standing executive committee, audit committee, compensation committee and nominating and governance committee.

In addition, from time to time, special committees may be established under the direction of the Pubco Board when necessary to address specific issues.

Executive Committee

Upon the completion of the Business Combination, Pubco’s executive committee will consist of Narumi Okazaki,            and           , with Mr. Okazaki serving as chair for so long as he remains on the Pubco Board, unless he designates another individual to serve as chair. The executive committee shall function as an idea-sharing committee; provided, that in no event shall the executive committee be deemed to limit the ability of either of the Pubco Board, the Chief Executive Officer or any other officer of Pubco and its subsidiaries to delegate responsibilities to officers of Pubco.

Pubco’s executive committee will be responsible for, among other things:

•        overseeing the day-to-day operations of Pubco’s subsidiaries;

•        developing and proposing to the full Pubco Board strategic initiatives and proposals relating to the strategic direction of Pubco and its subsidiaries;

•        exercising such decision-making authority and responsibilities as may be delegated to it by the Pubco Board from time to time; and

•        meeting at such times as determined by the chair of the executive committee.

The Pubco Board will adopt a written charter for the executive committee, which will be available on Pubco’s corporate website upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Audit Committee

Upon the completion of the Business Combination, Pubco’s audit committee will consist of          ,            and            with            serving as chair. Under the NYSE or Nasdaq listing standards and applicable SEC rules, Pubco is required to have three members of the audit committee, all of whom must be independent.           ,            and            are each independent. Each member of the audit committee is financially literate, and the Pubco Board has determined that each of           ,            and            qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Pubco’s audit committee will be responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing its independent registered public accounting firm;

•        discussing with its independent registered public accounting firm their independence from management;

•        reviewing, with its independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and its independent registered public accounting firm the quarterly and annual financial statements that its files with the SEC;

•        overseeing its financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing its policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The Pubco Board will adopt a written charter for the audit committee, which will be available on Pubco’s corporate website upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation Committee

Upon the completion of the Business Combination, Pubco’s compensation committee will consist of          ,            and            with            serving as chair. Under the NYSE or Nasdaq listing standards and applicable SEC rules, Pubco is required to have a compensation committee of at least two members, all of whom must be independent.           ,            and            are each independent.

Pubco’s compensation committee will be responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of its Chief Executive Officer and other executive officers;

•        administering any incentive compensation plans of the Company approved by the Pubco Board;

•        reviewing and approving all employment agreement and severance arrangements for Pubco’s executive officers;

•        making recommendations to the Pubco Board regarding the compensation of Pubco’s directors; and

•        retaining and overseeing any compensation consultants.

The Pubco Board will adopt a written charter for the compensation committee, which will be available on Pubco’s corporate website upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Nominating and Governance Committee

Upon the completion of the Business Combination, Pubco’s nominating and governance committee will consist of           ,            and            with            serving as chair. The Pubco Board has affirmatively determined that           ,            and            each meets the definition of “independent director” under the NYSE or Nasdaq rules.

Pubco’s nominating and governance committee will be responsible for, among other things:

•        develop the criteria and qualifications for membership on the Pubco Board;

•        recruit, review, nominate and recommend candidates for election to the Pubco Board or to fill vacancies on the Pubco Board;

•        review candidates proposed by shareholders and conduct appropriate inquiries into the background and qualifications of any such candidates; and

•        have such other powers and authority as the Board may provide by resolution.

The Pubco Board will adopt a written charter for the nominating and governance committee, which will be available on Pubco’s corporate website upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Clawback Policy

Pubco will adopt a compensation recovery policy that is compliant with NYSE or Nasdaq listing rules as required by the Dodd-Frank Act.

Code of Business Conduct and Ethics

Pubco will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on Pubco’s corporate website at            upon the completion of the Business Combination. The nominating and governance committee of Pubco will be responsible for overseeing the code of business conduct and ethics and must approve any waivers of the code of business conduct and ethics for employees, executive officers and directors. In addition, Pubco intends to post on Pubco’s website all disclosures that are required by law or the NYSE or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Risk Oversight

Upon the Closing, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. In particular, the Pubco Board will be responsible for monitoring and assessing strategic risk exposure, and Pubco’s audit committee will have the responsibility to consider and discuss Pubco’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Pubco’s compensation committee will also assess and monitor whether Pubco’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

EXECUTIVE COMPENSATION

Historical Compensation of DRC’s Directors and Corporate Auditors

For the year ended July 31, 2024, the Company paid an aggregate of JPY23,520,000 (US$156,289.454) in cash and its directors consisting of Narumi Okazaki, Akira Moribe, and Rie Kasahara, and its corporate auditors consisting of Kazuyuki Takasu, Takaya Kobayashi, Yasushi Takagaki, Shingo Goto, and Azusa Anjo of which none were paid in the form of stock options. For the year ended July 31, 2024, there were no options to purchase any securities of the Company granted to the Company’s employees. The Company has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and corporate auditors.

The following table sets forth information about the compensation awarded to, earned by or paid to the Company’s directors and corporate auditors for the year ended July 31, 2024.

Name	Title	Compensation in Thousand JPY	Compensation in US$
Narumi Okazaki	Director	8,200	54,489
Akira Moribe	Director	4,200	27,909
Rie Kasahara	Director	4,200	27,909
Kazuyuki Takasu	Corporate Auditor	1,200	7,974
Takaya Kobayashi	Corporate Auditor	1,200	7,974
Yasushi Takagaki	Corporate Auditor	3,220	21,397
Shingo Goto	Corporate Auditor	300	1,993
Azusa Anjo	Corporate Auditor	1,000	6,645

Employment Agreements, Insurance and Indemnification

DRC has neither procured any directors and officers insurance for any of its directors and corporate auditors, nor has it entered into any indemnification agreement with any of its directors and corporate auditors.

In relation to the employees and managers across different departments in DRC, DRC has in place employment contracts with such personnel, which has been drafted in accordance with DRC’s employment policies and domestic labor laws of Japan. These employment contracts include the following provisions:

•        Employment status is full-time with no fixed term of employment;

•        Working hours are from 9:00 to 18:00 with a one-hour break between 12:00 and 14:00, and overtime may be required;

•        Holidays include Saturdays, Sundays, public holidays, and other days designated by the Company;

•        Monthly wages consist of a basic salary, fixed overtime allowance, fixed night shift premium, adjustment allowance, and commuting allowance;

•        Employees are enrolled in workers’ compensation insurance, employment insurance, health insurance, and employees’ pension insurance;

•        Wages are paid on the 25th of the following month based on the last day of each month;

•        Voluntary resignation requires three months’ prior notice; and

•        Salary is transferred to the employee’s designated bank account.

DRC has established employment regulations governing working hours, holidays, leave, retirement, and workplace behavior. The regulations emphasize compliance with Japanese labor law, employee well-being, professional conduct, and information security — ensuring both operational discipline and protection for employees and the company. These employment regulations include the following provisions:

•        Working Hours:    Standard: 9:00 a.m. – 6:00 p.m. (1-hour lunch break). Overtime and holiday work may be required under Japan’s Article 36 Agreement, with appropriate allowances;

•        Holidays:    At least four holidays in every four weeks, generally Saturdays, Sundays, national holidays, and year-end/New Year holidays;

•        Leave:    (i) Annual Paid Leave: Granted according to years of service, with carry-over provisions, (ii) Other Leave: Maternity, childcare, nursing care, menstrual leave, marriage, bereavement, and other special circumstances, and (iii) Leave of Absence: Possible for illness, injury, or other approved reasons;

•        Retirement & Reemployment:    Mandatory retirement at age 60, with reemployment opportunities up to age 65. Voluntary resignation requires 30 days’ prior notice. Certain post-employment non-compete obligations apply (one year in designated business areas);

•        Code of Conduct:    Employees must maintain confidentiality, compliance, and professional behavior. Strict prohibitions on harassment (sexual or power harassment), misuse of company property or information, gambling, substance abuse, and disruptive acts; and

•        Compliance with information security rules, including restrictions on SNS use and personal data handling.

As of July 22, 2025, Yasushi Takagaki resigned as corporate auditor of DRC and Yuri Yoshida was appointed to the position at the shareholders’ meeting held on the same day.

Equity Incentive Plans

[As of the date of this Registration Statement/Proxy Statement, DRC does not have an incentive plan in effect, nor are there any share options outstanding.]

Company Employee Benefit Plan

In relation to an employee retirement pension, DRC operates the employee pension system under the Defined Contribution Pension Act of Japan and the Defined Benefit Corporate Pension Act of Japan. Pension payments are made by DRC in accordance with statutory requirements, and employees are also enrolled in the Employees’ Pension Insurance as part of Japan’s social insurance system. In addition, employees can voluntarily contribute to their retirement pensions through defined contribution plans or other voluntary pension schemes.

DRC does not have any employee incentive plan and neither have any options been issued or remain outstanding.

Executive Compensation After the Business Combination

Following the closing of the Business Combination, Pubco intends to develop an executive compensation program that is consistent with DRC’s existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of shareholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success. Decisions on the executive compensation program will be made by the compensation committee of Pubco, which committee will be established at the closing of the Business Combination.

Post-Closing Employment Agreements

In accordance with the Business Combination Agreement, Pubco intends to enter into employment agreements with its executive officers prior to the consummation of the Business Combination. Although the terms of these agreements are still being finalized, Pubco expects that the agreements will have a fixed term of years, with annual renewals thereafter, subject to termination in accordance with each agreement’s terms and conditions. Pubco expects that each executive will be entitled to an annual salary, to be reviewed each year. Pubco anticipates the agreements will contain severance provisions whereby, if the executive is terminated, then the executive will be paid a lump sum payment calculated based on his or her accrued salary, unused vacation, unreimbursed business expenses, and any vested benefits under company benefit plans. Pubco does not plan to adopt an employee stock purchase plan or incentive plan at the closing of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Party Transaction of Ribbon

Initial Shares

On July 31, 2024, the Sponsor acquired 1,437,500 Class B ordinary shares of Ribbon (“Initial Shares”) for an aggregate purchase price of $25,000, or approximately $0.017 per share. There were 1,437,500 Initial Shares issued and outstanding, among which, up to 187,500 Initial Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On January 16, 2025, the Sponsor surrendered to Ribbon for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares (up to 187,500 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised). All shares and associated amounts have been retroactively restated to reflect the surrender.

Ribbon’s initial shareholders have agreed not to transfer, assign or sell any of their Initial Shares and any Class A Ordinary Shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial Business Combination or (ii) the date on which Ribbon completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Initial Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the last reported sale price of Ribbon’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial Business Combination or (2) if Ribbon completes a transaction after the initial Business Combination which results in all of the shareholders having the right to exchange their shares for cash (as would be the case in a post-asset sale liquidation) or another issuer’s shares, then Insider Shares or the Private Units (or any shares of Common Stock thereunder) shall be permitted to participate.

Promissory Note — Related Party

The Sponsor has agreed to loan Ribbon up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. These loans are non-interest bearing, unsecured and due at the earlier of i) March 31, 2025 or ii) the closing of the Initial Public Offering. These loans will be repaid upon the closing of the Initial Public Offering. As of December 31, 2024, $264,942 was borrowed by Ribbon under the promissory note. Shortly after completion of the IPO, such amount was fully repaid.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor may, but are not obligated to, loan Ribbon funds as may be required. If Ribbon completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, Ribbon may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $300,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, prior to or in connection with its initial Business Combination may be convertible into units of the post-business combination entity at a price of $10.00 per unit at the option of Ribbon’s Sponsor.

As of the issuance date of these financial statements, Ribbon had no borrowings under the Working Capital Loans.

Administrative Support Services

Commencing on the effective date of the registration statement of Ribbon’s Initial Public Offering, Ribbon has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, Ribbon will cease paying these monthly fees.

Related Party Transactions of DRC and Pubco

Employment Agreements, Insurance and Indemnification

See “Executive Compensation — Employment Agreements, Insurance and Indemnification”.

Equity Incentive Plan

See “Executive Compensation — Equity Incentive Plans”.

Director and Officer Indemnification

Pubco Listing Articles that will be in effect upon completion of the Business Combination provide for indemnification of Pubco officers and directors, including for any liability incurred in their capacities as such, except through their willful default or neglect. In connection with the Closing, Pubco intends to enter into indemnification agreements with each post-Closing director and executive officer of Pubco.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes sets forth information with respect to the beneficial ownership of (i) Ribbon Class A Ordinary Shares and Ribbon Class B Ordinary Shares, as of June [__] 2025, prior to the consummation of the Business Combination, and (ii) the expected ownership of shares of Pubco Common Stock, immediately following the completion of the Business Combination, assuming that no additional Class A Ordinary Shares are redeemed (“No Additional Redemptions”) and, alternatively, that 5,000,000 shares of Pubco Common Stock are redeemed in connection with the Business Combination (“Maximum Redemption”) by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) who is known by Ribbon to be the beneficial owner of more than 5% of issued and outstanding shares of Ribbon Class A Ordinary Shares pre-Business Combination consummation;

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) who is, or is expected by Ribbon to be the beneficial owner of more than 5% of issued and outstanding shares of Pubco Common Stock immediately post-Business Combination consummation;

•        each of the Ribbons’s current executive officers and directors, and all current officers and directors of Ribbon as a group, in each case pre-Business Combination consummation; and

•        each person who will become an executive officer or director of the Pubco, and all persons who will become executive officers and directors of Pubco as a group, in each case post-Business Combination consummation.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days from the date of this proxy statement/prospectus.

The beneficial ownership of Ribbon Ordinary Shares is based on 6,470,000 shares issued and outstanding as of [        ], 2025.

The expected beneficial ownership percentages set forth in the table below post-Merger assumes:

(i)     the issuance, pursuant to the [        ] Agreements, of [        ] shares of Pubco Common Stock upon the Closing.

The expected beneficial ownership of shares of Pubco Common Stock After the Business Combination Assuming No Redemption in the table below is based on the assumption that no additional Public Shareholders exercise redemption rights on or prior to the upon consummation of the Business Combination.

The expected beneficial ownership of shares of Pubco Common Stock After the Business Combination Assuming Maximum Redemptions in the table below is based on the assumption that 5,000,000 Public Shares are redeemed, resulting in an aggregate cash payment of approximately $[        ] million out of the Trust Account [        ]. As all of the Ribbon insiders (as well as other holders of Founders Shares) waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation.

Pre-Business Combination Beneficial Ownership Table of Ribbon

Name and Address of Beneficial Owner(1)	Number of Class A Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Class A Shares	Number of Class B Shares Beneficially Owned(3)	Approximate Percentage of Outstanding Ordinary Shares
Ribbon Investment Company Ltd(1)(2)	—	—	1,470,000	22.72%
Angshuman (Bubai) Ghosh(1)	—	—	—	—
Zhiyang (Anna) Zhou(1)	—	—	—	—
James Zhang(1)	—	—	—	—
Kani Chen(1)	—	—	—	—
Jon Nathan Miller(1)	—	—	—	—
All executive officers and directors as a group (5 individuals)	—	—	1,470,000	22.72%
Holders of more than 5% of Ribbon any class of outstanding ordinary shares
RiverNorth Capital Management, LLC(4)		400,000	—	6.18%
Mizuho Financial Group, Inc.(5)		582,000		9.0%
W. R. Berkley Corporation(6)		437,266		6.8%
Wolverine Asset Management LLC(7)		410,927		6.35%
Polar Asset Management Partners Inc.(8)		400,000		7.7%

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o Ribbon Acquisition Corp, Central Park Tower LaTour Shinjuku Room 3001 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023 Japan.

(2)      Represents shares held of record by our sponsor. Our sponsor is governed by its sole managing member, Ribbon Ventures Ltd. As such, Ribbon Ventures Ltd has voting and investment discretion with respect to the ordinary shares held of record by our sponsor and may be deemed to have beneficial ownership of the ordinary shares held directly by our sponsor. The address for our sponsor is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(3)      Interests shown consist of 1,470,000 Ribbon Class B Ordinary Shares. The Ribbon Class B Ordinary Shares will automatically convert into Ribbon Class A Ordinary Shares at the time of the Business Combination or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to adjustment.

(4)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on August 14, 2025, by or on behalf of RiverNorth Capital Management, LLC, a Delaware limited liability company (“RiverNorth”), with respect to the Ribbon Class A Ordinary Shares directly held by RiverNorth. The address of the business office of RiverNorth is 360 S. Rosemary Avenue, Ste. 1420 West Palm Beach, Florida 33401.

(5)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on August 13, 2025, by or on behalf of Mizuho Financial Group, Inc., a company incorporated under the laws of Japan (“Mizuho”), with respect to the Ribbon Class A Ordinary Shares directly held by Mizuho. The address of the business office of Mizuho is 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan.

(6)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on April 08, 2025, by or on behalf of W. R. Berkley Corporation, a Delaware corporation (“W.R. Berkley”), with respect to the Ribbon Class A Ordinary Shares directly held by W.R. Berkley. The address of the business office of W.R. Berkley is 475 Steamboat Road Greenwich, CT 06830.

(7)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on April 30, 2025, by or on behalf of Wolverine Asset Management LLC, a Illinois limited liability company (“Wolverine”), with respect to the Ribbon Class A Ordinary Shares directly held by Wolverine. The address of the business office of Wolverine is 175 West Jackson Boulevard, Suite 340 Chicago, IL 60604.

(8)      The information in the table above is based solely on information contained in this shareholder’s Schedule 13G filed on May 15, 2025, by or on behalf of Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the shares and warrants directly held by PMSMF. The address of the business office of PMSMF is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6

Post-Business Combination Beneficial Ownership Table of Pubco

The following table and accompanying footnotes set forth information regarding the beneficial ownership of Pubco, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Pubco Common Stock immediately following completion of the Business Combination are presented assuming three scenarios:

•        Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to its Ribbon Class B Ordinary Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

•        Assuming Intermediate Redemptions:    This presentation assumes that 2,500,000 Public Shares are redeemed upon consummation of the Business Combination for a pro rata share of the funds in the Trust Account and the total number of shares of Pubco Common Stock expected to be outstanding after the Closing will be 39,740,715.

•        Assuming Maximum Redemptions:    This presentation assumes that holders of 4,357,068 Public Shares are redeemed upon consummation of the business Combination for a pro rata share of the funds in the Trust Account. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumptions that following the redemption, (i) Ribbon will be able to pay total liabilities in the amount of $            million as of August 31, 2025 from the Trust Account at the Closing; (ii) Ribbon will be able to pay approximately $            million of estimated transaction expenses incurred in connection with the Business Combination from the Trust Account at the Closing; and (iii) after the payment of liabilities and expenses set forth in (i) and (ii) above, Ribbon will have US$5,000,001 net asset at the Closing as required by the Business Combination Agreement, which will be distributed immediately to Pubco at the written instruction of the Chief Executive Officer of Pubco, and used for working capital and general corporate purposes. The total number of shares of Pubco Common Stock expected to be outstanding after the Closing will be 37,883,647.

	(Assuming No Redemptions by SilverBox shareholders)			(Assuming Contractual Maximum Redemptions by SilverBox shareholders)
Name and Address of Beneficial Owner	Number of Shares of Common Stock	% of Common Stock	% of voting power	Number of Shares of Common Stock	% of Common Stock	% of voting power
Officers and Directors After the Transactions:
Narumi Okazaki
Akira Moribe
Rie Kasahara
Kazuyuki Takasu
Takaya Kobayashi
Yuri Yoshida

DESCRIPTION OF SECURITIES OF RIBBON

Unless otherwise indicated, references in this section to “we,” “us,” and “our” are to Ribbon.

General

We are a Cayman Islands exempted company (company number OC-412064 ) and our affairs will be governed by our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the Companies Act and common law of the Cayman Islands. Pursuant to our post-offering amended and restated memorandum and articles of association, our share capital will be $50,000 divided into 450,000,000 Class A Ordinary Shares of par value $0.0001 each and 50,000,000 Class B Ordinary Shares of par value $0.0001 each. The following description summarizes the material terms of our shares as set out more particularly in our post-offering amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit consists of one ordinary share and one right to receive one-seventh (1/7th) of one ordinary share upon the consummation of an initial business combination. Each right entitles the holder thereof to receive one-seventh (1/7th) of an ordinary share upon consummation of our initial business combination. In addition, we will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands Law. As a result, you must hold rights in multiples of seven in order to receive shares for all of your rights upon closing of a business combination.

The ordinary shares and rights will begin to trade separately on the 52nd day after the date of this prospectus unless the underwriters determine that an earlier date is acceptable (based upon, among other things, its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular). In no event will the underwriters allow separate trading of the ordinary shares and rights until we file an audited balance sheet reflecting our receipt of the gross proceeds of this offering.

We will file a Current Report on Form 8-K which includes an audited balance sheet promptly upon the consummation of this offering. The audited balance sheet will reflect proceeds we receive from the exercise of the over-allotment option if the over-allotment option is exercised on the date of this prospectus. If the over-allotment option is exercised after the date of this prospectus, we will file an amendment to the Form 8-K, or a new Form 8-K, to provide updated financial information to reflect the exercise of the over-allotment option. We will also include in this Form 8-K, an amendment thereto, or in a subsequent Form 8-K information indicating when separate trading of the ordinary shares and rights has commenced.

Ordinary Shares

Prior to the date of this prospectus, there were 1,437,500 Class B ordinary shares outstanding, all of which were held of record by our initial shareholders, so that our initial shareholders will own 21.20% of our issued and outstanding shares after this offering (assuming our initial shareholders do not purchase any units in this offering). Up to 187,500 of the initial shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment is exercised. Upon the closing of this offering, 6,470,000 of our ordinary shares will be outstanding (assuming no exercise of the underwriters’ over-allotment option and the corresponding surrender for no consideration of 187,500 initial shares) comprising:

•        5,000,000 Class A ordinary shares included in the units issued as part of this offering;

•        220,000 Class A ordinary shares included in the private units; and

•        1,250,000 Class B ordinary shares held by our initial shareholders.

If we increase or decrease the size of this offering, we will effect a share capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of initial shares by our initial shareholders at 20.0% of our issued and outstanding ordinary shares upon the consummation of this offering.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. However, only holders of Class B ordinary shares will have the right to (i) appoint or remove directors in any election held prior to or in connection with the completion of our initial business combination, meaning that holders of Class A ordinary shares will not have the right to vote to appoint any directors until after the completion of our initial business combination and (ii) continue the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). The provisions of our amended and restated memorandum and articles of association governing these matters prior to our initial business combination may only be amended by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. On any other matter submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless otherwise specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are represented in person or by proxy and are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, which (except as outlined above) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association (other than the provisions referred to above) and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares entitled to vote and voted for the appointment of directors can appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 450,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term.

In accordance with NASDAQ corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on NASDAQ. There is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors other than to ensure that the company has at least one director at all times. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100%

of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination.. Unlike many special purpose acquisition companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association require these tender offer documents to contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other reasons, we will, like many special purpose acquisition companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Our amended and restated memorandum and articles of association require that at least five clear days’ notice will be given of any general meeting.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our initial business combination, our sponsor, officers and directors have agreed to vote their initial shares and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination. As a result, if we sought shareholder approval of a proposed transaction, which would require a simple majority of votes (assuming the underwriters do not exercise their over-allotment option), we could need as little as 1,829,716 of our public shares (or approximately 28.28% of our public shares) to be voted in favor of the transaction in order to have such transaction approved (assuming that all issued and outstanding shares are voted, that the over-allotment option is not exercised, and that the insiders do not purchase any units in this offering or units or shares in the after-market). Assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association vote their shares at a general meeting of the company, we will not need any public shares in addition to our initial shares to be voted in favor of an initial business combination in order to approve an initial business combination. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Pursuant to our amended and restated memorandum and articles of association, if we have not completed our initial business combination within the completion window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations and on the conditions described herein.

Initial shares

The initial shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of initial shares have the same shareholder rights as public shareholders, except that (i) the initial shares are subject to certain transfer restrictions, as described in more detail below, (ii) the initial shares are entitled to registration rights; (iii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (B) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (C) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (D) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination, (iv) the initial shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described herein and in our amended and restated memorandum and articles of association, and (v) prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

The initial shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of initial shares will never occur on a less than one-for-one basis.

With certain limited exceptions, the initial shares are not transferable, assignable or saleable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (1) 180 days after the completion of our initial business combination; or (2) the date following the consummation of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities or other property (the “Lock-Up”). Notwithstanding the foregoing, the initial shares will be released from the Lock-Up if (1) the reported closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination or (2) we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their shares for cash, securities or other property. Up to 187,500 initial shares will be surrendered to us for no consideration depending on the exercise of the over-allotment option.

Except in certain limited circumstances, no member of the sponsor may Transfer all or any portion of its membership interests in the sponsor. For more information, see “Principal Shareholders — Restrictions on Transfers of Initial Shares and Private Placement Units”.

Register of Members

Under the Companies Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent, Odyssey, which will enter the name of Cede & Co in our register of members on the closing of this offering as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the Cayman Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Rights

Except in cases where we are not the surviving company in a business combination, each holder of seven rights will automatically receive one ordinary share upon consummation of our initial business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our memorandum and articles of association with respect to our pre-business combination activities. In the event we will not be the surviving company upon completion of our initial business combination, each holder of seven rights will be required to affirmatively convert his, her or its rights in order to receive the shares underlying the rights upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional ordinary shares upon consummation of an initial business combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands Law. As a result, you must hold rights in multiples of seven in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Description of Securities of Pubco

The following summary sets forth the material terms of Pubco’s securities following the completion of the Business Combination. The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of DGCL, the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination.

Authorized and Outstanding Stock

The Pubco Organizational Documents authorize the issuance of [        ] shares of all classes of capital stock of Pubco consisting of (i) [        ] Class A Common Stock, par value $0.0001 per share, and (ii) [        ] Class B Common Stock, par value $0.0001 per share. Preferred stock may be issued from time to time, in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issue of any shares thereof.

Common Stock

Voting.    [Holders of the Class B common stock will be entitled to [        ] (  ) votes per share] and holders of Class A common stock shall be entitled to one vote per share on all matters properly submitted to the Pubco’s stockholders entitled to vote thereon. With respect to the removal of directors or adoption or amendment of any provision inconsistent with the Proposed Bylaws, it should be determined by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of the stock outstanding and entitled to vote generally in the election of directors voting together as a single class. All other matters presented to Pubco’s stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by v’s stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Pubco Organizational Documents (as further described below) or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

Dividends.    The holders of shares of Pubco Common Stock are entitled to receive dividends, as and if declared by the Pubco Board out of legally available funds.

Liquidation Rights.    Upon the voluntary or involuntary liquidation, dissolution or winding up of the Pubco, the net assets of the v shall be distributed pro rata to the holders of the Common Stock.

Preferred Stock

Pubco is authorized to issue up to [        ] shares of preferred stock, par value $[        ] per share. The Pubco Board will be expressly authorized to provide, out of the unissued shares of the preferred stock, one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Pubco providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the Pubco Board is expressly vested with the authority to the full extent provided by law to adopt any such resolution or resolutions.

Exclusive Forum

Pubco Organizational Documents provide that, unless Pubco consents in writing to the selection of an alternative forum, (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this term shall not apply to suits brought to enforce a duty or liability created by the

Exchange Act. For purposes of this term, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Certificate of Incorporation of Pubco to be inapplicable or unenforceable in an action, Pubco may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Anti-Takeover Effects of Provisions of the Pubco Certificate of Incorporation and Bylaws

The provisions of the Pubco Certificate of Incorporation and the Pubco Bylaws and provisions of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the closing price for your shares of Pubco Common Stock.

The Pubco Certificate of Incorporation and the Pubco Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Pubco Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of Pubco unless such takeover or change in control is approved by the Pubco Board.

These provisions include:

Advance Notice Procedures.    The Pubco Bylaws provide that Pubco stockholders seeking to bring business before Pubco’s annual meeting of stockholders, or to nominate candidates for election as directors at Pubco’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by Pubco’s secretary at Pubco’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in Pubco’s annual proxy statement must comply with the notice periods contained therein. The Pubco Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Pubco’s stockholders from bringing matters before Pubco’s annual meeting of stockholders or from making nominations for directors at Pubco’s annual meeting of stockholders.

Authorized but Unissued Shares.    Pubco’s authorized but unissued shares of Pubco Common Stock and preferred stock will be available for future issuance without stockholder approval, subject to rules of the securities exchange on which the Pubco Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, in connection with the redemption or exchange of Pubco Rights and employee benefit plans. The existence of authorized but unissued shares of Pubco Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of PubcoCommon Stock by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Stockholders.    The Pubco Bylaws provide that special meetings of Pubco’s stockholders may be called only by the Chairman, the Chief Executive Officer or a majority of the directors then in office.

Business Combinations.    Pubco is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

•        prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•        on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual meeting stockholders, and not by written consent, by the affirmative vote of at least [        ]% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Such provisions may encourage companies interested in acquiring Pubco to negotiate in advance with the Pubco Board because the stockholder approval requirement would be avoided if the Pubco Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the closing price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of their fiduciary duties. The PubcoOrganizational Documents will limit the liability of our directors and officers to the fullest extent permitted by Delaware law.

Pubco expects to purchase director and officer liability insurance to cover liabilities its directors and officers may incur in connection with their services to the Combined Company, including matters arising under the Securities Act. The Pubco Organizational Documents also will provide that Pubco will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Pubco intends to enter into customary indemnification agreements with each of our officers and directors.

There is no pending litigation or proceeding involving any of Pubco’s directors, officers, employees or agents in which indemnification will be required or permitted. Pubco is not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling the Combined Company, Pubco has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

APPRAISAL RIGHTS

Public Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

HOUSEHOLDING INFORMATION

Unless Ribbon has received contrary instructions, Ribbon may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if Ribbon believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Ribbon’s expenses. However, if stockholders prefer to receive multiple sets of Ribbon’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Ribbon’s disclosure documents, the stockholders should follow these instructions:

If the Ordinary Shares are registered in the name of the shareholder, the shareholder should contact Ribbon’s offices at Ribbon Acquisition Corp, located at Central Park Tower LaTour Shinjuku Room 3001 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023 Japan. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Ribbon’s Securities is the Odyssey Transfer and Trust Company.

SUBMISSION OF PROPOSALS

The Ribbon Board is aware of no other matter that may be brought before the EGM.

FUTURE PROPOSALS

For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2026 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a–8 of the Securities Exchange Act of 1934. Such proposals must be received by Pubco at its offices at [        ], Attention: Corporate Secretary, within a reasonable time before Pubco begins to print and send its proxy materials for the 2026 annual meeting.

In addition, the Proposed Bylaws, which will be effective upon the closing of the Business Combination, provide in Section 2.10(a)(ii) notice procedures for stockholders to nominate a person as a director and to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the corporate secretary of Pubco (the “Secretary”) at the principal executive offices of Pubco not earlier than the close of business on the 120th day nor later than the close of business on the [    ]th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2025, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be [        ], 2025); provided, however, that in the event that the date of the annual meeting is advanced more than [    ] days prior to or delayed by more than [    ] days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the [    ]th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made by Pubco. Thus, for our 2026 annual meeting of stockholders, assuming the Meeting is held on or about [        ], 2026, notice of a nomination or proposal must be received by the Secretary no later than [        ], 2026 and no earlier than [        ], 2026. Nominations and proposals also must satisfy other requirements set forth in the proposed Bylaws. If any stockholder nomination or proposal not made in compliance with the foregoing procedures, the chairperson of the meeting may declare that such nomination or proposal shall not be presented for stockholder action at the meeting and shall be disregarded.

WHERE YOU CAN FIND MORE INFORMATION

Ribbon files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Ribbon at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Ribbon has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Ribbon has been supplied by Ribbon, and all such information relating to DRC has been supplied by DRC Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact Ribbon via phone or in writing (at least five (5) business days prior to the Extraordinary General Meeting): [__].

LEGAL MATTERS

McCarter & English, LLP, New York, New York, has passed upon the validity of the securities offered in this proxy statement/prospectus.

EXPERTS

The financial statements of Ribbon Acquisition Corp. as of July 31, 2024, and the period from July 17, 2024, (inception) through July 31, 2024, appearing in this prospectus have been audited by Audit Alliance LLP, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Ribbon Acquisition Corporation to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

The financial statements for DRC Medicine Ltd. as of July 31, 2024, appearing in this prospectus have been audited by Enrome LLP, an independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)

UNAUDITED CONDENSED BALANCE SHEETS AS OF JANUARY 31, 2025	F-23
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JANUARY 31, 2025	F-24
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE SIX MONTHS ENDED JANUARY 31, 2025	F-25
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JANUARY 31, 2025	F-26
NOTES UNAUDITED CONDENSED TO FINANCIAL STATEMENTS	F-27

RIBBON ACQUISITION CORP.
INDEX TO THE FINANCIAL STATEMENTS

Condensed Balance Sheet as of June 30, 2025 (Unaudited) and December 31, 2024	F-58
Unaudited Condensed Statement of Operations for the Three and Six Months Ended June 30, 2025 (Unaudited)	F-59
Unaudited Condensed Statement of Changes in Shareholders’ Equity for the Three and Six Months Ended June 30, 2025 (Unaudited)	F-60
Unaudited Condensed Statement of Cash Flows for the Six Months Ended June 30, 2025	F-61
Notes to Unaudited Condensed Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’ of
DRC Medicine Ltd. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of DRC Medicine Ltd. (the “Company”) as of July 31, 2024, the related statements of operations and comprehensive loss, change in shareholders’ deficit, and cash flows for the year ended July 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2024, and the results of its operations and its cash flows for year ended July 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the financial statements, the Company had negative operating cash flows of US$1,775,764 and incurred a net loss of US$2,156,665 during the year ended July 31, 2024 and had accumulated deficit of US$6,392,117 and shareholders’ deficit of US$5,059,242 as of July 31, 2024 that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

September 18, 2025

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)
BALANCE SHEETS
(In U.S. Dollar, except for share data, or otherwise noted)

As of July 31, 2024
Assets
Current assets:
Cash and cash equivalents	$88,245
Accounts receivable	51,318
Inventories	662,060
Prepaid expenses and other current assets	128,605
Total current assets	930,228

Non-current assets:
Intangible assets, net	—
Long-term investment	28,328
Right-of-use assets, net	152,620
Other non-current assets, net	61,971
Total non-current assets	242,919
TOTAL ASSETS	$1,173,147

Liabilities and Shareholders’ Deficit
Current liabilities:
Long-term borrowings, current potion	$396,595
Accounts payable	497
Contract liabilities	23,794
Lease liabilities	60,063
Accrued expenses and other current liabilities	139,014
Total current liabilities	619,963

Non-current liabilities:
Long-term borrowings	5,516,365
Lease liabilities	81,659
Other non-current liabilities	14,402
Total non-current liabilities	5,612,426
TOTAL LIABILITIES	$6,232,389

Commitments and Contingencies (Note 15)

Shareholders’ deficit
Ordinary Share (1,000,000 Ordinary Share authorized, 78,106 Ordinary Shares issued and outstanding as of July 31, 2024 with no stated value)	$520,931
Capital surplus	520,931
Accumulated deficit	(6,392,117)
Accumulated other comprehensive income	291,013
Total shareholders’ deficit	(5,059,242)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,173,147

The accompanying notes are an integral part of these financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar, except for share data, or otherwise noted)

For the year ended July 31, 2024
Revenues	$676,270
Cost of revenues	(440,563)
Gross profit	235,707

Operating expenses:
Selling and marketing expenses	(605,496)
General and administrative expenses	(1,044,804)
Research and development expenses	(578,392)
Total operating expenses	(2,228,692)

Loss from operations	(1,992,985)

Other income (expenses):
Other (loss) income, net	(117,793)
Interest expense, net	(45,887)
Total other loss, net	(163,680)

Loss before income tax expense	(2,156,665)
Income tax expense	—
Net loss	$(2,156,665)

Other comprehensive income
Foreign currency translation adjustment	229,618
Total comprehensive loss	$(1,927,047)

Loss per share
Basic and Diluted	$(27.74)
Weighted average number of ordinary shares
Basic and Diluted	77,744

The accompanying notes are an integral part of these financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. Dollar, except for share data, or otherwise noted)

	Ordinary Shares		Capital surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit
	Share	Amount
Balance as of July 31, 2023	76,746	$3,789,063	$3,789,063	$(13,098,038)	$61,395	$(5,458,517)
Net loss	—	—	—	(2,156,665)	—	(2,156,665)
Issuance of new shares	1,360	1,163,161	1,163,161		—	2,326,322
Offsetting accumulated deficit with Capital surplus	—	(4,431,293)	(4,431,293)	8,862,586	—	—
Foreign currency translation adjustment	—				229,618	229,618
Balance as of July 31, 2024	78,106	$520,931	$520,931	$(6,392,117)	$291,013	$(5,059,242)

The accompanying notes are an integral part of these financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)

STATEMENTS OF CASH FLOWS

(In U.S. Dollar, except for share data, or otherwise noted)

For the year ended July 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,156,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventories	96,988
Depreciation and amortization	3,709
Amortization of right-of-use assets	188,191
Impairment on property, plant and equipment and intangible assets	98,734
Gain on early termination of right-of-use assets	(14,186)
Changes in operating assets and liabilities:
Accounts receivable	(4,117)
Inventories	414,798
Other non-current assets	218,092
Prepaid expenses and other current assets	35,946
Accounts payable	(709)
Contract liabilities	(27,003)
Accrued expenses and other current liabilities	(569,688)
Lease liabilities	(59,854)
Net cash used in operating activities	(1,775,764)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(86,838)
Purchase of intangible assets	(15,605)
Net cash used in investing activities	(102,443)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	19,925
Repayments of long-term bank loans	(475,870)
Issuance of new shares	2,326,322
Net cash provided by financing activities	1,870,377

Effect of exchange rate changes on cash and cash equivalents	(77,721)

Net decrease in cash and cash equivalents	(85,551)
Cash and cash equivalents, at beginning of the year	173,796
Cash and cash equivalents, at end of the year	$88,245

Supplemental disclosures of cash flow information:
Income tax paid	$—
Interest expense paid	$45,507

Supplemental disclosures of non-cash flow information:
Leasing liabilities arising from obtaining right-of-use assets	$200,251

The accompanying notes are an integral part of these financial statements.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)    Principal activities

DRC Medicine Ltd. (the “Company” or “DRC”) was incorporated in Japan in 2007 as an exempted company with limited liability under the name DR.C Medical Medicine Co., Ltd. The Company changed its name to DRC Medine Ltd. on June 25, 2025. The Company is in the business of the design and sales of hygiene products and engages in brand licensing activities.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Use of estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Significant accounting estimates include, but not limited to net realizable value measurement write-downs for inventories, provision of allowance for expected credit losses, useful lives of intangible assets, and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Changes in estimates are recognized in the period of change and future periods. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(c)     Foreign currency

The Company maintains its books and record in its local currency, the Japanese YEN (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the statements of operations and comprehensive loss.

The reporting currency of the Company is the United States Dollars (“US$” or “$”), and the accompanying financial statements have been expressed in US$. In accordance with Accounting Standards Codification (“ASC”) Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the reporting period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ deficit.

Translation of amounts from local currency of the Company into US$1 has been made at the following exchange rates:

	July 31, 2024
	Year-end spot rate	Average rate
USD against JPY	150.38	150.56

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash in banks that are not subject to withdrawal restrictions, and highly liquid investment with an original maturity of three months or less when purchased to be cash equivalents. As of July 31, 2024, all of the Company’s cash were held in bank or other reputable financial institutions located in Japan, which are unrestricted as to withdrawal and use. The Company has not experienced any losses in bank accounts and believes it is not exposed to any credit risks on its cash in bank accounts.

(e)     Expected credit losses

On August 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

The Company’s accounts receivable, other receivables and deposit included in other non-current assets are within the scope of ASU No. 2016-13 and the Company used Current Expected Credit Losses model (“CECL model”) to make evaluation. The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables included in prepayments and other current assets, which include size, types of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit losses experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted. For the year ended July 31, 2024, the Company recognized nil credit loss.

(f)     Accounts receivable

Accounts receivable are stated at the original amount less allowances for expected credit losses. Accounts receivable are recognized in the period when the Company has delivered the products and services to its customers and when its right to consideration is unconditional. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the provision for credit losses. As of July 31, 2024, no allowance for expected credit losses for the Company’s accounts receivable were recognized.

(g)    Inventories

Inventories consisting of merchandise, such as hygiene masks and other hygiene products are stated at the lower of cost or net realizable value. Inventory cost includes the purchase price from exclusive contract manufacturer and third-party suppliers. Cost of inventories is computed using weighted average method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product obsolescence, and other factors. The Company periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. The Company recorded US$96,988 of inventory write-downs for year ended July 31, 2024.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Intangible assets, net

Intangible assets, net with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset class are as follows:

Category	Estimated useful lives
Patent	8 years

Some of the patents were internally developed by the Company, while others were acquired through purchase. Intangible assets are initially recognized at cost upon acquisition. After initial recognition, the Company amortizes these costs on straight-line basis over their useful lives. Amortization expenses are included in general and administrative expenses.

The estimated useful lives of intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives may have changed. The estimated useful lives of intangible assets did not change during the year ended July 31, 2024. Amortization expenses was US$166 for the year ended July 31, 2024. For the year ended July 31, 2024, the Company recognized impairment losses amounting to US$15,439.

(i)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the year ended July 31, 2024, the Company recorded impairment of long-lived assets of US$98,734.

(j)     Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — Quoted prices in active markets for identical assets and liabilities;

•        Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivables, long-term borrowings, accounts payables, accrued expenses and other current liabilities and other non-current liabilities, approximate the fair value of the respective assets and liabilities as of July 31, 2024 owing to their short-term or present value nature or present value of the

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

assets and liabilities. For lease liabilities and long-term borrowings, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates. For the year ended July 31, 2024, there are no transfers between different levels of inputs used to measure fair value.

(k)    Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

When the Company acts as a lessee, leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease term includes rent holidays and options to extend or terminate the lease when the Company is reasonably certain that the Company will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l)     Revenue recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, reduced by consumption tax. To achieve the core principle of this standard, the Company applied the following five steps:

Step 1:    Identification of the contract, or contracts, with the customer;

Step 2:    Identification of the performance obligations in the contract;

Step 3:    Determination of the transaction price;

Step 4:    Allocation of the transaction price to the performance obligations in the contract;

Step 5:    Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company currently generates its revenue from the following main sources:

Revenue from Merchandise sales

Revenue from sales of hygiene products primarily consists of sales of hygiene masks and other hygiene products. The Company sales hygiene products to domestic corporate customers and engages in online sales to individual consumers. The Company usually enters into sales orders with customers, in which the Company identifies the only

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

one performance obligation is to transfer the promised products stated in the sales order. In the normal course of business, the Company’s warranties are limited to product specifications and were accordingly treated as assurance-type warranty and not considered a performance obligation.

Revenues represent the amount of consideration that the Company is entitled to, including products settlement price, net of discounts and returns, if any. The transaction price is variable as adjusted by return allowances, which the Company estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting periods.

The Company recognizes revenues at a point in time when the products are delivered and accepted by the customers, at which point the control of products are transferred to customers. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on historical data, changes in judgments on these assumptions and recorded the return allowances in accrued expenses and other current liabilities. The returns allowance was US$6,372 for the year ended July 31, 2024. Revenue is reported on a gross basis, as the Company acts as the principal in these transactions, for which it bears inventory risk, exercises discretion over pricing, and is responsible for fulfilling the obligation to deliver the specified goods to customers.

Revenue from royalty fee

The transaction price for royalty income is determined based on the agreed terms, which may include fixed amounts, variable amounts based on sales, production, or other measures, or a combination thereof. Royalties based on a time period (e.g., a license to use intellectual property over a specified term), revenue is recognized over time, as the customer simultaneously receives and consumes the benefits of the license. Revenue from royalty arrangements that are based on production, sales and other measures are recognised at the later of when the subsequent sale or usage occurs or when the performance obligation to which the royalty relates has been satisfied.

The following table disaggregates the Company’s total revenues by revenue streams:

For the year ended July 31, 2024
By revenue types:
Merchandise sales	$569,589
Royalty fee	106,681
Total	$676,270

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the year ended July 31, 2024:

For the year ended July 31, 2024
Timing of revenue recognition
At a point in time	$569,589
Over time	106,681
Total	$676,270

Contract balances

Contract asset represent the Company’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. The Company had no contract assets recorded on its balance sheets as of July 31, 2024.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The contract liabilities are advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The Company’s advances from customers amounted to US$53,762 and US$23,794 as of July 31, 2023 and 2024, respectively. During the year ended July 31, 2024, the Company recognized revenue of US$53,762 that was included in opening advances from customers balance.

(m)   Cost of revenues

Cost of revenues consists of costs directly related to revenue generating activities, which primarily includes product procurement cost, and write-downs for inventories.

(n)    Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) shipping and delivery expenses, (ii) payroll expenses of sales personnel, (iii) advertising and marketing expenses, and (iv) other marketing expenses related to sales personnel..

(o)    General and administrative expenses

General and administrative expenses primarily consist of (i) staff cost of general and administrative personnel, (ii) depreciation and amortization expenses, (iii) professional services expenses, and (iv) other miscellaneous administrative expenses.

(p)    Employee benefits

The Company recognizes a liability in exchange for employee benefits to be paid in the future and records an expense when the employee renders service and the Company receives the related economic benefits.

Short-term employee benefits

Salaries are usually accrued and paid on a monthly basis and are recognized as an expense.

Bonus payments are recognized when, and only when, the Company has a present legal or constructive obligation to make such payments as a result of past events and reliable estimate of the obligation can be made.

(q)    Income taxes

The Company accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes in its statements of operations and comprehensive loss for the year ended July 31, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(r)     Ordinary shares and Capital surplus

Under the Companies Act of Japan (the “Companies Act”), issuances of ordinary shares, are required to be credited to the share capital account (recorded as “ordinary shares”) for at least 50% of the proceeds and to the legal capital surplus account (recorded as “capital surplus”) for the remaining amounts.”

(s)     Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income (loss) in a full set of financial statements. Comprehensive income (loss) is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

(t)     Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive. As of July 31, 2024, there were no dilutive shares.

(u)    Segment reporting

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, selling and marketing expenses, general and administrative expenses which are separately presented on the Company’s statements of operations and comprehensive income (loss). Other segment items within net income include financial expenses, net, other income or loss, net, and income tax expense. CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Company’s competitors at the same development stage.

The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are all located in Japan, no geographical segment information of long-lived assets is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

(v)     Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. For the year ended July 31, 2024, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s financial position, results of operations, and cash flows.

The Company had contractual payment obligations under its operating lease agreements with the landlords.

(w)    Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently issued accounting pronouncements issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its financial statement.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its financial statements and disclosures.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its financial statements and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

3.      GOING CONCERN

For the year ended July 31, 2024, the Company had negative operating cash flows of US$1,775,764 and incurred a net loss of US$2,156,665. As of July 31, 2024, the Company had accumulated deficit of US$6,392,117 and shareholders’ deficit of US$5,059,242. The Company requires substantial amounts of cash to cover operating expenses, as well as to fund capital expenditures, working capital changes, interest payments on borrowing, lease payments, and to support tax payments. The Company has financed its capital requirements from the issuance of new shares and borrowings from banks.

As of July 31, 2024, we had borrowings of US$5,912,960. These loans were mainly borrowed from Banks in Japan for working capital purposes, including Japan Finance Corporation and The Johnan Shinkin Bank. The loans have maturities from 2026 to 2032, with fixed interest rates of 0.36%–1.80%. As of July 31, 2024, the bank borrowings from The Johnan Shinkin Bank of US$1,042,432 were guaranteed by our individual significant shareholder, Narumi Okazaki.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our products, the timing and extent of our product development efforts, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets.

As of August 1, 2025, the Company entered into a financial support agreement with a third party, under which it agreed to provide support for our daily operations of up to JPY 500 million until July 31, 2027. Management concluded that the current assets and the available lines of credit will be sufficient to satisfy its obligations as they become due and will support the operations for one year from the issuance date of the financial statements. The Company will meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the financial statements.

4.      ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

As of July 31, 2024
Accounts receivable	$51,318

The Company recognizes credit losses on accounts receivable that are not expected to be recoverable. For the year ended July 31, 2024, the Company recognized nil credit losses.

All of the July 31, 2024 accounts receivable balance has been collected in fiscal year 2025.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

5.      INVENTORIES

Inventories consisted of the following:

As of July 31, 2024
Merchandise	$661,527
Other supplies	533
Inventories	$662,060

Merchandise mainly consists of hygiene masks and other hygiene products.

The Company reviews its inventories periodically to determine if any write-downs are necessary for potential obsolescence, expiration of shelf life, or if the carrying value exceeds net realizable value. The Company recorded inventory write-downs of US$96,988 for the year ended July 31, 2024.

6.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

As of July 31, 2024
Prepaid professional service fee(1)	$54,312
Prepaid expenses(2)	27,996
Consumption Tax receivable	19,656
Local tax recoverable	25,897
Others	744
Prepaid expenses and other current assets	$128,605

____________

(1)      Prepaid professional service fee primarily represents prepaid fees for executive recruitment services.

(2)      Prepaid expenses primarily consist of advance payments for patent usage fees, mold production costs, and annual maintenance fees associated with systems, software, and websites utilized in daily operations.

7.      INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

As of July 31, 2024
Patent and trademarks	$167,823
Less: accumulated amortization and impairment	(167,823)
Intangible assets, net	$—

Amortization expenses and impairment loss were US$166 and US$15,439 respectively for the year ended July 31, 2024.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

8.      OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

As of July 31, 2024
Rental deposits	$61,971
Other non-current assets	$61,971

9.      BORROWINGS

As of July 31, 2024, the Company had the below borrowings for working capital purposes:

Lender	Annual Interest Rate	Maturity	As of July 31, 2024
			Long-term borrowings, current portion	Long-term borrowings
Japan Finance Corporation	0.45%	30/11/2026	$—	$1,994,946
Japan Finance Corporation	0.50%	29/02/2032	—	1,329,964
Japan Finance Corporation	1.11%	30/11/2026	—	664,982
Japan Finance Corporation	1.06%	28/02/2029	—	664,982
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	110,839	304,755
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	66,551	182,697
Japan Finance Corporation	0.36%	25/06/2028	55,061	160,593
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	44,368	121,798
The Johnan Shinkin Bank(1)	1.60%	20/07/2026	53,225	53,092
The Johnan Shinkin Bank(1)	1.67%	20/02/2026	66,551	38,556
Total			$396,595	$5,516,365

____________

(1)      As of July 31, 2024, the bank borrowings from The Johnan Shinkin Bank of US$1,042,432 was guaranteed by the individual significant shareholder of the Company, Narumi Okazaki.

Interest expenses were US$45,563 for the year ended July 31, 2024. As of July 31, 2024, the weighted average interest rates were 0.74% per annum.

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

As of July 31, 2024
Accrued payroll and welfare	$37,395
Warehouse and logistics expenses payable	47,378
Professional service fees payable	25,831
Other tax payable	6,994
Other accrued expenses	21,416
Accrued expenses and other liabilities	$139,014

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

11.    LEASES

The Company has entered into operating leases mainly for office with terms of 3 years for its daily operations.

The Company’s right-of-use assets and lease liabilities recognized in the balance sheets consisted of the following:

As of July 31, 2024
Right-of-use assets	$200,497
Accumulated amortization of right-of-use assets	(47,877)
Right-of-use assets, net	152,620

Lease liabilities, current	60,063
Lease liabilities, non-current	81,659
Total lease liabilities	$141,722

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease terms. A summary of lease cost was as follows:

For the year ended July 31, 2024
Operating leases expenses excluding short-term lease expenses	$195,537
Total operating lease expenses	$195,537

Remaining lease terms and discount rate were as follows:

For the year ended July 31, 2024
Weighted-average remaining lease terms (in years)	2.30
Weighted-average discount rate	1.67%

As of July 31, 2024, the schedule of future minimum payments of Company’s operating leases is as follows:

For the years ending July 31,	Amount
2025	$61,971
2026	61,971
2027	20,657
Total lease payments	144,599
Less: imputed interest	(2,877)
Total	$141,722

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

12.    TAXATION

Income taxes

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of 0% for the year ended July 31, 2024.

For the year ended July 31, 2024, the details of income tax expenses are set forth below:

For the year ended July 31, 2024
Current	$—
Deferred	—
Total income tax expenses	$—

A reconciliation of the Japanese statutory income tax rate and the Company’s actual income tax provision for the year ended July 31, 2024, were as follows:

For the year ended July 31, 2024
Loss before income tax expense	$2,156,665
Income tax expense at the Japan statutory rate	34.59%
Income tax expense computed at statutory rate	745,975
Changes in valuation allowance	(745,975)
Total income tax expenses	$—
Effective income tax rate	0.00%

As of July 31, 2024, the significant components of the deferred tax assets are summarized below:

As of July 31, 2024
Deferred tax assets:
Net operating loss carryforward	$2,435,085
Write-down of Inventories	467,920
Long-lived assets impairment	178,624
Deferred tax assets, net	3,081,629
Less: allowance for deferred tax assets	(3,081,629)
Total deferred tax assets, net	$—

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

12.    TAXATION (cont.)

As of July 31, 2024, the movement of the valuation allowance of deferred tax assets are summarized below:

As of July 31, 2024
Valuation allowance
Balance at the beginning of the year	$2,469,392
Additions	745,975
Foreign currency translation adjustments	(133,738)
Balance at the end of the year	$3,081,629

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of July 31, 2024, the Company did not recognize deferred tax assets for the management conclude that the chances to utilize the deferred tax assets to offset future taxable income were not probable based on current growth trend. Accordingly, US$3,081,629 of valuation allowance for the deferred tax assets was recorded as of July 31, 2024.

Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempt from paying consumption tax. The Company can deduct all of its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of July 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the year ended July 31, 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from July 31, 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of July 31, 2024, all of the tax returns of the Company’s Japanese operating entity remain available for statutory examination by Japanese tax authorities.

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

13.    EQUITY

Ordinary Shares

As of July 31, 2024, the Company’s authorized Ordinary Shares were both 1,000,000, respectively. As of July 31, 2024, the Company’s issued Ordinary Shares were 78,106.

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, are required to be credited to the share capital account (recorded as “ordinary shares”) for at least 50% of the proceeds and to the legal capital surplus account (recorded as “capital surplus”) for the remaining amounts. For the year ended July 31, 2024, the Company issued 1,360 shares to its shareholder in the consideration of US$2,326,322, 50% of the proceeds were credited to the legal capital surplus account.

The Companies Act permits that share capital, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid-in capital in case disposition of treasury shares and issuance of common stock are performed at the same time. For the year ended July 31, 2024, the Company transferred funds from its capital account to offset its accumulated deficit, with the approval of the General Meeting of Shareholders.

14.    RELATED PARTY TRANSACTIONS

Related Parties:

Name of related parties	Relationship with the Company
Narumi Okazaki	Significant shareholders of the Company
Keiko Okazaki	Significant shareholders of the Company

Narumi Okazaki provided guarantees to the bank borrowings from The Johnan Shinkin Bank of US$1,042,432 as of July 31, 2024. Except as otherwise disclosed, there was no other material related party transactions for the year ended July 31, 2024.

15.    SIGNIFICANT RISKS AND UNCERTAINTIES

(a)    Concentration of credit risk

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash, accounts receivable and deposits within other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Company’s cash are held with financial institutions that management believes to be high credit quality. Based on the Company’s historical experiences in collection of other receivables, the Company consider the credit risk of these receivables to be relatively low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

(b)    Concentration of customers and suppliers

The following customers represent more than 10% of the Company’s total revenue for the year ended July 31, 2024:

For the year ended July 31, 2024
Percentage of the Company’s total revenue
Customer A	30%
Customer B	13%
Customer C	17%

DRC MEDICINE LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

15.    SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

The following customers represent more than 10% of the Company’s total accounts receivable as of July 31, 2024:

As of July 31, 2024
Percentage of the Company’s accounts receivable
Customer D	19.41%

The following suppliers represent more than 10% of the Company’s total purchases for the year ended July 31, 2024:

For the year ended July 31, 2024
Percentage of the Company’s purchase from
Supplier A	78%
Supplier B	10%

The following suppliers represent more than 10% of the Company’s accounts payable as of July 31, 2024:

As of July 31, 2024
Percentage of the Company’s accounts payable
Supplier A	100.00%

16.    COMMITMENTS AND CONTINGENCIES

Commitments

As of July 31, 2024, the Company had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no pending or threatened claims and litigation as of July 31, 2024, and through the issuance date of these financial statements.

17.    SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to July 31, 2024, through September 18, 2025, the issuance date of the financial statements, and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)
UNAUDITED CONDENSED BALANCE SHEETS
(In U.S. Dollar, except for share data, or otherwise noted)

As of January 31, 2025
Assets
Current assets:
Cash and cash equivalents	$257,122
Accounts receivable	56,003
Inventories	412,045
Prepaid expenses and other current assets	113,485
Total current assets	838,655

Non-current assets:
Intangible assets, net	1,886
Long-term investment	27,500
Right-of-use assets, net	116,858
Other non-current assets, net	60,159
Total non-current assets	206,403
TOTAL ASSETS	$1,045,058

Liabilities and Shareholders’ Deficit
Current liabilities:
Long-term borrowings, current portion	$384,998
Accounts payable	52
Contract liabilities	21,982
Lease liabilities, current	58,795
Accrued expenses and other current liabilities	143,706
Total current liabilities	609,533

Non-current liabilities:
Long-term borrowings	5,485,320
Lease liabilities, non-current	49,751
Other non-current liabilities	13,980
Total non-current liabilities	5,549,051
TOTAL LIABILITIES	$6,158,584

Commitments and Contingencies (Note 15)

Shareholders’ deficit
Ordinary Share (1,000,000 Ordinary Share authorized, 78,426 Ordinary Shares issued and outstanding as of January 31, 2025 with no stated value)	$786,729
Capital surplus	786,729
Accumulated deficit	(7,131,884)
Accumulated other comprehensive loss	444,900
Total shareholders’ deficit	(5,113,526)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,045,058

The accompanying notes are an integral part of these unaudited condensed financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. Dollar, except for share data, or otherwise noted)

For the six months ended January 31, 2025
Revenues	$257,016
Cost of revenues	(167,840)
Gross profit	89,176

Operating expenses:
Selling and marketing expenses	(298,746)
General and administrative expenses	(367,738)
Research and development expenses	(138,657)
Total operating expenses	(805,141)
Loss from operations	(715,965)

Other income (expenses):
Other income, net	2,592
Interest expense, net	(26,394)
Total other loss, net	(23,802)

Loss before income tax expense	(739,767)
Income tax expense	—
Net loss	$(739,767)

Other comprehensive income
Foreign currency translation adjustment	153,887
Total comprehensive loss	$(585,880)

Loss per share
Basic and Diluted	$(9.47)
Weighted average number of ordinary shares
Basic and Diluted	78,118

The accompanying notes are an integral part of these unaudited condensed financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In U.S. Dollar, except for share data, or otherwise noted)

	Ordinary Shares		Capital surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit
	Share	Amount
Balance as of July 31, 2024	78,106	$520,931	$520,931	$(6,392,117)	$291,013	$(5,059,242)
Net loss	—	—	—	(739,767)	—	(739,767)
Issuance of new shares	320	265,798	265,798	—	—	531,596
Foreign currency translation adjustment	—	—	—	—	153,887	153,887
Balance as of January 31, 2025 (unaudited)	78,426	$786,729	$786,729	$(7,131,884)	$444,900	$(5,113,526)

The accompanying notes are an integral part of these unaudited condensed financial statements.

DRC MEDICINE LTD. (Formerly Known As DR.C MEDICAL MEDICINE CO., LTD.)
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
(In U.S. Dollar, except for share data, or otherwise noted)

For the six months ended January 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(739,767)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventories	46,863
Depreciation and amortization	84
Amortization of right-of-use assets	33,297
Changes in operating assets and liabilities:
Accounts receivable	(6,368)
Inventories	190,566
Prepaid expenses and other current assets	11,694
Accounts payable	(444)
Contract liabilities	(1,149)
Accrued expenses and other current liabilities	9,014
Lease liabilities	(30,963)
Net cash used in operating activities	(487,173)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(2,026)
Net cash used in investing activities	(2,026)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	332,248
Repayments of long-term bank loans	(198,153)
Issuance of new shares	531,596
Net cash provided by financing activities	665,691

Effect of exchange rate changes on cash and cash equivalents	(7,615)

Net increase in cash and cash equivalents	168,877
Cash and cash equivalents, at beginning of the period	88,245
Cash and cash equivalents, at end of the period	$257,122

Supplemental disclosures of cash flow information:
Income tax paid	$—
Interest expense paid	$24,226

The accompanying notes are an integral part of these unaudited condensed financial statements.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)    Principal activities

DRC Medicine Ltd. (the “Company” or “DRC”) was incorporated in Japan in 2007 as an exempted company with limited liability under the name DR.C Medical Medicine Co., Ltd. The Company changed its name to DRC Medine Ltd. on June 25, 2025. The Company is in the business of the design and sales of hygiene products and engages in brand licensing activities.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Use of estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Significant accounting estimates include, but not limited to provision of allowance for expected credit losses, useful lives of intangible assets, estimates used in lease accounting, fair value measurement write-downs for inventories and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Changes in estimates are recognized in the period of change and future periods. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(c)     Foreign currency

The Company maintains its books and record in its local currency, the Japanese YEN (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the statements of operations and comprehensive loss.

The reporting currency of the Company is the United States Dollars (“US$” or “$”), and the accompanying financial statements have been expressed in US$. In accordance with Accounting Standards Codification (“ASC”) Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the reporting period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ deficit.

Translation of amounts from local currency of the Company into US$1 has been made at the following exchange rates:

	January 31, 2025
	Period-end spot rate	Average rate
US$ against JPY	154.91	150.49

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash in banks that are not subject to withdrawal restrictions, and highly liquid investment with an original maturity of three months or less when purchased to be cash equivalents. As of January 31, 2025, all of the Company’s cash were held in bank or other reputable financial institutions located in Japan, which are unrestricted as to withdrawal and use. The Company has not experienced any losses in bank accounts and believes it is not exposed to any credit risks on its cash in bank accounts.

(e)     Expected credit losses

On August 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

The Company’s accounts receivable, other receivables and deposit included in other non-current assets are within the scope of ASU No. 2016-13 and the Company used Current Expected Credit Losses model (“CECL model”) to make evaluation. The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables included in prepayments and other current assets, which include size, types of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit losses experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted. For the six months ended January 31, 2025, the Company recognized nil credit loss.

(f)     Accounts receivable

Accounts receivable are stated at the original amount less allowances for expected credit losses. Accounts receivable are recognized in the period when the Company has delivered the products and services to its customers and when its right to consideration is unconditional. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the provision for credit losses. As of January 31, 2025, no allowance for expected credit losses for the Company’s accounts receivable were recognized.

(g)    Inventories

Inventories consisting of commodities, such as hygiene masks and other hygiene products are stated at the lower of cost or net realizable value. Inventory cost includes the purchase price from exclusive contract manufacturer and third-party suppliers. Cost of inventories is computed using moving-average method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product obsolescence, and other factors. The Company periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. The Company recorded US$46,863 of inventory write-downs for the six months ended January 31, 2025.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Intangible assets, net

Intangible assets, net with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset class are as follows:

Category	Estimated useful lives
Patent	8 years

The Company purchased patent from third parties. Intangible assets acquired are measured at cost at the time of its initial recognition. After initial recognition, the Company amortizes these costs on straight-line basis over their useful lives. Amortization expenses are included in general and administrative expenses.

The estimated useful lives of intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives may have changed. The estimated useful lives of intangible assets did not change during the six months ended January 31, 2025.

(i)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the six months ended January 31, 2025, the Company recorded nil impairment of long-lived assets.

(j)     Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — Quoted prices in active markets for identical assets and liabilities;

•        Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivables, long-term borrowings, accounts payables, and other payables, approximate the fair value of the respective assets and liabilities as of January 31, 2025 owing to their short-term or present value nature or present value of the assets and liabilities. For lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates. For the year ended January 31, 2025, there are no transfers between different levels of inputs used to measure fair value.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)    Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

When the Company acts as a lessee, leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease term includes rent holidays and options to extend or terminate the lease when the Company is reasonably certain that the Company will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l)     Revenue recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, reduced by consumption tax. To achieve the core principle of this standard, the Company applied the following five steps:

Step 1:    Identification of the contract, or contracts, with the customer;

Step 2:    Identification of the performance obligations in the contract;

Step 3:    Determination of the transaction price;

Step 4:    Allocation of the transaction price to the performance obligations in the contract;

Step 5:    Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company currently generates its revenue from the following main sources:

Revenue from Merchandise sales

Revenue from sales of hygiene products primarily consists of sales of hygiene masks and other hygiene products. The Company sales hygiene products to domestic corporate customers and engages in online sales to individual consumers. The Group usually enters into sales orders with customers, in which the Group identifies the only one performance obligation is to transfer the promised products stated in the sales order. In the normal course of business, the Group’s warranties are limited to product specifications and were accordingly treated as assurance-type warranty and not considered a performance obligation.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues represent the amount of consideration that the Company is entitled to, including products settlement price, net of discounts and returns, if any. The transaction price is variable as adjusted by return allowances, which the Company estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting periods.

The Company recognizes revenues at a point in time when the products are delivered and accepted by the customers, at which point the control of products are transferred to customers. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on historical data, changes in judgments on these assumptions and recorded the return allowances in accrued expenses and other current liabilities. The returns allowance was US$6,186 for the six month period ended January 31, 2025. Revenue is reported on a gross basis, as the Company acts as the principal in these transactions, for which it bears inventory risk, exercises discretion over pricing, and is responsible for fulfilling the obligation to deliver the specified goods to customers.

Revenue from royalty fee

The transaction price for royalty income is determined based on the agreed terms, which may include fixed amounts, variable amounts based on sales, production, or other measures, or a combination thereof. Royalties based on a time period (e.g., a license to use intellectual property over a specified term), revenue is recognized over time, as the customer simultaneously receives and consumes the benefits of the license. Revenue from royalty arrangements that are based on production, sales and other measures are recognised at the later of when the subsequent sale or usage occurs or when the performance obligation to which the royalty relates has been satisfied.

The following table disaggregates the Company’s total revenues by revenue streams:

For the six months ended January 31, 2025
By revenue types:
Merchandise sales	225,961
Royalty fee	31,055
Total	257,016

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the six months ended, January 31, 2025:

For the six months ended January 31, 2025
Timing of revenue recognition
At a point in time	225,961
Over time	31,055
Total	$257,016

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balances

Contract asset represent the Company’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. The Company had no contract assets recorded on its balance sheets as of January 31, 2025.

The contract liabilities are advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The Company’s advances from customers amounted to US$21,982 as of January 31, 2025, respectively. During the six months January 31, 2025, the Company recognized revenue of US$23,794 that was included in opening advances from customers balance.

(m)   Cost of revenues

Cost of revenues consists of costs directly related to revenue generating activities, which primarily includes product procurement cost, and write-downs for inventories.

(n)    Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) shipping and delivery expenses, (ii) payroll expenses of sales personnel, (iii) advertising and marketing expenses, and (iv) other marketing expenses related to sales personnel.

(o)    General and administrative expenses

General and administrative expenses primarily consist of (i) staff cost of general and administrative personnel, (ii) depreciation and amortization expenses, (iii) professional services expenses, and (iv) other miscellaneous administrative expenses.

(p)    Employee benefits

The Company recognizes a liability in exchange for employee benefits to be paid in the future and records an expense when the employee renders service and the Company receives the related economic benefits.

Short-term employee benefits

Salaries are usually accrued and paid on a monthly basis and are recognized as an expense.

Bonus payments are recognized when, and only when, the Company has a present legal or constructive obligation to make such payments as a result of past events and reliable estimate of the obligation can be made.

(q)    Income taxes

The Company accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes in its statements of operations and comprehensive loss for the year ended July 31, 2024 and for the six months ended January 31, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(r)     Ordinary shares and Capital surplus

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, are required to be credited to the share capital account (recorded as “ordinary shares”) for at least 50% of the proceeds and to the legal capital surplus account (recorded as “capital surplus”) for the remaining amounts.

(s)     Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income (loss) in a full set of financial statements. Comprehensive income (loss) is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

(t)     Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive. As of January 31, 2025, there were no dilutive shares.

(u)    Segment reporting

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, selling and marketing expenses, general and administrative expenses which are separately presented on the Company’s statements of operations and comprehensive income (loss). Other segment items within net income include financial expenses, net, other income or loss, net, and income tax expense. CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Company’s competitors at the same development stage.

The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are all located in Japan, no geographical segment information of long-lived assets is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

(v)     Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. For the six months ended January 31, 2025, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s financial position, results of operations, and cash flows.

The Company had contractual payment obligations under its operating lease agreements with the landlords.

(w)    Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently issued accounting pronouncements issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its financial statement.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its financial statements and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

3.      GOING CONCERN

For the six months ended January 31, 2025, the Company had negative operating cash flows of US$487,173 and incurred a net loss of US$739,767. As of January 31, 2025, the Company had accumulated deficit of US$7,131,884 and shareholders’ deficit of US$5,113,526. The Company requires substantial amounts of cash to cover operating expenses, as well as to fund capital expenditures, working capital changes, interest payments on borrowing, lease payments, and to support tax payments. The Company has financed its capital requirements from the issuance of new shares and borrowings from banks.

As of January 31, 2025, we had borrowings of US$5,870,318. These loans were mainly borrowed from Banks in Japan for working capital purposes, including Japan Finance Corporation and The Johnan Shinkin Bank. The loans have maturities from 2026 to 2032, with fixed interest rates of 0.36% – 1.80%. As of January 31, 2025, the bank borrowings from The Johnan Shinkin Bank of US$846,176 were guaranteed by our individual significant shareholder, Narumi Okazaki.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our products, the timing and extent of our product development efforts, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets.

As of August 1, 2025, we entered into a financial support agreement with a third party, under which it agreed to provide support for our daily operations of up to JPY 5 billion until July 31, 2027. Management concluded that the current assets and the available lines of credit will be sufficient to satisfy its obligations as they become due and will support the operations for one year from the issuance date of the financial statements. The Company will meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the financial statements.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

4.      ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

As of January 31, 2025
Accounts receivable	$56,003

The Company recognizes credit losses on accounts receivable that are not expected to be recoverable. For the six months ended January 31, 2025, the Company recognized nil credit losses.

For the accounts receivable as of January 31, 2025, all has been subsequently collected by September 18, 2025.

5.      INVENTORIES

Inventories consisted of the following:

As of January 31, 2025
Merchandise	$411,591
Other supplies	454
Inventories	$412,045

Merchandise mainly consists of hygiene masks and other hygiene products.

The Company reviews its inventories periodically to determine if any write-downs are necessary for potential obsolescence, expiration of shelf life, or if the carrying value exceeds net realizable value. The Company recorded inventory write-downs of US$46,863 for the six months ended January 31, 2025.

6.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

As of January 31, 2025
Prepaid professional service fee(1)	$47,221
Prepaid expenses(2)	49,712
Consumption tax receivable	15,555
Others	997
Prepaid expenses and other current assets	$113,485

____________

(1)      Prepaid professional service fee primarily represents prepaid fees for executive recruitment services.

(2)      Prepaid expenses primarily consist of advance payments for patent usage fees, mold production costs, and annual maintenance fees associated with systems, software, and websites utilized in daily operations.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

7.      INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

As of January 31, 2025
Patent and trademarks	$164,883
Less: accumulated amortization and impairment	(162,997)
Intangible assets, net	$1,886

Amortization expenses were US$84 for the six months ended January 31, 2025.

8.      OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

As of January 31, 2025
Rental deposits	$60,159
Other non-current assets	$60,159

9.      BORROWINGS

As of January 31, 2025, the Company had the below borrowings for working capital purposes:

Lender	Annual Interest Rate	Maturity	As of January 31, 2025
			Long-term borrowings, current portion	Long-term borrowings
Japan Finance Corporation	0.45%	30/11/2026	$—	$1,936,608
Japan Finance Corporation	0.50%	29/02/2032	—	1,291,072
Japan Finance Corporation	1.11%	30/11/2026	—	645,536
Japan Finance Corporation	1.06%	28/02/2029	—	645,536
Ohkawara Co., Ltd.	2.00%	31/08/2026	—	322,768
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	107,598	242,044
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	64,605	145,052
Japan Finance Corporation	0.36%	25/06/2028	53,450	129,172
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	43,070	96,701
The Johnan Shinkin Bank(1)	1.60%	20/07/2026	51,669	25,705
The Johnan Shinkin Bank(1)	1.67%	20/02/2026	64,606	5,126
Total			$384,998	$5,485,320

____________

(1)      As of January 31, 2025, the bank borrowings from The Johnan Shinkin Bank of US$846,176 were guaranteed by the individual significant shareholder of the Company, Narumi Okazaki.

Interest expenses was US$23,535 for the six months ended January 31, 2025. As of January 31, 2025, the weighted average interest rates was 0.79% per annum.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

As of January 31, 2025
Accrued payroll and welfare	$56,088
Warehouse and logistics expenses payable	40,758
Professional service fees payable	13,604
Other tax payable	13,516
Other accrued expenses	19,740
Accrued expenses and other liabilities	$143,706

11.    LEASES

The Company has entered into operating leases mainly for office with terms of 3 years for its daily operations.

The Company’s right-of-use assets and lease liabilities recognized in the balance sheets consisted of the following:

As of January 31, 2025
Right-of-use assets	$194,633
Accumulated amortization of right-of-use assets	(77,775)
Right-of-use assets, net	116,858

Lease liabilities, current	58,795
Lease liabilities, non-current	49,751
Total lease liabilities	$108,546

Lease expenses for lease payments are recognized on a straight-line basis over the lease terms. A summary of lease cost was as follows:

For the six months ended January 31, 2025
Operating leases expenses excluding short-term lease expenses	$33,297
Total operating lease expenses	$33,297

Remaining lease terms and discount rate were as follows:

For the six months ended January 31, 2025
Weighted-average remaining lease terms (in years)	1.80
Weighted-average discount rate	1.67%

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

11.    LEASES (cont.)

As of January 31, 2025, the schedule of future minimum payments of Company’s operating leases is as follows:

For the years ending January 31,	Amount
2025	$30,079
2026	60,159
2027	20,053
Total lease payments	110,291
Less: imputed interest	(1,745)
Total	$108,546

12.    TAXATION

Income taxes

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of 0% for the six months ended January 31, 2025.

For the six months ended January 31, 2025, the details of income tax expenses are set forth below:

For the six months ended January 31, 2025
Current	$—
Deferred	—
Total income tax expenses	$—

A reconciliation of the Japanese statutory income tax rate and the Company’s actual income tax provision for the six months ended January 31, 2025, were as follows:

For the six months ended January 31, 2025
Loss before income tax expense	$739,767
Income tax expense at the Japan statutory rate	34.59%
Income tax expense computed at statutory rate	255,880
Changes in valuation allowance	(255,880)
Total income tax expenses	$—
Effective income tax rate	0.00%

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

12.    TAXATION (cont.)

As of January 31, 2025, the significant components of the deferred tax assets are summarized below:

As of January 31, 2025
Deferred tax assets:
Net operating loss carryforward	$2,596,709
Write-down of Inventories	469,984
Long-lived assets impairment	173,400
Deferred tax assets, net	3,240,093
Less: allowance for deferred tax assets	(3,240,093)
Total deferred tax assets, net	$—

As of January 31, 2025, the movement of the valuation allowance of deferred tax assets are summarized below:

As of January 31, 2025
Valuation allowance
Balance at the beginning of the period	$3,081,629
Additions	255,880
Foreign currency translation adjustments	(97,416)
Balance at the end of the period	$3,240,093

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of January 31, 2025, the Company did not recognize deferred tax assets for the management conclude that the chances to utilize the deferred tax assets to offset future taxable income were not probable based on current growth trend. Accordingly, US$3,240,093 of valuation allowance for the deferred tax assets was recorded as of January 31, 2025.

Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempt from paying consumption tax. The Company can deduct all of its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

12.    TAXATION (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of January 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the six months ended January 31, 2025. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from January 31, 2025. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of January 31, 2025, all of the tax returns of the Company’s Japanese operating entity remain available for statutory examination by Japanese tax authorities.

13.    EQUITY

Ordinary Shares

As of January 31, 2025, the Company’s authorized Ordinary Shares was 1,000,000. As of January 31, 2025, the Company’s issued Ordinary Shares was 78,426.

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, are required to be credited to the share capital account (recorded as “ordinary shares”) for at least 50% of the proceeds and to the legal capital surplus account (recorded as “capital surplus”) for the remaining amounts. For the period ended January 31, 2025, the Company issued 320 shares to its shareholder in the consideration of US$531,596, 50% of the proceeds were credited to the legal capital surplus account.

The Companies Act permits that share capital, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid-in capital in case disposition of treasury shares and issuance of common stock are performed at the same time. For the period ended January 31, 2025, the Company transferred funds from its capital account to offset its accumulated deficit, with the approval of the General Meeting of Shareholders.

14.    RELATED PARTY TRANSACTIONS

Related Parties:

Name of related parties	Relationship with the Company
Narumi Okazaki	Significant shareholders of the Company
Keiko Okazaki	Significant shareholders of the Company

Narumi Okazaki provided guarantees to the bank borrowings from The Johnan Shinkin Bank of US$846,176 as of January 31, 2025. Except as otherwise disclosed, there were no other material related party transactions for the six months ended January 31, 2025.

15.    SIGNIFICANT RISKS AND UNCERTAINTIES

(a)    Concentration of credit risk

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash, accounts receivable and deposits within other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Company’s cash are held with financial institutions that management believes to be high credit quality. Based on the Company’s historical experiences in collection of other receivables, the Company consider the credit risk of these receivables to be relatively low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

15.    SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

(b)    Concentration of customers and suppliers

The following customers represent more than 10% of the Company’s total revenue for the six months ended January 31, 2025:

For the six months ended January 31, 2025
Percentage of the Company’s total revenue
Customer A	23%
Customer B	13%
Customer C	10%

The following customers represent more than 10% of the Company’s total accounts receivable as of January 31, 2025:

As of January 31, 2025
Percentage of the Company’s accounts receivable
Customer D	15%
Customer B	11%

The following suppliers represent more than 10% of the Company’s total purchases for the six months ended January 31, 2025:

For the six months ended January 31, 2025
Percentage of the Company’s purchase from
Supplier A	78%
Supplier B	13%

The following suppliers represent more than 10% of the Company’s accounts payable as of January 31, 2025:

As of January 31, 2025
Percentage of the Company’s accounts payable
Supplier C	100.00%

DRC MEDICINE LTD.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollar, except for share data)

16.    COMMITMENTS AND CONTINGENCIES

Commitments

As of January 31, 2025, the Company had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no pending or threatened claims and litigation as of January 31, 2025, and through the issuance date of these financial statements.

17.    SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to January 31, 2025, through September 18, 2025, the issuance date of the financial statements, and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ribbon Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Ribbon Acquisition Corp. (the “Company”) as of December 31, 2024, and the related statements of operations, shareholder’s equity, and cash flows for the period from July 17, 2024 (inception) to December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from July 17, 2024 (inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had no cash and a working capital deficit of $493,967 (excluding deferred offering costs) and the accumulated deficit of $10,305 as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024.

Singapore

March 31, 2025

RIBBON ACQUISITION CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2024

Asset
Non current asset
Deferred offering costs	$508,662
Total Asset	$508,662

Liabilities
Accrued expense	229,025
Promissory note – related party	264,942
Total current liabilities	493,967

Commitment and contingencies (Note 6)

Shareholder’s Equity
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 1,250,000 shares issued and outstanding(1)	125
Additional paid-in capital	24,875
Accumulated deficit	(10,305)
Total shareholder’s equity	14,695
Total liabilities and shareholder’s equity	$508,662

____________

(1)      On January 16, 2025 the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares. All shares and associated amounts have been retroactively restated to reflect the surrender.(See Note 5)

The accompanying notes are an integral part of the financial statements.

RIBBON ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 17, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Formation costs	$10,305
Net loss	(10,305)
Basic and diluted weighted average shares outstanding	1,250,000
Basic and diluted net loss per share	$(0.01)

The accompanying notes are an integral part of the financial statements.

RIBBON ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE PERIOD FROM JULY 17, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity
	Shares	Amount	Shares(1)	Amount
Balance as of July 17, 2024 (Inception)	—	—	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor	—	—	1,250,000	125	24,875	—	25,000
Net loss	—	—	—	—	—	(10,305)	(10,305)
Balance as of December 31, 2024	—	—	1,250,000	$125	$24,875	$(10,305)	$14,695

____________

(1)      On January 16, 2025 the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares. All shares and associated amounts have been retroactively restated to reflect the surrender.(See Note 5)

The accompanying notes are an integral part of the financial statements.

RIBBON ACQUISITION CORP.
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 17, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Cash flows from operating activities:
Net loss	$(10,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation costs paid by Sponsor under promissory notes- related party	10,305
Net cash provided by operating activities	$—
Net change in cash	—
Cash at the beginning of the period	—
Cash at the end of the period	$—

Supplemental disclosure of non-cash financing activities
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Deferred offering costs included in accrued offerings costs and expenses	$229,025
Deferred offering costs paid by Sponsor under the promissory note-related party	$279,637

The accompanying notes are an integral part of the financial statements.

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Ribbon Acquisition Corp. (the “Company”) is a newly incorporated blank check company incorporated as a Cayman Islands exempted company on July 17, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any potential Business Combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential Business Combination target.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from July 17, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the Initial Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s Sponsor is Ribbon Investment Company Ltd, a Cayman Islands exempted company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Initial Public Offering(“IPO”) of 5,000,000 units at $10.00 per unit (the “Units”), which is discussed in Note 3 (the “Initial Public Offering”) and a private placement to the initial shareholder (the “Private Placement,” see Note 4). Each Unit consists of one Class A ordinary share and one right to receive one-seventh of one share of ordinary share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).

The registration statement for the Company’s IPO was declared effective on January 14, 2025. On January 16, 2025 2024, the Company consummated its IPO of 5,000,000 units (“Units”). Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one right to receive one-seventh of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement of 220,000 units (the “Initial Private Placement Units”) to the Sponsor at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,200,000.

Transaction costs amounted to $1,512,780 consisting of $1,000,000 underwriting commissions which were paid in cash at the closing date of the IPO, and $512,780 of other offering costs. At the closing date of the IPO, cash of $710,916 was held outside of the Trust Account and is available for the payment of accrued offering costs and for working capital purposes.

The Company must complete one or more Business Combinations having a fair market value of at least 80% of the balance in the Trust Account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Initial Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Initial Public Offering will be held in a Trust Account (“Trust Account”) and will be invested only in U.S. government treasury bills, bonds or notes with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in United States government treasuries, so that the Company are not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay income or other tax obligations, the proceeds will not be released from the trust account until

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

the earlier of the completion of a business combination or the Company’s liquidation. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which the Company complete a business combination to the extent not used to pay converting shareholders. Any amounts not paid as consideration to the sellers of the target business may be used to finance the operations of the target business.

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per- share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares. The amount in the Trust Account is initially anticipated to be $10.0 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The Class A ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only 12 months from the closing of the Initial Public Offering (the “Combination Period”) to complete the initial Business Combination. If the Company has not completed the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable and less interest to pay dissolution expenses up to $100,000) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Company’s initial shareholders have agreed to waive their rights to share in any distribution from the trust account with respect to their initial shares upon our winding up, liquidation and subsequent dissolution.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination.

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure you that the Sponsor would be able to satisfy those obligations.

Going Concern Consideration

The Company had no cash and a working capital deficit of $493,967 (excluding deferred offering costs) and the accumulated deficit of $10,305 as of December 31, 2024. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date that the financial statements are issued. Management plans to address this uncertainty through a Initial Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. Prior to the close of the Initial Public Offering, the Sponsor agreed to loan the Company up to an aggregate amount of up to $300,000 as discussed in Note 5 to be used, in part, for transaction costs incurred in connection with the Initial Public Offering. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the Initial Public Offering or a Business Combination to continue as a going concern.

Risks and Uncertainties

As a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

Deferred offering costs consist principally of professional and registration fees. The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs directly attributable to the issuance of an equity contract to be classified in equity will be recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities will be expensed immediately. Should the Initial Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to equity. As of December 31, 2024, the Company has incurred $508,662 of deferred offering costs. Should the Initial Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Net Loss Per Ordinary Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 187,500 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). As of December 31, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Class A ordinary shares subject to possible redemption

The Company will account for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company will classify the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,000,000 Class A ordinary shares (or 5,750,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full) sold as part of the units in the Initial Public Offering will be issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On January 16, 2025, the Company consummated its IPO of 5,000,000 Units, at $10.00 per Unit, generating gross proceeds of $50,000,000. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the IPO price to cover over-allotments. As of the issuance of this annual report, the option was expired and no over-allotments was exercised.

Each unit has an offering price of $10.00 and consists of one ordinary share (“Public Share”) and one right (“Public Right”) to receive one-seventh (1/7) of an ordinary share upon the consummation of the initial business combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO on January 16, 2025, the Sponsor, together with such other members, if any of the Company’s executive management, directors, advisors or third-party investors as determined by the Sponsor in its sole direction, purchased an aggregate of 220,000 Placement Units at a price of $10.00 per Placement Unit raising $2,200,000 in the aggregate.

Each private units (“Private Units”) will be identical to the units sold in the IPO, except that it will not be redeemable, transferable, assignable or salable by the Sponsor until the completion of its initial Business Combination. There will be no underwriting fees or commissions due with respect to the Private Placement.

Note 5 — Related Party Transactions

Initial Shares

On July 31, 2024, the Sponsor acquired 1,437,500 Class B ordinary shares (“Initial Shares”) for an aggregate purchase price of $25,000, or approximately $0.017 per share. There were 1,437,500 Initial Shares issued and outstanding, among which, up to 187,500 Initial Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On January 16, 2025, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares (up to 187,500 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised). All shares and associated amounts have been retroactively restated to reflect the surrender.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their Initial Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Initial Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the last reported sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

at least 90 days after the initial Business Combination or (2) if the Company complete a transaction after the initial Business Combination which results in all of the shareholders having the right to exchange their shares for cash (as would be the case in a post-asset sale liquidation) or another issuer’s shares, then Insider Shares or the Private Units (or any shares of Common Stock thereunder) shall be permitted to participate.

Promissory Note — Related Party

The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. These loans are non-interest bearing, unsecured and due at the earlier of i) March 31, 2025 or ii) the closing of the Initial Public Offering. These loans will be repaid upon the closing of the Initial Public Offering. As of December 31, 2024, $264,942 was borrowed by the Company under the promissory note. Shortly after completion of the IPO, such amount was fully repaid.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $300,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, prior to or in connection with its initial Business Combination may be convertible into units of the post-business combination entity at a price of $10.00 per unit at the option of our sponsor.

As of the issuance date of these financial statements, the Company had no borrowings under the Working Capital Loans.

Administrative Support Services

Commencing on the effective date of the registration statement of the Initial Public Offering, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of initial shares issued and outstanding on the date of this prospectus, as well as the holders of the private units (and underlying securities) and any securities issued to initial shareholders, officers, directors or their affiliates in payment of working capital loans made to the Company, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of a majority of these securities are entitled to make up to two demands that the Company registers such securities. The holders of the majority of the initial shares can elect to exercise these registration rights at any time commencing three months prior to the end of the Lock-up period. The holders of a majority of the private units (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to an additional 750,000 Units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Initial Public Offering, or $1,000,000 (or up to $1,150,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 4% of the gross proceeds of the Initial Public Offering held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of its initial Business Combination, and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete its initial Business Combination within 12 months from the closing of the Initial Public Offering.

Note 7 — Shareholder’s Equity

Class A Ordinary Shares — The Company is authorized to issue a total of 450,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2024, there were no shares of Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. As of December 31, 2024, the Company issued 1,437,500 Class B ordinary shares to its Sponsor for $25,000, or approximately $0.017 per share. The Initial Shares include an aggregate of up to 187,500 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. As of the issuance of this annual report, the over-allotment option was expired and no over-allotment was exercised.

The Initial Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of initial shares will never occur on a less than one-for-one basis.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special

RIBBON ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholder’s Equity (cont.)

resolution under Cayman Islands law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Note 8 — Subsequent Events

On January 16, 2025, the Company consummated its IPO of 5,000,000 units (the “Public Units”). Each Public Unit consists of one Class A ordinary share of the Company, par value US$0.0001 per share (“Ordinary Share”) and one right to receive one-seventh (1/7) of one Ordinary Share upon the consummation of an initial business combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $50,000,000. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the IPO price to cover over-allotments. As of the issuance of this annual report, the option was expired, and no over-allotments was exercised.

Simultaneously with the closing of the IPO on January 16, 2025, the Company consummated the Private Placement with Ribbon Investment Company Ltd, its Sponsor, of 220,000 Private Units at a price of $10.00 per Private Unit, generating total gross proceeds of $2,200,000.

On January 16, 2025, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares (up to 187,500 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised).

A total of $50,000,000 of the net proceeds from the IPO and the Private Placement were deposited in a trust account established for the benefit of the Company’s public stockholders, with Odyssey Trust Company acting as trustee.

On March 13, 2025, the Company announced that holders of the Company’s units may elect to separately trade the ordinary shares and rights included in its units, with such trading having commenced on March 7, 2025.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based upon this review, except for the events mentioned, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

RIBBON ACQUISITION CORP.
CONDENSED BALANCE SHEET

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$292,628	$—
Deferred offering costs	—	508,662
Prepaid expense	59,000	—
Total Current Assets	351,628	508,662

Cash and marketable securities held in the trust	50,935,456	—
Total Assets	$51,287,084	$508,662

Liabilities
Current liabilities
Accrued expenses	$78,008	$229,025
Promissory note – related party	—	264,942
Total current liabilities	78,008	493,967

Deferred Underwriting Commission	2,000,000	—
Total liabilities	2,078,008	493,967

Class A ordinary shares, $0.0001 par value, 450,000,000 shares authorized,5,000,000 shares subject to possible redemption as of June 30, 2025	46,672,612	—

Commitment and contingencies (Note 6)

Shareholders’ Equity
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 220,000 issued and outstanding (excluding 5,000,000 shares subject to redemption) as of June 30, 2025 and nil issued and outstanding as of December 31, 2024	22	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 1,250,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024	125	125
Additional paid-in capital	2,039,469	24,875
Retained earnings/(accumulated deficit)	496,848	(10,305)
Total shareholders’ equity	2,536,464	14,695
Total liabilities and shareholders’ equity	$51,287,084	$508,662

____________

(1)      On January 16, 2025, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares. All shares and associated amounts have been retroactively restated to reflect the surrender. (See Note 5)

The accompanying notes are an integral part of the unaudited condensed financial statements.

RIBBON ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	For the Three Months Ended June 30, 2025	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Administrative fee	$242,894	$428,295
Total operating expenses	242,894	428,295

Loss from Operations	(242,894)	(428,295)

Income earned on marketable securities held in Trust Account	514,191	935,448
Net income	271,297	507,153
Basic and diluted weighted average ordinary shares outstanding, redeemable ordinary shares	5,000,000	4,558,011
Basic and diluted net income per ordinary share, redeemable ordinary shares	0.11	0.23

Basic and diluted weighted average ordinary shares outstanding, non-redeemable ordinary shares	1,470,000	1,470,000
Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	$(0.19)	$(0.38)

The accompanying notes are an integral part of the unaudited condensed financial statements.

RIBBON ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount	Shares(1)	Amount
Balance as of December 31, 2024	—	—	1,250,000	125	24,875	(10,305)	14,695
Sale of private placement units	220,000	22	—	—	2,199,978	—	2,200,000
Issuance of public rights, net of issuance costs	—	—	—	—	2,614,906	—	2,614,906
Net income	—	—	—	—	—	235,856	235,856
Accretion of ordinary shares subject to redemption value	—	—	—	—	(1,268,367)	—	(1,268,367)
Balance as of March 31, 2025	220,000	22	1,250,000	125	3,571,392	225,551	3,797,090
Net income	—	—	—	—	—	271,297	271,297
Accretion of ordinary shares subject to redemption value	—	—	—	—	(1,531,923)	—	(1,531,923)
Balance as of June 30, 2025	220,000	$22	$1,250,000	$125	$2,039,469	$496,848	$2,536,464

____________

(1)      On January 16, 2025, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares. All shares and associated amounts have been retroactively restated to reflect the surrender. (See Note 5)

The accompanying notes are an integral part of the unaudited condensed financial statements.

RIBBON ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2025
(Unaudited)
Net cash used in operating activities	(418,288)

Cash Flows from Investing Activities
Purchase of marketable securities held in Trust Account	(50,000,000)
Net cash used in investing activities	(50,000,000)

Cash Flows from Financing Activities
Repayment of promissory note to related party	(274,941)
Proceeds from sale of public units through public offerings, net of underwriters’ discount	49,000,000
Proceeds from ordinary shares issued in private placement	2,200,000
Payment of offering costs	(214,143)
Net cash provided by financing activities	50,710,916

Net change in cash	292,628
Cash at the beginning of the period	—
Cash at the end of the period	$292,628

Supplemental disclosure of cash flow information:
Deferred offering costs included in accrued offerings costs and expenses	$9,000
Deferred offering costs paid by Sponsor under the promissory note-related party	$10,000
Accretion of ordinary shares subject to redemption value	$2,800,290

The accompanying notes are an integral part of the unaudited condensed financial statements.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Ribbon Acquisition Corp. (the “Company”) is a newly incorporated blank check company incorporated as a Cayman Islands exempted company on July 17, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

As of June 30, 2025, the Company had not commenced any operations. All activity through June 30, 2025 relates to the Company’s formation and the Initial Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s Sponsor is Ribbon Investment Company Ltd, a Cayman Islands exempted company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through an Initial Public Offering (“IPO”) of 5,000,000 units at $10.00 per unit (the “Units”), which is discussed in Note 3 (the “Initial Public Offering”) and a private placement to the initial shareholder (the “Private Placement,” see Note 4). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).

The registration statement for the Company’s IPO was declared effective on January 14, 2025. On January 16, 2025, the Company consummated its IPO of 5,000,000 Units. Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one right to receive one-seventh of one Class A ordinary share upon the completion of the initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $50,000,000.

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement of 220,000 units (the “Initial Private Placement Units”) to the Sponsor at a price of $10.00 per Initial Private Placement Unit, generating total proceeds of $2,200,000.

Transaction costs amounted to $1,512,780 consisting of $1,000,000 underwriting commissions which were paid in cash at the closing date of the IPO, and $512,780 of other offering costs. At the closing date of the IPO, cash of $710,916 was held outside of the Trust Account and is available for the payment of accrued offering costs and for working capital purposes.

The Company must complete one or more Business Combinations having a fair market value of at least 80% of the balance in the Trust Account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Initial Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Initial Public Offering will be held in a Trust Account (“Trust Account”) and will be invested only in U.S. government treasury bills, bonds or notes with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in United States government treasuries, so that the Company are not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay income or other tax obligations, the proceeds will not be released from the trust account until the earlier of the completion of a business combination or the Company’s liquidation. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which the Company completes a business combination to the extent not used to pay converting shareholders. Any amounts not paid as consideration to the sellers of the target business may be used to finance the operations of the target business.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per- share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares. The amount in the Trust Account is initially anticipated to be $10.0 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The Class A ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only 12 months from the closing of the Initial Public Offering (the “Combination Period”) to complete the initial Business Combination. If the Company has not completed the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable and less interest to pay dissolution expenses up to $100,000) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Company’s initial shareholders have agreed to waive their rights to share in any distribution from the trust account with respect to their initial shares upon our winding up, liquidation and subsequent dissolution.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure you that the Sponsor would be able to satisfy those obligations.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), which should be read in conjunction with the financial statements and notes thereto included in the Company’s final prospectus for its IPO as filed with the SEC on January 16, 2025.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash. Cash were $292,628 and nil as of June 30, 2025 and December 31, 2024, respectively.

Cash Held in Trust Account

As of June 30, 2025 and December 31, 2024, the Company had $50,935,456 and nil, respectively, in cash held in the Trust Account.

Offering Costs Associated with the IPO

Offering costs consist principally of professional and registration fees. As of January 16, 2025, offering costs totaled $3,512,780. This amount consisted of $1,000,000 underwriting commissions which were paid in cash at the closing date of the IPO, $2,000,000 of deferred underwriting commissions (payable only upon completion of a Business Combination) and $512,780 of other offering costs. The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs were charged to shareholders’ equity upon the completion of the IPO. The Company allocates offering costs between public shares and public rights based on the estimated fair values of them at the date of issuance. Accordingly, $3,315,186 was allocated to public shares and was charged to temporary equity, and of $ $197,594 was allocated to public rights, and was charged to shareholders’ equity.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Income Per Ordinary Share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 187,500 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). As of June 30, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income per share is the same as basic income per share for the period presented.

The net income (loss) per share presented in the unaudited condensed statement of operations is based on the following:

	For the Three Months Ended June 30, 2025	For the Six Months Ended June 30, 2025
Net income	$271,297	$507,153
Less: Accretion of redeemable ordinary shares subject to redemption value	(1,531,923)	(2,800,290)
Net loss including accretion of redeemable ordinary shares to redemption value	(1,260,626)	(2,293,137)

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Three Months Ended June 30, 2025`		For the Six Months Ended June 30, 2025
	Redeemable Ordinary Share	Non- Redeemable Ordinary Share	Redeemable Ordinary Share	Non- Redeemable Ordinary Share
Numerators:
Allocation of net loss	$(974,209)	$(286,417)	$(1,733,929)	$(559,208)
Accretion of initial measurement of ordinary shares subject to redemption value	1,531,923	—	2,800,290	—
Allocation of net income (loss)	$557,714	$(286,417)	$1,066,361	$(559,208)
Denominators:
Weighted-average ordinary shares outstanding	5,000,000	1,470,000	4,558,011	1,470,000
Basic and diluted net income (loss) per share	$0.11	$(0.19)	$0.23	$(0.38)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the unaudited condensed financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the unaudited condensed financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Class A ordinary shares subject to possible redemption

All of the 5,000,000 Ordinary Shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classifies the Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. All of the 5,000,000 Ordinary Shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

Given that the 5,000,000 Class A ordinary shares sold as part of the units in the IPO will be issued with other freestanding instruments (i.e., rights), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital.

For the six months ended June 30, 2025, the Company recorded accretion of ordinary share subject to redemption value of $2,800,290.

As of June 30, 2025, the amount of ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$50,000,000
Less:
Proceeds allocated to public rights	(2,812,492)
Allocation of offering costs related to redeemable shares	(3,315,186)
Plus:
Accretion of carrying value to redemption value	2,800,290
Ordinary shares subject to possible redemption	$46,672,612

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07 — Segment Reporting — Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This update requires public entities to disclose its significant segment expense categories and amounts for each reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. As of June 30, 2025, the Company adopted ASU 2023-07 and reported its operations as a single reportable segment, noting no disaggregation of Company activities, management or allocation of resources by geographic region, business activity or organizational method, thus this new guidance does not affect the disclosures. See Note 8 for further information.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of these standards will have on it financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

Note 3 — Initial Public Offering

On January 16, 2025, the Company consummated its IPO of 5,000,000 Units, at $10.00 per Unit, generating gross proceeds of $50,000,000. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the IPO price to cover over-allotments. As of the issuance of this annual report, the option was expired and no over-allotments was exercised.

Each unit has an offering price of $10.00 and consists of one ordinary share (“Public Share”) and one right (“Public Right”) to receive one-seventh (1/7) of an ordinary share upon the consummation of the initial business combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO on January 16, 2025, the Sponsor, together with such other members, if any of the Company’s executive management, directors, advisors or third-party investors as determined by the Sponsor in its sole direction, purchased an aggregate of 220,000 Placement Units at a price of $10.00 per Placement Unit raising $2,200,000 in the aggregate.

Each private units were identical to the units sold in the IPO, except that it will not be redeemable, transferable, assignable or salable by the Sponsor until the completion of its initial Business Combination. There was no underwriting fees or commissions due with respect to the Private Placement.

Note 5 — Related Party Transactions

Initial Shares

On July 31, 2024, the Sponsor acquired 1,437,500 Class B ordinary shares (“Initial Shares”) for an aggregate purchase price of $25,000, or approximately $0.017 per share. There were 1,437,500 Initial Shares issued and outstanding, among which, up to 187,500 Initial Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On January 16, 2025, the Sponsor surrendered to the Company for cancellation 187,500 shares of Class B ordinary shares for no consideration, resulting in the Sponsor owning 1,250,000 shares of Class B ordinary shares (up to 187,500 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised). All shares and associated amounts have been retroactively restated to reflect the surrender.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their Initial Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Initial Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the last reported sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial Business Combination or (2) if the Company complete a transaction after the initial Business Combination which results in all of the shareholders having the right to exchange their shares for cash (as would be the case in a post-asset sale liquidation) or another issuer’s shares, then Insider Shares or the Private Units (or any shares of Common Stock thereunder) shall be permitted to participate.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Promissory Note — Related Party

The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. These loans are non-interest bearing, unsecured and due at the earlier of i) June 30, 2025 or ii) the closing of the Initial Public Offering. These loans were repaid upon the closing of the Initial Public Offering. As of June 30, 2025 and December 31, 2024, nil and $264,942 was borrowed by the Company under the promissory note, respectively. As of June 30, 2025, the promissory note was paid off and no amounts were owed under the note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $300,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, prior to or in connection with its initial Business Combination may be convertible into units of the post-business combination entity at a price of $10.00 per unit at the option of our sponsor.

As of the issuance date of the unaudited condensed financial statements, the Company had no borrowings under the Working Capital Loans.

Administrative Support Services

Commencing on the effective date of the registration statement of the Initial Public Offering, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees. For the period ended June 30, 2025, administrative support services expense of $60,000 was recognized.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of initial shares issued and outstanding on the date of the prospectus, as well as the holders of the private units (and underlying securities) and any securities issued to initial shareholders, officers, directors or their affiliates in payment of working capital loans made to the Company, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the offering. The holders of a majority of these securities are entitled to make up to two demands that the Company registers such securities. The holders of the majority of the initial shares can elect to exercise these registration rights at any time commencing three months prior to the end of the Lock-up period. The holders of a majority of the private units (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the IPO to purchase up to an additional 750,000 Units to cover over-allotments, if any. As of issuance of this report, the option was expired, and no over-allotments was exercised.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

The underwriters were entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Initial Public Offering, or $1,000,000 (or up to $1,150,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 4% of the gross proceeds of the Initial Public Offering held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of its initial Business Combination, and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete its initial Business Combination within 12 months from the closing of the Initial Public Offering.

Note 7 — Shareholders’ Equity

Class A Ordinary Shares — The Company is authorized to issue a total of 450,000,000 Class A ordinary shares at par value of $0.0001 each. As of June 30, 2025 and December 31, 2024, 220,000 and nil of Class A ordinary shares issued or outstanding, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. As of June 30, 2025 and December 31, 2024, the Company issued 1,437,500 Class B ordinary shares to its Sponsor for $25,000, or approximately $0.017 per share. The Initial Shares include an aggregate of up to 187,500 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. As of the issuance of this report, the over-allotment option was expired and no over-allotment was exercised.

The Initial Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of initial shares will never occur on a less than one-for-one basis.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

RIBBON ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (cont.)

Rights

As of June 30, 2025, there were 5,000,000 public rights and 220,000 private rights include in the Placement Units outstanding. Except in cases where the Company is not the surviving company in a business combination, each holder of a right will receive one-seventh (1/7) of an ordinary share (the “Rights”) upon consummation of the initial business combination. In the event the Company will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-seventh (1/7) of a share of the Company underlying each right upon consummation of the business combination unless otherwise waived in the course of the business combination. No fractional shares will be issued upon exchange of rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a business combination. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Law. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

Note 8 — Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for companies to report, in their financial statements, information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reporting segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets.

The key measures of segment profit or loss reviewed by the CODM are administrative fee. Administrative fee is reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews Administrative fee to manage, maintain and enforce all contractual agreements to ensure expenses are aligned with all agreements and budget. Formation costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net loss are reported on the statement of operations and described within their respective disclosures.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were available to be issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

Annex A

BUSINESS COMBINATION AGREEMENT

dated

June 30, 2025

by and among

DRC Medicine Inc.,

DRC Medicine Ltd.,

Ribbon Acquisition Corp.,

and

DRC Merger Inc.

Annex A Page No.
ARTICLE I DEFINITIONS		A-2
1.1	Certain Definitions	A-2
1.2	Construction	A-10
ARTICLE II THE DOMESTICATION AND THE MERGER		A-11
2.1	The Domestication	A-11
2.2	The Merger	A-12
2.3	Closing	A-13
2.4	Directors and Officers of Pubco and the Surviving Corporation	A-14
ARTICLE III CONSIDERATION TO COMPANY SECURITYHOLDERS		A-14
3.1	Exchange of Company Securities	A-14
3.2	Appointment of Exchange Agent	A-15
3.3	Exchange Procedures	A-15
3.4	No Fractional Shares	A-15
3.5	Withholding	A-15
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-15
4.1	Corporate Existence and Power	A-16
4.2	Authorization	A-16
4.3	Governmental Authorization	A-16
4.4	Non-Contravention	A-16
4.5	Capitalization	A-17
4.6	Corporate Records	A-17
4.7	Consents	A-17
4.8	Financial Statements	A-17
4.9	Books and Records	A-18
4.10	Internal Accounting Controls	A-18
4.11	Absence of Certain Changes	A-19
4.12	Properties; Title to the Company’s Assets	A-19
4.13	Litigation	A-19
4.14	Material Contracts	A-19
4.15	Licenses and Permits	A-21
4.16	Compliance with Laws	A-21
4.17	Intellectual Property	A-22
4.18	Healthcare Laws	A-23
4.19	Accounts Payable; Affiliate Loans	A-23
4.20	Employees; Employment Matters	A-23
4.21	Withholding	A-24
4.22	Employee Benefits	A-24
4.23	Real Property	A-24
4.24	Tax Matters.	A-25
4.25	Environmental Laws	A-26
4.26	Finders’ Fees	A-26
4.27	Powers of Attorney and Suretyships	A-26
4.28	Directors and Officers	A-26
4.29	Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions	A-26
4.30	Insurance	A-27

Annex A-i

Annex A Page No.
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-28
5.1	Corporate Existence and Power	A-28
5.2	Authorization	A-28
5.3	Governmental Authorization	A-28
5.4	Non-Contravention	A-28
5.5	Finders’ Fees	A-29
5.6	Capitalization	A-29
5.7	Information Supplied	A-29
5.8	Trust Account	A-29
5.9	Parent SEC Documents and Financial Statements	A-30
5.10	Certain Business Practices	A-31
5.11	Anti-Money Laundering Laws	A-31
5.12	Affiliate Transactions	A-31
5.13	Litigation	A-31
5.14	Expenses, Indebtedness and Other Liabilities	A-31
5.15	Tax Matters	A-31
5.16	Parent Benefit Arrangements	A-33
5.17	Business Activities; Contracts and Liabilities	A-33
5.18	No Undisclosed Liabilities	A-33
ARTICLE VI COVENANTS OF THE PARTIES		A-33
6.1	Conduct of Business	A-33
6.2	Access to Information	A-36
6.3	Notices of Certain Events	A-36
6.4	Cooperation with Registration Statement, Proxy Statement/Prospectus; Other Filings	A-37
6.5	Company Financial Statements and Financial Information; Company Business Plan	A-39
6.6	Reasonable Best Efforts; Further Assurances; Governmental Consents	A-40
6.7	Confidentiality	A-40
6.8	Directors’ and Officers’ Indemnification and Liability Insurance	A-42
6.9	Sponsor Indemnification	A-43
6.10	Certain Tax Matters	A-43
6.11	Litigation	A-44
6.12	Pubco Equity Incentive Plan	A-44
ARTICLE VII COVENANTS OF THE COMPANY		A-45
7.1	Commercially Reasonable Efforts to Obtain Consents	A-45
7.2	Support Agreement	A-45
7.3	No Parent Securities Transactions	A-45
7.4	Obligations of Merger Sub	A-45
7.5	Employment Agreements	A-45
ARTICLE VIII COVENANTS OF PARENT		A-45
8.1	Trust Account	A-45
8.2	Adoption of Registration Statement	A-45
8.3	Section 16 Matters	A-45
8.4	Parent Shareholder Approval	A-45

Annex A-ii

Annex A Page No.
ARTICLE IX CONDITIONS TO CLOSING		A-46
9.1	Condition to the Obligations of the Parties	A-46
9.2	Conditions to Obligations of the Parent	A-46
9.3	Conditions to Obligations of the Company	A-47
9.4	Frustration of Conditions	A-48
9.5	Waiver of Conditions	A-48
ARTICLE X TERMINATION		A-48
10.1	Termination Without Default	A-48
10.2	Termination Upon Default	A-48
10.3	Effect of Termination	A-49
ARTICLE XI MISCELLANEOUS		A-49
11.1	Notices	A-49
11.2	Amendments; No Waivers; Remedies	A-50
11.3	Arm’s Length Bargaining; No Presumption Against Drafter	A-50
11.4	Publicity	A-50
11.5	Expenses	A-50
11.6	No Assignment or Delegation	A-51
11.7	Governing Law	A-51
11.8	Waiver of Jury Trial	A-51
11.9	Submission to Jurisdiction	A-51
11.10	Counterparts; Facsimile Signatures	A-51
11.11	Entire Agreement	A-51
11.12	Severability	A-52
11.13	Further Assurances	A-52
11.14	Third Party Beneficiaries	A-52
11.15	Waiver	A-52
11.16	Non-Recourse	A-52
11.17	Non-Survival of Representations and Warranties	A-52
11.18	No Other Representations; No Reliance	A-53
11.19	Conflicts and Privilege	A-54

EXHIBITS

Exhibit A	Form of Pubco COI
Exhibit B	Form of Pubco Bylaws
Exhibit C	Shareholder Support Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Amended and Restated Registration Rights Agreement

SCHEDULES

Company Schedules

Parent Schedules

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of June 30, 2025 (this “Agreement”), is entered into by and among DRC Medicine Inc., a Delaware corporation (the “Pubco”), DRC Medicine Ltd., a Japanese corporation (the “Company”), Ribbon Acquisition Corp., a Cayman Islands exempted company (which shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation on the day that is one Business Day prior to the Closing Date (as defined below)) (the “Parent”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of the Pubco (the “Merger Sub” , and together with Pubco and the Company, the “Company Parties”). Pubco, Company, Parent, and Merger Sub may also be referred to individually as a “party” and collectively as the “parties.”

W I T N E S E T H:

A. The Company is in the business of the design and manufacture of AI-powered allergy and infection diagnostic kits and protective face masks;

B. Merger Sub is a wholly-owned subsidiary of Pubco formed for the sole purpose of effecting the Merger;

C. Parent is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

D. On or prior to the day that is one Business Day prior to the Closing Date (which shall also be the calendar day immediately prior to the Closing Date) and subject to the conditions of this Agreement, Pubco and the Company will engage in a share exchange, whereby the Company’s shareholders will exchange their shares in the Company for newly issues shares of Pubco;

E. On the day that is one Business Day prior to the Closing Date (which shall also be the calendar day immediately prior to the Closing Date) and subject to the conditions of this Agreement, Parent shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Parent Articles, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”);

F. Concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit A hereto (the “Parent COI”) and adopt bylaws substantially in the form attached as Exhibit B (the “Parent Bylaws”) in each case, with such changes as may be agreed in writing by Parent and the Company;

G. At the Merger Effective Time, which shall occur on the Closing Date, Parent will merge with and into the Merger Sub (the “Merger”), as a result of which Merger Sub will be the surviving company and a wholly-owned subsidiary of Pubco;

H. Each of the parties intends that, for U.S. federal income tax purposes, (i) the Domestication qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), (ii) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent, Merger Sub, and the Company are parties under Section 368(b) of the Code (the “Merger Intended Tax Treatment,” referred to herein as the “Intended Tax Treatment”), and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a);]

I. Pubco intends to use commercially reasonable efforts to enter into employment agreements with the executive employees listed in Company Schedule 1.1(a), and such executives prior to Closing (collectively, the “Employment Agreements”), which Employment Agreements would become effective as of the Closing;

J. In connection with the Transactions, concurrently with the Closing, the Company Shareholders and the Sponsor will enter into and deliver a support agreement substantially in the form attached hereto as Exhibit C and a lock-up agreement substantially in the form attached hereto as Exhibit D (the “Lock-Up Agreements”), as applicable;

Annex A-1

K. In connection with the Transactions, concurrently with the Closing, Parent, Sponsor, and certain other shareholders of Pubco to be mutually agreed by the Company and Parent will enter into an amended registration rights agreement substantially in the form attached hereto as Exhibit E (the “A&R Registration Rights Agreement”);

M. The Board of Directors of the Company has unanimously approved and declared advisable this Agreement, the Additional Agreements to which the Company is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein;

N. The Board of Directors of Parent (including the transaction committee and any other required committee or subgroup of such board) has (i) approved and declared advisable this Agreement, the Additional Agreements to which Parent is or will be party, the Domestication, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions, including the Domestication and the Merger, are fair to, and in the best interests of, Parent and the Parent Shareholders, and (iii) resolved to recommend that the Parent Shareholders approve the Merger, the Domestication and such other transactions, amendment and restatement of Parent’s existing articles of association in connection with the Domestication and adopt this Agreement and the Additional Agreements to which Parent is or will be a party;

O. The Board of Directors of Merger Sub has unanimously approved and declared advisable this Agreement, the Additional Agreements to which Merger Sub is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein; and

P. Pubco as the sole stockholder of Merger Sub, has (i) approved and declared advisable this Agreement, the Additional Agreements to which Merger Sub is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Merger Sub.

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement:

“Action” means any action, litigation, suit, claim, hearing, proceeding or investigation, including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

“Additional Agreements” means the Registration Rights Agreement, the Subscription Agreements, the Non-Competition Agreements, the Lock-Up Agreement and each other agreement, instrument and certificate required by, or contemplated in connection with, this Agreement to be executed by any of the parties hereto as contemplated by this Agreement, in each case only as is applicable to the relevant party or parties hereto who is or are a party to such Additional Agreement, as indicated by the context in which such term is used.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person, whether through one or more intermediaries or otherwise. “Affiliate” shall also include, with respect to any individual natural Person, (a) such Peron’s spouse, spousal equivalent, Parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law or (b) a trust for the benefit of such Person and/or the individuals described in the foregoing clause (a) or of which such Person is a trustee.

“Aggregate Fully Diluted Company Shares” means the aggregate number of Company Common Shares that are issued and outstanding prior to the Merger Effective Time.

“Aggregate Merger Consideration” means the number of shares of Pubco Common Stock equal to the quotient obtained by dividing (a) the Equity Value by (b) the Redemption Price.

“Aggregate Parent Closing Cash” means an amount equal to the aggregate cash proceeds available for release to Parent from the Trust Account in connection with the Transactions (net of the Parent Redemption Amount but for the avoidance of doubt, prior to the payment of any Transaction Expenses);

Annex A-2

“Agreement” has the meaning set forth in the preamble.

“Authority” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any governmental, regulatory, quasi-judicial or administrative body, agency or authority, any court or judicial authority, any arbitrator (public or private), any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local, or any other body or administrative, regulatory or quasi-judicial authority, agency, department, board, bureau, division, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, liabilities, obligations, business or its transactions are otherwise reflected.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Delaware, Japan, or the Cayman Islands are authorized to close for business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended and as in effect as of the date hereof.

“Company Common Shares” means the common shares of the Company, no par value.

“Company Financial Statements” means the Company 2023 Unaudited Financial Statements, Company 2024 Balance Sheet, Company 2024 Statement of Operations, Company PCAOB Audited Financial Statements, and Company Unaudited Interim Financial Statements.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.5(a) (Non-Contravention), the last sentence of Section 4.5 (Non-Contravention), 4.6 (Capitalization), 4.8 (Subsidiaries), and 4.28 (Finders’ Fees).

“Company Intervening Event” means any Event that, individually or in the aggregate, (a) was not known or reasonably foreseeable to Parent’s Board of Directors as of the date hereof (or if known or reasonably foreseeable, the consequences or magnitude of which were not known or were not known or reasonably foreseeable as of the date hereof) and that becomes known to Parent’s Board of Directors after the date hereof and prior to the receipt of approval of the Parent Shareholder Approval and (b) that does not relate to an Alternative Transaction of Parent. Notwithstanding the foregoing, the amount of redemptions from the Trust Account pursuant to the Redemption shall not be deemed to be a Company Intervening Event.

“Company Schedules” means the disclosure schedules of the Company delivered to Parent by the Company concurrently with entering into this Agreement, and the term “Company Schedule” shall refer to the specified section of the Company Schedules, unless otherwise specified.

“Company Shareholders” means, as at any particular reference time, the holders of Company Common Shares.

“Company Transaction Expenses” means all fees, costs, expenses, obligations and liabilities of the Company incurred in connection with, or otherwise related to, the Transactions, the negotiation, execution and preparation of this Agreement and the Additional Agreements and the performance and compliance with this Agreement and the Additional Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, any and all filing fees payable by or on behalf of the Company to Authorities in connection with the Transactions, any and all change of control bonus payments, retention or similar payments payable by or on behalf of the Company as a result of the consummation of the Transactions and the employer portion of payroll Taxes payable as a result of the foregoing amounts, and all severance payments, retirement payments or similar payments or success fees payable by or on behalf of the Company in connection with the consummation of the Transactions and the employer portion of payroll Taxes payable as a result of the foregoing amounts.

Annex A-3

“Consideration Ratio” means the quotient obtained by dividing (a) the Aggregate Merger Consideration by (b) the Aggregate Fully Diluted Company Shares.

“Contracts” means all contracts, subcontracts, agreements, leases (including Real Property Leases, equipment leases, car leases and capital leases), subleases, licenses, sublicenses, Permits, powers of attorney, commitments, bonds, notes, indentures, deeds of trust, mortgages, debt instruments, client contracts, statements of work (SOWs), sales and purchase orders and other instruments or obligations of any kind, in each case whether oral or written (including any amendments and other modifications thereto), to which the Company is a party or by which it or any of its assets are bound.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person.

“Data Protection Laws” means all Laws worldwide relating to the processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including to the extent applicable, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, HIPAA, the regulations set forth in 42 C.F.R. Part 495 and 45 C.F.R. Parts 160, 164 and 170, the HITECH Act, Section 5 of the Federal Trade Commission Act, the FTC Red Flag Rules, the CAN SPAM Act and associated regulations set forth in 16 C.F.R. Part 316, state data breach notification laws, other applicable state data privacy laws including the California Consumer Privacy Act, as amended, state data security laws, state consumer protection Laws, and any law concerning requirements for website and mobile application privacy policies and practices, or any outbound commercial communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

“Environmental Laws” means all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity.

“Equity Interest” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, rights of first refusal or first offer, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such Person or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

“Equity Value” means $350,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fraud Claim” means any claim based solely upon fraud, willful misconduct or intentional misrepresentation as determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted; provided that it being understood that a breach of warranty or a covenant shall not, by itself, be deemed to be fraud.

Annex A-4

“Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practice), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement, (j) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (k) any agreement to incur any of the same. For informational purposes, with respect to the Company, Indebtedness shall include any grants or loans that are not carried as tangible liabilities on the Company Financial Statements on a stand-alone basis (whether or not such liabilities are included in the footnotes to the Company Financial Statements).

“Independent Director” means, with respect to any corporation or company, a member of the Board of Directors of such corporation or company that qualified as an independent director under the Securities Act and Nasdaq rules.

“Intellectual Property Rights” means all intellectual property, including any and all rights, title, and interest, in any jurisdiction throughout the world, in or to the following (a) all technology (including patented, patentable and unpatented inventions and unpatentable proprietary or confidential information, systems or procedures), designs, licenses, and processes; (b) trademarks, service marks, logos, corporate and trade names, trade dress, brand names, slogans, registrations thereof or applications for registration therefor, and all other indicia of source or origin, together with all goodwill symbolized by or associated with any of the foregoing; (c) patents, patent applications, invention disclosures, including all continuations, continuations-in-part, divisionals, reissues, re-examinations, interferences, substitutions, provisionals, and extensions thereof; (d) trade secrets, know-how, inventions, procedures, customer lists, supplier lists, business plans, formulae, discoveries, methods, techniques, ideas, designs, models, concepts, creations, confidential business information and other proprietary information; (e) copyrights, copyrightable materials, copyright registrations, applications for copyright registration, marks works and design rights, Software programs, data bases, U.R.L., and any other works of authorship, computer programs, technical data and information and other intellectual property, and all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto, and all moral rights or similar attribution rights; (f) internet domain names and IP addresses; (g) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; and (h) all rights with respect to the foregoing, including all causes of action, judgements, settlements, claims and demands related thereto, and rights to prosecute and recover damages for any past, present or future infringements, dilutions, misappropriation and other violations thereof.

“IPO” means the initial public offering of Parent pursuant to a final prospectus dated January 15, 2025.

Annex A-5

“Key Employees” means the Chief Executive Officer of the Company, Angshuman (Bubai) Ghosh and the Chief Financial Officer of the Company, Zhiyang (Anna ) Zhou.

“Knowledge of Parent” or “to Parent’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Angshuman (Bubai) Ghosh.

“Knowledge of the Company” or “to the Company’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (without investigation) of Narumi Okazaki.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, deed of trust, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, any option, right of first offer or right of first refusal in respect of such property or asset, or any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Lock-Up Stockholders” means the Sponsor and the Company Shareholders.

“Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence or state of facts (each, an “Event”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business (including the Business), assets, liabilities, results of operations or condition (financial or otherwise), of the Company or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Transactions; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in general economic or political conditions; (b) changes in conditions generally affecting the industries in which the Company operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable); (e) the taking of any action expressly required by this Agreement; (f) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date hereof; (g) the announcement of this Agreement or the consummation of the Transactions (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty contained in Section 4.3, 4.5 or 4.9 or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Material Adverse Effect for purposes of Section 9.2(b)); (h) any natural disaster, epidemic, pandemic, or change in climate or act of God; or (i) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the underlying facts giving rise to such failure may constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect if such facts are not otherwise excluded under this definition).

“Nasdaq” means The Nasdaq Global Market.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any reciprocal license approved by the Open Source Initiative, in each case whether or not source code is available or included in such license.

“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.

Annex A-6

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or Blue Sky Laws, other than the Registration Statement and the other Offer Documents.

“Owned Software” means any and all proprietary Software owned (or purported to be owned), in whole or in part, by the Company.

“Parent Articles” means the Amended and Restated Memorandum and Articles of Association of Parent, as amended and as in effect as of the date hereof.

“Parent Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares, $0.0001 par value, of Parent.

“Parent Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares, $0.0001 par value, of Parent.

“Parent Class B Conversion” has the meaning set forth in Section 2.2(b)(4).

“Parent Dissenting Shares” has the meaning set forth in Section 2.2(d).

“Parent Dissenting Shareholders” has the meaning set forth in Section 2.2(d).

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Non-Contravention), 5.6 (Finders’ Fees) and 5.7 (Capitalization).

“Parent Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise), of Parent or Merger Sub or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect”: (a) any change in general economic or political conditions; (b) changes in conditions generally affecting the industries in which Parent or Merger Sub operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable); (e) the taking of any action expressly required by this Agreement; (f) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date hereof; (g) the announcement of this Agreement or the consummation of the Transactions (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty contained in Sections 5.3 or 5.5 or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Parent Material Adverse Effect for purposes of Section 9.3(b)); (h) any natural disaster, epidemic, pandemic, or change in climate or act of God.

“Parent Ordinary Shares” means Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Right” means the issued and outstanding rights of Parent, each such right convertible into one share of Parent Common Stock at the closing of a business combination.

“Parent Securities” means the Parent Common Stock, Parent Rights, and Parent Units, collectively.

“Parent Unit” means each outstanding unit consisting of one Class A Ordinary Share and one Right entitling the holder to one-seventh (1/7) of one Class A Ordinary Share.

“Parent Schedules” means the disclosure schedules of Parent delivered to the Company by Parent concurrently with entering into this Agreement, and the term “Parent Schedule” shall refer to the specified section of the Parent Schedules, unless otherwise specified.

“Parent Shareholders” means the shareholders of Parent prior to the Closing.

Annex A-7

“Parent Transaction Expenses” means all fees, costs, expenses, obligations and liabilities, in each case of the Parent (including any such fees, costs, expenses, obligations or liabilities incurred by Sponsor or its Affiliates or Parent’s directors or officers, in each case on behalf of the Parent and that the Parent is liable for), incurred in connection with, or otherwise related to, the Transactions, the investigation or pursuit of prospective business combinations other than the Transactions, the negotiation, execution and preparation of this Agreement and the Additional Agreements and the performance and compliance with this Agreement and the Additional Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, any and all deferred underwriting fees, and any and all filing fees payable by Parent to Authorities in connection with the Transactions. For the avoidance of doubt, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Permit” means each license, franchise, permit, order, approval, consent, waiver, concession, exemption or other similar authorization required to be obtained and maintained by the Company under applicable Law to carry out the Business.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances with respect to Real Property in the public record; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice for amounts (i) that are not delinquent, (ii) that are not material to the Business, or the operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Financial Statements or Parent Financial Statements, as the case may be, in accordance with U.S. GAAP; and (d) the Liens set forth on Company Schedule 1.1(b).

“Person” means any natural person, sole proprietorship, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, joint venture, trust, unincorporated association, or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof or any other Authority.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law or Healthcare Laws (including protected health information, as defined in 45 C.F.R. §160.103).

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, and each other stock purchase, stock option, restricted stock, equity-based, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change of control, or similar payment), change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other employee benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by the Company, or under which the Company has any current or potential liability.

“Pubco Common Stock” means the common stock of Pubco, par value $0.0001 per share.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

Annex A-8

“Redemption” means the redemption of such number of Parent Class A Ordinary Shares, at the Redemption Price, in connection with the Transactions, which an eligible holder of Parent Class A Ordinary Shares has elected to redeem, and has not withdrawn such election, all as determined in accordance with the Parent Articles and the Trust Agreement.

“Redemption Price” means an amount equal to the price at which each Parent Class A Ordinary Share may be redeemed pursuant to the Redemption, as determined in accordance with the Parent Articles and the Trust Agreement.

“Registration Statement” means Parent’s registration statement on Form S-4 filed in connection with the Transactions, including the combined Proxy Statement/Prospectus included therein, whether in preliminary or definitive form, and any amendments or supplements thereto.

“Regulatory Authority” means, as applicable, the U.S. Food and Drug Administration, the European Medicines Agency, Health Canada or other comparable Authority with responsibility for granting a marketing authorization with respect to a Company product candidate.

“Representatives” means, with respect to any Person, such Person’s Affiliates and the respective officers, directors, managers, consultant, employees, independent contractors, advisors (including financial advisors, counsel and accountants), representatives, agents and other legal representatives of such Person or its Affiliates.

“Required Company Consents” means the Company Consents set forth on Company Schedule 1.1(c).

“Required Parent Proposals” means the Merger Proposal, the Domestication Proposal, the Charter Amendment Proposal, and the Stock Issuance Proposal.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all (a) software, firmware, middleware, computer programs, operating systems, applications, and other code, including APIs, tools, compilers, files, scripts, architecture, algorithms, heuristics, data, data compilations, data files, databases, protocols, specifications, user interfaces, menus, buttons, icons, and other items, as well as foreign language versions, fixes, upgrades, updates, enhancements, and past and future versions and releases, in each case, including all source code, object code, or human readable code, (b) deep learning, machine learning, and other artificial intelligence technologies, and (c) manuals, notes, comments, or documentation for or related to any of the foregoing.

“Sponsor” means Ribbon Investment Company Ltd, a Cayman Islands exempted company.

“Subsidiary” means, with respect to any Person, any other Person of which at least fifty percent (50%) of the capital stock or other equity or voting securities of such other Person are Controlled or owned, directly or indirectly, by such Person.

“Surviving Corporation Bylaws” means the bylaws of the Surviving Corporation, in form and substance reasonably acceptable to Parent and the Company.

“Surviving Corporation Charter” means the certificate of incorporation of the Surviving Corporation, in form and substance reasonably acceptable to Parent and the Company.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company and other tangible property, including the items listed on Company Schedule 4.14(a).

“Tax(es)” means any U.S. federal, state or local or non-U.S. tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including any income (net or gross), gross receipts, net worth, severance, stamp, premium, environmental, capital stock, value

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added, inventory, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, Real Property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, escheat, unclaimed property, estimated and other Taxes, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any commercial agreement entered into in the ordinary course of business and the principal purpose of which is not Taxes).

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Transaction Expenses” means the Company Transaction Expenses and Parent Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement (including the transactions contemplated by any Additional Agreement) to occur at or immediately prior to or at the Closing, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, excise, recording, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final or temporary form), as the same may be amended from time to time.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto. The words “on the date hereof” and any words of similar import refer to the date of this Agreement.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Any reference in this Agreement to “Pubco” shall also mean the Company to the extent the matter relates to the pre-Domestication period and any reference to “Company” shall also mean “Pubco” to the extent the matter relates to the post-Domestication period (including, for the purposes of this Section 1.2(d), the Domestication Effective Time).

(e) Any reference in this Agreement to “Surviving Corporation” shall also mean the Company to the extent the matter relates to the pre-Closing period and any reference to “ ” shall also mean “Surviving Corporation” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.2(e), the Merger Effective Time).

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(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any amendments thereto, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time. References to “$” or “dollar” or “US$” shall be references to United States dollars. The word “day” means calendar day unless Business Day is expressly specified.

(g) The Company Schedules and the Parent Schedules have been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of this Agreement. Any information set forth in any section or subsection of the Company Schedules or Parent Schedules, as applicable, shall be deemed to be disclosed for purposes of other Sections and subsections of this Agreement, shall be deemed to be incorporated by reference in each of the other sections and subsections of the Company Schedules or Parent Schedules, as applicable, as though fully set forth in such other sections and subsections (whether or not specific cross-references are made) only to the extent the relevance of such information is reasonably apparent from the face of such disclosure. No reference to or disclosure of any item or other matter in the Company Schedules or Parent Schedules, as applicable, shall be construed as an admission or indication that such item or other matter is material, that such item is outside the ordinary course of business or not consistent with past practice, or that such item or other matter is required to be referred to or disclosed in the Company Schedules or Parent Schedules, as applicable. The information set forth in the Company Schedules or Parent Schedules, as applicable, is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The information set forth in the Company Schedules or Parent Schedules, as applicable, that are not required by this Agreement to be so reflected are set forth solely for informational purposes.

(h) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(i) The phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been posted in the “data room” (virtual) hosted by and established by the Company or its Representatives and to which, and to the extent to which, Parent and its Representatives have had access prior to 10:00 a.m. Eastern Time on the day prior to the date of this Agreement.

ARTICLE II
THE DOMESTICATION AND THE MERGER

2.1 The Domestication.

(a) Pre-Domestication Actions. Upon the terms and subject to the conditions set forth in this Agreement, subject to receipt of the Parent Shareholder Approval, immediately prior to the Domestication, the Redemption shall occur.

(b) Domestication. Upon the terms and subject to the conditions set forth in this Agreement, subject to receipt of the Parent Shareholder Approval, on the day that is one Business Day prior to the Closing Date (which shall also be the calendar day immediately prior to the Closing Date), Parent shall cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company (the “Certificate of Domestication”), together with the Pubco COI, in each case, in accordance with the provisions of Section 388 of the DGCL, (ii) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands under the Cayman Companies Act (the “Cayman Registrar”) in connection with the Domestication and (iii) obtaining a certificate of de-registration from the Cayman Registrar (the time at which the Domestication becomes effective is herein referred to as the “Domestication Effective Time”).

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(c) Effect of the Domestication. At the Domestication Effective Time, by virtue of the Domestication, and without any action on the part of any Parent Shareholders, each then issued and outstanding Parent Unit (for the avoidance of doubt, after effecting the Redemption) shall convert automatically into a Parent Unit consisting of one share of Class A Common Stock and one Right entitling the holder to one-seventh (1/7) of one share of Class A Common Stock.

2.2 The Merger.

(a) Merger. Upon the terms and subject to the provisions of this Agreement, and in accordance with the DGCL, and laws applicable to the Company, at the Closing, (i) the Parent shall be merged with and into the Merger Sub, (ii) the separate corporate existence of the Parent shall thereupon cease, and the Merger Sub shall be the surviving corporation in the Merger (after the Merger Effective Time, the Company may be referred to as the “Surviving Corporation”), and (iii) the Surviving Corporation will remain a wholly-owned Subsidiary of Pubco. At the Closing, the parties shall file a certificate of merger, in form and substance reasonably acceptable to the parties, with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), and a certificate of Merger, in form and substance reasonably acceptable to the parties, with the Secretary of State of Delaware (“Company Certificate of Merger”) and the Merger shall become effective upon the filing of the Certificate of Merger and Company Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger and the Company Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Merger Effective Time”).

(b) Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and Company Certificate of Merger and the applicable provisions of the DGCL and state laws applicable to the Company. Without limiting the generality of the foregoing, and subject thereto, pursuant to the Merger, at the Merger Effective Time:

(i) the Company Shareholders shall be entitled to the consideration described in, and in accordance with the provisions of, ARTICLE III;

(ii) all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent and the Merger Sub set forth in this Agreement to be performed after the Closing;

(iii) every issued and outstanding Parent Unit shall be separated automatically into each’s individual components of one share of Parent Common Stock and one-seventh (1/7) of one Parent Right, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(iv) each Parent Class B Common Stock that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) Parent Class A Common Stock in accordance with the terms of the Parent Articles (such automatic conversion, the “Parent Class B Conversion”) and each Parent Class B Common Stock shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist, and each holder of Parent Class B Common Stock shall thereafter cease to have any rights with respect to such shares;

(v) each share of Parent Class A Common Stock (A) issued in connection with the Parent Class B Conversion and (B) held as a result of the unit separation as set out in Section 2.2(b)(iii)) that is issued and outstanding (other than the Parent Dissenting Shares) shall be cancelled in exchange for the right to receive one (1) share of Pubco Common Stock. All shares of Parent Class A Common Stock (other than the Parent Dissenting Shares) shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Parent Class A Common Stock (other than the Parent Dissenting Shares) shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration set forth in this Section 2.2(b)(iii); and

(vi) each Parent Dissenting Share issued and outstanding shall be cancelled and cease to exist in accordance with Section 2.2(d) and shall carry no right other than the right to receive the applicable payment as set forth in Section 2.2(d).

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(c) Fractional Shares. Notwithstanding anything in this Agreement, No fractional shares of Pubco Common Stock, or certificates or scrip representing fractional shares of Pubco Common Stock, will be issued upon the exchange of the Parent Class A Common Stock pursuant to Section 2.2(b)(v), and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Pubco. Any fractional shares of Pubco Common Stock will be rounded down to the nearest whole number of shares of Pubco Common Stock.

(d) Parent Dissenter’s Right.

(i) Notwithstanding anything in this Agreement to the contrary and to the extent available under the DGCL, all Parent Common Stock that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any Person who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, in accordance with Section 262 of the DGCL (the “Parent Dissenting Shares” and holders of Parent Dissenting Shares being referred to as “Parent Dissenting Shareholders”) shall be cancelled and cease to exist at the Merger Effective Time, shall not be entitled to receive the applicable Pubco Common Stock under this Section and shall instead be entitled to receive only the payment of the fair value of such Parent Dissenting Shares held by them determined in accordance with Section 262 of the DGCL.

(ii) For the avoidance of doubt, all Parent Common Stock held by Parent Dissenting Shareholders who shall have failed to exercise or who shall have effectively withdrawn or lost their dissenter rights under Section 262 of the DGCL shall thereupon (x) not be deemed to be Parent Dissenting Shares, and (y) be cancelled and cease to exist in exchange for, at the Merger Effective Time, the right to receive the applicable Parent Exchange Shares under this Section in the manner provided herewith.

(iii) Parent shall provide to the Company (x) reasonably prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal under Section 262 of the DGCL received by Parent, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the DGCL and received by Parent relating to the exercise of any rights to dissent from the Merger or appraisal rights and (y) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter right or demand for appraisal under the DGCL. Parent shall not, except with the prior written consent of the Company, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(iv) In the event that any written notice of objection to the Merger is served on Parent by any Parent Shareholder pursuant to Section 262 of the DGCL, Parent shall give written notice of the authorization of the Merger to each such Parent Shareholder within ten (10) calendar days of obtaining the Parent Shareholder Approval, pursuant to and in accordance with Section 262(d)(1) of the DGCL.

(e) Organizational Documents of the Surviving Corporation. At the Merger Effective Time, by virtue of the Merger, the Parent Certificate of Incorporation and the Parent Bylaws, in each case as in effect immediately prior to the Merger Effective Time, shall cease to have effect and shall be amended and restated in their entireties to be the Surviving Corporation Charter and the Surviving Corporation Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

2.3 Closing. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time, date and location as Parent and Pubco agree in writing. The parties hereto may participate in the Closing via the exchange of signature pages via email or other electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

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2.4 Directors and Officers of Pubco and the Surviving Corporation.

(a) Following the Merger. The parties hereto will take all requisite action such that, immediately after the Merger Effective Time:

(i) Pubco’s Board of Directors will initially consist of five (5) directors, to be mutually agreed upon by the Parent and the Company as follows: one (1) director to be nominated by the Sponsor; and four (4) directors to be nominated by the Company. Three (3) of the directors will be Independent Directors who are not employed by the Company and who are mutually agreeable to the remaining directors; provided, that at least a majority of Pubco’s Board of Directors shall qualify as Independent Directors. The initial director designees appointed by the Company is set forth on Company Schedule 2.4(a)(i), with such individual holding such office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal. If any Person designated pursuant to this Section 2.4(a)(i) is not duly elected or if the remaining directors are not duly elected at the Parent Shareholder Meeting, the parties hereto shall take all necessary action to fill any such vacancy on Pubco’s Board of Directors with such Person or an alternative Person designated in accordance with this Section 2.4(a)(i).

(ii) The individuals identified on Company Schedule 2.4(a)(ii) will be the officers of Pubco, with such individuals holding the titles set forth opposite their names until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

(iii) The officers and directors of Merger Sub immediately prior to the Merger Effective Time will also serve as the officers and directors of the Surviving Corporation immediately after the Merger Effective Time, with such individuals holding such office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

2.5 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and the Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and the Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE III
CONSIDERATION TO COMPANY SECURITYHOLDERS

3.1 Exchange of Company Securities.

(a) Exchange of Company Common Shares. Prior to the Merger Effective Time, in accordance with the Company’s Certificate of Incorporation, each Company Shareholder(s) shall conduct an exchange with the then-holders of Pubco Common Stock, whereby each Company Common Share issued and outstanding prior to the Merger Effective Time (not including treasury shares which shall be cancelled pursuant to Section 3.1(b) and the Dissenting Shares) shall be exchanged for the right to receive a number of shares of Pubco Common Stock equal to the Consideration Ratio (such number of shares of Pubco Common Stock, the “Per Share Merger Consideration”), and, accordingly, each holder of Company Common Shares immediately prior to said exchange shall be entitled to receive, for such Company Common Shares that it holds, a portion of the Aggregate Merger Consideration equal to (x) the Consideration Ratio multiplied by (y) the number of Company Common Shares held by such holder of Company Common Shares immediately prior to said exchange.

(b) Surrender of Certificates. The shares of Pubco Common Stock issued as Aggregate Merger Consideration upon the surrender and cancellation of the Company Common Shares, in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(c) Lost or Destroyed Certificates. In the event any certificates representing shares of Company Common Shares shall have been lost, stolen or destroyed, Pubco shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof (without the requirement to post a bond), such securities, as may be required pursuant to this Section 3.1.

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3.2 Appointment of Exchange Agent. Prior to the Closing, the Company shall appoint Continental Stock Transfer & Trust Company) (the “Exchange Agent”), as its agent, for the purpose of paying the Aggregate Merger Consideration to the Company Shareholders.

3.3 Exchange Procedures.

(a) Exchange Procedures. Prior to the Merger Effective Time, Pubco shall, as requested by the Company, deposit with the Exchange Agent the Aggregate Merger Consideration. Whereupon, Pubco shall cause the Exchange Agent to mail to each prospective recipient of the Aggregate Merger Consideration the relevant issuance instructions.

(b) Distributions with Respect to Unexchanged Company Common Shares. All shares of Pubco Common Stock to be issued as the Aggregate Merger Consideration shall be deemed issued and outstanding as of the Merger Effective Time.

(c) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, subdivision, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, consolidation, exchange of shares or other like change with respect to the Company Common Shares occurring on or after the date of this Agreement and prior to the Merger Effective Time.

(d) Term of Exchange Agent’s Duties. Promptly following the date that is one year after the Merger Effective Time, Pubco shall instruct the Exchange Agent to deliver to Pubco all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate.

3.4 No Fractional Shares. No fractional shares of Pubco Common Stock, or certificates or scrip representing fractional shares of Pubco Common Stock, will be issued upon the conversion of the Company Common Shares pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Pubco. Any fractional shares of Pubco Common Stock will be rounded down to the nearest whole number of shares of Pubco Common Stock.

3.5 Withholding. Notwithstanding any other provision to this Agreement, Parent, Merger Sub, the Company, and the Surviving Corporation (and their respective Representatives) shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such amounts that are required to be deducted or withheld under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid or remitted over to the appropriate Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Parent, Merger Sub, the Company and the Surviving Corporation shall use commercially reasonable efforts to provide recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company in connection with the Merger treated as compensation, the parties hereto shall cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the Company Schedules, each of the Company Parties hereby represent and warrant to Parent as of the date of this Agreement and as of the Closing Date each of the representations and warranties (except for representations and warranties that are made as of a specific date, which are made only as of such date) as set forth below. Each and every representation, warranty and other statement of the Company Parties in this ARTICLE IV is made to the Knowledge of the Company Parties without investigation and the absence of the phrase “Knowledge of the Company Parties” or “to the Company Parties’ Knowledge” in any section or subsection of this ARTICLE IV does not modify or alter the fact that each representation, warranty and any other statement in this ARTICLE IV is made to the Knowledge of the Company Parties without investigation. Unless expressly stated otherwise in the Company Disclosure Schedules attached hereto, all statements and representations in the Company Disclosure Schedules are made to the Knowledge of the Company Parties without investigation. Merger Sub does not hold and has not held any material assets or incurred any material liabilities and has not carried on any business activities other than in connection with the Merger.
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4.1 Corporate Existence and Power. The Company Parties are duly incorporated, validly existing and in good standing under the laws of their respective jurisdiction of incorporation. The Company Parties have all power and authority, corporate and otherwise, and all governmental Permits, required to own, lease or otherwise hold, and operate, all of its properties and assets and to carry on the Business as presently conducted and as proposed to be conducted. The Company Parties are duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the Business or the ownership, leasing, holding or operation of its properties or assets makes such licensing, qualification or good standing necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not have, a Material Adverse Effect. The Company Parties have offices located only at the addresses set forth on Company Schedule 4.1. The Company Parties have made available to Parent, prior to the date of this Agreement, complete and accurate copies of the governance and organizational documents of the Company Parties, in each case as amended to the date hereof. The governance and other organizational documents of the Company Parties are in full force and effect. The Company Parties are not in material violation of any of the provisions of the governance or its other organizational documents.

4.2 Authorization. The Company Parties have all requisite corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which they are or will be required to be a party, to perform each of their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Company Shareholder Approval. The execution and delivery of this Agreement and each Additional Agreement to which the Company Parties are or will be required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by all necessary action on the part of each party. This Agreement constitutes, and, upon the execution and delivery thereof, each Additional Agreement to which the Company Parties are or will be a party will constitute, a valid and legally binding agreement of each party enforceable against each party in accordance with its terms. The Company Parties’ board of directors, by resolutions duly adopted at a meeting duly called and held or by written consents in lieu of a meeting that were executed after Company Parties’ board of directors deliberations about this Agreement and Additional Agreement to which the Company Parties are or are required to be party and each transaction contemplated hereby and thereby (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company Parties and their respective stockholders, and (ii) approved this Agreement and the other transactions contemplated by this Agreement in accordance with the Laws.

4.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 5.3, none of the execution, delivery or performance by the Company Parties of this Agreement or any Additional Agreement to which the Company Parties are or will be a party, or the consummation of the Transactions, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority, except for the filing of the Certificate of Merger and the Pubco COI with the Secretary of State of the State of Delaware pursuant to the DGCL.

4.4 Non-Contravention. None of the execution, delivery or performance by the Company Parties of this Agreement or any Additional Agreement to which the Company Parties are or will be a party does or will (a) contravene or conflict with the organizational documents of the Company Parties (including the Company Certificate of Incorporation), (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the parties or by which any of the parties assets or properties is or may be bound, (c) except for the Contracts listed on Company Schedule 4.9 requiring the Company Parties to obtain Company Consents (but only as to the need to obtain such Company Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Parties or require any payment or reimbursement or to a loss of any benefit relating to the Business to which the Company Parties are entitled, or impose any other liability, directly or indirectly, on the Company Parties, under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Parties or by which any of the Company Parties’ assets or properties is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Parties’ assets or properties or any of the Equity Interests of the Company Parties (including the Company Common Shares) except to the extent that the occurrence of any of the foregoing items set forth in clauses (b) through (d) would not, individually or in the aggregate, be, or reasonably be expected to be a Material Adverse Effect.

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4.5 Capitalization.

(a) The authorized capital stock of Pubco consists of 500,000,000 shares of common stock, par value $0.0001 per share (“Pubco Common Stock”),. No other shares of capital stock or other Equity Interests of Pubco are issued, reserved for issuance or outstanding. A true and complete list of all of the Equity Interests issued or outstanding in Pubco as of the date of this Agreement and the identity of the Persons that are the record and beneficial holders of record thereof is provided in Company Schedule 4.5(a) and there are no Equity Interests issued or outstanding in Pubco as of the date of this Agreement except as set forth thereon. All of the issued and outstanding Equity Interests of Pubco (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) were issued and granted or allotted free and clear of all Liens, options, rights of first offer or refusal, purchase options, preemptive rights, subscription rights or any other similar rights, other than transfer restrictions under applicable securities Laws and the organizational documents of Pubco, as applicable, (iii) were issued and granted or allotted in compliance in all material respects with applicable Law, and (iv) were issued in compliance with all purchase options, rights of first offer or refusal, preemptive rights, subscription rights or other similar rights.

(b) Except as expressly contemplated by this Agreement, or the Additional Agreements or as otherwise mutually agreed to by the Company and Parent, there are no outstanding Equity Interests that could require the Company Parties to issue, sell or otherwise cause to become outstanding, or to acquire, repurchase or redeem, any Equity Interests of the Company or securities convertible into or exchangeable for Equity Interests of Pubco.

(c) The Merger Sub is authorized to issue 500,000,000 shares of common stock, par value $0.0001 per share (“Merger Sub Common Stock”), of which 1 share of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person

4.6 Corporate Records. All material proceedings of the Board of Directors of the Company, are reflected accurately in all material respects in the minutes and records contained in the corporate minute books of the Company and made available to Parent.

4.7 Consents. The Contracts listed on Company Schedule 4.9 are the only Contracts to which the Company is a party or by which the Company or any of the Company’s assets are bound, requiring a consent, approval, authorization, order or other action of, filing with or notice to any Person as a result of the execution, delivery and/or performance of this Agreement or any Additional Agreement to which the Company is or will be a party or the consummation of the Transactions (each of the foregoing, a “Company Consent”).

4.8 Financial Statements.

(a) As of the date of this Agreement, the Company has delivered to Parent (i) the unaudited balance sheet of the Company as of July 31, 2023 and the related unaudited statements of operations and cash flows for the year then ended (the “Company 2023 Unaudited Financial Statements”) and (ii) the unaudited balance sheet of the Company as of July 31, 2024 (the “Company 2024 Balance Sheet”) and the unaudited statement of operations for the year then ended (the “Company 2024 Statement of Operations”). The Company 2023 Unaudited Financial Statements, Company 2024 Balance Sheet and Company 2024 Statement of Operations have each been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby (except, in the case of the Company 2024 Balance Sheet and Company 2024 Statement of Operations, for the exclusion of footnotes, schedules, statements of equity and statements of cash flow and disclosures required by U.S. GAAP) and each present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein and each were derived from the Books and Records of the Company. The Company is not and has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

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(b) Since July 31, 2024 (the “Balance Sheet Date”), except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

(c) Except: (i) as specifically disclosed, reflected or fully reserved against on the Company 2024 Balance Sheet; (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business of the Company consistent with past practices; (iii) for liabilities that are executory obligations arising under Contracts to which the Company is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii), results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for the Company Transaction Expenses; and (v) for liabilities set forth on Company Schedule 4.8(c), the Company does not have any liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) of the type required to be reflected on a balance sheet in accordance with U.S. GAAP.

(d) The Company does not have any Indebtedness, except for any debt disclosed in the Company 2023 Unaudited Financial Statements, Company 2024 Balance Sheet and Company 2024 Statement of Operations, debt securities or instruments issued and excluding amounts owed under the lease for Company’s U.S. offices.

(e) The Company does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K under the Securities Act.

(f) The Company PCAOB Audited Financial Statements and the Company Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby, will present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, will have been derived from, and accurately reflect in all material respects, the Books and Records of the Company, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and, with respect to the Company PCAOB Audited Financial Statements, will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

4.9 Books and Records. The Books and Records of the Company accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Company. The Company maintains procedures of internal controls sufficient to provide reasonable assurance that: (a) transactions are executed only in accordance with the respective management’s authorization; (b) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company, as permitted by U.S. GAAP; and (c) access to assets is permitted only in accordance with the respective management’s authorization. The Books and Records of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

4.10 Internal Accounting Controls. The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with the Company management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company historical practices and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has not identified and has not received notice from any independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing. The Company’s representation in this Section 4.10 is qualified by the inherent limitations in all controls systems, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Further, this Section 4.10 does not apply to Company operations outside of the United States.

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4.11 Absence of Certain Changes.

(a) From the Balance Sheet Date until the date of this Agreement, (a) the Company Parties have conducted in all material respects the Business in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect; and (c) the Company Parties have not taken any action, or committed or agreed to take any action, that, if taken after the date of this Agreement and prior to the consummation of the Transactions, would require the consent of Parent pursuant to Section 6.1.

(b) No measures have been taken for the dissolution and liquidation or declaration of bankruptcy of the Company Parties and no events have occurred which would justify any such measures to be taken, in particular (i) no order has been made, petition presented, resolution passed or meeting convened for the winding up, dissolution or liquidation of the Company Parties and there are no proceedings under applicable insolvency, bankruptcy, composition, moratorium, reorganization, or similar laws and no events have occurred which would require the initiation of any such proceedings; and (ii) no receiver, liquidator, administrator, commissioner or similar official has been appointed in respect of the Company Parties and no step has been taken for or with a view to the appointment of such a person. The Company Parties are able to pay its debts in a timely manner.

4.12 Properties; Title to the Company’s Assets.

(a) All items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is located at the office of the Company.

(b) The Company has good, valid and marketable title in and to, or in the case of assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets reflected on the Company 2024 Balance Sheet. Except as set forth on Company Schedule 4.12(b), no such tangible asset is subject to any Lien other than Permitted Liens. The Company’s assets constitute all of the rights, property and other assets of any kind or description whatsoever, including goodwill, necessary for the Company to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

4.13 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of the officers or directors of the Company (in their capacities as such), the Business, any of the Company’s assets or any Contract before any Authority that any manner challenges or seeks to prevent, enjoin, alter or delay the Transactions. There are no outstanding judgments against the Company. The Company is not, and has not been, subject to any Action, Order, settlement agreement or other similar written agreement by or with, or to the Knowledge of the Company, investigation by, any Authority.

4.14 Material Contracts.

(a) Company Schedule 4.14(a) lists, as of the date hereof, all of the Contracts (excluding Plans) to which the Company is a party or by which any of its assets or properties is bound and which are currently in effect, including any the following types of Contracts to which the Company is a party or by which any of its assets or properties is bound (collectively, such Contracts that are listed or are required to be listed on Company Schedule 4.14(a), “Material Contracts”). As of the date of this Agreement, the Company has made available to Parent true and complete copies of all Material Contracts, including amendments thereto that are material in nature:

(i) all Contracts that require annual or aggregate payments or expenses incurred by, or annual or aggregate payments or income to, the Company of $100,000 or more;

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $100,000 annually;

(iii) all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement;

(iv) all Contracts relating to any acquisitions or dispositions of assets by the Company (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

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(v) all Contracts under which the Company is obligated to pay royalties under a license for the use of Intellectual Property Rights, and all other material licensing Contracts, including those pursuant to which any Intellectual Property Rights are licensed by or to the Company and including material transfer agreements, services agreements, scientific advisory board agreements, coexistence agreements, and agreements with covenants not to sue, other than (A) “shrink wrap” or other licenses granting nonexclusive rights to use uncustomized Software or hosted services that is generally commercially available to the public on standard or nondiscriminatory terms with license, maintenance, support, and other fees less than $500,000 per year, (B) customer, vendor or channel partner Contracts (including master services agreements, statements of work, work orders, services agreements and consulting agreements) substantially on Company’s standard forms entered into in the ordinary course of business consistent with past practice, (C) Contracts with the Company’s employees or contractors substantially on Company’s standard forms entered into in the ordinary course of business consistent with past practice, and (D) non-disclosure agreements entered into in the ordinary course of business consistent with past practice (collectively, the types of Contracts referenced in clauses (A) through (D), the “Standard Contracts”);

(vi) all Contracts (A) limiting or restricting, or purporting to limit or restrict, the freedom of the Company to compete or engage in any line of business or industry or business activity or in any geographic area; (B) that require the Company to conduct any business on a “most favored nations” basis with any third party; or (C) provide for “exclusivity” or any similar requirement in favor of any third party;

(vii) all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of the Company, other than Standard Contracts, material transfer agreements, services agreements and scientific advisory board agreements;

(viii) all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations, other than Standard Contracts;

(ix) all Contracts with or pertaining to the Company to which any Affiliate of the Company is a party, other than any Contracts relating to such Affiliate’s status as a Company Securityholder;

(x) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest and which involve payments to the lessor thereunder in excess of $100,000 per year;

(xi) all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness);

(xii) all Contracts relating to the voting or control of the Equity Interests of the Company or the election of directors of the Company (other than the organizational documents of the Company);

(xiii) all Contracts not cancellable by the Company with no more than sixty (60) days’ notice if the effect of such cancellation would result in monetary penalty to the Company in excess of $500,000 per the terms of such Contract;

(xiv) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the Transactions;

(xv) all collective bargaining or other agreements with a labor union or labor organization;

(xvi) all Contracts involving the payment of any earnout or similar contingent payment;

(xvii) all Contracts involving the settlement, conciliation or similar agreement of any Action or threatened Action;

(xviii) all Contracts requiring any capital expenditure or capital commitment in excess of $500,000;

(xix) all Contracts with any Authority to which the Company is a party or any of its assets or properties is bound, other than any Permits;

(xx) all other Contracts that are material to the Business or the Company.

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(b) Each Material Contract is a legal, valid and binding obligation of the Company, in full force, and effect, and enforceable by and against the Company and each counterparty that is party thereto. Neither the Company nor, to the Company’s Knowledge, any other party to a Material Contract, is in material breach, violation or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract nor has any Material Contract been cancelled by the other party. The Company has not assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto. The Company has not received any claim of default under any such Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect, no party to a Material Contract has given notice of or, to the Knowledge of the Company, threatened (A) any potential exercise of termination rights with respect to any Material Contract or (B) any non-renewal or modification of any Material Contract.

(c) Except as set forth on Company Schedule 4.14(c), none of the execution, delivery or performance by the Company and Merger Sub of this Agreement or any Additional Agreement to which the Company and Merger Sub is or will be a party or the consummation by the Company and Merger Sub of the Transactions constitutes or will constitute a default under or gives rise or will give rise to any right of termination, cancellation or acceleration of any obligation of the Company and Merger Sub or any right of termination or cancellation of any obligation of the counterparty thereto or to a loss of any material benefit to which the Company and Merger Sub is entitled under any provision of any Material Contract.

(d) The Company and Merger Sub are in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Contracts establishing or evidencing any Indebtedness.

4.15 Licenses and Permits. The Company has made available to the Parent a true, correct and complete copy of each Permit. Such Permits are valid and in full force and effect, and none of the Permits will, assuming the related Company Consent identified in Company Schedule 4.15 has been obtained prior to the Closing Date, be terminated or impaired or become terminable as a result of the Transactions. The Company has, and has had for the past three (3) years, all Permits necessary to operate the Business, including those administered by any applicable Regulatory Authority that are necessary to conduct the Business. The Company is not in material breach or violation of, or material default under, any such Permit, has not failed to fulfill and perform any material obligations which are due under such Permits, and, to the Company’s Knowledge, no basis exists which, with notice or lapse of time or both, would constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company has not received any notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company involving any Permit.

4.16 Compliance with Laws.

(a) The Company currently conducts and has conducted the Business, in all material respects, in compliance with, all applicable Laws and Orders. In regard to Business conducted in Japan by the Company, the Company has and is currently conducting Business, in all material respects, in compliance with, all applicable Laws and Orders. Since inception, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a material violation by the Company of, or failure on the part of the Company to comply in all material respects with, or any liability suffered or incurred by the Company in respect of any material violation of or material noncompliance with, any Laws, Orders or policies of any Authority that are or were applicable to the Company or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company. Without limiting the generality of the foregoing, except as set forth on Company Schedule 4.16(a), the Company has been, in material compliance with: (i) the Laws applicable to the Company due to the specific nature of the Business, including Data Protection Laws; (ii) the Foreign Corrupt Practices Act of 1977, as amended and any comparable or similar Law of any jurisdiction applicable to the Company (collectively, “Anti-Corruption Laws”); and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. Except as set forth on Company Schedule 4.16(a), the Company has not been threatened or charged with or given notice by any Authority, or by internal report or allegation, of any violation of any Data Protection Law, Anti-Corruption Laws or any other applicable Law referred to in or generally described in foregoing sentence and, to the Company’s Knowledge, the Company is not under any investigations with respect to any such Law.

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(b) Neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or other Person (in each case, while acting on behalf of the Company) (i) is currently a Prohibited Party according to any U.S. Sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or (ii) has (x) made or caused to be made an untrue statement of a material fact or fraudulent statement to any Authority, or (y) committed an act, made a statement, or failed to take any action or make a statement that, at the time such statement, disclosure, commission was made or failed to be made, in each case, would constitute a material violation of any applicable Law, including any Healthcare Law.

4.17 Intellectual Property.

(a) The following representation only applies to Intellectual Property Rights, registrations and applications or regulatory matters and proceedings under the laws of the United States of America and does not make representations about Intellectual Property Rights, registrations and applications or regulatory matters and proceedings outside of the United States. Company Schedules 4.17(a)(1) and 4.17(a)(2) sets forth a true, correct and complete list of all unexpired or pending registered Intellectual Property Rights and applications for registration of Intellectual Property Rights owned (whether exclusively, jointly with another Person or otherwise) or filed by the Company or in which the Company has or purports to have an exclusive interest of any nature. The Company has no registration or application for Intellectual Property Rights as of the date of this Agreement or the Closing Date. No Intellectual Property Right that is listed or required to be listed on Company Schedule 4.17(a), (i) has been adjudged by a court of competent jurisdiction to be invalid or unenforceable in whole or in part, or (ii) is challenged in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened with respect to any such Intellectual Property Rights.

(b) The Company is the sole and exclusive owner of each item of Intellectual Property Rights owned or purported to be owned by the Company (“Owned IPR”), including the items of Intellectual Property Rights identified on Company Schedules 4.17(a)(1) and 4.17(a)(2) as being owned by the Company (other than any co-owners disclosed on Company Schedule 4.17(a)), and Owned Software, free and clear of all Liens, other than Permitted Liens, or otherwise possesses the rights to use, sell, or license, as currently used, sold, or licensed in the Businesses all other Intellectual Property Rights used in or necessary to conduct the Business (“Company IPR”).

(c) Except as set forth on Company Schedule 4.17(c), there is no Intellectual Property Right owned by any third party that (i) is required by the Company to conduct its Business as currently conducted and (ii) the Company is not currently authorized to use. Except as set forth on Company Schedule 4.17(c), (A) the Company, the operation of the Business of the Company as currently conducted and the use of any Intellectual Property Rights in connection therewith, does not and did not, infringe, misappropriate or otherwise violate the Intellectual Property Rights, including rights of privacy, publicity and endorsement, of any third party, or constitute unfair competition or trade practices; (B) there is no infringement, misappropriation, or other violation by third parties of any Company IPR, and the Company has not sent to any Person any notice, charge, complaint, claim, or other assertion against such third Person claiming infringement or violation by or misappropriation of any Company IPR; (C) there has been no, and is no pending or threatened Action by any Person challenging the rights of the Company in or to any Company IPR; (D) there has been no, and is no, pending or threatened Action by any Person challenging the validity, enforceability or scope of any Company IPR; (E) there has been no, and is no, pending or threatened Action by any Person (nor has the Company received any claim (including unsolicited offers to license patents) from a third party) alleging that the Company’s use of any Intellectual Property Right or the conduct of the Business, infringes, misappropriates, or otherwise violates, or would, upon the commercialization of any product or service, infringe, misappropriate, or otherwise violate, any Intellectual Property Right of any other Person.

(d) The Company believes that it has taken commercially reasonable measures to maintain and protect all Company IPR and to maintain and protect the confidentiality of any trade secrets included in the Company IPR. This subsection (d) representation is qualified by the fact that the sophistication and frequency of unauthorized efforts by third parties to access corporate computer systems and communications steadily increases and no company can provide unconditional assurances about protecting confidential information or intellectual property.

(e) RESERVED.

(f) Except as disclosed on Company Schedule 4.17(f), each employee, agent, consultant and contractor who has contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company or any predecessor in interest thereto either: (i) is a party to a “work-for-hire”

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agreement under which the Company is deemed to be the original owner/author of all property rights therein; (ii) has executed a valid written assignment or an agreement to assign in favor of the Company all right, title and interest in such material; or (iii) only with respect to rights that cannot be assigned pursuant to an agreement described in clause (i) or (ii) of this Section 4.17(f), has licensed to the Company rights to use such Intellectual Property Rights.

(g) RESERVED.

(h) RESERVED.

(i) The execution, delivery or performance by the Company of this Agreement or any of the Additional Agreements to which the Company is or will be a party or the consummation of the Transactions will not (i) cause any item of Company IPR, used or held for use by the Company immediately prior to the Closing, to not be owned, licensed or available for use by the Company on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company in order to use or exploit any other such Intellectual Property Rights to the same extent as the Company was permitted before the Closing.

(j) Except with respect to the agreements listed on Company Schedule 4.17(a)(v), the Company is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property Rights.

(k) The Company believes that the Company’s information technology networks and Software applications are free of all viruses, worms, Trojan horses and other material known contaminants and do not contain any bugs, errors, or problems of a material nature that would disrupt or have an adverse impact on the operation of the information technology networks and Software applications. The Company has not received any notice of any claims, investigations, or alleged violations of law, regulation or contract with respect to Personal Information or information security-related incidents, nor has the Company notified, or been required by any Data Protection Law to notify, any person or entity of any Personal Information or information security-related incident. The Transactions will not result in the violation of any Data Protection Laws or the privacy policies of the Company.

4.18 Healthcare Laws.

(a) The Company does not believe that the Company is conducting any activities or operations in the United States of America that would subject it to the Federal Food, Drug, and Cosmetic Act (“FDCA”); or (ii) the Public Health Service Act (“PHSA”). From January 1, 2022 to and including the Closing Date, the Company does not believe that it has violated any of the following Laws: (A) all federal or state criminal or civil fraud and abuse Laws (including, but not limited to, the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), or the False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)). The Company has not, since January 1, 2022, received notification of any pending or threatened Action from a Regulatory Authority alleging that any operation or activity of the Company is in material violation of any applicable Healthcare Law.

4.19 Accounts Payable; Affiliate Loans.

(a) The accounts payable of the Company reflected on the Company 2024 Balance Sheet, and all accounts payable of the Company arising subsequent to the Balance Sheet Date, arose from bona fide transactions of the Company in the ordinary course of business consistent with past practice.

(b) The information set forth on Company Schedule 4. 19(b) separately identifies any and all accounts, receivables or notes of the Company which are owed by any Affiliate of the Company, and except for such accounts, receivables or notes, the Company is not indebted to any of its Affiliates and no Affiliates are indebted to the Company.

4.20 Employees; Employment Matters.

(a) Company Schedule 4.20(a) sets forth a true, correct and complete list of each of the five highest compensated officers or employees of the Company as of the date hereof, setting forth the name, title, current salary or compensation rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal year ended July 31, 2024.

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(b) Except as set forth on Company Schedule 4.20(b), the Company is not a party to or subject to any collective bargaining agreement, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company. There is no labor strike, material slowdown or material work stoppage or lockout pending or, threatened against or affecting the Company, and none of the Company has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees.

(c) There are no pending or threatened Actions against the Company under any worker’s compensation policy or long-term disability policy. There is no unfair labor practice charge or complaint pending before any applicable governmental authority relating to the Company or any employee or other service provider thereof.

(d) The Company is and has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding or social security Taxes. The Company has met in all material respects all requirements required by Law relating to the employment of foreign citizens, and the Company does not currently employ, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.

(e) No employee of the Company, in the ordinary course of his or her duties, has breached or will breach any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or any confidentiality or proprietary right of any former employer.

(f) No allegations of sexual harassment have been made to the Company against any individual in his or her capacity as director or an employee of the Company at a level of Senior Vice President or above.

(g) Except as set forth on Company Schedule 4.20(g), the Company has not paid or promised to pay any bonus to any employee in connection with the consummation of the Transactions.

4.21 Withholding. Except as disclosed on Company Schedule 4.21, all obligations of the Company applicable to its employees, whether arising by operation of Law, by Contract, by past custom or otherwise, or attributable to payments by the Company to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees through the date hereof have been paid or adequate accruals therefor have been made on the Company 2024 Balance Sheet, and all such obligations arising subsequent to the Balance Sheet Date have been or will be paid or adequate accruals therefore will be made on the Company Financial Statements. Except as disclosed on Company Schedule 4.21, all reasonably anticipated obligations of the Company with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company prior to the Closing Date.

4.22 Employee Benefits.

(a) Company Schedule 4.22(a) sets forth a correct and complete list of all material form of offer letter or employment agreement and any other offer letter or employment agreement that deviates from a form.

4.23 Real Property.

(a) Company Schedule 4.23 sets forth a true, correct and complete listing of all currently leased or subleased or otherwise used or occupied by (the “Leased Real Property”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments and modifications thereof, waivers thereto or guarantees thereof (collectively, the “Real Property Leases”), including the street address thereof and parties to such Real Property Leases. The Company has provided to Parent a true and complete copy of each of the Real Property Leases. The Company has good, valid and subsisting title to its respective leasehold estates in the offices described on Company Schedule 4.23, free and clear of all Liens, other than Permitted Liens. The Company has not breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company or served upon the Company claiming any violation of any local zoning ordinance.

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(b) With respect to ach of the Real Property Leases: (i) it is valid, binding and in full force and effect and enforceable in all respects against the Company and, to the Knowledge of the Company, each other party thereto; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company has been in peaceable possession of or otherwise been granted full access to the premises leased or used thereunder since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the Company’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company or, to the Knowledge of the Company, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by the Company thereunder; (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder; and (viii) neither the Company nor any other party thereto has exercised any termination rights with respect thereto. The Company has not leased, licensed or otherwise granted use or occupancy rights with respect to any Leased Real Property or any portion thereof to any third party. The Leased Real Property is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there is no material repair or restoration works likely to be required in connection with such Leased Real Property.

(c) The Company does not own, and has never owned, any Real Property. The Company is not obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any Real Property (except under the Real Property Leases).

4.24 Tax Matters.

(a) The Company and Merger Sub (i) has duly and timely filed all income and other material Tax Returns which are required to be filed by or with respect to it, or obtained extensions of time to file all such Tax Returns, and all such Tax Returns are true, correct, complete and accurate in all material respects, and (ii) has timely paid all income and other material Taxes and all income and other material Tax liabilities which have become due (whether or not shown as due on such Tax Returns). The unpaid Taxes or Tax liabilities of the Company and Merger Sub (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company 2024 Balance Sheet in accordance with U.S. GAAP and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(b) The Company and Merger Sub are not aware of any violations of applicable Laws in respect of reporting, payment, collection or withholding of Taxes.

(c) There are no audits, examinations or other Actions with respect to any Taxes or Tax Returns of the Company and Merger Sub that are being conducted, pending or proposed in writing. No claim or deficiency has been asserted or assessed by any Authority against the Company for any material amount of Taxes that has not been paid or settled in full

(d) No statute of limitations in respect, the assessment or collection, of any Taxes of the Company and Merger Sub has been waived or extended, which waiver or extension is in effect. The Company and Merger Sub have not requested any extension of time within which to file any Tax Return (other than automatic extensions not requiring the consent of the applicable Taxing Authority), which Tax Return has since not been filed.

(e) The Company and Merger Sub have not applied for, or requested, a ruling, administrative relief or technical advice from any Taxing Authority, which could be binding on Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(f) There is no Lien (other than Permitted Liens) for Taxes upon the Company or Merger Sub or any of the assets of the Company or Merger Sub.

(g) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company has not paid any Tax or does not file Tax Returns that the Company is or may be subject to taxation by, or required to file a Tax Return in, such jurisdiction.

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(h) The Company is not nor has it ever been subject to Tax in any country other than the country of incorporation of the Company by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in that country, and the Company is and has always been tax resident solely in its country of incorporation.

(i) The Company (i) has not been a member of a consolidated, combined, unitary, affiliated or other group for Tax purposes (other than a group the common parent of which is the Company) except as disclosed on Company Schedule 4.24(i) and (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and the primary purpose of which is not Tax) or otherwise. The Company is not, and has never been, a party to or bound by any Tax sharing, allocation, or indemnification Contract or similar Contract (other than any Tax sharing, allocation or indemnity provisions in Contracts entered into the ordinary course of business and the primary purpose of which is not Tax).

(j) The Company will not be required to include any material amount in taxable income or exclude any material item of deduction from taxable income for any taxable period (or a portion thereof) ending after the Closing Date as a result of any: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (ii) an installment sale or open transaction made on or prior to the Closing Date, (iii) an advance or prepaid amount or deferred revenue realized or received by the Company prior to the Closing, (iv) use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (v) a change in the accounting method of the Company pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (vi) any inclusion under Section 951(a) or Section 951A of the Code with respect to income earned or accrued in a taxable period (or portion thereof) ending on or prior to the Closing Date or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

4.25 Environmental Laws. The Company has not received any notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability. There are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company that could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.26 Finders’ Fees. Except as set forth on Company Schedule 4.26, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of their Affiliates upon consummation of the Transactions.

4.27 Powers of Attorney and Suretyships. The Company does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.28 Directors and Officers. Company Schedule 4.28 sets forth a true, correct and complete list of all directors and officers of the Company.

4.29 Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(a) The Company and Merger Sub, and each of its directors, officers and employees and its other Representatives (in each case, while acting on behalf of the Company and Merger Sub): (i) are and have been in compliance with economic or financial sanctions, trade embargoes or restrictions administered, enacted or enforced by any Authority (collectively, “Sanctions”); and (ii) are and for the five years prior to the date hereof have been in compliance with Anti-Corruption Laws and applicable Laws related to (A) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (B) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (C) anti-boycott regulations, as administered by the U.S. Department of Commerce, and

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(D) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor any of its directors, officers or employees, nor any other Representative of the Company, is or is unlawfully acting under the direction of, on behalf of or for the benefit of a Person that is (i) the subject or target of Sanctions; (ii) designated on any applicable Sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person 50% or greater owned or, as applicable, controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria (collectively, “Sanctioned Countries”); or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor any Representative of the Company (while acting on behalf of the Company), (A) has since April 24, 2019, participated in any unlawful transaction involving a Prohibited Party, or any Sanctioned Country (or the government thereof), (B) to the Knowledge of the Company, has in the past five years exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, Software, technology, or services in violation of any Export Control Laws, or (C) has in the past five years participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company has not received notice of, nor has it been the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any Sanctions and there are no circumstances likely to give rise to any Sanctions against the Company.

(d) The Company has not received notice of, nor has it or any of its Representatives (while acting on behalf of the Company) been, in the five years prior to the date hereof the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Export Control Laws, Anti-Money Laundering Laws, or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

4.30 Insurance. All forms of insurance owned or held by and insuring the Company or the Business are set forth on Company Schedule 4.30 (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy), and such policies are legal, valid, binding, enforceable and in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the Transactions. The insurance policies to which the Company is a party are sufficient for compliance with all requirements of all Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound. The Company has not been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company does not have any self-insurance or co-insurance arrangements. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim. No event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company has not made any claim against an insurance policy as to which the insurer has denied coverage.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the Parent Schedules or as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), Parent hereby represents and warrants to the Company and Merger Sub as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date).

5.1 Corporate Existence and Power. The Parent is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Parent has all power and authority, corporate and otherwise, and all governmental Permits, required to own, lease or otherwise hold, and operate, all of its properties and assets and to carry on its business as presently conducted

5.2 Authorization.

(a) The Parent has all requisite power and authority to execute, deliver and perform this Agreement and the Additional Agreements to which it is or will be a party and to consummate the Transactions, subject to receipt of the Parent Shareholder Approval. The execution, delivery and performance by the Parent of this Agreement and the Additional Agreements to which it is or will be a party, and the consummation by the Parent of the Transactions have been duly authorized by all necessary action on the part of the Parent subject to receipt of the Parent Shareholder Approval. This Agreement constitutes, and, upon the execution and delivery thereof, each Additional Agreement to which the Parent is or will be a party will constitute, a valid and legally binding agreement of Parent, enforceable against Parent in accordance with its terms.

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of Parent’s Board of Directors (including the transaction committee and any other required committee or subgroup of such board as of the date of this Agreement (i) declared the advisability of the Transactions, (ii) determined that the Transactions are in the best interests of the Parent Shareholders, (iii) determined that the Merger constitute a “Business Combination” as such term is defined in the Parent Articles, and (iv) recommended to the Parent Shareholders to adopt and approve each of the Parent Proposals (the “Parent Board Recommendation”).

(c) Approval by the affirmative vote of the holders of the requisite number of Parent Ordinary Shares under the Parent Articles and the Cayman Companies Act, present in person or by proxy and entitled to vote thereon, and who vote at the Parent Shareholder Meeting (assuming a quorum is present) required to approve the Required Parent Proposals, the Director Election Proposal, and the Equity Plan Proposal (the approval of all of the Required Parent Proposals, the Director Election Proposal, and the Equity Plan Proposal, collectively, the “Parent Shareholder Approval”) are the only votes of the holders of any of Parent Ordinary Shares necessary for Parent to adopt this Agreement and approve the Merger and the consummation of the other Transactions.

5.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 4.3, none of the execution, delivery or performance by the Parent of this Agreement or any Additional Agreement to which the Parent is or will be a party, or the consummation of the Transactions, requires any consent, approval, license, Order, or other action by or in respect of, or registration, declaration or filing with, any Authority, except for (a) any SEC or Nasdaq filings and approval required to consummate the Transactions, (b) filing with the Secretary of the State of Delaware a Certificate of Domestication with respect to the Domestication, and (c) filings required to be made with the Cayman Registrar in connection with the Domestication.

5.4 Non-Contravention. Subject to the receipt of the Parent Shareholder Approval, none of the execution, delivery or performance by the Parent of this Agreement or any Additional Agreement to which the Parent is or will be a party does or will (a) contravene or conflict with the organizational documents of the Parent (including the Parent Articles), or (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Parent or by which any of the assets or properties of the Parent is or may be bound, (c) except for the Contracts listed on Parent Schedule 5.4(i) requiring Parent to obtain Parent Consents (but only as to the need to obtain such Parent Consent), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or require any payment or reimbursement or impose any other liability, directly or indirectly, on the Parent under any provision of any Permit, Contract or other instrument or obligations binding upon

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the Parent or by which any of the assets or properties of the Parent is or may be bound or any Permit, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b) or (c) would not, individually or in the aggregate, reasonably be expected to impede the ability of the Parent to consummate the Transactions. The Contracts listed on Parent Schedule 5.4(i) are the only Contracts to which the Parent is a party or by which the Parent or any of the assets of the Parent is bound, requiring a consent, approval, authorization, order or other action of, filing with or notice to any Person as a result of the execution, delivery and/or performance of this Agreement or any Additional Agreement to which the Parent is or will be a party or the consummation of the Transactions (each of the foregoing, a “Parent Consent”).

5.5 Finders’ Fees. Except for the Persons identified on Parent Schedule 5.5 there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent or its Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

5.6 Capitalization.

(a) The Parent is authorized to issue up to 450,000,000 Class A ordinary shares, par value $0.0001 per share, and 50,000,000 Class B ordinary shares, par value $0.0001 per share. Of the authorized Parent Class A Ordinary Shares, 6,470,000 shares are issued and outstanding as of the date of this Agreement, of the 50,000,000 Parent Class B Shares, 1,250,000 shares are issued and outstanding as of the date of this Agreement. Except as contemplated by this Agreement or any of the Additional Agreements, no other share capital or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent Articles or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent Articles, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Except as expressly contemplated by this Agreement, the Additional Agreements, the Parent SEC Documents or the Transactions or as otherwise mutually agreed to by the Company and Parent, there are no outstanding Equity Interests that could require Parent to issue, sell or otherwise cause to become outstanding, or to acquire, repurchase or redeem, any Equity Interests of Parent or securities convertible into or exchangeable for Equity Interests of Parent.

5.7 Information Supplied. None of the information supplied or to be supplied by the Parent expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to the Parent Shareholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Shareholder Meeting, the Domestication Effective Time, or at the Merger Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents (as defined below), the Registration Statement or any Other Filing).

5.8 Trust Account. As of the date of this Agreement, Parent has at least $50,421,265 in the trust account established by Parent for the benefit of its public shareholders (the “Trust Account”) maintained by Odyssey Trust Company (the “Trustee”) and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of January 14, 2025, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than Parent Shareholders holding Parent Class A Ordinary Shares sold in Parent’s IPO who shall have elected to redeem their Parent Class Ordinary A Shares pursuant to the Parent Articles) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Parent Articles. The Parent

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has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.9 Parent SEC Documents and Financial Statements.

(a) Parent has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Documents”) and will have filed all such forms, reports, schedules, statements and other documents (except for the Registration Statement, the Proxy Statement/Prospectus, and any other forms reports, schedules, statements and other documents filed or furnished with respect to the Transactions) required to be filed on or subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Documents”). All of the Parent SEC Documents, Additional Parent SEC Documents, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the IPO of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b) The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true and correct as of their respective dates of filing. As used in this Section 5.9(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(c) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents (the “Parent Financial Statements”) fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Documents will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(d) Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. No financial statements other than those of Parent and Merger Sub are required by U.S. GAAP to be included in the Parent Financial Statements.

(e) The issued and outstanding Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “HLXB.” There is no action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Ordinary Shares or terminate the listing of Parent on Nasdaq. Except in connection with the Transactions, none of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Class A Ordinary Shares under the Exchange Act.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer by others within the entity, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in

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timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of the Parent Financial Statements for external purposes in accordance with U.S. GAAP.

5.10 Certain Business Practices. Neither Parent nor any director, officer or employee of Parent, nor, to the Knowledge of Parent, any other Representative of Parent, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any Anti-Corruption Law, including any provision of the Foreign Corrupt Practices Act of 1977 or (d) made any other unlawful payment. Neither Parent nor any director, officer or employee of Parent nor, to the Knowledge of Parent, any other Representative of Parent has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, Authority employee or other Person in order to assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.11 Anti-Money Laundering Laws. The operations of Parent are and have at all times been conducted in compliance with the Anti-Money Laundering Laws in all material respects, and no Action involving Parent with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.12 Affiliate Transactions. Parent has made available to the Company true and complete copies of, all Contracts between (a) Parent, on the one hand, and (b) any Parent Related Party, on the other hand, other than (x) Contracts entered into after the date of this Agreement that are either permitted or entered into in accordance with this Agreement or (y) Contracts disclosed in the Parent SEC Documents. No Parent Related Party (A) owns any interest in any material asset used in the business of Parent, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Parent or (C) owes any material amount to, or is owed any material amount by, directly or indirectly, Parent or Merger Sub. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.12 are referred to herein as “Parent Related Party Transactions.” “Parent Related Party” shall mean any Affiliate of either Parent or the Sponsor, or any of their respective current employees or current or former directors, officers, general partners (including the Sponsor), managers, controlling persons or any immediate family members or Affiliate of any of the foregoing Persons.

5.13 Litigation. There is no (a) Action pending, or, to the Knowledge of Parent, threatened against the Parent or that affects its assets or properties, or (b) Order outstanding against the Parent or that affects its assets or properties. The Parent is not a party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to the Parent.

5.14 Expenses, Indebtedness and Other Liabilities. Except as set forth in the Parent SEC Documents, the Parent has no Indebtedness or other liabilities, except as incurred in the ordinary course of business or as a result of its activities in connection with the Domestication, Merger, and the other Transactions.

5.15 Tax Matters.

(a) The Parent (i) has duly and timely filed all income and other material Tax Returns which are required to be filed by or with respect to it, and all such Tax Returns are true, correct, complete and accurate in all material respects, and (ii) has timely paid all income and other material Taxes and all income and other material Tax liabilities which have become due (whether or not shown as due on such Tax Returns). The unpaid Taxes or Tax liabilities of the Parent (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Parent Financial Statements in accordance with U.S. GAAP and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent in filing its Tax Returns.

(b) the Parent has complied in all material respects with all applicable Laws relating to the reporting (including any information reporting), payment, collection and withholding of Taxes and has duly and timely withheld or collected and paid or remitted over to the applicable Taxing Authority all material amount of Taxes required to be withheld or collected and paid or remitted by such applicable Parent in connection with amounts paid or owing to any employee, creditor, stockholder, shareholder, independent contractor or other third party.

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(c) There are no audits, examinations or other Actions with respect to any Taxes or Tax Returns of the Parent that is being conducted, pending or proposed in writing. No claim or deficiency has been asserted or assessed by any Authority against the Parent for any material amount of Taxes that has not been paid or settled in full.

(d) No statute of limitations in respect, the assessment or collection, of any Taxes of the Parent has been waived or extended, which waiver or extension is in effect. The Parent has not requested any extension of time within which to file any Tax Return (other than automatic extensions not requiring the consent of the applicable Taxing Authority), which Tax Return has since not been filed.

(e) The Parent has not applied for, or requested, a ruling, administrative relief or technical advice from any Taxing Authority, which could be binding on Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Parent.

(f) There is no Lien (other than Permitted Liens) for Taxes upon the Parent or any of the assets of the Parent.

(g) No claim has ever been made by a Taxing Authority in a jurisdiction where the Parent has not paid any Tax or do not file Tax Returns that the Parent is or may be subject to taxation by, or required to file a Tax Return in, such jurisdiction.

(h) The Parent has not nor has ever been subject to Tax in any country other than the country of incorporation of the Parent by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in that country, and the Parent is and has always been tax resident solely in its country of incorporation.

(i) The Parent (i) has been a member of a consolidated, combined, unitary, affiliated or other group for Tax purposes (other than a group the common parent of which is Parent) and (ii) has any liability for the Taxes of any Person (other than the Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and the primary purpose of which is not Tax) or otherwise. The Parent is not, and has never been, a party to or bound by any Tax sharing, allocation, or indemnification Contract or similar Contract (other than any Tax sharing, allocation or indemnity provisions in Contracts entered into the ordinary course of business and the primary purpose of which is not Tax).

(j) The Parent will not be required to include any material amount in taxable income or exclude any material item of deduction from taxable income for any taxable period (or a portion thereof) ending after the Closing Date as a result of any: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (ii) an installment sale or open transaction made on or prior to the Closing Date, (iii) an advance or prepaid amount or deferred revenue realized or received by the Parent prior to the Closing, (iv) use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (v) a change in the accounting method of the Parent pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (vi) any inclusion under Section 951(a) or Section 951A of the Code with respect to income earned or accrued in a taxable period (or portion thereof) ending on or prior to the Closing Date or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(k) The Parent is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practice and methodologies.

(l) The Parent is not, and never has been a, “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

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(m) The Parent has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(n) The Parent is and has been treated as a “C” corporation for U.S. federal (and applicable state and local) income Tax purposes since the date of its formation.

(o) The Parent has not engaged in, or been a party to, a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(p) The Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any facts or circumstances that could, reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

5.16 Parent Benefit Arrangements. Parent has never, and does not currently, maintain, sponsor or contribute to, or have any liability pursuant to any plan, program or arrangement that would fall under the definition of “Plan” determined as if such definition referenced Parent, as applicable, instead of the Company. Other than any officers as described in the Parent SEC Documents the Parent has never employed any employees. Other than repayment of working capital loans or cash advances made by, or reimbursement of any out-of-pocket expenses incurred by, Parent’s officers and directors in connection with activities on Parent’s behalf, the Parent does not have any unsatisfied material liability with respect to any officer or director.

5.17 Business Activities; Contracts and Liabilities.

(a) Since its incorporation, Parent has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of its covenants or agreements in this Agreement or any Additional Agreements or the consummation of the Transactions or (iii) those that are administrative, ministerial or otherwise immaterial in nature.

(b) There is no Contract binding upon Parent or to which Parent is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(c) Except as set forth on Section 5.17(c) of the Parent Schedules, as of the date of this Agreement, Parent has no Indebtedness.

5.18 No Undisclosed Liabilities. Except for the liabilities (a) set forth in Parent Schedules Section 5.18, (b) that are either permitted pursuant to or incurred in accordance with this Agreement, (c) incurred in the ordinary course of business of the Parent consistent with past practices, (d) for liabilities that are executory obligations arising under Contracts to which Parent is a party (none of which, with respect to the liabilities described in clause (c) and this clause (d), results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law), (e) for the Parent Transaction Expenses or (f) set forth or disclosed in the Parent Financial Statements included in the Parent SEC Documents, Parent has no liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1 Conduct of Business. Each of the Company and Parent covenants and agrees that:

(a) From the date hereof until the earlier of (1) the date this Agreement is terminated in accordance with ARTICLE X and (2) the Closing Date (such period, the “Interim Period”), unless Parent or the Company Parties, respectively, shall otherwise give prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed, and provided, that Parent or the Company Parties, respectively, shall be deemed to have consented in writing if it provides no response within three (3) Business Days after the Company Parties or Parent, respectively, has made a request for such consent in writing) and except (x) as expressly required or permitted by this Agreement or any Additional Agreement, (y) in the case of the Company Parties, as set forth in Company Schedule 6.1 or in the case

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of Parent, as set forth in Parent Schedule 6.1 or (z) as required by applicable Law, each party hereto shall (A) operate and conduct its respective business in the ordinary course of business (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and (B) use its commercially reasonable efforts to preserve intact its business operations, goodwill and business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties. Without limiting the generality of the foregoing, during the Interim Period, except (x) as expressly required or permitted by this Agreement or any Additional Agreement, (y) in the case of the Company Parties, as set forth in Company Schedule 6.1 or in the case of Parent, as set forth in Parent Schedule 6.1 or (z) as required by applicable Law, without the prior written consent of the other parties hereto (which consent shall not be unreasonably conditioned, withheld or delayed, and provided, that the other parties hereto shall be deemed to have consented in writing if such other parties provide no response within three (3) Business Days after the Company Parties or Parent, as applicable, has made a request for such consent in writing), neither the Company Parties nor Parent shall:

(i) amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) (x) with respect to the Company, other than in the ordinary course of business consistent with past practice, amend, waive any provision of, or terminate prior to its scheduled expiration date, any Material Contract in a manner that is materially adverse to the interests of the Company or (y) with respect to Parent, amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any right under any Subscription Agreement or the Trust Agreement (in each case other than ministerial changes that do not have an economic impact);

(iii) solely with respect to the Company, enter into any Contract after the date of this Agreement, including for capital expenditures, that would be considered a Material Contract and would obligate the payment by the Company or Pubco, as applicable, of more than $500,000 (individually), other than in the ordinary course of business consistent with past practices or other than any Contract contemplated by the Company 2025 fiscal business plan approved by the Company’s Board of Directors and made available to Parent the “2025 Company Business Plan”);

(iv) make any capital expenditures in excess of $500,000 (individually);

(v) (A) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, fail to maintain, let lapse, or otherwise dispose of, any of the Company’s or Parent’s, as applicable, material tangible or intangible assets or material rights, except pursuant to existing contracts or commitments that are set forth on Company Schedule 6.1(a)(v); or (B) disclose any trade secrets owned by the Company to any Person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such Person;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other Equity Interests; or pay, declare or promise to pay any other amount to any stockholder, shareholder or other holder of Equity Interests in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices);

(vii) (A) amend any term, right or obligation with respect to any outstanding shares of its capital stock or other Equity Interests, other than termination of the Company’s Plan, pursuant to which outstanding awards will vest in accordance with their terms, or (B) adjust, split, subdivide, combine, consolidate or reclassify any of its Equity Interests;

(viii) (A) make any loan, advance or capital contribution to, or investments in, any Person; (B) incur, assume, guarantee or otherwise become liable for, any Indebtedness, including drawings under the lines of credit, if any, other than, in the case of Parent, loans or advances from the Sponsor or an Affiliate thereof or certain of Parent’s officers and directors to finance the Parent Transaction Expenses (which loans or advances shall not exceed $1,000,000 in the aggregate and shall be treated as a Parent Transaction Expense); (C) repay or satisfy any Indebtedness; or (D) amend or modify in any material respect any Indebtedness;

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(ix) solely with respect to Parent, suffer or incur any Lien, except for Permitted Liens, on Parent’s assets or properties;

(x) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or Parent, as applicable, or write off or make reserves against the same;

(xi) (A) merge or consolidate or enter a similar transaction with, or acquire any business or the material assets of, any other Person; (B) be acquired by any other Person; or (C) form any Subsidiaries, other than pursuant to the implementation by the Company of the share exchange under Article 3 hereof;

(xii) terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s respective assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xiii) (A) solely with respect to Parent, adopt any severance, retention or other employee plan, or (B) solely with respect to the Company, fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof;

(xiv) institute, waive, release, compromise, settle or agree to settle any Action, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary or equitable relief on such party;

(xv) except as required by U.S. GAAP, make any material change in its accounting policies, principles, methods or practices or write down the value of its assets;

(xvi) change its principal place of business or jurisdiction of organization or enter into any new line of business;

(xvii) sell, issue, redeem, assign, transfer, pledge, convey, repurchase or otherwise dispose of any Equity Interests (other than (A) with respect to Parent, the Redemption, (B) as otherwise contemplated by this Agreement or any Additional Agreement or (C) with respect to the Company, any Equity Interests issued;

(xviii) (A) make, change or revoke any material Tax election; (B) change any annual Tax accounting periods or material method of Tax accounting; (C) amend, modify or otherwise change any filed material Tax Return; (D) settle or compromise any claim, notice, audit report, assessment or other Action in respect of a material amount of Taxes of the Company; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement or any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law); (F) surrender or forfeit or allow to expire any right to claim a material Tax refund; (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes; (H) take any action that would change the classification of the Company for U.S. federal (and applicable state and local) income Tax purposes or liquidate or otherwise dissolve the Company; (I) seek any Tax ruling from any Authority or (J) initiate or enter into any voluntary disclosure agreement or similar agreement with any Taxing Authority;

(xix) take any action, or fail to take any action, or become obligated to take or fail to take any action, where such action or failure could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment;

(xx) solely with respect to Parent, enter into any transaction with, distribute or advance any assets or property to, or incur any liabilities to any of its Affiliates, other than (A) the payment of salary and benefits in the ordinary course consistent with past practices or (B) as contemplated by the exceptions set forth in Section 6.1(a)(viii)(B);

(xxi) solely with respect to the Company, other than as required by a Plan, as set forth on Company Schedule 6.1(a)(xvii), or as explicitly contemplated hereunder, (A) grant any severance, retention, change in control or termination or similar pay to any Company director or senior executive, (B) materially increase the cash compensation, severance, termination or bonus opportunity of any Company director or

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senior executive, (C) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries to any Company director or senior executive, (E) terminate the employment or engagement, other than for cause, of any employee or independent contractor with an annual compensation in excess of $350,000, (F) make any loan to any Company director or senior executive, other than advancement of expenses in the ordinary course of business consistent with past practices, or (G) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xxii) solely with respect to the Company, enter into any Affiliate Transactions;

(xxiii) solely with respect to the Company, fail to take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, including to obtain or maintain all necessary Permits or fail to comply in material respects with all applicable Laws;

(xxiv) authorize, agree or commit to do any of the foregoing.

6.2 Access to Information. During the Interim Period, the Company Parties and Parent shall each, to the best of its ability, (a) continue to give such other party and such other party’s legal counsel and other Representatives full access to the offices, properties, employees, and Books and Records of the Company Parties, on the one hand, and Parent, on the other hand, as applicable, (b) furnish to the other party, its legal counsel and its other Representatives such financial and operating data and other information relating to the Business and the Company Parties, on the one hand, and Parent, on the other hand, as applicable, as such Persons may request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with such other party and its Representatives in such other party’s investigation of the Company Parties or the Business (in the case of the Company) or the Parent or the business of Parent (in the case of Parent); provided that any access granted pursuant to this Section 6.2 shall utilize commercially reasonable security measures, and be during normal business hours and upon reasonable prior written notice and in such manner as not to interfere unreasonably with the conduct of the Business (in the case of the Company) or the business of Parent (in the case of Parent). Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party hereto shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (ii) violate any applicable Law to which it is subject, or (iii) violate any legally-binding obligation of the Company Parties with respect to confidentiality, non-disclosure or privacy; provided, that, the Company Parties and Parent shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such waiver or violation.

6.3 Notices of Certain Events. During the Interim Period, each of Parent and the Company Parties shall promptly notify such other party of:

(a) any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the Transactions or that the Transactions might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or Pubco, post-Closing) to any such Person or create any Lien on any of the Company’s or Pubco’s assets;

(b) any notice or other communication from any Authority in connection with the Transactions;

(c) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in, a Material Adverse Effect; and

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

No notice pursuant to this Section 6.3 shall affect any representation or warranty in this Agreement of any party hereto, or any condition to the obligations of any party hereto.

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6.4 Cooperation with Registration Statement, Proxy Statement/Prospectus; Other Filings.

(a) As promptly as practicable following the date of this Agreement (and in any event within four (4) Business Days thereafter), Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”) and the parties hereto shall issue a mutually agreeable press release announcing the execution of this Agreement and the Subscription Agreements (the “Signing Press Release”). Parent shall provide the Company Parties with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith.

(b) The Company Parties shall promptly provide to Parent such information concerning the Company and the Company Shareholders as is either required by the federal securities laws or reasonably requested by Parent for inclusion in the Registration Statement and Offer Documents. As promptly as practicable after the receipt by Parent from the Company Parties of all such information, including the Company PCAOB Audited Financial Statements, Parent and the Company Parties shall prepare and file with the SEC, and with all other applicable regulatory bodies, proxy materials for the purpose of soliciting proxies from holders of Parent Ordinary Shares sufficient to obtain Parent Shareholder Approval at a general meeting (whether annual or extraordinary) of holders of Parent Ordinary Shares to be called and held for such purpose (the “Parent Shareholder Meeting”). Such proxy materials shall be in the form of a combined proxy statement and prospectus (the “Proxy Statement/Prospectus”), which shall be included in the Registration Statement filed by Parent with the SEC. Parent shall promptly respond to any SEC comments on the Registration Statement. The Proxy Statement/Prospectus, the Registration Statement, and the documents included or referred to therein, together with any filings under the Exchange Act that reference, amend, or supplement the foregoing documents, and any supplements, amendments or exhibits thereto, are referred to herein as the “Offer Documents”.

(c) Parent shall each time before any Offer Document is filed with the SEC (i) permit the Company Parties and their counsels to review and comment on the Offer Documents and (ii) consider any such comments in reasonable and good faith. As promptly as practicable after receipt thereof, Parent shall provide to the Company Parties and their counsels notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Offer Documents, and, in each case, shall consult with the Company Parties and their counsel concerning any such correspondence and shall give the Company Parties and their counsel reasonable opportunity to participate in the response to any such correspondence and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by permitting the Company’s counsel to participate with Parent’s counsel in any discussions or meetings with the SEC. Parent will advise the Company Parties, as promptly as practicable after it receives notice thereof, of the time when the Registration Statement or Proxy Statement/Prospectus or any amendment or supplement thereto has been filed with the SEC and the time when the Registration Statement declared effective or any stop order relating to the Registration Statement is issued.

(d) None of Parent, Parent’s Board of Directors nor any committee of the Parent’s Board of Directors shall withdraw, qualify, amend, change or modify, or propose publicly or by formal action of Parent, the Parent’s Board of Directors or any committee of the Parent’s Board of Directors to withdraw, qualify, amend, change or modify, in a manner adverse to the Company, the Parent Board Recommendation or any other recommendation by Parent, the Parent’s Board of Directors or any committee of the Parent’s Board of Directors in connection with any of the Parent Proposals (in each case, a “Change in Recommendation”); provided, however, that solely in response to a Company Intervening Event that has a Material Adverse Effect on the Company, the Parent’s Board of Directors and/or any committee of the Parent’s Board of Directors may make a Change in Recommendation prior to obtaining the Parent Shareholder Approval if Parent’s Board of Directors or such committee determines in good faith, after consultation with and upon the advice of its outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by Parent’s Board of Directors or such committee of their respective fiduciary duties under applicable Law; provided, further, that Parent’s Board of Directors or such committee shall not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (1) Parent has provided at least ten (10) days’ prior written notice to the Company Parties advising that Parent’s Board of Directors and/or such committee proposes to take such action and which notice contains the material facts underlying Parent’s Board of Directors’ or such committee’s determination that a Company Intervening Event that has a Material Adverse Effect on the Company Parties, has occurred (a “Change in Recommendation Notice”, and such period from the time the Change in Recommendation Notice is delivered until 5:00 p.m., New York, New York, local time on the tenth (10th) day from the date of such notice (it being understood that any material development with respect to a Company Intervening Event that has a Material Adverse Effect on the

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Company Parties, shall require a new notice but with an additional five-Business Day (instead of ten-day) period from the date of such notice), the “Change in Recommendation Notice Period”); provided, that, such notification would not, after consultation with and upon the advice of Parent’s outside legal counsel, constitute a breach by the Parent’s Board of Directors of its fiduciary duties under applicable Law or constitute a breach of any applicable Law, (2) during such Change in Recommendation Notice Period, the Parent’s Board of Directors and/or such committee has engaged in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Change in Recommendation and (3) following expiration of such Change in Recommendation Notice Period, the Parent’s Board of Directors (including the transaction committee and any other required committee or subgroup of such board) reaffirms in good faith, after consultation with and upon the advice of its outside legal counsel, that the failure to make a Change in Recommendation would constitute a breach by Parent’s Board of Directors or such committee of their respective fiduciary duties under applicable Law. Notwithstanding anything to the contrary contained in this Agreement, during a Change in Recommendation Notice Period, the obligations of Parent or the Parent’s Board of Directors under this Agreement to make filings with any Authority (including the SEC) with respect to the Required Parent Proposals contemplated herein, to give notice for or to convene a general meeting, or make a recommendation, shall be tolled, and in the event any such filing or notice for a meeting was made prior to the commencement of a Change in Recommendation Notice Period, Parent shall be permitted to adjourn such meeting (subject to applicable Law) and amend such filing as necessary to provide sufficient time for Parent Shareholders to consider any revised recommendation.

(e) As soon as practicable following the date on which the Registration Statement is declared effective by the SEC (such effective date, the “S-4 Effective Date”), Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Ordinary Shares and, pursuant thereto, shall call the Parent Shareholder Meeting in accordance with the Parent Articles and all applicable Laws of the Cayman Islands and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Transactions and the other matters presented to the Parent Shareholders for approval or adoption at the Parent Shareholder Meeting, including the Parent Proposals.

(f) Parent shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act, the Parent Articles and all applicable Laws of the Cayman Islands and Nasdaq in the preparation, filing and distribution of the Offer Documents, as applicable, the solicitation of proxies under the Proxy Statement/Prospectus and the calling and holding of the Parent Shareholder Meeting. The Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act with respect to information provided for inclusion in the Offer Documents Without limiting the foregoing, Parent shall ensure that each of the Registration Statement, as of the S-4 Effective Date, and the Proxy Statement/Prospectus, as of the date on which it is first distributed to the Parent Shareholders, and as of the date of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Offer Documents). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Offer Documents, as of the S-4 Effective Date, the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to the Parent Shareholders, the Redemption deadline pursuant to the Parent Articles and Trust Agreement, or at the time of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. If at any time prior to the Merger Effective Time, a change in the information relating to the Company or any other information furnished by Parent, Merger Sub or the Company for inclusion in the Offer Documents, which would make the preceding sentence incorrect, should be discovered by Parent, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties hereto of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Parent Shareholders. In connection therewith, Parent, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing.

(g) In accordance with the Parent Articles and applicable Laws, including the Cayman Companies Act and rules and regulations of Nasdaq in the Proxy Statement/Prospectus, Parent shall seek from the holders of Parent Ordinary Shares the approval of the following proposals: (i) approval of the Merger (the “Merger Proposal”); (ii) approval of the Domestication (the “Domestication Proposal”); (iii) approval of the election of the persons designated

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pursuant to Section 2.4(b)(i) hereto as directors of Pubco (the “Director Election Proposal”); (iv) approval to adjourn the Parent Shareholder Meeting, if necessary or desirable; and (v) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger as determined by Parent (the proposals set forth in the forgoing clauses (i) through (vi) collectively, the “Parent Proposals”).

(h) Parent, with the reasonable assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and the Registration Statement to become effective as promptly as reasonably practicable. The Offer Documents shall provide the public shareholders of Parent with the opportunity to effect the Redemption at the Redemption Price, all in accordance with the Parent Articles, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC.

(i) Notwithstanding anything else to the contrary in this Agreement or any Additional Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law.

(j) Parent shall call and hold the Parent Shareholder Meeting as promptly as practicable (subject to applicable rules and regulations of the SEC) after the S-4 Effective Date for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the Merger and this Agreement. The Company acknowledges that a substantial portion of the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement/Prospectus, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Prospectus or responses to comments from the SEC or its staff in connection therewith. The Company shall make, and cause each Subsidiary to make, their managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(k) Prior to Closing, Parent shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the consummation of the Transactions contemplated by this Agreement, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”). Parent shall provide the Company with a reasonable opportunity to review and comment on the Closing Form 8-K prior to its filing and shall consider such comments in good faith. Prior to the Closing, the parties hereto shall prepare a mutually agreeable press release announcing the consummation of the Transactions contemplated by this Agreement (“Closing Press Release”). Concurrently or promptly following with the Closing, Pubco shall distribute the Closing Press Release, and within four (4) Business Days thereafter, file the Closing Form 8-K with the SEC.

6.5 Company Financial Statements and Financial Information; Company Business Plan.

(a) The Company shall use its reasonable best efforts to provide Parent with audited financial statements on or before October 31, 2025, including balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity, of the Company as of and for each of the years ended July 31, 2024 and July 31, 2023, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors (the “Company PCAOB Audited Financial Statements”).

(b) The Company shall use its reasonable best efforts to provide Parent by the end of each calendar quarter during the Interim Period, or as promptly as reasonably practicable thereafter, the unaudited financial statements, including balance sheets, statements of operations, statements of cash flows and statements of stockholders equity, of the Company as of and for each interim period required to be presented in the Registration Statement, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and reviewed in accordance with SAS 100 review procedures (the “Company Unaudited Interim Financial Statements”).

(c) The Company shall use its reasonable best efforts to promptly provide Parent with additional Company financial information reasonably requested by Parent for inclusion in the Registration Statement, the Proxy Statement/Prospectus and any other filings to be made by Parent with the SEC. Notwithstanding the generality of the

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foregoing, the Company shall reasonably cooperate with Parent in connection with the preparation for inclusion in the Offer Documents of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

6.6 Reasonable Best Efforts; Further Assurances; Governmental Consents.

(a) Except with respect to the matters set forth in Section 6.5, which shall be governed by the terms and condition of Section 6.5, or otherwise as subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts, and shall cooperate fully with the other parties hereto, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the Transactions, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities or other third Persons prior to the Merger Effective Time, (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the Transactions.

(b) Except with respect to the matter set forth in Section 6.5, which shall be governed by the terms and condition of Section 6.5, or otherwise as subject to applicable Law, each of the Company and Parent agrees to (i) cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the Transactions and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the Transactions, either in person or by telephone, with any Authority in connection with the Transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (ii), (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall use their reasonable best efforts to take all such action.

6.7 Confidentiality.

(a) Each party hereto acknowledges and understands that, in connection with the Transactions, it will receive certain Confidential Information of the other parties hereto (the recipient of such Confidential Information, the “Recipient” and the party hereto disclosing such Confidential Information, the “Disclosing Party”). During the Interim Period, and, in the event that this Agreement is terminated pursuant to ARTICLE X, for a period of two years after such termination, the Recipient shall, and shall instruct its Representatives to, use Confidential Information solely for the purpose of consummating the Transactions, and, in furtherance and not in limitation of the foregoing, shall (i) undertake commercially reasonable precautions to safeguard and protect the confidentiality of the Confidential Information; (ii) not disclose or cause to be disclosed in any manner whatsoever, directly or indirectly, in whole or in part, Confidential Information, except as is expressly permitted under this Agreement; and (iii) except as permitted by Section 6.7(c) below, disclose the Confidential Information only to its Representatives who have been advised by the Recipient of the existence of this Section 6.7 and have been instructed to comply with the provisions of this Section 6.7, or are otherwise subject to a confidentiality agreement with the Disclosing Party.

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(b) The term “Confidential Information” means all documents, information (whether oral, written, or electronic), interpretations, and other materials about the Disclosing Party or the Disclosing Party’s business furnished by the Disclosing Party to the Recipient or its Representatives in connection with this Agreement or the Transactions, in each case, that are non-public, confidential, or proprietary, including without limitation, non-public, confidential, or proprietary information related to accounting, financial matters, tax, legal and operational information, proprietary oral, written, or electronic communications, confidential memoranda, presentations, notes, reports, analyses, compilations, forecasts, data, studies, or other documents or materials prepared by the Disclosing Party or its Representatives, or prepared by the Recipient or its Representatives to the extent based on the information or materials referenced in this first sentence of Section 6.7(b). The term “Confidential Information” does not include information that: (i) is, was, or becomes available to the public other than as a result of a disclosure by the Recipient or any of its Representatives in violation of this Section 6.7; (ii) is, was, or becomes available to the Recipient or any of its Representatives from a source other than the Disclosing Party or its Representatives if such source is not known by the Recipient at the time of the disclosure to be bound by a confidentiality agreement with, or other known contractual or legal obligation of confidentiality to, the Disclosing Party with respect to such information; (iii) was or is independently developed by the Recipient or its Representatives without using Confidential Information; (iv) is obtained by the Recipient or its Representatives through subpoena, formal legal proceedings or discovery, or other process; (v) is determined by a court of competent jurisdiction not to be Confidential Information pursuant to a final order not subject to appeal; (vi) is already within the Recipient’s possession prior to it being furnished to the Recipient or its Representatives by or on behalf of the Disclosing Party and not covered by some other confidentiality obligation between the Recipient and the Disclosing Party; or (vii) is agreed by the Disclosing Party in writing (including by email) not to be Confidential Information.

(c) Notwithstanding anything to the contrary in this Section 6.7, the Recipient may disclose any Confidential Information in the event that the Recipient or its Representatives are requested or required (as determined in good faith by the Recipient or such Representative upon the advice of counsel) to disclose all or any portion of the Confidential Information by any applicable Law or applicable stock exchange rules or by request of any Authority (whether by oral questions, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process). Notwithstanding the foregoing, with respect to any such request made under applicable Law, to the extent reasonably practicable and permitted by applicable Law, the Recipient agrees to promptly notify the Disclosing Party of such request so that the Disclosing Party may intervene (at the Disclosing Party’s sole cost and expense) to take legally available steps to resist or narrow such request, including the Disclosing Party’s efforts to seek a protective order or other appropriate remedy (at the Disclosing Party’s sole cost and expense). In addition, to the extent permitted by applicable Law, the Recipient will not oppose and, to the extent requested by the Disclosing Party, will use commercially reasonable efforts to cooperate with the Disclosing Party (at the Disclosing Party’s sole cost and expense) with regard to, any action by the Disclosing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information, or to resist or narrow the request or requirement for information. Provided the Recipient and its Representatives comply with the notice and other provisions of this Section 6.7(c), if the Recipient, or any of its Representatives, is requested by any Authority or is required by applicable Law to disclose Confidential Information, the Recipient or its Representatives may disclose that portion of the Confidential Information that the Recipient, or any of its Representatives, reasonably believes is requested or required by applicable Law without any liability for such disclosure. Notwithstanding anything in this Agreement to the contrary, the Recipient and its Representatives may disclose Confidential Information without notice or other obligation to the Disclosing Party or taking any other action hereunder in connection with routine supervisory examinations, inspections, investigations or inquiries by an auditor, banking or other regulatory or self-regulatory authorities having jurisdiction or any other ordinary course regulatory audits of the Recipient’s or any of its Representatives’ respective businesses, provided that such examinations, inspections, investigations or inquiries are not specifically directed at the Disclosing Party, the Transaction, or any Confidential Information (as determined by the Recipient or such Representative upon the advice of counsel).

(d) Upon the Disclosing Party’s written request (email being sufficient), the Recipient shall (within 5 Business Days following the receipt of such written request), and shall promptly direct its Representatives to, deliver to the Disclosing Party or, at the option of the Recipient, destroy (to the extent technically and reasonably practicable) all written Confidential Information without retaining, in whole or in part, any copies, extracts, or other reproductions (whatever the form or storage medium) of such Confidential Information, and, if applicable, upon written request, shall confirm the destruction of such Confidential Information in writing (which may be by email) to the Disclosing Party. Notwithstanding the foregoing sentence, the Recipient and its Representatives may retain: (i)

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that portion of the Confidential Information that consists of copies, electronic copies, notes, analyses, compilations, studies, interpretations, or other documents prepared by the Recipient or any Representative of the Recipient; (ii) such documents, records, and copies as it reasonably believes may be required in order to satisfy any internal compliance, record keeping, retention policies and/or procedures or Law to which the Recipient or such Representative is subject; (iii) any portion of the Confidential Information that is no longer in their sole custody and control pursuant to a prior disclosure under Law; (iv) Confidential Information contained in backup tapes or other media made in the ordinary course of business pursuant to automated archival processes; and (v) any portions of the Confidential Information that have been disclosed to the public pursuant to the terms of this Agreement.

(e) The Company acknowledges and agrees that it is aware, and its Affiliates and Representatives are aware (or upon receipt of any material nonpublic information of Parent, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company hereby agrees, except in connection with or support of the Transactions and as contemplated by this Agreement, while any of them are in possession of such material nonpublic information, during the Interim Period, none of such Persons shall, directly or indirectly (through its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of Parent, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.

6.8 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) The parties hereto agree that for a period of six (6) years from the Closing Date, the parties hereto shall, and shall cause Pubco to, maintain in effect, in favor of any individual who, at or prior to the Closing, was a director or officer of Pubco, Merger Sub or the Company, as the case may be, or who, at the request of Parent, Merger Sub or the Company, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), the exculpation, indemnification and advancement of expenses provisions of Parent’s, Merger Sub’s and the Company’s respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent, Merger Sub or the Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, (which, for the avoidance of doubt, shall provide for the advancement of reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable Law (including in connection with any Action brought by any such Person to enforce his or her rights under this Section 6.8)) and the parties hereto shall, and shall cause Pubco to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, Pubco shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.8 without limit as to time.

(b) At or prior to the Closing, Pubco shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is currently covered by a directors’ and officers’ liability insurance policy of Parent and the Company, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided that in no event shall Parent and the Company, respectively, be required to expend on the premium thereof in excess of 350% of the aggregate annual premiums currently payable by Parent and the Company, respectively, with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. From and after the Merger Effective Time, Parent shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Pubco and the Surviving Corporation, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.8(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of the Company shall be settled without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned.

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(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the organizational documents of Parent, Merger Sub, or the Company, any other indemnification arrangement, any Law or otherwise. The obligations of Parent and the Company under this Section 6.8(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.8 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.8.

(d) If Parent or, after the Closing, Pubco or the Surviving Corporation, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Pubco or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.8.

6.9 Sponsor Indemnification.

(a) As set forth in that certain Indemnification Agreement, dated January 14, 2025 by and between Parent and the Sponsor (the “Sponsor Indemnification Agreement”), the parties hereto each acknowledge and agree that Parent’s obligations to indemnify and hold harmless the Indemnitees (as defined in the Sponsor Indemnification Agreement, which term includes the Sponsor) expressly survives the Closing.

(b) At the Merger Effective Time, Pubco shall assume all rights and obligations of Parent and its successors under all indemnification agreements (including the Sponsor Indemnification Agreement) then in effect between Parent (or any of its successors) and any Person who is or was a director or officer of Parent or Sponsor prior to the Merger Effective Time and that have either been (a) entered into prior to the date hereof and made available to the Company prior to the Closing or (b) are entered into after the date hereof in accordance with Section 6.1, which indemnification agreements (including the Sponsor Indemnification Agreement but only with respect to the indemnification, exoneration, exculpation, advancement and expense reimbursement provisions therein) shall continue to be effective following the Closing.

6.10 Certain Tax Matters.

(a) For U.S. federal (and applicable state and local) income Tax purposes, each of the parties hereto intends that (a) the Domestication qualifies for the Domestication Intended Tax Treatment and (b) the Merger qualifies for the Merger Intended Tax Treatment. The parties hereto hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) agree to file and retain such information as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns on a basis consistent with the Intended Tax Treatment and not otherwise to take any position or action inconsistent with the Intended Tax Treatment, in each case, unless otherwise required by a Authority as a result of a “determination” that is final within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law. Each party hereto agrees to use reasonable best efforts to promptly notify all other parties hereto of any challenge to the qualification of the relevant portion of the transactions contemplated by this Agreement for its Intended Tax Treatment by any Authority. None of the parties hereto shall (and none of the parties hereto shall permit or cause any of their respective Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment, the Domestication to qualify for the Domestication Intended Tax Treatment and the Merger to qualify for the Merger Intended Tax Treatment. Each of the parties acknowledges and agrees that each has had the opportunity to obtain independent legal and Tax advice with respect to the transactions contemplated by this Agreement.

(a) Parent and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Domestication may not qualify for the Domestication Intended Tax Treatment or that the Merger may not qualify for the Merger Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company and Parent reasonably determines on the advice of their respective counsel that such amendments would be reasonably expected to result in the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment and would not be commercially impracticable).

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(b) In the event the SEC requires that an opinion of external counsel relating to the Tax consequences of, or related to, the transactions contemplated by this Agreement be issued in connection with the Registration Statement, the Proxy Statement/Prospectus or Other Filings, each of the parties hereto shall reasonably cooperate in good faith with one another in connection with the issuance of such a Tax opinion. In connection with the foregoing, each of the parties hereto shall (and shall cause their respective Affiliates, Subsidiaries or Representatives to) execute and deliver customary Tax representation letters to the applicable counsel, upon reasonable request therefore, dated as of the necessary date and signed by an officer of the applicable party and in form and substance reasonably satisfactory to such counsel (including containing customary representations, warranties and covenants) and reasonably necessary or appropriate to enable such counsel to render any such opinion. CELINE or other advisors of Parent shall not be required to provide any opinion to any party regarding the Merger Intended Tax Treatment or with respect to any Tax matters affecting the Company or any of its equity holders. Notwithstanding anything to the contrary in this Agreement, neither counsel nor advisors to Parent or the Company shall be required, or be deemed to be required, to provide any Tax opinion as an express condition precedent to the transactions contemplated by this Agreement.

(c) The parties hereto shall reasonably cooperate in connection with Tax compliance matters, including any requests from equity holders of the Parent in connection with matters relating to Parent’s U.S. federal tax classification as a “passive foreign investment company” or “controlled foreign corporation.”

(b) All Transfer Taxes shall be paid by the Surviving Corporation. After the Closing Date, the Surviving Corporation will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes that are required to be filed after the Closing Date, and, if required by applicable Law, Pubco will, and will cause their respective Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation, as applicable. Each party hereto shall (and shall cause its Affiliates to) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

6.11 Litigation. During the Interim Period, Parent, on the one hand, and the Company Parties, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Actions (including derivative claims) relating to this Agreement, any Additional Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced (or to such party’s knowledge threatened) against, in the case of Parent, any of Parent or any of its Representatives (in their capacity as a representative of Parent) or, in the case of the Company Parties, the Company Parties or any of their Representatives (in their capacity as a representative of the Company Parties). Parent and the Company Parties shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in (subject to a customary joint defense agreement), but not control, the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. In no event shall (A) any of Parent or any of its Representatives settle or compromise any Transaction Litigation without the Company Parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) or (B) the Company Parties or any of their Representatives settle or compromise any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.12 Pubco Equity Incentive Plan. Prior to Closing, Parent and Company shall cooperation in good faith to adopt a new equity incentive plan to be effective (the “Pubco Equity Incentive Plan”). The Pubco Equity Incentive Plan shall have such number of shares available for issuance equal a mutually agreed upon percentage between the Parent and the Company of the Pubco Common Stock on a fully-diluted basis (calculated after giving effect to the transactions hereunder but excluding any Company Converted Warrants).

6.13 Nasdaq Listing. Pubco shall use its reasonable best efforts to cause (a) Pubco’s initial listing application with Nasdaq in connection with the Transactions to have been approved; (b) all applicable initial and continuing listing requirements of Nasdaq to be satisfied; and (c) the Pubco Common Stock to be issued as Aggregate Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Merger Effective Time.

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ARTICLE VII
COVENANTS OF THE COMPANY

7.1 Commercially Reasonable Efforts to Obtain Consents. The Company shall use its commercially reasonable efforts to obtain each Company Consent set forth on Company Schedule 7.1. The parties hereto have determined and agree that no filing or waiting period under the HSR Act is required in respect of the Transactions.

7.2 Support Agreement. As soon as practicable after the execution and delivery of this Agreement, but no later than fourteen (14) calendar days thereafter, the Company shall deliver to Parent a Company Shareholder Support Agreement in substantially the form attached hereto as Exhibit C, duly executed by each Company Stockholder set forth in Schedule 7.2.

7.3 No Parent Securities Transactions. From and after the date of this Agreement until the Merger Effective Time, except as otherwise contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Parent without the prior consent of Parent if the Company possesses material nonpublic information of Parent.

7.4 Obligations of Merger Sub. The Company shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

7.5 Employment Agreements. Pubco shall use commercially reasonable efforts to enter into Employment Agreements with the executive employees listed in Company Schedule 1.1(a), which Employment Agreements would become effective as of the Closing.

ARTICLE VIII
COVENANTS OF PARENT

8.1 Trust Account. Parent shall cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including for the payment of (a) all amounts payable to public shareholders of Parent in connection with the Redemption (the “Parent Redemption Amount”), (b the other Transaction Expenses to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to Pubco after the Closing.

8.2 Adoption of Registration Statement. Within one Business Day of the Closing Date, the post-Domestication Parent, as the successor to the pre-Domestication Parent, shall file a post-effective amendment to the Registration Statement pursuant to Rule 414(d) of the Securities Act.

8.3 Section 16 Matters. Prior to the Domestication Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Parent Ordinary Shares or acquisitions of Pubco Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may be or become subject to the reporting requirements of Section 16 of the Exchange Act to be an exempt disposition or exempt acquisition pursuant to Rule 16b-3 promulgated under the Exchange Act.

8.4 Parent Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement is declared effective under the Securities Act, Parent shall: (a) use reasonable best efforts to solicit proxies to obtain Parent Shareholder Approval, including the adoption and approval of any other proposal reasonably agreed to by Parties as necessary or appropriate in connection with the consummation of the Merger and the adoption and approval of a proposal for the adjournment of the Parent Shareholder Meeting, if necessary or convenient, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing; and (c) the conduct of the Parent Shareholder Meeting.

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ARTICLE IX
CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of each of the parties hereto to consummate the Transactions are subject to the satisfaction of all of the following conditions at or prior to the Domestication Effective Time (or, with respect to the conditions in Sections 9.1(a) and 9.1(e), at or prior to the Merger Effective Time), any one or more of which may be waived (where permissible) in writing by both Parent and Pubco (on behalf of the Company Parties):

(a) No Prohibition. No Authority having competent jurisdiction over the parties hereto with respect to the Transactions shall have (i) enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award that is in effect or (ii) brought an Action or issued or granted any Order (whether temporary, preliminary, or permanent) that is in effect and is final and non-appealable, and, in each case, which has the effect of making the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions.

(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(c) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained.

(d) Pubco Stockholder Approval. The Pubco Stockholder Approval shall have been obtained for the Transactions.

(e) Pubco Board. The size and composition of the Pubco’s Board of Directors shall be as set forth in Section 2.4(b)(i) hereto.

(f) Nasdaq Listing. Pubco’s initial listing application with Nasdaq in connection with the Transactions shall have been approved and the Pubco Common Stock to be issued in connection with this Agreement, including the Aggregate Merger Consideration, shall have been approved for listing on Nasdaq, subject to official notice of issuance. Pubco shall have satisfied all criteria as required by Nasdaq under its rules for listing on Nasdaq.

(g) Fairness Opinion. The Parties shall have procured a fairness opinion for the Transaction from an investment bank approved in the Parent.

(h) Completion of Domestication. the Domestication shall have been completed as provided in Section 2.1 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

9.2 Conditions to Obligations of the Parent. The obligations of the Parent to consummate the Transactions are subject to the satisfaction of all the following further conditions any one or more of which may be waived (where permissible) in writing by the Parent (in its sole and absolute discretion):

(a) Agreements and Covenants. The Company Parties shall have duly performed or complied with, in all material respects, all of their obligations hereunder required to be performed or complied with at or prior to the Closing; provided, that for purposes of this Section 9.2(a), an obligation of the Company shall only be deemed to have not been performed or complied with if the Company has materially breached such obligation and failed to cure within thirty (30) Business Days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Closing Date).

(b) Representations and Warranties. The Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date or time, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date or time, as applicable), and (ii) the representations and warranties of the Company Parties set forth in Article IV (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and

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time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct in all respects as of such earlier date or time, as applicable), except, in each case of this subclause (ii), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein), individually or in the aggregate, does not cause a Material Adverse Effect.

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the date hereof that is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of Pubco certifying the accuracy of the foregoing clauses (a), (b) and (c) of this Section 9.2.

(e) Required Company Consents. The Company Parties shall have obtained each Required Company Consent and delivered to Parent evidence thereof, in form and substance reasonably acceptable to Parent.

(f) Non-Competition Agreements. The Parent shall have received Non-Competition Agreements from the Key Employees, duly executed by each such Key Employees and the Company.

(g) Lock-Up Agreement. The Company Shareholders set forth in Schedule 7.2 shall have executed and delivered to the Parent a copy of the Lock-Up Agreement.

(h) Company Shareholder Support Agreement. The Company Shareholders set forth in Schedule 7.2 shall have executed and delivered to the Parent a copy of the Company Shareholder Support Agreement.

(i) Disclosure Schedules. The Company shall have delivered disclosure schedules contemplated by this Agreement no later than fourteen (14) calendar days following the date of execution of this Agreement. The parties acknowledge and agree that the Disclosure Schedules, when delivered, shall be deemed to supplement and form a part of this Agreement as of the date hereof. The delivery and acceptance of the Disclosure Schedules shall not affect the representations, warranties, covenants, or agreements of the Company set forth herein, except to the extent such disclosures expressly qualify such provisions.

(j) Failure to Deliver Closing Deliverables. In the event the Company fails to deliver, or cause to be delivered, any of the documents, certificates, agreements, or other deliverables required to be delivered by it pursuant to this Agreement on or prior to the date specified for the Closing (or such other date as may be mutually agreed in writing by the parties), such failure shall constitute a material breach of this Agreement. In such event, Parent shall have the right, in its sole discretion, to terminate this Agreement in accordance with Section 10.2(a) of this Agreement, without any further obligation or liability on the part of Parent.

9.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is subject to the satisfaction of all of the following further conditions any one or more of which may be waived (where permissible) in writing by the Company (in its sole and absolute discretion):

(a) Agreements and Covenants. The Parent shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with at or prior to the Closing; provided, that for purposes of this Section 9.3(a), an obligation of the Parent shall only be deemed to have not been performed or complied with if the Parent has materially breached such obligation and failed to cure within five (5) days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Closing Date).

(b) Representations and Warranties. (i) the Parent Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date or time, as applicable), (ii) the representations and warranties of Parent (other than the Parent Fundamental Representations) contained in ARTICLE V of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time, as applicable),

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except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein), individually or in the aggregate, does not cause a Parent Material Adverse Effect.

(c) Officer’s Certificate. The Company shall have received a certificate signed by an authorized officer of Parent certifying the accuracy of the foregoing clauses (a) and (b) of this Section 9.3.

(d) A&R Registration Rights Agreement. Sponsor shall have executed and delivered to the Company a copy of the A&R Registration Rights Agreement.

(e) Lock-Up Agreement. The Sponsor shall have executed and delivered to the Company a copy of the Lock-Up Agreement.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no party hereto may rely on the failure of any condition set forth in this ARTICLE IX to be satisfied if such failure was caused by the failure of such party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

9.5 Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this ARTICLE IX that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

ARTICLE X
TERMINATION

10.1 Termination Without Default.

(a) In the event a governmental Authority shall have issued an Order or enacted a Law having the effect of permanently restraining, enjoining or otherwise prohibiting either the Domestication or the Merger, which Order or Law is final and non-appealable, a Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(a) shall not be available to the Company or the Parent if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental Authority.

(b) This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

(c) This Agreement may be terminated by the Company or Parent upon written notice to the Parties by the Party terminating this Agreement if Section 7.4 herein is not satisfied as of the Closing Date or, if the Parties agree to an extension of the Closing Date, within fourteen (14) days after the Closing Date.

(d) This Agreement may be terminated by the Parent or Company in the event that Parent Shareholder Approval or Pubco Stockholder Approval is not obtained by the Closing Date, which termination shall be effective upon ten (10) days’ prior written notice from the party terminating this Agreement to the other Parties.

10.2 Termination Upon Default.

(a) The Parent may terminate this Agreement by giving notice to the Company Parties on or prior to the Closing Date, without prejudice to any rights or obligations the Parent may have, if the Company Parties have materially breached any of their representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement and such breach shall not be cured within thirty (30) calendar days following receipt by the Company Parties of a notice describing in reasonable detail the nature of such breach; provided however, that prior to dispatching the notice of termination, the Parent shall have engaged in good faith discussions with the Company Parties to resolve the issues in dispute for a period of at least five (5) days, and have failed to resolve said issues by the end of such period. For avoidance of doubt and notwithstanding anything herein to the contrary, the failure to deliver the Audited Financial Statements and the Interim U.S. GAAP Financial Statements shall constitute a material breach of this Agreement.

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(b) The Company may terminate this Agreement by giving notice to the Parent, without prejudice to any rights or obligations the Company may have, if the Parent has materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within thirty (30) calendar days following receipt by such Parent of a notice describing in reasonable detail the nature of such breach; provided however, that prior to dispatching the notice of termination, the Company Parties shall have engaged in good faith discussions with the Parent to resolve the issues in dispute for a period of at least five (5) days, and have failed to resolve said issues by the end of such period.

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and be of no further force or effect, without any liability on the part of any party hereto (or any shareholder, director, officer, employee, Affiliate, agent, consultant or Representative of such party) to any other party hereto or any other Person; provided that, no such termination shall relieve any party from liability arising out of or incurred as a result of the willful breach by such party of this Agreement or such party’s fraud. The provisions of ARTICLE X and ARTICLE XI shall survive any termination hereof pursuant to this ARTICLE X.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax, on the date that transmission is confirmed electronically, if by 5:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; (c) if by email, on the date of transmission; or (d) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company or Merger Sub (or, following the Closing, the Surviving Corporation or Pubco), to:

DRC Medicine Ltd.
Shinjuku i-Land Tower, 4th Floor
6-5-1 Nishi-Shinjuku Shinjuku-ku
Tokyo 163-1304, Japan
Attn: Akira Okada
E-mail: okada.a@drciyaku.co.jp

with a copy (which shall not constitute notice) to:

Ross Law Group
1430 Broadway, Suite 1804
New York, NY 10018-3352
Attention: Gary J. Ross
E-mail: gary@rosslawgroup.co

if to Parent:

Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku
Tokyo 160-0023 Japan
Attn: Angshuman (Bubai) Ghosh
E-mail: bubai.ghosh@ribbonacquisitioncorp.com

with a copy (which shall not constitute notice) to:

Celine & Partners PLLC
1185 6th Avenue, Suite 304
New York, NY 10036
Attention: [            ], Esq.
E-mail: [            ]

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11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party hereto from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party hereto waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any party hereto, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek to obtain an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

(d) Notwithstanding anything to the contrary contained herein, no party hereto shall seek, nor shall any party hereto be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party hereto in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. Except as required by applicable Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties hereto agree that neither they nor their respective Representatives shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other parties hereto. If a party hereto is required to make such a disclosure as required by applicable Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties hereto reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. Except as otherwise set forth herein, the payment of any filing fees with the SEC relating to the Offer Documents shall be borne equally by the Company and Parent. Upon the Closing, all Transaction Expenses shall be paid and/or reimbursed by wire transfer of immediately available funds, from Aggregate Parent Closing Cash, and to the extent such funds are exhausted, will be paid by the Pubco.

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11.6 No Assignment or Delegation. No party hereto may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

11.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof (except that the Cayman Islands Companies Act (As Revised) shall also apply to the Domestication).

11.8 Waiver of Jury Trial. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9 Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Additional Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 11.9 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action.

11.10 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party hereto of an executed counterpart or the earlier delivery to each party hereto of original, photocopied, or electronically transmitted (including scanned .pdf image) signature pages that together (but need not individually) bear the signatures of all other parties hereto.

11.11 Entire Agreement. This Agreement, together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter and thereof and supersedes all prior and contemporaneous understandings, letters of intent, and agreements related thereto (whether written or oral), all of which are merged

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herein. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.

11.12 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. The parties hereto shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.13 Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the Transactions.

11.14 Third Party Beneficiaries. Except as provided in Sections 6.8, 6.9, 6.10, ARTICLE X and Section 11.16, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.15 Waiver. Reference is made to the final prospectus of Parent, dated June 14, 2025 (the “IPO Prospectus”). The Company has read the IPO Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of its Affiliates and its and their Representatives, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the monies in the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) agrees that it will not seek recourse against the monies in the Trust Account for any reason provided, however, that the foregoing waiver will not limit or prohibit the Company, from pursuing a claim against Parent.

11.16 Non-Recourse. (a) This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or Representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.16) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the Transactions.

(b) Each party to this Agreement expressly waives and foregoes any right to recover punitive or exemplary damages (except with respect to fraud, willful misconduct or intentional breach) against any other party in any arbitration, lawsuit, litigation, or proceeding arising out of or resulting from any controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby.

11.17 Non-Survival of Representations and Warranties. Except as otherwise set forth in Section 10.3 or (y) in the case of claims against a Person in respect of such Person’s common law fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after

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the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing and (b) this ARTICLE XI.

11.18 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE COMPANY SCHEDULES. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the Business of the Company by management of the Company or others in connection with the Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreements or the Transactions, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Company Schedules. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreement and the Transactions, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Company Schedules. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Company Schedules: (i) each of Parent and Merger Sub acknowledges and agrees that: (A) neither the Company, the Company Shareholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the Business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to Parent and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and (B) no Representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (ii) Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Shareholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (iii) none of the Company, the Company Shareholders nor any other Person shall have any liability to Parent or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF PARENT, SPONSOR OR ANY OTHER HOLDERS OF EQUITY INTERESTS OF PARENT, NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT OR ITS RESPECTIVE BUSINESSES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE PARENT SCHEDULES. Without limiting the generality of the foregoing, none of Parent, Sponsor nor any other holders of Equity Interests of Parent nor any of their respective Representatives has made, and

Annex A-53

shall not be deemed to have made, any representations or warranties in the materials relating to Parent made available to the Company and its Representatives, including due diligence materials, or in any presentation of the business of Parent made by management of Parent or others in connection with the Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreements or the Transactions, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Parent Schedules. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Parent, Sponsor or any other holders of Equity Interests of Parent or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Parent, Sponsor or any other holders of Equity Interests of Parent, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreement and the Transactions, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Parent Schedules. Except for the specific representations and warranties expressly made by Parent in ARTICLE V, in each case as modified by the Parent Schedules: (i) the Company acknowledges and agrees that: (A) none of Parent, Sponsor nor any other holders of Equity Interests of Parent nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Parent or the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of Parent, the nature or extent of any liabilities of Parent, the effectiveness or the success of any operations of Parent or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding Parent furnished to the Company or its Representatives or made available to the Company and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and (B) no Representative of Parent, Sponsor or any other holders of Equity Interests of Parent has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (ii) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Sponsor and the other holders of Equity Interests of Parent have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (iii) none of Parent, Sponsor nor any other holders of Equity Interests of Parent nor any other Person shall have any liability to the Company or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of Parent or the future business, operations or affairs of Parent.

11.19 Conflicts and Privilege.

(a) Each of the parties hereto, on its own behalf and on behalf of its Affiliates from time to time, hereby agree that, in the event that a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other Equity Interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Parent Group”), on the one hand, and (y) the Company or Pubco, on the other hand, any legal counsel, including Celine & Partners PLLC (“CELINE”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to the Company or Pubco, and even though such counsel may have represented the Parent Group and/or Pubco in a matter substantially related to such dispute, or may be handling ongoing matters for Pubco, the Company and/or the Sponsor. The parties hereto, on behalf of their respective successors and assigns (including, after the Closing, Pubco), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the Parent Group, on the one hand, and CELINE, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by Pubco or the Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

Annex A-54

(b) The parties hereto, on behalf of their respective successors and assigns (including, after the Closing, Pubco), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other Equity Interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the one hand, and (y) any member of the Parent Group, on the other hand, any legal counsel that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Parent Group, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among any member of the Company, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Pubco. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of Parent.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-55

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Pubco:
DRC MEDICINE INC.
By:
	Name:	Narumi Okazaki
	Title:	Chief Executive Officer and Chairman of the Board
Parent:
RIBBON ACQUISITION CORP.
By:
	Name:	Angshuman (Bubai) Ghosh
	Title:	Chief Executive Officer
Merger Sub:
DRC MERGER INC.
By:
	Name:	Narumi Okazaki
	Title:	Director
Company:
DRC MEDICINE LTD.
By:
	Name:	Narumi Okazaki
	Title:	Chief Executive Officer

[Signature page to Business Combination Agreement]

Annex A-56

Annex B

SPAC INTERIM CHARTER

[TO COME]

Annex B-1

Annex C

PLAN OF MERGER

[TO COME]

Annex C-1

Annex D

PUBCO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

[TO COME]

Annex D-1

Annex E

PROPOSED BYLAWS

[TO COME]

Annex E-1

Annex F

FORM OF INCENTIVE PLAN

[TO COME]

Annex F-1

Annex G

FAIRNESS OPINION

[TO COME]

Annex G-1

Annex H

FORM OF PROXY CARD

[TO COME]

Annex H-1

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Pubco’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Pubco’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Pubco has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1#

Business Combination Agreement, dated as of June 30, 2025, by and among Ribbon Acquisition Corp, DRC Medicine Ltd., DRC Medicine Inc. and DRC Merger Sub Inc. (included as Annex A to the proxy statement/prospectus).

3.1*	Amended and Restated Memorandum and Articles of Association of Ribbon Acquisition Corp.
3.2	Form of Interim Charter, to become effective upon the Domestication (attached as Annex B to the proxy statement/prospectus contained in this registration statement).
3.3	Form of Proposed Charter, to become effective upon the Business Combination (included as Annex B to the proxy statement/prospectus).
3.4	Form of Proposed Bylaws, to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus).
4.1

Specimen Unit Certificate of Ribbon Acquisition Corp (incorporated herein by reference to Exhibit 4.1 of Registration Statement on Form S-1 (File No. 333-281806) filed by Ribbon Acquisition Corp on August 27, 2024).

4.2

Specimen Ordinary Certificate of Ribbon Acquisition Corp (incorporated herein by reference to Exhibit 4.2 of Registration Statement on Form S-1 (File No. 333-281806) filed by Ribbon Acquisition Corp on August 27, 2024).

4.3

Specimen Rights Certificate of Ribbon Acquisition Corp (incorporated herein by reference to Exhibit 4.3 of Registration Statement on Form S-1 (File No. 333-281806) filed by Ribbon Acquisition Corp on August 27, 2024).

5.1*	Opinion of Ross Law Group, PLLC.
10.1

Letter Agreement, dated January 14, 2025, by and between Ribbon Acquisition Corp and each of the officers and directors of Ribbon Acquisition Corp (incorporated herein by reference to Exhibit 10.1 on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

10.2

Letter Agreement, dated January 14, 2025, by and between Ribbon Acquisition Corp and Ribbon Investment Company Ltd (incorporated herein by reference to Exhibit 10.2 filed on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

10.3

Investment Management Trust Agreement, dated January 14, 2025, by and among Ribbon Acquisition Corp and Odyssey Trust Company (incorporated herein by reference to Exhibit 10.3 filed on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

10.4

Registration Rights Agreement, dated January 14, 2025, by and among Ribbon Acquisition Corp, Ribbon Investment Company Ltd and each of the officers and directors of Ribbon Acquisition Corp (incorporated herein by reference to Exhibit 10.4 filed on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

Exhibit No.	Description
10.5

Rights Agreement, dated January 14, 2025, by and between Ribbon Acquisition Corp and Odyssey Trust Company (incorporated herein by reference to Exhibit 4.1 on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

10.6

Private Placement Units Purchase Agreement, dated January 14, 2025, by and between Ribbon Acquisition Corp and Ribbon Investment Company Ltd. (incorporated herein by reference to Exhibit 10.5 on Current Report on Form 8-K (Reg. No. 001-42474) filed by Ribbon Acquisition Corp on January 21, 2025).

21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of [ ] for Ribbon Acquisition Corp’s Financial Statements and Notes.
23.2*	Consent of Enrome LLP.
23.3*	Consent of Ross Law Group, PLLC (included as part of Exhibit 5.1 and Exhibit 8.1).
24.1	Power of Attorney (contained on the signature page to this registration statement).
99.1*	Consent of [ ] to be named as a Director.
99.2*	Consent of [ ] to be named as a Director.
99.3*	Consent of [ ] to be named as a Director.
99.4*	Consent of [ ] to be named as a Director.
99.5*	Consent of [ ] to be named as a Director.
99.6*	Consent of [ ] to be named as a Director.
99.7*	Consent of [ ] to be named as a Director.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

____________

*        To be filed by Amendment.

#        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on the 18th day of September 2025.

DRC Medicine Inc.
By:
Name:	Narumi Okazaki
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on the 18th day of September, 2025.

DRC Medicine Ltd.
By:
Name:	Narumi Okazaki
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
DRC Medicine Ltd.
	Chief Executive Officer	September 18, 2025
Narumi Okazaki	(Principal Executive Officer)
	Chief Financial Officer	September 18, 2025
Akira Moribe	(Principal Financial and Accounting Officer)
September 18, 2025
Kazuyuki Takasu	Director
September 18, 2025
Takaya Kobayashi	Director
September 18, 2025
Yuri Yoshida	Director